     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 5, 1996


                                                       REGISTRATION NO. 33-65129
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                        OCCIDENTAL PETROLEUM CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                         2869                        95-4035997
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)      IDENTIFICATION NUMBER)
           10889 WILSHIRE BOULEVARD                      DONALD P. DE BRIER, ESQ.
        LOS ANGELES, CALIFORNIA 90024                        GENERAL COUNSEL
                (310) 208-8800                       OCCIDENTAL PETROLEUM CORPORATION
      (ADDRESS, INCLUDING ZIP CODE, AND                  10889 WILSHIRE BOULEVARD
  TELEPHONE NUMBER, INCLUDING AREA CODE, OF           LOS ANGELES, CALIFORNIA 90024
  REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)                   (310) 443-6176
                                                 (NAME, ADDRESS, INCLUDING ZIP CODE, AND
                                                TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                                                            AGENT FOR SERVICE)

                            ------------------------

                                    COPY TO:
                             JEROME L. COBEN, ESQ.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                             300 SOUTH GRAND AVENUE
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: The securities will be issued upon the redemption of shares of Class A Common Stock of INDSPEC Holding Corporation as described herein.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        OCCIDENTAL PETROLEUM CORPORATION

          CROSS-REFERENCE SHEET FOR REGISTRATION STATEMENT ON FORM S-4
                         AND PROXY STATEMENT/PROSPECTUS

                           FORM S-4                                 CAPTION IN PROXY
                   ITEM NUMBER AND CAPTION                        STATEMENT/PROSPECTUS
      --------------------------------------------------  -------------------------------------
                             A. INFORMATION ABOUT THE TRANSACTION
  1.  Forepart of Registration Statement and Outside
        Front Cover Page of Prospectus..................  Facing Page of Registration
                                                          Statement; Cross-Reference Sheet;
                                                            Cover Page of Proxy
                                                            Statement/Prospectus
  2.  Inside Front and Outside Back
        Cover Pages of Prospectus.......................  Available Information; Incorporation
                                                          of Certain Documents by Reference;
                                                            Table of Contents
  3.  Risk Factors, Ratio of Earnings to
        Fixed Charges, and Other Information............  Summary of Proxy
                                                          Statement/Prospectus; Risk Factors;
                                                            Selected Historical Financial
                                                            Information of Occidental;
                                                            Comparative Per Share Data;
                                                            Comparative Market Prices and
                                                            Dividends; Projected Financial
                                                            Information of INDSPEC; Selected
                                                            Historical Financial Information of
                                                            INDSPEC
  4.  Terms of the Transaction..........................  Available Information; Summary of
                                                          Proxy Statement/Prospectus; The
                                                            Transactions; The Special Meeting;
                                                            The Merger; The Restated
                                                            Certificate and Restated Bylaws;
                                                            The Merger Agreement; The Exchange
                                                            Offers; The Exchange Agreement; The
                                                            Voting Agreement; The Enabling
                                                            Agreement; Comparison of Rights of
                                                            INDSPEC Stockholders and Occidental
                                                            Stockholders
  5.  Pro Forma Financial Information...................  Not Applicable
  6.  Material Contacts With the Company Being
        Acquired........................................  The Transactions
  7.  Additional Information Required for Reoffering by
        Persons and Parties Deemed to Be Underwriters...  Not Applicable
  8.  Interests of Named Experts and Counsel............  Legal Matters; Experts
  9.  Disclosure of Commission Position on
        Indemnification For Securities Act
        Liabilities.....................................  Not Applicable
                              B. INFORMATION ABOUT THE REGISTRANT
 10.  Information With Respect to S-3 Registrants.......  Available Information; Incorporation
                                                          of Certain Documents by Reference
 11.  Incorporation of Certain Information by
        Reference.......................................  Available Information; Incorporation
                                                          of Certain Documents by Reference

                           FORM S-4                                 CAPTION IN PROXY
                   ITEM NUMBER AND CAPTION                        STATEMENT/PROSPECTUS
      --------------------------------------------------  -------------------------------------
 12.  Information With Respect to S-2 or S-3
        Registrants.....................................  Not Applicable
 13.  Incorporation of Certain Information by
        Reference.......................................  Not Applicable
 14.  Information With Respect to Registrants
        Other Than S-3 or S-2 Registrants...............  Not Applicable

                        C. INFORMATION ABOUT THE COMPANY BEING ACQUIRED
 15.  Information With Respect to S-3 Companies.........  Not Applicable
 16.  Information With Respect to S-2 or S-3
        Companies.......................................  Not Applicable
 17.  Information With Respect to Companies
        Other Than S-2 or S-3 Companies.................  Summary of Proxy
                                                            Statement/Prospectus; Comparative
                                                            Market Prices and Dividends;
                                                            Business of INDSPEC; Selected
                                                            Historical Financial Information of
                                                            INDSPEC; Management's Discussion
                                                            and Analysis of Financial Condition
                                                            and Results of Operations;
                                                            Management of INDSPEC; Certain
                                                            INDSPEC Relationships and Related
                                                            Transactions; Principal INDSPEC
                                                            Stockholders; Financial Statements

                             D. VOTING AND MANAGEMENT INFORMATION
 18.  Information if Proxies, Consents or Authorizations
        Are to be Solicited.............................  Cover Page of Proxy Statement/
                                                            Prospectus; Summary of Proxy
                                                            Statement/Prospectus; The Special
                                                            Meeting; The Merger; Certain
                                                            INDSPEC Relationships and Related
                                                            Transactions; Management of
                                                            INDSPEC; Principal INDSPEC
                                                            Stockholders; Dissenting
                                                            Stockholders' Rights of Appraisal
 19.  Information if Proxies, Consents or Authorizations
        Are Not to be Solicited, or in an Exchange
        Offer...........................................  Not Applicable

                          INDSPEC HOLDING CORPORATION

                                PROXY STATEMENT
                            ------------------------

                        OCCIDENTAL PETROLEUM CORPORATION

                                   PROSPECTUS


     This Proxy Statement/Prospectus is furnished in connection with the solicitation by the Board of Directors of INDSPEC Holding Corporation, a Delaware corporation ("INDSPEC"), of proxies for use at a special meeting of its stockholders ("Stockholders") to be held at 10:00 a.m., local time, on March 26, 1996, at INDSPEC's offices at 411 Seventh Avenue, Suite 300, Pittsburgh, Pennsylvania, and at any postponements or adjournments thereof (the "Special Meeting"), for the purposes described below. This Proxy Statement/Prospectus and the enclosed proxy card are first being mailed to Stockholders on or about March 6, 1996.


     At the Special Meeting, the Stockholders will be asked to consider and vote upon a proposal to approve and adopt a Merger Agreement, dated as of November 10, 1995 (the "Merger Agreement"), by and between Roundtable Corp., a recently formed Delaware corporation ("Roundtable"), and INDSPEC. The Merger Agreement provides for the merger (the "Merger") of Roundtable with and into INDSPEC, with INDSPEC being the surviving corporation. At the effective time of the Merger,
(i) each outstanding share of Common Stock, par value $.01 per share ("INDSPEC Common Stock"), of INDSPEC (other than shares held by Roundtable or Stockholders who have perfected appraisal rights under Delaware law) will be converted into one share of INDSPEC's new Class A Common Stock, par value $.01 per share ("Class A Common Stock"), (ii) each outstanding share of Common Stock, par value $.01 per share ("Roundtable Common Stock"), of Roundtable will be converted into the right to receive one share of INDSPEC's new Class B Common Stock, par value $.01 per share ("Class B Common Stock"), (iii) each share of INDSPEC Common Stock held in the treasury of INDSPEC will be converted into one share of Class A Common Stock, (iv) each outstanding share of INDSPEC Common Stock held by Roundtable will be cancelled and retired, and (v) INDSPEC's certificate of incorporation and bylaws will be amended and restated. The shares of Class A Common Stock and Class B Common Stock to be issued in the Merger are referred to herein as the "Merger Consideration." For a more complete description of the Merger and the Merger Agreement, see "The Merger" and "The Merger Agreement."

     After the Merger, INDSPEC's amended and restated certificate of incorporation (the "Restated Certificate") will provide, among other things, for the creation of INDSPEC's new Class A Common Stock and Class B Common Stock. Initially, each share of Class A Common Stock will entitle the holder thereof to
4.8 votes per share, and each share of Class B Common Stock will entitle the holder thereof to one vote per share. Upon the occurrence of certain events, the holders of both classes of stock will be entitled to one vote per share. Initially, holders of Class A Common Stock and holders of Class B Common Stock will elect separate classes of directors. Under certain circumstances, the Class A Common Stock will be subject to redemption for shares of Common Stock, par value $.20 per share ("Occidental Common Stock"), of Occidental Petroleum Corporation ("Occidental").
                                          (Text continued on the following page)
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DESCRIPTION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY STOCKHOLDERS BEFORE VOTING.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY
          STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
           A CRIMINAL OFFENSE.
                            ------------------------


         The date of this Proxy Statement/Prospectus is March 6, 1996.

     The proposed Merger is one of a series of transactions (the "Transactions") contemplated by an Agreement and Plan of Share Exchange, dated as of November 10, 1995 (the "Exchange Agreement"), by and between Occidental and INDSPEC, pursuant to which Occidental would acquire a significant interest in INDSPEC. See "The Exchange Agreement." Upon consummation of the Merger and subject to the satisfaction of certain other conditions, the Exchange Agreement provides, among other things, for Occidental to commence (i) an offer to exchange shares of Occidental Common Stock for up to 8,504 shares of INDSPEC Class A Common Stock and (ii) an offer to exchange shares of Occidental Common Stock for each outstanding share of INDSPEC Class B Common Stock (together, the "Exchange Offers"). The Exchange Offers will be made by Occidental pursuant to a separate prospectus and a letter of transmittal which will be sent to all INDSPEC stockholders. See "The Exchange Offers."

     The number of shares of Occidental Common Stock to be delivered in exchange for each share of Class A Common Stock and Class B Common Stock accepted in the Exchange Offers will be equal to (i) the quotient obtained by dividing $131 million by the total number of shares of Class A Common Stock and Class B Common Stock outstanding or subject to issuance upon the exercise of outstanding warrants and options, determined as of the date (the "Closing Date") of the closing (the "Closing") of the Exchange Offers, divided by (ii) the average of the last reported sales prices of Occidental Common Stock on the New York Stock Exchange on each of the twenty consecutive trading days ending on the fifth trading day prior to the Closing Date (the "Occidental Common Stock Value"). Cash will be paid by Occidental in lieu of issuing any fractional shares of Occidental Common Stock.

     Upon the Closing of the Exchange Offers, Occidental will deliver to each holder of shares of Class A Common Stock or options to purchase Class A Common Stock that are not acquired by Occidental pursuant to the Exchange Offers, whether or not tendered in the Exchange Offers, a pro rata portion of a number of shares of Occidental Common Stock equal to $3 million divided by the Occidental Common Stock Value (the "Additional Consideration"). Occidental has agreed to pay the Additional Consideration to INDSPEC securityholders as compensation for the redemption features of the Class A Common Stock. The Federal income tax treatment of the Additional Consideration is subject to uncertainty. See "The Exchange Offers -- Certain Federal Income Tax Consequences."


     Assuming that (i) the 59,047 shares of INDSPEC Common Stock outstanding or subject to issuance as of March 6, 1996, remain the only shares outstanding or subject to issuance, and (ii) the Occidental Common Stock Value is equal to the closing price of $23.75 per share for Occidental Common Stock on the New York Stock Exchange on March 4, 1996, if the Closing were to occur on March 6, 1996, each share of Class A Common Stock and Class B Common Stock accepted in the Exchange Offers would be exchanged for 93.41 shares of Occidental Common Stock.


     Upon consummation of the Exchange Offers, Occidental will own up to 38,000 shares of Class B Common Stock (including up to 8,504 shares of Class B Common Stock which will have been converted from Class A Common Stock in accordance with the Restated Certificate), representing approximately 64% of all INDSPEC shares outstanding, determined on a fully diluted basis, and 45% of the voting power of all INDSPEC shares outstanding.


     Pursuant to a Voting Agreement, dated as of November 10, 1995 (the "Voting Agreement"), by and among INDSPEC, Roundtable, certain INDSPEC Stockholders and the Roundtable stockholders, Roundtable and such INDSPEC Stockholders have agreed to vote their shares of INDSPEC Common Stock (representing approximately 68% of the shares outstanding as of March 6, 1996) in favor of the adoption and approval of the Merger Agreement. In addition, certain INDSPEC Stockholders have agreed to tender 1,886 shares of Class A Common Stock, and the Roundtable stockholders have agreed to tender their 29,496 shares of Class B Common Stock, to Occidental in the Exchange Offers.



     Assuming that (i) the Occidental Common Stock Value is $23.75 and (ii) the Exchange Offers are fully subscribed, Occidental would issue an aggregate of 3,675,895 shares of Occidental Common stock pursuant to the Exchange Offers and as Additional Consideration, representing aproximately 1% of the total number of shares of Occidental Common Stock outstanding as of January 31, 1996. Occidental Common Stock is listed and principally traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "OXY."


     This Proxy Statement/Prospectus constitutes a prospectus of Occidental with respect to the shares of Occidental Common Stock that may be issued upon the redemption of Class A Common Stock issued in connection with the Merger. This Proxy Statement/Prospectus also constitutes notice to the warrantholders under the Warrant Agreement, dated as of April 20, 1989, pursuant to which warrants to purchase INDSPEC Common Stock were issued, of the proposed Merger and the other Transactions.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATIONS OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY INDSPEC OR OCCIDENTAL. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF INDSPEC OR OCCIDENTAL SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

     Occidental is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Occidental with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material can also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and the Pacific Stock Exchange, 115 Sansome Street, Suite 1104, San Francisco, California.

     Occidental has filed with the Commission a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Such additional information is available for inspection and copying at the offices of the Commission. Statements contained in this Proxy Statement/Prospectus or in any document incorporated by reference herein as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to, or incorporated by reference in, the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, previously filed by Occidental with the Commission pursuant to the Exchange Act (File No. 1-9210), are incorporated herein by reference:

     (i)  Annual Report on Form 10-K for the fiscal year ended December 31,
          1994;

     (ii) Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1995, June 30, 1995 and September 30, 1995;

     (iii) Current Reports on Form 8-K, dated January 25, 1995, April 20, 1995, June 27, 1995, July 20, 1995, August 18, 1995, October 18, 1995,
           October 25, 1995, December 21, 1995 and January 24, 1996; and

     (iv) Registration Statement on Form 8-B, dated June 26, 1986 (as amended by Form 8, dated December 22, 1986, Form 8, dated February 3, 1988, Form 8-B/A, dated July 12, 1993, Form 8-B/A, dated March 18, 1994, and Form 8-B/A, dated November 1, 1995).

     All documents filed by Occidental pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the Special Meeting shall be deemed to be incorporated by reference into this Proxy Statement/Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is or is deemed to be incorporated by reference herein modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Proxy Statement/Prospectus, except as so modified or superseded.


     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS HAS BEEN DELIVERED, UPON WRITTEN OR ORAL REQUEST TO OCCIDENTAL PETROLEUM CORPORATION, 10889 WILSHIRE BOULEVARD, LOS ANGELES, CALIFORNIA 90024, ATTENTION: FREDERICK J. GRUBERTH, VICE PRESIDENT AND TREASURER, TELEPHONE NUMBER (310) 208-8800. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY MARCH 19, 1996.

                               TABLE OF CONTENTS

                                                  PAGE
                                                 ------
Summary of Proxy Statement/Prospectus..........       1
Risk Factors...................................      11
  Absence of Public Market.....................      11
  Class A Common Stock Subject to Redemption...      11
  Substantial Leverage of INDSPEC..............      11
  Ownership by Occidental Prior to the
    Conversion Date; Control by Occidental
    After the Conversion Date..................      11
  Tax Treatment of Additional Consideration....      12
Selected Historical Financial Information
  of Occidental................................      13
Comparative Per Share Data.....................      15
Comparative Market Prices and Dividends........      16
The Companies..................................      17
  INDSPEC......................................      17
  Roundtable...................................      17
  Occidental...................................      17
The Transactions...............................      17
  The Merger...................................      18
  The Exchange Offers..........................      18
  The Put Offer; Redemption of
    Class A Common Stock.......................      19
  Reasons for the Transaction; Recommendation
    of the Board of Directors..................      21
  Opinion of Morgan Stanley....................      23
  Interests of Certain Persons in the
    Transactions...............................      26
Projected Financial Information of INDSPEC.....      29
The Special Meeting............................      31
  Matters to be Considered at the Special
    Meeting....................................      31
  Record Date..................................      31
  Voting Rights and Vote Required..............      31
  Security Ownership of Management and
    Affiliates.................................      31
  Voting Agreement.............................      31
  Appraisal Rights.............................      31
  Proxies......................................      32
  Expenses of Solicitation.....................      32
The Merger.....................................      32
  Effective Time...............................      32
  Form of the Merger...........................      33
  Management of INDSPEC After the Merger.......      33
  Treatment of Outstanding Options and
    Warrant....................................      33
  Conditions to the Consummation of the
    Merger.....................................      34
  Regulatory Approvals.........................      34
  Certain Federal Income Tax Consequences......      34
  Accounting Treatment.........................      35
The Restated Certificate and Restated Bylaws...      35
  Capital Stock................................      35
  Preferred Stock..............................      35
  Class A Common Stock and
    Class B Common Stock.......................      35
  Conversion of Class A Common
    Stock Acquired by Occidental...............      36
  Redemption of Class A Common Stock...........      36
  Board of Directors...........................      39
  Amendment....................................      41
  Special Meetings of Stockholders.............      41

                                                  PAGE
                                                 ------
  Directors' Liability.........................      41
The Merger Agreement...........................      41
  Certain Representations and Warranties.......      41
  Expenses.....................................      42
  Amendment....................................      42
  Termination..................................      42
The Exchange Offers............................      42
  Terms of the Exchange Offers.................      42
  Additional Consideration.....................      43
  Proration....................................      43
  Treatment of Vested Options..................      43
  Conditions to the Commencement
    of the Exchange Offers.....................      44
  Conditions to the Consummation
    of the Exchange Offers.....................      45
  Regulatory Approvals Required................      45
  Management of INDSPEC After
    the Exchange Offers........................      45
  No Appraisal Rights..........................      46
  Certain Federal Income Tax Consequences......      46
  Accounting Treatment.........................      46
  ESOP Participation...........................      47
The Exchange Agreement.........................      47
  Representations and Warranties...............      47
  Conduct of Business..........................      47
  No Solicitation of Acquisition Proposals.....      48
  Expenses.....................................      48
  Registration.................................      48
  Indemnification and Insurance................      49
  Amendment....................................      49
  Termination..................................      49
The Voting Agreement...........................      49
The Enabling Agreement.........................      50
  Put Offer....................................      50
  Obligation to Sell Occidental Common Stock...      51
  Tag-Along Rights.............................      51
  Environmental Matters........................      51
  Funding Obligations..........................      51
  Treatment of Incentive Stock Options.........      52
  Other Covenants..............................      52
Business of INDSPEC............................      53
  INDSPEC......................................      53
  Products.....................................      53
  Sales and Marketing..........................      55
  Competition..................................      55
  Raw Materials and Supplies...................      56
  Distribution.................................      56
  Customers....................................      56
  Research and Development.....................      56
  Technology and Licensing.....................      57
  Environmental Regulation.....................      57
  Employees....................................      58
  Properties...................................      59
  Legal Proceedings............................      59

                                                  PAGE
                                                 ------
Selected Historical Financial Information
  of INDSPEC...................................      60
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................      61
  Results of Operations........................      61
  Liquidity and Capital Resources..............      64
Management of INDSPEC..........................      66
  Directors and Executive Officers of
    INDSPEC....................................      66
  Executive Compensation.......................      68
  Summary Compensation Table...................      68
  Options/SAR Grants in Last Fiscal Year.......      69
  Aggregated Option/SAR Exercises in Last
    Fiscal Year and Fiscal Year-End Option/SAR
    Values.....................................      69
  Pension Plan.................................      70
  Pension Plan Table...........................      70
  Compensation of Directors....................      71
  Employment and other Agreements..............      71
Certain INDSPEC Relationships and Related
  Transactions.................................      73
Comparison of Rights of INDSPEC Stockholders
  and Occidental Stockholders..................      73
  Certain Provisions of Occidental's
    Certificate
    and Bylaws.................................      74

                                                  PAGE
                                                 ------
  Occidental Rights............................      74
Principal INDSPEC Stockholders.................      75
Dissenting Stockholders' Rights of Appraisal...      77
Independent Accountants........................      79
Legal Matters..................................      79
Experts........................................      79
Index to Financial Statements..................     F-1
Annex I -- Agreement and Plan of
  Share Exchange...............................     I-1
Annex II -- Merger Agreement...................    II-1
Annex III -- Form of Amended and Restated
  Certificate of Incorporation of INDSPEC......   III-1
Annex IV -- Form of Amended and Restated
  Bylaws of INDSPEC............................    IV-1
Annex V -- Voting Agreement....................     V-1
Annex VI -- Enabling Agreement.................    VI-1
Annex VII -- Section 262 of the Delaware
  General Corporation Law (Appraisal Rights)...   VII-1
Annex VIII -- Opinion of Morgan Stanley & Co.
  Incorporated.................................  VIII-1

                     SUMMARY OF PROXY STATEMENT/PROSPECTUS

     The following is a summary of certain information contained elsewhere in this Proxy Statement/ Prospectus. This summary is intended only to highlight certain information contained in this Proxy Statement/Prospectus. It is not intended to be complete in itself and is qualified in its entirety by reference to the detailed information contained elsewhere herein, the documents referred to herein and the Annexes hereto, including the Agreement and Plan of Share Exchange attached hereto as Annex I and the Merger Agreement attached hereto as Annex II. As used herein, unless the context indicates otherwise, "INDSPEC" refers to INDSPEC Holding Corporation and its subsidiaries, and "Occidental" refers to Occidental Petroleum Corporation and its subsidiaries and affiliates. ALL INFORMATION WITH RESPECT TO INDSPEC CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS HAS BEEN PROVIDED TO OCCIDENTAL BY INDSPEC. STOCKHOLDERS ARE URGED TO READ THIS PROXY STATEMENT/PROSPECTUS AND THE ANNEXES HERETO IN THEIR ENTIRETY.

THE COMPANIES


INDSPEC Holding Corporation........  INDSPEC Holding Corporation is a Delaware corporation.
  411 Seventh Avenue, Suite 300      INDSPEC Chemical Corporation is the operating subsidiary
  Pittsburgh, Pennsylvania 15219     of INDSPEC. INDSPEC believes that it is the largest
  (412) 765-1200                     producer of resorcinol in the world and the sole
                                     commercial producer of resorcinol in the United States.
                                     Resorcinol is a chemical used primarily as a bonding and
                                     stiffening agent in the manufacture of tires and tread
                                     rubber. In addition, resorcinol is used in the
                                     manufacture of high performance wood adhesives,
                                     ultraviolet light stabilizers, sunscreens, dyestuffs,
                                     pharmaceuticals, agrichemicals, carbonless paper and
                                     fire retardant plastic additives. See "The
                                     Companies -- INDSPEC" and "Business of INDSPEC."
Roundtable Corp....................  Roundtable was organized as a Delaware corporation by
  c/o Castle Harlan Partners II,     Castle Harlan Partners II, L.P. ("CHPII") and certain
  L.P.                               other Stockholders solely for the purpose of engaging in
  150 East 58th Street               the Merger. Roundtable has engaged in no business
  New York, New York 10155           activity and has no assets or liabilities other than (i)
  (212) 644-8600                     the 29,496 shares of INDSPEC Common Stock contributed to
                                     it by CHPII and such other Stockholders (representing
                                     approximately 63% of the shares of INDSPEC Common Stock
                                     outstanding as of March 6, 1996) and (ii) its rights and
                                     obligations under the Merger Agreement and the Voting
                                     Agreement. See "The Companies -- Roundtable."
Occidental Petroleum Corporation...  Occidental is a Delaware corporation that explores for,
  10889 Wilshire Boulevard           develops, produces and markets crude oil and natural
  Los Angeles, California 90024      gas; engages in interstate and intrastate natural gas
  (310) 208-8800                     transmission and marketing; and manufactures and markets
                                     a variety of basic chemicals, petrochemicals and
                                     polymers and plastics. Occidental conducts its principal
                                     operations through three subsidiaries: Occidental Oil
                                     and Gas Corporation, MidCon Corp. and Occidental
                                     Chemical Corporation. See "The Companies -- Occidental."


THE TRANSACTIONS

Summary.......................   Occidental and INDSPEC intend to consummate a
                                 series of Transactions pursuant to which Occidental would acquire a significant interest in INDSPEC and arrange for the possible acquisition, under certain circumstances, of the interests in INDSPEC not initially acquired by Occidental in the Exchange Offers.
                                 Occidental believes that its investment in INDSPEC will provide it with holdings in a specialty chemical business that is complementary to Occidental's existing chemical businesses. The Transactions include
                                 (i) the Merger of Roundtable with and into INDSPEC and (ii) the Exchange Offers, pursuant to which Occidental will exchange shares of Occidental Common Stock for shares of Class A
                                 Common Stock and Class B Common Stock. After the Exchange Offers have been completed, (i)
                                 Occidental may, under certain circumstances, be required to offer (the "Put Offer") to exchange all outstanding shares of Class A Common Stock for shares of Occidental Common Stock, and (ii) the shares of Class A Common Stock may, under certain circumstances, be redeemed for shares of Occidental Common Stock (a "Redemption").
                                 Occidental and INDSPEC structured the
                                 Transactions to satisfy the following
                                 objectives: (i) to facilitate the acquisition by Occidental of substantially all of the INDSPEC Common Stock owned by non-management and non-employee Stockholders (primarily CHPII and certain persons associated with CHPII),
                                 (ii) to provide some immediate liquidity to INDSPEC's management and employee Stockholders through the Exchange Offers, and (iii) to provide incentives for INDSPEC's management and employee Stockholders to improve INDSPEC's financial performance and reduce its indebtedness through the timing, pricing and other terms and conditions of the Put Offer and the redemption provisions applicable to the Class A Common Stock. See "The
                                 Transactions -- Reasons for the Transactions;
                                 Recommendation of the Board of Directors," "The
                                 Merger," "The Exchange Offers," "The Restated
                                 Certificate and Restated Bylaws -- Redemption of Class A Common Stock" and "The Enabling
                                 Agreement -- Put Offer."

Recommendation of the INDSPEC
  Board of Directors..........   The INDSPEC Board of Directors has approved the
                                 Exchange Agreement, the Merger Agreement, the
                                 Enabling Agreement and the transactions
                                 contemplated thereby as being in the best interests of the Stockholders. In light of the foregoing, the INDSPEC Board of Directors unanimously recommends that the Stockholders vote FOR approval and adoption of the Merger
                                 Agreement. See "The Transactions -- Reasons for the Transactions; Recommendation of the Board of Directors."

Opinion of Financial Advisor
to INDSPEC....................   INDSPEC has engaged Morgan Stanley & Co.
                                 Incorporated ("Morgan Stanley") and Castle
                                 Harlan, Inc. ("Castle Harlan"), which acts as investment manager to CHPII, to act as financial advisors in connection with the Transactions. Morgan Stanley has advised
                                 INDSPEC's Board of Directors that, as of the date of such opinion and subject to the various considerations set forth therein, the consideration to be received by the INDSPEC
                                 Stockholders pursuant to the Exchange Agreement
                                 (and related documents) is, in the aggregate, fair from a financial point of view to such Stockholders. See "The Transactions -- Opinion of Morgan Stanley" and Annex VIII hereto.

Interests of Certain Persons
in the Transactions...........   In considering the recommendations of the Board
                                 of Directors of INDSPEC with respect to the Merger, Stockholders should be aware that CHPII and certain members of INDSPEC's management and Board of Directors have certain interests in the Transactions that are in addition to the interests of Stockholders generally. Four of the seven members of INDSPEC's Board of Directors are associated with Castle Harlan, which is a financial advisor to INDSPEC and CHPII. Also, these four members of INDSPEC's
                                 Board of Directors, together with CHPII and Frank Spinola, INDSPEC's President and a director, have contributed an aggregate of 29,496 shares of INDSPEC Common Stock to
                                 Roundtable. Mr. Spinola has contributed a number of shares of INDSPEC Common Stock approximately equal to one-third of the total number of shares and options owned by him. As stockholders of Roundtable, these four directors, CHPII and Mr. Spinola will receive shares of Class B Common Stock in the Merger, all of which will be acquired by Occidental in the Exchange Offers. In contrast, Occidental will acquire no more than 8,504 shares of Class
                                 A Common Stock pursuant to the Exchange Offers, or approximately 33% of the shares of Class A
                                 Common Stock, determined on a fully diluted basis, excluding shares of Class A Common Stock that certain stockholders have agreed not to tender in the Exchange Offers. See "The
                                 Transactions -- Interests of Certain Persons in the Transactions." Mr. Spinola and certain other directors have also retained INDSPEC
                                 Common Stock which will be converted into Class
                                 A Common Stock.

THE SPECIAL MEETING


Date, Time and Place of the
  Special Meeting.............   The Special Meeting will be held at 10:00 a.m.,
                                 local time, on March 26, 1996, at INDSPEC's offices at 411 Seventh Avenue, Suite 300,
                                 Pittsburgh, Pennsylvania.


Matters to be Considered at
the
  Special Meeting.............   At the Special Meeting, INDSPEC Stockholders
                                 will consider and vote upon (i) a proposal to approve and adopt the Merger Agreement and (ii) such other matters as may properly come before the Special Meeting. See "The Special
                                 Meeting -- Matters to be Considered at the Special Meeting."


Record Date...................   The record date (the "Record Date") for the
                                 Special Meeting is the close of business on March 6, 1996. Accordingly, holders of record of INDSPEC Common Stock as of such date will be entitled to notice of, and to vote at, the Special Meeting. See "The Special
                                 Meeting -- Record Date."


Voting Rights.................   Each share of INDSPEC Common Stock is entitled
                                 to one vote on any matter that comes before the Special Meeting. INDSPEC's Employee Stock
                                 Ownership Plan (the "ESOP") provides that participants in the ESOP are entitled to direct the ESOP trustee to vote the shares of INDSPEC
                                 Common Stock allocated to their accounts with respect to the Merger Agreement. See "The
                                 Special Meeting -- Voting Rights and Vote
                                 Required."

Vote Required.................   In order to effect the Merger, the Merger
                                 Agreement must be approved by the affirmative vote of the holders of a majority of the outstanding shares of INDSPEC Common Stock. The failure to vote shares, either by abstention or non-vote, will have the same effect as a vote against the Merger Agreement. See "The Special
                                 Meeting -- Voting Rights and Vote Required."
                                 Pursuant to the Voting Agreement, Roundtable and certain other Stockholders have agreed to vote their shares of INDSPEC Common Stock
                                 (representing approximately 68% of the shares outstanding as of March 6, 1996) in favor of the adoption and approval of the Merger
                                 Agreement. See "The Special Meeting -- Voting
                                 Rights and Vote Required" and "The Voting
                                 Agreement." It is a condition to Occidental's commencement of the Exchange Offers that either
                                 (i) holders of at least 90% of the outstanding shares of INDSPEC Common Stock vote in favor of, or consent to, the Merger or (ii) holders of less than 10% of the outstanding shares of INDSPEC Common Stock remain eligible for appraisal rights under the Delaware General
                                 Corporation Law (the "DGCL"). See "The Exchange
                                 Offers -- Conditions to the Commencement of the Exchange Offers."



Security Ownership of
Management and Affiliates.....   As of March 6, 1996, directors and executive
                                 officers of INDSPEC and affiliates of such persons had sole or shared voting power with respect to 33,263 shares of INDSPEC Common
                                 Stock, representing 71% of the INDSPEC Common
                                 Stock outstanding. See "Principal INDSPEC
                                 Stockholders."


Appraisal Rights..............   Stockholders who do not vote in favor of, or
                                 who abstain from voting on, the Merger
                                 Agreement and who comply with the provisions of
                                 Section 262 of the DGCL have the right to be paid in cash the "fair value" of their shares of INDSPEC Common Stock. A copy of Section 262 is attached as Annex VII to this Proxy
                                 Statement/Prospectus. A Stockholder
                                 contemplating the exercise of the appraisal rights provided by Section 262 should carefully review that Section, including without limitation the procedural steps required to perfect those rights. A summary description of those rights is provided under "Dissenting
                                 Stockholders' Rights of Appraisal" below. A
                                 Stockholder who fails to comply strictly with the requirements under Section 262 will lose his or her appraisal rights and will be entitled only to the Merger Consideration for the shares of INDSPEC Common Stock held by such Stockholder. It is a condition to Occidental's commencement of the Exchange Offers that either
                                 (i) holders of at least 90% of the outstanding shares of INDSPEC Common Stock vote in favor of, or consent to, the Merger or (ii) holders of less than 10% of the outstanding shares of INDSPEC Common Stock remain eligible for appraisal rights under the DGCL. Any
                                 Stockholder who has demanded appraisal rights will not be able to participate in the Exchange
                                 Offers unless such appraisal rights have lapsed or such demand has been withdrawn prior to the expiration date of the Exchange Offers. See
                                 "The Exchange Offers -- Conditions to the
                                 Commencement of the Exchange Offers."

THE MERGER

Effective Time................   The Merger will become effective on the date
                                 and at the time (the "Effective Time") when a certificate of merger (the "Certificate of Merger") is filed with the Secretary of State of the State of Delaware. The Certificate of Merger will be executed and so filed as promptly as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement. See "The Merger -- Effective
                                 Time."

Form of the Merger............   At the Effective Time, Roundtable will merge
                                 with and into INDSPEC, with INDSPEC being the surviving corporation. Pursuant to the Merger
                                 Agreement, at the Effective Time, (i) each outstanding share of INDSPEC Common Stock
                                 (other than shares held by Roundtable or Stockholders who have perfected appraisal rights under Delaware law) will be converted into one share of INDSPEC's new Class A Common
                                 Stock, (ii) each outstanding share of
                                 Roundtable Common Stock will be converted into the right to receive one share of INDSPEC's new
                                 Class B Common Stock, (iii) each share of
                                 INDSPEC Common Stock held in the treasury of INDSPEC will be converted into one share of Class A Common Stock, (iv) each outstanding share of INDSPEC Common Stock held by Roundtable will be cancelled and retired and
                                 (v) INDSPEC's certificate of incorporation and bylaws will be amended and restated. See "The
                                 Merger -- Form of the Merger."

Reasons for the Merger........   The Merger is the first of a series of
                                 Transactions pursuant to which Occidental would acquire a significant interest in INDSPEC. See
                                 "The Transactions."

Management of INDSPEC after
the Merger....................   The officers and directors of INDSPEC
                                 immediately prior to the Merger will remain the officers and directors of INDSPEC immediately after the Merger, except that Mr. Smith will resign as a director. However, prior to the Conversion Date (as defined below), the Restated Certificate which will be effective after the Merger will provide, among other things, for two classes of directors -- one class elected by the holders of the Class A
                                 Common Stock ("Class A Directors") and one class elected by the holders of the Class B
                                 Common Stock ("Class B Directors"). Upon consummation of the Merger, the Class A
                                 Directors will be Messrs. Spinola, Danner and
                                 Scorsone, and the Class B Directors will be Messrs. Castle, Siegal and Dunphy. In addition, prior to the Conversion Date, the Restated
                                 Certificate and INDSPEC's amended and restated bylaws (the "Restated Bylaws") will prohibit the officers of INDSPEC from taking certain specified actions without the approval of the Board of Directors, and all matters submitted to the Board of Directors for its approval will require the vote of at least five of the six directors. See "The Restated Certificate and
                                 Restated Bylaws." Upon consummation of the Exchange Offers, Occidental will be entitled to elect all of the Class B Directors. See "The
                                 Exchange Offers -- Management of INDSPEC After the Exchange Offers."

Conditions to the Merger......   In addition to the approval and adoption of the
                                 Merger Agreement by the INDSPEC Stockholders, the obligations of the parties to effect the Merger are subject to the satisfaction or waiver of certain conditions specified in the Merger Agreement. The Merger will not be consummated unless and until all conditions have been satisfied or waived. See "The
                                 Merger -- Conditions to the Merger," and "The
                                 Merger -- Regulatory Approvals Required."

Rights to Terminate or Amend
the Merger Agreement..........   The Merger Agreement may be terminated on or
                                 prior to the Effective Time by INDSPEC or Roundtable only if the Exchange Agreement has been terminated. See "The Merger Agreement --
                                 Termination" and "The Exchange
                                 Agreement -- Termination." Subject to
                                 compliance with applicable law, the Merger
                                 Agreement may be amended, at any time prior to the Effective Time, by a written instrument executed by Roundtable and INDSPEC, but only with the consent of Occidental. See "The Merger
                                 Agreement -- Amendment."

Regulatory Approvals..........   The Exchange Offers will be subject to certain
                                 regulatory approvals, and the obtaining of such approvals is a condition to the Merger. See
                                 "The Exchange Offers -- Regulatory Approvals."
                                 Occidental and INDSPEC do not believe that any material Federal or state regulatory approvals will be required in connection with the Merger.
                                 See "The Merger -- Regulatory Approvals."

Certain Federal Income Tax
  Consequences................   The Merger will be a tax-free reorganization
                                 and no gain or loss will be recognized by INDSPEC, Roundtable or their stockholders as a consequence of the Merger. However, the Exchange Offers will have tax consequences to the stockholders. See "The Exchange
                                 Offers -- Certain Federal Income Tax
                                 Consequences."

THE RESTATED CERTIFICATE AND RESTATED BYLAWS

Class A Common Stock and
  Class B Common Stock........   Except as provided in the Restated Certificate,
                                 each share of Class A Common Stock and Class B
                                 Common Stock will be identical in all respects and will have equal powers, preferences, rights and privileges. Holders of Class A Common Stock and Class B Common Stock will vote together as a single class, except as to those matters on which separate class voting is required by the Restated Certificate or by applicable law.
                                 Prior to the Conversion Date (as defined below), every holder of Class A Common Stock will be entitled to 4.8 votes per share and every holder of Class B Common Stock will be entitled to one vote per share. From and after the Conversion Date, every holder of Class A
                                 Common Stock and Class B Common Stock will be entitled to one vote per share. See "The
                                 Restated Certificate and Restated
                                 Bylaws -- Class A Common Stock and Class B
                                 Common Stock."

Conversion of Class A Common
  Stock Acquired by
  Occidental..................   Prior to the Conversion Date, each share of
                                 Class A Common Stock acquired by Occidental will, without any action on the part of Occidental, be automatically converted into one share of Class B

                                 Common Stock. See "The Restated Certificate and Restated Bylaws -- Conversion of Class A Common Stock Acquired by Occidental."

Conversion Date...............   The "Conversion Date" is the earliest to occur
                                 of (i) the fifth anniversary of the first date on which Occidental acquires 67% or more of the total number of shares of INDSPEC Class A
                                 Common Stock and Class B Common Stock
                                 outstanding, determined on a fully diluted basis, (ii) the consummation of the Put Offer or the redemption of Class A Common Stock in accordance with the Restated Certificate, (iii) the first day after the closing date of the Exchange Offers (the "Closing Date") on which
                                 Occidental owns no shares of Class B Common
                                 Stock and (iv) the termination of the Exchange
                                 Agreement prior to the closing of the Exchange
                                 Offers, unless the holders of a majority of the Class B Common Stock otherwise agree in writing. From and after the Conversion Date, every holder of Class A Common Stock and Class
                                 B Common Stock will be entitled to one vote per share. See "The Restated Certificate and
                                 Restated Bylaws -- Class A Common Stock and
                                 Class B Common Stock."

Redemption of Class A
  Common Stock................   The Class A Common Stock will be subject to
                                 redemption for shares of Occidental Common
                                 Stock (i) upon receipt of a written notice from Occidental at any time on or after the fifth anniversary of the Closing Date and on or before the seventh anniversary of the Closing
                                 Date (the "Notice Redemption") or (ii) if
                                 Occidental acquires 67% or more of the total number of shares of Class A Common Stock and Class B Common Stock then outstanding
                                 (determined on a fully diluted basis but excluding any shares acquired pursuant to the Put Offer), or if a number of shares of Class A
                                 Common Stock have been tendered pursuant to the Put Offer such that, upon the acquisition of such shares, Occidental would own 67% or more of the total number of shares of Class A Common
                                 Stock and Class B Common Stock then outstanding
                                 (determined on a fully diluted basis) (the
                                 "Threshold Redemption"). See "The Restated
                                 Certificate and Restated Bylaws -- Redemption of Class A Common Stock."

Board of Directors............   Prior to the Conversion Date, the INDSPEC Board
                                 of Directors will consist of six members, three whom will be Class A Directors, and three of whom will be Class B Directors. The Class A
                                 Directors will be elected by the holders of the Class A Common Stock, voting as a separate class, and the Class B Directors will be elected by the holders of the Class B Common
                                 Stock, voting as a separate class. Under certain circumstances, three additional temporary directors may be appointed to resolve certain matters. Prior to the Conversion Date, all actions to be taken by the Board of Directors require the affirmative vote of the greater of (i) five directors or (ii) a majority of the directors then in office, and INDSPEC and its subsidiaries may not engage in certain specified transactions without the approval of the Board of Directors. See "The
                                 Restated Certificate of Incorporation and
                                 Restated Bylaws -- Board of Directors."

THE EXCHANGE OFFERS

Terms of the Exchange
Offers........................   Upon consummation of the Merger and subject to
                                 the satisfaction of certain other conditions, the Exchange Agreement provides, among other things, for Occidental to commence (i) an offer to exchange shares of Occidental Common Stock for up to 8,504 shares of Class A Common Stock and (ii) an offer to exchange shares of Occidental Common Stock for each outstanding share of Class B Common Stock. The Exchange
                                 Offers will be made by Occidental pursuant to a separate prospectus and a letter of transmittal which will be sent to all INDSPEC stockholders.
                                 See "The Exchange Offers."


Exchange Offer
Consideration.................   The number of shares of Occidental Common Stock
                                 to be delivered in exchange for each share of Class A Common Stock and Class B Common Stock accepted in the Exchange Offers will be equal to (i) the quotient obtained by dividing $131 million by the total number of shares of Class
                                 A Common Stock and Class B Common Stock
                                 outstanding or subject to issuance upon the exercise of all outstanding warrants and vested and unvested options, determined as of the Closing Date, divided by (ii) the Occidental
                                 Common Stock Value, which is the average of the last reported sales prices of Occidental Common
                                 Stock on the New York Stock Exchange on each of the twenty consecutive trading days ending on the fifth trading day prior to the Closing
                                 Date. Cash will be paid by Occidental in lieu of issuing any fractional shares of Occidental
                                 Common Stock. If the Occidental Common Stock
                                 Value is less than $15, Occidental will not be required to consummate the Exchange Offers unless INDSPEC elects to proceed based on a deemed Occidental Common Stock Value of $15.
                                 See "The Exchange Offers -- Conditions to the
                                 Consummation of the Exchange Offers." Assuming that (i) the 59,047 shares of INDSPEC Common
                                 Stock outstanding or subject to issuance as of March 6, 1996, remain the only shares outstanding or subject to issuance, and (ii) the Occidental Common Stock Value is equal to the closing price of $23.75 per share for Occidental Common Stock on the New York Stock
                                 Exchange on March 4, 1996, if the Closing were to occur on March 6, 1996, each share of Class
                                 A Common Stock and Class B Common Stock
                                 accepted in the Exchange Offers would be exchanged for 93.41 shares of Occidental Common
                                 Stock. See "The Exchange Offers -- Terms of the
                                 Exchange Offers."


Additional Consideration......   On the Closing Date, Occidental will issue and
                                 deliver to each holder of options to purchase shares of Class A Common Stock (the "Retained
                                 Options") or shares of Class A Common Stock
                                 (the "Retained Stock" and, together with the shares of Class A Common Stock for which any Retained Options are exercisable, the "Retained
                                 Securities") that are not acquired by
                                 Occidental pursuant to the Exchange Offers, whether or not tendered in the Exchange Offers, that number of shares of Occidental Common
                                 Stock determined by multiplying (i) the number of Retained Securities held by such holder by
                                 (ii) the quotient obtained by dividing (a) $3 million divided by the total number of Retained

                                 Securities held by all holders, by (b) the Occidental Common Stock Value. Cash will be paid by Occidental in lieu of issuing fractional shares of Occidental Common Stock. See "The Exchange Offers -- Additional Consideration." Occidental has agreed to pay the Additional Consideration to holders of Retained Securities as compensation for the redemption features of the Class A Common Stock. The Federal income tax treatment of the Additional Consideration is subject to uncertainty. See "The Exchange
                                 Offers -- Certain Federal Income Tax
                                 Consequences."

Conditions to the Exchange
Offers........................   The commencement and Closing of the Exchange
                                 Offers are both subject to the satisfaction or waiver of certain conditions set forth in the Exchange Agreement. See "The Exchange
                                 Offers -- Conditions to the Commencement of the Exchange Offers" and "The Exchange
                                 Offers -- Conditions to the Consummation of the Exchange Offers."

Expiration of the Exchange
Offers........................   The Exchange Offers will expire 20 business
                                 days after their commencement, unless extended.
                                 The Exchange Offers may be extended if certain unscheduled events occur with respect to INDSPEC's Petrolia, Pennsylvania production facility or if INDSPEC elects to proceed with the Exchange Offers based on a deemed
                                 Occidental Common Stock Value of $15. See "The
                                 Exchange Offers -- Terms of the Exchange
                                 Offers."

Closing Date..................   Promptly following the expiration of the
                                 Exchange Offers, but subject to certain
                                 conditions, Occidental will effect the exchange of shares of Occidental Common Stock for shares of Class A Common Stock and Class B Common
                                 Stock properly tendered and not withdrawn pursuant to the Exchange Offers. Occidental currently anticipates that the Closing will occur on the third New York Stock Exchange trading day following the expiration of the Exchange Offers. See "The Exchange
                                 Offers -- Terms of the Exchange Offers."

Regulatory Approvals
Required......................   The Exchange Offers are subject to the
                                 completion of certain governmental filings and the obtaining of certain governmental approvals, including the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of
                                 1976, as amended (the "HSR Act"), and the rules and regulations thereunder, which provide that certain transactions may not be consummated until required information and materials have been furnished to the Antitrust Division of the Department of Justice (the "Antitrust
                                 Division") and the Federal Trade Commission
                                 (the "FTC") and certain waiting periods have expired or been terminated. Occidental and INDSPEC filed the required information and materials with the Antitrust Division and the FTC, and the waiting period expired on January
                                 17, 1996. The Exchange Offers are also subject to the Takeover Disclosure Law of the State of Pennsylvania, pursuant to which Occidental has filed a notice with the Pennsylvania Securities
                                 Commission. See "The Exchange
                                 Offers -- Regulatory Approvals Required."

Management of INDSPEC After
  the Exchange Offers.........   Upon consummation of the Exchange Offers, it is
                                 expected that INDSPEC's current officers will remain in their current positions. Subsequent to the Closing Date, it is expected that three of INDSPEC's current directors (Messrs.
                                 Spinola, Danner and Scorsone) will remain as Class A Directors and the Class B Directors will resign. Occidental, as the only holder of Class B Common Stock, will then be entitled to elect all of the Class B Directors. See "The
                                 Exchange Offers -- Management of INDSPEC After the Exchange Offers."

No Appraisal Rights...........   No appraisal rights will be available to
                                 INDSPEC stockholders in connection with the Exchange Offers.

Certain Federal Income Tax
  Consequences................   The receipt of Occidental Common Stock in
                                 exchange for shares of Class A Common Stock or Class B Common Stock pursuant to the Exchange
                                 Offers will be a taxable transaction for Federal income tax purposes. However, the Federal income tax treatment of the Additional
                                 Consideration is subject to uncertainty. See
                                 "The Exchange Offers -- Certain Federal Income
                                 Tax Consequences."


VOTING AGREEMENT..............   Pursuant to the Voting Agreement, (i)
                                 Roundtable and certain other INDSPEC
                                 Stockholders have agreed to vote their shares of INDSPEC Common Stock (representing approximately 68% of the shares outstanding as of March 6, 1996) in favor of the adoption and approval of the Merger Agreement and (ii) certain INDSPEC Stockholders have agreed to tender 1,886 shares of Class A Common Stock, and the Roundtable stockholders have agreed to tender their 29,496 shares of Class B Common
                                 Stock, to Occidental in the Exchange Offers.
                                 The vote of Roundtable and these other INDSPEC
                                 Stockholders in accordance with the Voting
                                 Agreement would be sufficient to approve the Merger Agreement without any action on the part of any other holder of INDSPEC Common Stock.
                                 See "The Voting Agreement."


PUT OFFER.....................   Subject to certain terms and conditions,
                                 Occidental has agreed to commence the Put
                                 Offer, pursuant to which it would exchange shares of Occidental Common Stock for shares of Class A Common Stock if INDSPEC's Net Debt (as defined) is less than $80 million (or such greater amount as may be determined after the Closing Date by the Board of Directors).
                                 Occidental has no obligation to commence the Put Offer prior to the third anniversary of the Closing Date. See "The Enabling
                                 Agreement -- Put Offer."

TRADING MARKETS...............   Occidental Common Stock is listed and
                                 principally traded on the New York Stock
                                 Exchange and the Pacific Stock Exchange under the symbol "OXY." There is currently no trading market for INDSPEC Common Stock and there is not expected to be any trading market for the Class A Common Stock or Class B Common Stock.
                                 See "Comparative Market Prices and Dividends."

                                  RISK FACTORS

     In deciding whether or not to vote for the Merger, Stockholders should carefully consider the following factors, in addition to those discussed elsewhere in this Proxy Statement/Prospectus.

ABSENCE OF PUBLIC MARKET

     There is currently no public market for the INDSPEC Common Stock and there is not expected to be a public market for the Class A Common Stock. The shares of Class A Common Stock will be restricted securities under the Securities Act and applicable state securities laws, and may not be resold unless they are registered under the Securities Act and applicable state securities laws or exemptions from such laws are available. INDSPEC has no obligation to register such shares and INDSPEC has indicated that a public offering of such shares is not contemplated. Consequently, INDSPEC stockholders' ability to dispose of shares of Class A Common Stock will be limited.

CLASS A COMMON STOCK SUBJECT TO REDEMPTION

     After the Exchange Offers have been completed, (i) Occidental may, under certain circumstances be required to commence the Put Offer, pursuant to which it would offer to exchange shares of Occidental Common Stock for Class A Common Stock and (ii) the shares of Class A Common Stock may, under certain circumstances, be redeemed for shares of Occidental Common Stock pursuant to a Notice Redemption or a Threshold Redemption. However, there can be no assurance as to when, if ever, any such exchange or redemption will occur. In the event of the Put Offer or a Redemption, the value of shares of Occidental Common Stock to be received by INDSPEC stockholders upon any such exchange or redemption will be based on a formula specified in the Enabling Agreement (in the case of the Put Offer) or the Restated Certificate (in the case of a Redemption) and, in each case, will depend upon certain factors, including the following: (i) the earnings before interest, taxes, depreciation and amortization ("EBITDA") of INDSPEC for the 12 months immediately preceding the month in which such exchange or redemption occurs; (ii) the amount of net debt and other liabilities of INDSPEC as of the last day of the fiscal month immediately preceding the month in which such exchange or redemption occurs; and (iii) the number of shares of Class A Common Stock and Class B Common Stock outstanding or subject to issuance upon the exercise of options and warrants. See "The Restated Certificate and Restated Bylaws -- Redemption of Class A Common Stock" and "The Enabling Agreement -- Put Offer."

     The consideration that would be received by INDSPEC stockholders in the event of the Put Offer or a Redemption may be greater or less, on a per share basis, than that received by stockholders in the Exchange Offers, and such difference could be material. In particular, INDSPEC's EBITDA for any future period and the amount of INDSPEC's net debt and other liabilities as of any date in the future are subject to significant risk and uncertainty and may increase or decrease.

SUBSTANTIAL LEVERAGE OF INDSPEC

     Following the Merger and the consummation of the transactions contemplated by the Exchange Agreement, INDSPEC will continue to be highly leveraged. As of December 31, 1995, INDSPEC's total indebtedness for borrowed money was $162.6 million. The degree to which INDSPEC is leveraged could have important consequences to the holders of the Class A Common Stock, including: (i) INDSPEC's leverage may make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures; (ii) INDSPEC's ability to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes may be impaired; and (iii) a substantial portion of INDSPEC's cash flow from operations must be dedicated to the payment of principal and interest on indebtedness.

OWNERSHIP BY OCCIDENTAL PRIOR TO THE CONVERSION DATE; CONTROL BY OCCIDENTAL AFTER THE CONVERSION DATE

     Assuming the Exchange Offers are fully subscribed, upon completion of the Exchange Offers, the holders of the Class A Common Stock will own or have options to acquire 21,047 shares of Class A Common Stock, representing approximately 36% of INDSPEC's outstanding capital stock, on a fully diluted basis, and Occidental will own approximately 38,000 shares of Class B Common Stock, representing approximately 64% of INDSPEC's outstanding capital stock, on a fully diluted basis. Until the Conversion Date occurs, Occidental will be entitled to elect all Class B Directors. If the Conversion Date occurs, Occidental will be able to elect all of INDSPEC's Board of Directors and will be able to determine the outcome of matters submitted to a vote of INDSPEC's stockholders.

TAX TREATMENT OF ADDITIONAL CONSIDERATION

     The Federal income tax consequences of the receipt of shares of Occidental Common Stock by holders of Retained Stock as Additional Consideration is subject to uncertainty, particularly with respect to both the timing of income recognition and the character of the income. The legal authorities that are potentially applicable to the treatment of the receipt of the Additional Consideration do not address facts and circumstances sufficiently analogous to those pertaining to the Additional Consideration to provide definitive guidance regarding the most appropriate treatment of the receipt of the Additional Consideration. Accordingly, it is not possible for counsel to render an opinion regarding the tax treatment that will apply to the Additional Consideration. There is a substantial risk that the Internal Revenue Service will contend that the receipt of shares of Occidental Common Stock may be treated as a fee for consenting to the Merger and thus would, upon receipt, be includible in income as ordinary income in an amount equal to the sum of the fair market value of such shares and any cash received in lieu of fractional shares. There may, however, be alternative tax consequences of the receipt of shares of Occidental Common Stock as Additional Consideration. Holders of Retained Stock should consult their tax advisors regarding such alternative tax consequences, including whether the receipt of such shares (i) would give rise to capital gain rather than ordinary income even if the receipt is treated as a payment for consent, (ii) would be treated as exchanged-for shares of Class A Common Stock, and (iii) would not be currently includible in income but would be treated as part of an open transaction that would close (i.e., be subject to tax) upon the sale, disposition or redemption of such shares, or upon the lapse of Occidental's rights pursuant to the Restated Certificate to effectuate, directly or indirectly, a Redemption. See "The Exchange Offers -- Certain Federal Income Tax Consequences."

            SELECTED HISTORICAL FINANCIAL INFORMATION OF OCCIDENTAL
                          (IN MILLIONS, EXCEPT RATIOS)

     The following selected historical financial information of Occidental and its consolidated subsidiaries should be read in conjunction with Occidental's Consolidated Condensed Financial Statements for the nine months ended September 30, 1995 and 1994, which are included in Occidental's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995, and Occidental's Consolidated Financial Statements for the year ended December 31, 1994, which are incorporated by reference in Occidental's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, each of which reports is incorporated herein by reference, and "Management's Discussion and Analysis" included in such reports. The financial information for the years ended December 31, 1993, 1992, 1991 and 1990, reflects the coal business as a discontinued operation, and the financial information for the year ended December 31, 1992 reflects the initial adoption, effective as of January 1, 1992, of Statement of Financial Accounting Standards (SFAS) No. 106 -- "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 109 -- "Accounting for Income Taxes." The financial information for the years ended December 31, 1991 and 1990 also reflects IBP, inc. ("IBP") as a discontinued operation. The information with respect to the results of operations for the nine months ended, and the financial position at, September 30, 1995 and 1994 is unaudited, but, in the opinion of Occidental, reflects all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the consolidated results of operations for, and the consolidated financial position at the end of, such periods. The information with respect to the results of operations for the nine months ended September 30, 1995 should not be regarded as necessarily indicative of the results that may be expected for the entire year.

                                            NINE MONTHS
                                               ENDED
                                           SEPTEMBER 30                              YEAR ENDED DECEMBER 31
                                        -------------------       --------------------------------------------------------------
                                         1995        1994          1994          1993         1992          1991          1990
                                        -------     -------       -------       -------      -------       -------       -------
                                            (UNAUDITED)
RESULTS OF OPERATIONS:
Revenues:
  Net sales and operating revenues....  $ 7,950     $ 6,672       $ 9,236       $ 8,116      $ 8,494       $ 9,498       $10,837
  Interest, dividends and other
    income............................       78          62            92           347          446           199           242
  Gains on asset dispositions, net....       44          16            15            54          215         1,177            74
  Income from equity investments......       87          48            73            27           22            10            27
                                        -------     -------       -------       -------      -------       -------       -------
                                          8,159       6,798         9,416         8,544        9,177        10,884        11,180
                                        -------     -------       -------       -------      -------       -------       -------
Costs and other deductions:
  Cost of sales.......................    5,945       5,563         7,550         6,809        7,185         7,704         8,645
  Selling, general and administrative
    and other operating expenses......      839         677         1,044           818          877           823         1,106
  Restructuring charges...............       --          --            --            --           --           260         1,069
  Environmental remediation charges...       --          --             4            18           42           149           713
  Exploration expense.................       63          71           127           102          112           115           130
  Interest and debt expense, net......      436         434           584           580          640           864           898
  Provision for domestic and foreign
    income and other taxes............      372          89           143           143          195           597            38
                                        -------     -------       -------       -------      -------       -------       -------
                                          7,655       6,834         9,452         8,470        9,051        10,512        12,599
                                        -------     -------       -------       -------      -------       -------       -------
Income (loss) from continuing
  operations..........................      504         (36)          (36)           74          126           372        (1,419)
Discontinued operations, net..........       --          --            --           221         (622)          (55)         (275)
Extraordinary gain (loss), net (1)....       --          --            --           (12)          (2)          143            (1)
Cumulative effect of changes in
  accounting principles, net (2)......       --          --            --            --          (93)           --            --
                                        -------     -------       -------       -------      -------       -------       -------
Net income (loss).....................      504(3)      (36)(4)       (36)(4)       283(5)      (591)(6)       460(7)     (1,695)(8)
Preferred dividend requirements.......      (70)        (56)          (76)          (39)          (3)           (7)           (7)
                                        -------     -------       -------       -------      -------       -------       -------
Earnings (loss) applicable to common
  stock...............................  $   434     $   (92)      $  (112)      $   244      $  (594)      $   453       $(1,702)
                                        =======     =======       =======       =======      =======       =======       =======
Depreciation, depletion and
  amortization expense................  $   708     $   660       $   882       $   892      $   872       $   793       $   927
                                        =======     =======       =======       =======      =======       =======       =======
Common stock dividends................  $   238     $   233       $   311       $   305      $   302       $   299       $   737
                                        =======     =======       =======       =======      =======       =======       =======
Ratio of earnings to fixed charges
  (9).................................     2.54         N/A(10)       N/A(10)      1.41         1.30          1.70           N/A(10)
FINANCIAL POSITION (AT END OF PERIOD):
Total assets..........................  $17,446     $17,295       $17,989       $17,123      $17,877       $15,763       $18,202
Senior funded debt, net...............    5,271       5,682         5,823         5,728        5,452         5,478         6,033
Subordinated debt, net................       --          --            --            --           --            --         1,324
Capital lease liabilities, net........      269         298           291           319          354           379            60
Preferred stock, common stock and
  other stockholders' equity..........    4,699       4,307         4,457         3,958        3,440         4,340         4,114

---------------

 (1) The total year 1993, 1992 and 1990 extraordinary losses each resulted from the early extinguishment of debt. The total year 1991 net extraordinary gain included a gain of $252 million from the income tax benefit arising from the application of net operating and capital loss carryforwards, partially offset by losses of $109 million resulting from the early extinguishment of debt.

 (2) During the fourth quarter of 1992, Occidental adopted SFAS No. 106 and No. 109, effective as of January 1, 1992. The cumulative effect of these accounting changes on prior years was a net charge of $93 million, which consisted of a $513 million charge resulting from the adoption of SFAS No. 106 and a $420 million benefit resulting from the adoption of SFAS No. 109.

 (3) The 1995 results included pretax charges of $109 million for settlement of litigation.

 (4) The total year 1994 results included pretax charges of $148 million for environmental and litigation matters and plant closure. Included in these charges for the nine months ended September 30 was $18 million for a plant closure reserve.

 (5) The total year 1993 results included after-tax benefits of $85 million resulting from a reversal of foreign tax reserves following the settlement of tax matters with foreign jurisdictions relating to the disposition of certain international oil and gas assets in 1991 and the net benefit of a $154 million reduction in contract impairment reserve at MidCon Corp. The total year results also included an after-tax benefit of $221 million, reported as discontinued operations, for the reversal of reserves no longer required and for recognizing the effect of the sale of the coal business.

 (6) The total year 1992 results included a $622 million after-tax charge and loss from operations related to the discontinued coal operation and a $93 million net charge for changes in accounting principles. These charges were partially offset by pretax gains of $75 million from the receipt of a contingent payment related to the 1985 sale of a subsidiary that owned one half of Occidental's Colombian operations and $128 million from a sale of 12 million Common Shares of Canadian Occidental Petroleum Ltd. The total year results also included the net benefit of a $209 million reduction in the contract impairment reserve at MidCon Corp.

 (7) The total year 1991 results included net gains of $642 million from major asset sales, which included Occidental's sale of the U.K. North Sea interest and the disposition of IBP, partially offset by charges of $466 million for asset value adjustments, environmental remediation, severance costs and accelerated amortization of original issue discount on a portion of debt subsequently retired.

 (8) In the fourth quarter of 1990, Occidental recorded charges of $2.169 billion, which included charges for restructuring of $1.369 billion, of which $300 million is reflected in discontinued operations, environmental remediation charges of $620 million, asset impairment write-offs of $150 million and other charges of $30 million, as part of a restructuring program announced in January 1991.

 (9) Earnings are based on Occidental's consolidated income from continuing operations, before taxes on income (other than foreign oil and gas taxes) and before fixed charges. Combined fixed charges consist of interest and debt expense, including the proportionate share of interest and debt expense of 50 percent-owned unconsolidated companies, the portion of lease rentals representative of the interest factor, preferred dividends to minority stockholders of subsidiaries adjusted to a pretax basis.

(10) For the nine months ended September 30, 1994 and the years ended December 31, 1994 and 1990, earnings were inadequate to cover combined fixed charges by $19 million, $1 million and $1.547 billion, respectively.

                           COMPARATIVE PER SHARE DATA

     Set forth below are historical net income per share, book value per share and dividend per share data of Occidental and INDSPEC. The information presented in the table should be read in conjunction with the separate historical financial statements of Occidental and INDSPEC and the notes thereto appearing elsewhere herein or incorporated herein by reference.

                        OCCIDENTAL PETROLEUM CORPORATION

                                                                  NINE MONTHS
                                                                     ENDED              YEAR ENDED
                                                                 SEPTEMBER 30,         DECEMBER 31,
                                                                     1995                  1994
                                                                 -------------         ------------
Primary earnings (loss) per share of common stock..............     $  1.37               $(0.36)
Book value per common share....................................     $ 10.60               $ 9.88
Dividends per common share.....................................     $  0.75               $ 1.00

                          INDSPEC HOLDING CORPORATION

                                                                   NINE MONTHS
                                                                      ENDED             YEAR ENDED
                                                                  DECEMBER 31,          MARCH 31,
                                                                      1995                 1995
                                                                  -------------         ----------
Net income per share of common stock............................     $ 92.17             $  79.61
Book value per common share.....................................     $305.20             $ 212.94
Dividends per common share......................................     $  0.00             $   0.00

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

OCCIDENTAL

     Occidental Common Stock is listed and principally traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "OXY."

     The following table sets forth the high and low sales prices of Occidental Common Stock, and cash dividends declared thereon, for the periods indicated. The quotations are as reported in published financial sources.


                                                               HIGH       LOW       DIVIDEND
                                                               ----       ---       --------
    Calendar Quarters -- 1994
      First Quarter..........................................  19 1/8     16 1/8       .25
      Second Quarter.........................................  20         15 1/8       .25
      Third Quarter..........................................  22 3/8     18 3/4       .25
      Fourth Quarter.........................................  22         18 3/8       .25
    Calendar Quarters -- 1995
      First Quarter..........................................  22         18           .25
      Second Quarter.........................................  24 3/8     21 1/4       .25
      Third Quarter..........................................  23 7/8     21 1/8       .25
      Fourth Quarter.........................................  23 1/2     20 1/8       .25
    Calendar Quarters -- 1996
      First Quarter (through March 4, 1996)..................  24 1/4     20 1/8       .25



     On March 4, 1996, the closing price per share of Occidental Common Stock on the New York Stock Exchange was $23.75.


INDSPEC

     There is currently no trading market for INDSPEC Common Stock and no dividends have ever been paid. INDSPEC's senior credit facility with Bankers Trust Company, as Agent (the "Senior Credit Facility") and Indenture with United States Trust Company, as Trustee, with respect to INDSPEC Chemical Corporation's 11 1/2% Senior Subordinated Discount Notes due 2003 (the "Indenture") currently restrict INDSPEC's ability to pay dividends.

                                 THE COMPANIES
INDSPEC

     INDSPEC Holding Corporation is a Delaware corporation. INDSPEC Chemical Corporation ("Chemical") is the wholly owned operating subsidiary of INDSPEC. INDSPEC believes that it is the largest producer of resorcinol in the world and the sole commercial producer of resorcinol in the United States. Resorcinol is a chemical used primarily as a bonding and stiffening agent in the manufacture of tires and tread rubber. In addition, resorcinol is used in the manufacture of high performance wood adhesives, ultraviolet light stabilizers, sunscreens, dyestuffs, pharmaceuticals, agrichemicals, carbonless paper and fire retardant plastic additives. See "Business of INDSPEC." INDSPEC's principal executive offices are located at 411 Seventh Avenue, Pittsburgh, Pennsylvania 15219 (telephone (412) 765-1200).

ROUNDTABLE

     Roundtable was organized under the laws of the State of Delaware by CHPII and certain other Stockholders solely for the purpose of engaging in the Merger. Roundtable has engaged in no business activity and has no assets or liabilities other than (i) the 29,496 shares of Common Stock contributed to it by CHPII and such other Stockholders and (ii) its rights and obligations under the Merger Agreement and the Voting Agreement. Roundtable's offices are located at 150 East 58th Street, New York, New York 10155 (telephone (212) 644-8600).

OCCIDENTAL

     Occidental explores for, develops, produces and markets crude oil and natural gas; engages in interstate and intrastate natural gas transmission and marketing; and manufactures and markets a variety of basic chemicals, petrochemicals and polymers and plastics. Occidental conducts its principal operations through three subsidiaries: Occidental Oil and Gas Corporation, MidCon Corp. and Occidental Chemical Corporation. Occidental's principal executive offices are located at 10889 Wilshire Boulevard, Los Angeles, California 90024 (telephone (310) 208-8800).

                                THE TRANSACTIONS

     On November 10, 1995, INDSPEC and Occidental entered into the Exchange Agreement which contemplates a series of transactions pursuant to which Occidental would acquire a significant interest in INDSPEC and arrange for the possible acquisition, under certain circumstances, of the interests in INDSPEC not initially acquired by Occidental in the Exchange Offers. Occidental believes that its investment in INDSPEC will provide it with holdings in a specialty chemical business that is complementary to Occidental's existing chemical businesses. The Transactions include (i) the Merger of Roundtable with and into INDSPEC and (ii) the Exchange Offers, pursuant to which Occidental will exchange shares of Occidental Common Stock for shares of Class A Common Stock and Class B Common Stock. After the Exchange Offers have been completed, (i) Occidental may, under certain circumstances, be required to commence the Put Offer, pursuant to which it would offer to exchange all outstanding shares of Class A Common Stock for shares of Occidental Common Stock, and (ii) the shares of Class A Common Stock may, under certain circumstances, be subject to redemption for shares of Occidental Common Stock. Occidental and INDSPEC structured the Transactions to satisfy the following objectives: (i) to facilitate the acquisition by Occidental of substantially all of the INDSPEC Common Stock owned by non-management and non-employee Stockholders (primarily CHPII and certain persons associated with CHPII), (ii) to provide some immediate liquidity to INDSPEC's management and employee Stockholders through the Exchange Offers, and
(iii) to provide incentives for INDSPEC's management and employee Stockholders to improve INDSPEC's financial performance and reduce its indebtedness through the timing, pricing and other terms and conditions of the Put Offer and the redemption provisions applicable to the Class A Common Stock.

THE MERGER

     The first step in the Transactions is the Merger of Roundtable with and into INDSPEC, with INDSPEC as the surviving corporation. Upon consummation of the Merger:

     (i) each outstanding share of INDSPEC Common Stock (other than shares held by Roundtable or Stockholders who have perfected appraisal rights under the DGCL) will be converted into one share of INDSPEC's new Class A Common Stock;

     (ii) each outstanding share of Roundtable Common Stock will be converted into the right to receive one share of INDSPEC's new Class B Common Stock;

     (iii) each share of INDSPEC Common Stock held in the treasury of INDSPEC will be converted into one share of Class A Common Stock;

     (iv) each outstanding share of INDSPEC Common Stock held by Roundtable will be cancelled and retired; and

     (v) INDSPEC's certificate of incorporation and bylaws will be amended and restated.

     INDSPEC's Restated Certificate will provide, among other things, that (i) prior to the Conversion Date, each share of Class A Common Stock will entitle the holder thereof to 4.8 votes per share and each share of Class B Common Stock will entitle the holder thereof to one vote per share, (ii) holders of Class A Common Stock and holders of Class B Common Stock will elect separate classes of directors, and (iii) under certain circumstances, the Class A Common Stock will be subject to redemption for shares of Occidental Common Stock. From and after the Conversion Date, the holders of both Class A Common Stock and Class B Common Stock will be entitled to one vote per share. See "The Restated Certificate and Restated Bylaws."

THE EXCHANGE OFFERS

     The second step in the Transactions is the Exchange Offers. Pursuant to the terms and subject to the conditions set forth in the Exchange Agreement, not later than one business day after the Effective Date, Occidental will commence
(i) an offer to exchange Occidental Common Stock for up to 8,504 shares of Class A Common Stock and (ii) an offer to exchange Occidental Common Stock for each outstanding share of Class B Common Stock. The Exchange Offers will be made by Occidental pursuant to a separate prospectus and a letter of transmittal which will be sent to all INDSPEC stockholders.

     The number of shares of Occidental Common Stock to be delivered in exchange for each share of Class A Common Stock and Class B Common Stock accepted in the Exchange Offers will be equal to (i) the quotient obtained by dividing $131 million by the total number of shares of Class A Common Stock and Class B Common Stock outstanding or subject to issuance upon the exercise of outstanding warrants and options, determined as of the Closing Date, divided by (ii) the Occidental Common Stock Value. If certain events with respect to the Occidental Common Stock (including a dividend or recapitalization) occur during the twenty consecutive trading days during which the Occidental Common Stock Value is determined, then the Occidental Common Stock Value will be adjusted appropriately in a manner to be determined by Occidental and consented to by INDSPEC. Cash will be paid by Occidental in lieu of issuing any fractional shares of Occidental Common Stock. If the Occidental Common Stock Value is less than $15, Occidental will not be required to consummate the Exchange Offers unless INDSPEC elects to proceed based on a deemed Occidental Common Stock Value of $15.


     Assuming that (i) the 59,047 shares of INDSPEC Common Stock outstanding or subject to issuance as of March 6, 1996, remain the only shares outstanding or subject to issuance, and (ii) the Occidental Common Stock Value is equal to the closing price of $23.75 per share for Occidental Common Stock on the New York Stock Exchange on March 4, 1996, if the Closing were to occur on March 6, 1996, each share of Class A Common Stock and Class B Common Stock accepted in the Exchange Offers would be exchanged for 93.41 shares of Occidental Common Stock.

     In addition, upon the closing of the Exchange Offers, Occidental will issue and deliver to each holder of Retained Options and to each holder of shares of Retained Stock, that number of shares of Occidental Common Stock determined by multiplying (i) the number of Retained Securities held by such holder, by (ii) the quotient obtained by dividing (a) $3 million divided by the total number of Retained Securities held by all holders, by (b) the Occidental Common Stock Value. Cash will be paid by Occidental in lieu of issuing fractional shares of Occidental Common Stock. Occidental has agreed to pay the Additional Consideration to holders of Retained Securities as compensation for the redemption features of the Class A Common Stock. The Federal income tax treatment of the Additional Consideration is subject to uncertainty. See "The Exchange Offers -- Certain Federal Income Tax Consequences."

     Upon consummation of the Exchange Offers, Occidental will own up to 38,000 shares of Class B Common Stock (including up to 8,504 shares of Class B Common Stock which will have been converted from Class A Common Stock in accordance with the Restated Certificate), representing approximately 64% of all INDSPEC shares outstanding, determined on a fully diluted basis, and 45% of the voting power of all INDSPEC shares outstanding.

THE PUT OFFER; REDEMPTION OF CLASS A COMMON STOCK

     After the Exchange Offers have been completed, (i) Occidental may, under certain circumstances, be required to commence the Put Offer, pursuant to which it would exchange shares of Occidental Common Stock for shares of Class A Common Stock and (ii) the shares of Class A Common Stock may, under certain circumstances, be redeemed for shares of Occidental Common Stock.

     Occidental is not obligated to commence the Put Offer until three years after the Closing Date, and only if certain conditions are satisfied, including INDSPEC's Net Debt (as defined) having been reduced to less than $80 million (or such greater amount as may be determined after the Closing Date by the Board of Directors). Occidental may terminate the Put Offer upon the occurrence of a Threshold Redemption. See "The Enabling Agreement -- Put Offer."

     The Class A Common Stock will be subject to redemption for shares of Occidental Common Stock (i) pursuant to a Notice Redemption, upon INDSPEC's receipt of a written notice from Occidental at any time on or after the fifth anniversary of the Closing Date and on or before the seventh anniversary of the Closing Date or (ii) pursuant to a Threshold Redemption, if Occidental acquires 67% or more of the total number of shares of Class A Common Stock and Class B Common Stock then outstanding (determined on a fully diluted basis but excluding any shares acquired pursuant to the Put Offer), or if a number of shares of Class A Common Stock have been tendered pursuant to the Put Offer such that, upon the acquisition of such shares, Occidental would own 67% or more of the total number of shares of Class A Common Stock and Class B Common Stock then outstanding (determined on a fully diluted basis). See "The Restated Certificate and Restated Bylaws -- Redemption of Class A Common Stock."

     In the event of a Put Offer, a Notice Redemption or a Threshold Redemption, the number of shares of Occidental Common Stock to be received by INDSPEC stockholders upon any such exchange or redemption will be based on a formula specified in the Enabling Agreement (in the case of the Put Offer) or the Restated Certificate (in the case of a redemption) and, in each case, will depend upon certain factors, including the following: (i) the EBITDA of INDSPEC for the 12 months immediately preceding the month in which such exchange or redemption occurs; (ii) the amount of net debt and other liabilities of INDSPEC as of the last day of the fiscal month immediately preceding the month in which such exchange or redemption occurs; (iii) the average of the last reported sales prices of Occidental Common Stock on the New York Stock Exchange on each of the twenty consecutive trading days ending on the fifth trading day prior to such exchange or redemption; and (iv) the number of shares of Class A Common Stock and Class B Common Stock outstanding or subject to issuance upon the exercise of options and warrants. See "The Restated Certificate and Restated Bylaws -- Redemption of Class A Common Stock" and "The Enabling Agreement -- Put Offer."

     The formulae used to determine the number of shares of Occidental Common Stock that would be received in the event of the Put Offer, the Notice Redemption and the Threshold Redemption are similar.

However, the formula used in the event of a Notice Redemption reduces INDSPEC's EBITDA by 5% compared to that used in the event of a Threshold Redemption or Put Offer. As a result, assuming the calculations of the number of shares of Occidental Common Stock for each of a Put Offer, Notice Redemption and Threshold Redemption were based upon the INDSPEC financial results and position as of the same date and for the same period, the number of shares of Occidental Common Stock received in a Notice Redemption would be less than would be received in a Threshold Redemption or Put Offer. This difference in the formulae is intended to provide incentives for INDSPEC's employee and management stockholders to reduce INDSPEC's Net Debt.

CERTAIN ASPECTS OF THE TRANSACTIONS

     In connection with the Exchange Offers, Occidental will acquire up to 38,000 shares of Class B Common Stock (including up to 8,504 shares that will have been automatically converted from Class A Common Stock pursuant to the INDSPEC Certificate) in exchange for up to 5,620,381 shares of Occidental Common Stock (the actual number of shares to be based on the Occidental Common Stock Value). If the Exchange Offers are fully subscribed, Occidental will acquire approximately 64% of all INDSPEC shares outstanding, determined on a fully diluted basis, and 45% of the voting power of all INDSPEC shares outstanding. As the only holder of Class B Common Stock, Occidental will be entitled to elect all three of INDSPEC's Class B Directors, but none of the three Class A Directors. Prior to the Conversion Date (as defined in the INDSPEC Certificate), all actions to be taken by INDSPEC's Board of Directors will generally require the vote of at least five directors. See "The Restated Certificate and Restated Bylaws -- Board of Directors." Under certain circumstances, (i) the INDSPEC Certificate will enable Occidental to cause a Redemption of the outstanding Class A Common Stock and (ii) the Enabling Agreement will obligate Occidental to commence the Put Offer. See "The Enabling Agreement -- Put Offer."

     All of the shares of Class B Common Stock properly tendered in the Exchange Offers will be exchanged for Occidental Common Stock. Upon completion of the Exchange Offers, CHPII will no longer own any shares of INDSPEC Common Stock and, therefore, will not participate in any increase or decrease in value of INDSPEC Common Stock that may be realized in the future. The other holders of Class B Common Stock will continue to own INDSPEC Common Stock only to the extent that such persons also own shares of Class A Common Stock. See "Principal INDSPEC Stockholders." These stockholders will receive the same consideration in the Transactions with respect to their shares of Class A Common Stock as persons who are not associated with CHPII.

     Holders of Class A Common Stock, including all INDSPEC stockholders who are not associated with CHPII, will only be entitled to exchange, in the aggregate, up to 8,504 shares of Class A Common Stock, representing approximately 33% of the shares outstanding, determined on a fully diluted basis, in the Exchange Offers. See "Interests of Certain Persons in the Transactions -- Receipt of Different Classes of Stock; Treatment in the Exchange Offers." In addition to the shares of Occidental Common Stock received in exchange for shares of INDSPEC Common Stock, INDSPEC securityholders remaining after the Exchange Offers have been completed will receive, as Additional Consideration, up to an aggregate of 200,000 shares of Occidental Common Stock (the actual number of shares to be based on the Occidental Common Stock Value). Shares of Class A Common Stock that remain outstanding after the Exchange Offers have been completed will, under certain circumstances, be subject to Redemption in exchange for Occidental Common Stock, and eligible for exchange, at the option of the holder, for shares of Occidental Common Stock if Occidental commences the Put Offer. The consideration that would be received by INDSPEC stockholders in the event of a Redemption or the Put Offer may be greater or less, on a per share basis, than that received by INDSPEC stockholders in the Exchange Offers.

     In connection with the Transactions, certain officers of INDSPEC will enter into new employment agreements, intended to provide incentives for such officers to remain with INDSPEC through December 31, 2000 or the Conversion Date (if earlier). See "Interests of Certain Persons in the Transactions -- Employment Agreements" and "Management of INDSPEC -- Employment and other Agreements." Except for such employment arrangements, INDSPEC officers will be treated the same in the Transactions as other INDSPEC stockholders who are not associated with CHPII.

REASONS FOR THE TRANSACTIONS; RECOMMENDATION OF THE BOARD OF DIRECTORS

     The INDSPEC Board of Directors has approved the Exchange Agreement, the Merger Agreement and the Enabling Agreement and the transactions contemplated thereby as being in the best interests of the Stockholders. In light of the foregoing, the INDSPEC Board of Directors unanimously recommends that the Stockholders vote FOR approval and adoption of the Merger Agreement.

     BACKGROUND. In early 1995, INDSPEC requested that three investment banking firms make presentations to INDSPEC in connection with an engagement to act as INDSPEC's financial advisor in a proposed sale of, or business combination involving, INDSPEC. In its presentation, each investment bank also considered the possibility of an initial public offering ("IPO") including a small secondary offering. In each case, the investment banks advised INDSPEC that valuations for a company like INDSPEC were higher in a sale of the company than they would be with an IPO.

     After reviewing the presentations, on March 28, 1995, INDSPEC entered into an engagement letter (the "Morgan Stanley Engagement") with Morgan Stanley, engaging Morgan Stanley to act as INDSPEC's financial advisor. The INDSPEC Board of Directors selected Morgan Stanley primarily because of its expertise in transactions of this kind and its familiarity with the industry in which INDSPEC operates. INDSPEC also engaged Castle Harlan to provide certain financial advice and assistance of an investment banking nature.

     Morgan Stanley, on behalf of INDSPEC, conducted a sale process in which a number of possible buyers were identified and contacted. Morgan Stanley provided further information regarding INDSPEC to those possible buyers which expressed interest in a possible transaction with INDSPEC. On August 15, 1995, Occidental delivered a proposal to INDSPEC with respect to the negotiation of a business combination involving INDSPEC and Occidental. Over the next two months, Occidental conducted due diligence, and the parties negotiated the terms of the proposed transaction.

     On November 2, 1995, the INDSPEC Board of Directors met and reviewed the terms of the proposed transaction between INDSPEC and Occidental. On November 10, 1995, the INDSPEC Board of Directors met again to consider approval of the Transactions. The INDSPEC Board of Directors, after considering the matters discussed below, concluded that the Transactions are fair to the INDSPEC Stockholders; approved execution and delivery of the Exchange Agreement, the Merger Agreement and related documents; and recommended that INDSPEC Stockholders approve the Merger Agreement.

     FAIRNESS OF THE TRANSACTIONS. The INDSPEC Board of Directors considered the following factors in reaching the conclusion that the Transactions are fair to the INDSPEC Stockholders:

     1. Purchase Price. There is no public market for the INDSPEC Common Stock, nor will there be any public market for the Class A Common Stock or the Class B Common Stock to be issued in the Merger. As a result, there are no current or historical market prices against which to compare the consideration to be offered by Occidental in the Exchange Offers (the "Exchange Consideration"). The only independent indications of the value of the Class A Common Stock and the Class B Common Stock available to the INDSPEC Board of Directors are the opinion of Morgan Stanley discussed below and an appraisal of the fair market value of the INDSPEC Common Stock performed in connection with administration of the ESOP. The ESOP appraisal valued the INDSPEC Common Stock held by the ESOP as of December 31, 1994 at $950 per share. The ESOP appraisal reflected a ten percent discount to compensate for the lack of a public trading market and also reflected the presence of a special "put" option for stock held by the ESOP.

     The INDSPEC Board of Directors reviewed materials prepared by Morgan Stanley (i) comparing financial information about INDSPEC with the financial and trading performance of certain comparable publicly traded companies and their securities, (ii) describing the financial terms, to the extent publicly available, of certain comparable acquisition transactions and (iii) comparing preliminary indications of interest received from other potential purchasers with the Exchange Consideration offered by Occidental. The INDSPEC Board of Directors concluded that transactions involving specialty chemical companies having a relatively small capitalization were the most appropriate comparison and that the Exchange Consideration considered as a multiple of earnings before interest, taxes, depreciation and amortization was comparable with that achieved in such transactions and exceeded that proposed in the other preliminary indications of interest received by INDSPEC in its search for an appropriate business combination.

     In addition, the other proposals received by INDSPEC either provided for a lesser amount of consideration per share or contained contingencies making the probability of the eventual consummation of a transaction difficult to predict. One of the proposals would have required INDSPEC to incur sizeable additional debt levels, which would have added an additional ongoing business risk for INDSPEC and its employees and any continuing stockholders.

     2. Liquidity. There will be no public market for the Class A Common Stock or the Class B Common Stock. The Occidental Common Stock offered as Exchange Consideration is traded on a number of exchanges, including the New York Stock Exchange. Thus, holders of Class B Common Stock will have the opportunity to receive a publicly traded security in exchange for all of their Class B Common Stock, while holders of Class A Common Stock will have the opportunity to receive a publicly traded security in exchange for approximately 33% of the Class A Common Stock, determined on a fully diluted basis (excluding shares of Class A Common Stock that certain stockholders have agreed not to tender in the Exchange Offers). The Put Offer that may be made by Occidental offers a possibility of future liquidity for the Class A Common Stock not exchanged in the Exchange Offers which is not enjoyed by current INDSPEC Stockholders. See "The Enabling Agreement -- Put Offer."

     3. Treatment of Holders of Class A Common Stock. The INDSPEC Board of Directors considered the following as the primary objectives of INDSPEC and Occidental in the structuring of the Transactions: (i) to facilitate the acquisition by Occidental of substantially all of the INDSPEC Common Stock owned by non-management and non-employee Stockholders (primarily CHPII and certain persons associated with CHPII), (ii) to provide some immediate liquidity to INDSPEC's management and employee Stockholders through the Exchange Offers and
(iii) to provide incentives for INDSPEC's management and employee Stockholders to improve INDSPEC's financial performance and reduce its indebtedness through the timing, pricing and other terms and conditions of the Put Offer and the redemption provisions applicable to the Class A Common Stock. As a result, the Class A Common Stock and Class B Common Stock will be the subject of different Exchange Offers and will have different rights following consummation of the Exchange Offers.

     The Exchange Offer for the Class A Common Stock will provide for the exchange of approximately 33% of the Class A Common Stock, determined on a fully diluted basis (excluding shares of Class A Common Stock that certain stockholders have agreed not to tender in the Exchange Offers), while the Exchange Offer for the Class B Common Stock (to be held primarily by CHPII and persons associated with CHPII) will provide for the exchange of all of the Class B Common Stock. The Exchange Consideration to be paid per share for the Class A Common Stock and the Class B Common Stock will be the same. The INDSPEC Board of Directors considered that holders of Class A Common Stock, while they will not achieve immediate liquidity for all of their securities, may have the opportunity to sell their Class A Common Stock in a future Put Offer that Occidental may be required to make upon the satisfaction of certain conditions. In the Put Offer, the consideration to be paid would be based upon INDSPEC's future earnings and debt. Although there can be no assurance that the conditions precedent to the requirement that Occidental make a Put Offer will be achieved or as to the value of exchange consideration if a Put Offer were to occur, the INDSPEC Board of Directors believes that the opportunity exists for holders of Class A Common Stock to realize any appreciation in the value of their Class A Common Stock based on INDSPEC's future performance. See "The Enabling
Agreement -- Put Offer."

     Furthermore, the INDSPEC Board of Directors noted that holders of shares of Class A Common Stock and options to purchase Class A Common Stock which are not exchanged will receive a pro rata share of $3 million of Occidental Common Stock at the Closing of the Exchange Offers. See "The Exchange Agreement -- Additional Consideration." The Occidental Common Stock to be received pursuant to the Exchange Offers and the Additional Consideration, and the Put Offer and the Redemption, are referred to herein, in the aggregate, as the "Transaction Consideration."

     The Restated Certificate and Restated Bylaws which will take effect at the Effective Time of the Merger provide, among other things, that, prior to the Conversion Date, (i) the holders of Class A Common Stock will have the right to elect all three Class A Directors, and the holders of Class B Common Stock will have the right to elect all three Class B Directors,
(ii) the vote of at least five directors will be required to approve actions by the INDSPEC Board of Directors and (iii) every holder of Class A Common Stock will be entitled to 4.8 votes per share, and every holder of Class B Common Stock will be entitled to one vote per share, on all matters brought before the stockholders (except as to those matters on which separate class voting is required by the Restated Certificate (including the election of directors) and matters requiring a class vote under applicable law). See "The Restated Certificate and Restated Bylaws -- Board of Directors." As a result, the INDSPEC Board of Directors noted that, although Occidental will hold approximately 64% of the fully diluted equity interests in INDSPEC following consummation of the Exchange Offers, Occidental will not have the ability, prior to the Conversion Date, to direct actions to be taken by INDSPEC without the approval of directors elected by the holders of Class A Common Stock, in the case of matters brought before the INDSPEC Board of Directors, or the approval of some holders of Class A Common Stock, in the case of matters brought before the Stockholders.

     4. Opinion of Morgan Stanley. The INDSPEC Board of Directors considered the opinion of Morgan Stanley and Morgan Stanley's presentation with regard to financial and other matters which it deemed relevant and the methods of valuation used. See "Opinion of Morgan Stanley" below.

     The INDSPEC Board of Directors considered each of the foregoing factors as favorable to its conclusion and, based thereon, concluded that the Merger and the Exchange Offers are fair to the Stockholders. The INDSPEC Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to, the individual factors considered in reaching its conclusion. However, the INDSPEC Board of Directors gave significant weight to all the factors discussed above.

OPINION OF MORGAN STANLEY

     INDSPEC engaged Morgan Stanley to act as its financial advisor in connection with the Merger. The INDSPEC Board of Directors requested that Morgan Stanley render an opinion to the Board of Directors as to the fairness, from a financial point of view, of the Transaction Consideration to be received by holders of the Class A Common Stock and the Class B Common Stock (collectively, the "INDSPEC Stockholders") pursuant to the Exchange Agreement (and related documents), in the aggregate.

     On November 10, 1995, Morgan Stanley delivered to the INDSPEC Board of Directors its written opinion that as of the date of such opinion and subject to the various considerations set forth therein, the Transaction Consideration to be received by the INDSPEC Stockholders is, in the aggregate, fair from a financial point of view to such holders.

     THE FULL TEXT OF MORGAN STANLEY'S WRITTEN OPINION, DATED NOVEMBER 10, 1995, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX VIII TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF INDSPEC COMMON STOCK ARE URGED TO, AND SHOULD, READ THIS OPINION CAREFULLY IN ITS ENTIRETY. MORGAN STANLEY'S OPINION IS DIRECTED ONLY TO THE INDSPEC BOARD OF DIRECTORS AND THE FAIRNESS OF THE TRANSACTION CONSIDERATION TO BE RECEIVED BY THE INDSPEC STOCKHOLDERS, FROM A FINANCIAL POINT OF VIEW TO SUCH HOLDERS, AND IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR EXCHANGE OFFERS NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW TO VOTE AT THE SPECIAL MEETING, OR WHETHER OR NOT TO EXCHANGE CLASS A COMMON STOCK OR CLASS B COMMON STOCK IN THE EXCHANGE OFFERS. THE SUMMARY OF THE OPINION OF MORGAN STANLEY SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In rendering its opinion, Morgan Stanley (i) analyzed certain publicly available financial statements and other information of INDSPEC's operating subsidiary, INDSPEC Chemical Corporation; (ii) analyzed certain internal financial statements and other financial and operating data concerning INDSPEC prepared by the management of INDSPEC; (iii) analyzed financial projections prepared by the management of INDSPEC; (iv) discussed the past and current operations and financial condition and the prospects of INDSPEC with senior executives of INDSPEC; (v) analyzed certain publicly available financial statements and other information of Occidental; (vi) discussed the past and current operations and financial condition and the prospects of Occidental with senior executives of Occidental; (vii) reviewed the reported prices and trading activity for Occidental Common Stock; (viii) compared certain financial information of INDSPEC with the financial and trading performance of certain comparable publicly traded companies and their securities; (ix) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (x) participated in discussions and negotiations among representatives of INDSPEC and Occidental and their legal advisors, as well as other potential purchasers of INDSPEC; (xi) reviewed the Exchange Agreement and certain related documents; and (xii) performed other such analyses as Morgan Stanley deemed appropriate.

     In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by Morgan Stanley for the purposes of its opinion. With respect to the financial projections (including management's estimates relating to capital expenditures), Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of INDSPEC. With regard to potential environmental liabilities, Morgan Stanley reviewed a 1993 environmental assessment update prepared for INDSPEC Chemical Corporation, and did not conduct an independent appraisal with respect to any environmental liabilities. Morgan Stanley's opinion is necessarily made based on economic, market and other conditions as in effect on, and the information made available to them as of, the date of the opinion.

     The following is a brief summary of the analyses performed by Morgan Stanley and reviewed with the INDSPEC Board on November 10, 1995 in connection with Morgan Stanley's opinion to the INDSPEC Board:

     Discounted Cash Flow Analyses. Morgan Stanley performed discounted cash flow analyses of INDSPEC for the fiscal years ending 1996 through 2000 based on certain financial projections prepared by the management of INDSPEC. Unlevered free cash flows of INDSPEC were calculated as net income plus depreciation, amortization and other non-cash charges less capital expenditures and investment in working capital, adjusted to exclude net interest expense and its associated tax effects. Morgan Stanley calculated terminal values by using two methodologies, including (i) applying a range of multiples (from 6.0x to 8.0x) to projected earnings before interest, taxes, depreciation and amortization ("EBITDA")for the fiscal year ending March 31, 2000, and (ii) applying a range of perpetual growth rates (from 2.0% to 4.0%) to the projected unlevered free cash flow for the fiscal year ending March 31, 2000. The cash flow streams and terminal values were then discounted to the present using a range of discounted rates from 12.0% to 14.0%. The present values were subsequently adjusted to reflect the total debt of INDSPEC at September 30, 1995. Based on these analyses, Morgan Stanley calculated a range of implied equity values for INDSPEC from $930 to $3,617 per fully diluted share.


     Comparable Company Analysis. As part of its analysis, Morgan Stanley compared certain financial information of INDSPEC with that of a group of publicly traded chemical companies, including Morton International, Inc., Great Lakes Chemical Corp., Nalco Chemical Co., The Lubrizol Corporation, Loctite Corp., Ethyl Corp. and Betz Laboratories, Inc. (collectively, the "Specialty Chemical Comparables") and M.A. Hanna Co., Cytec Industries, Inc., The Dexter Corporation, H.B. Fuller Co. and Petrolite Corp. (collectively, the "Small Cap Chemical Comparables"). Such financial information included a price to earnings multiple, aggregate value to sales percentage, aggregate value to EBITDA multiple and aggregate value to earnings before interest and income taxes ("EBIT") multiple. Morgan Stanley noted that, based on a compilation of earnings projections by securities research analysts, the Specialty Chemical Comparables traded at an average of 14.8 times 1995 forecasted earnings and 12.9 times 1996 forecasted earnings and the Small Cap Chemical Comparables traded at an average of 14.3 times 1995 forecasted earnings and 12.3 times 1996 forecasted earnings. Morgan Stanley also noted that, based on the last twelve months as of June 30, 1995, the aggregate values for the Specialty Chemical Comparables and the Small Cap Chemical Comparables represented an average of (i) 177% of sales and 71% of sales, respectively, (ii) 8.8 times EBITDA and 5.9 times EBITDA, respectively, and (iii) 11.8 times EBIT and 9.2 times EBIT, respectively. Using the financial information and forecasts provided by management of INDSPEC, Morgan Stanley derived an implied public market trading range for INDSPEC based upon the application of the average of the financial multiples from the Specialty Chemical Comparables and Small Cap Chemical Comparables. This analysis indicated that the implied public market trading range for INDSPEC would have been $601 to $2,735 per fully diluted share.


     No company utilized in the comparable company analysis is identical to INDSPEC. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of INDSPEC and other factors that could affect the public trading value of the Specialty Chemical Comparables or Small Cap Chemical Comparables or the company to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

     Analysis of Selected Precedent Transactions. Using publicly available information, Morgan Stanley reviewed the ratio of aggregate value to (i) the latest twelve months sales, (ii) the latest twelve months EBITDA and (iii) the latest twelve months EBIT, in each case, for the following six completed transactions in the chemical industry: Witco Corporation's acquisition of OSi Specialties Holding Co.; Monsanto Company's acquisition of the Kelco division of Merck & Co.; Great Lakes Chemical Corporation's acquisition of certain businesses of Enichem Synthesis SpA; CHPII's acquisition of its interest in INDSPEC; English China Clays plc's acquisition of the specialty chemicals businesses of Calgon Corporation (a subsidiary of Merck & Co.); and an affiliate of Donaldson, Lufkin & Jenrette, Inc.'s acquisition of the organosilicon division of Union Carbide Corporation. Based on an analysis of these transactions, Morgan Stanley calculated (i) an average ratio of aggregate value to latest twelve months sales of 158%, (ii) an average ratio of aggregate value to latest twelve months EBITDA of 7.1x and (iii) an average ratio of aggregate value to latest twelve months EBIT of 10.8x. Such averages were applied to INDSPEC's corresponding financial statistics to result in implied fully diluted equity values per share of $770 to $2,888.


     None of the transactions utilized in the analysis of selected precedent transactions is identical to the Transactions contemplated by the Exchange Agreement. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning the differences in financial and operating characteristics of INDSPEC and other factors that could affect the acquisition value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not itself a meaningful method of using comparable transaction data.



     Occidental Common Stock Performance. Morgan Stanley's analysis of Occidental's Common Stock performance consisted of a historical analysis of: closing prices and trading volumes from October 1, 1990 to October 11, 1995; the six months forward percentage change in Occidental Common Stock prices from October 1, 1990 to April 14, 1995; and high and low prices in the twelve months ended October 9, 1995. From October 1, 1990 to October 11, 1995, the Occidental Common Stock traded in the range of $15.25 to $25.375 per share (based on its daily closing prices during such time). From the period October 1, 1990 to April 14, 1995, the six months forward percentage change in Occidental Common Stock prices ranged from 39.4% to (25.1)%. In the twelve months ended October 9, 1995, the Occidental Common Stock reached a high of $24.125 per share and a low of $18.25 per share (based on its daily closing prices during such time).


     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial or summary description. Morgan Stanley believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the entirety of the analyses, would create an incomplete view of the process underlying its opinion. In addition, Morgan Stanley may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting for any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of INDSPEC.

     In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of INDSPEC and Occidental. The analyses performed by Morgan Stanley are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Morgan Stanley's analysis of the fairness from a financial point of view of the Transaction Consideration to the INDSPEC Stockholders in the aggregate and were reviewed with the INDSPEC Board in connection with the delivery of Morgan Stanley's opinion dated November 10,

1995. The analyses do not purport to be appraisals or to reflect the prices at which INDSPEC might actually be sold. Because such estimates are inherently subject to uncertainty, none of INDSPEC, Occidental, Morgan Stanley or any other person assumes responsibility for their accuracy. In addition, as described above, Morgan Stanley's opinion and the information provided by it to the INDSPEC Board were two of many factors taken into consideration by the INDSPEC Board in making its determination to approve the Transactions. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the INDSPEC Board's or INDSPEC management's opinion with respect to the value of INDSPEC or of whether the INDSPEC Board or INDSPEC management would have been willing to agree to different Transaction Consideration.

     The consideration to be received by the stockholders of INDSPEC pursuant to the Transactions was determined through negotiations between INDSPEC and Occidental and was approved by the INDSPEC Board. Morgan Stanley provided advice to INDSPEC during the course of such negotiations, but did not make a recommendation with respect to the form of or the amount of the Transaction Consideration.

     As part of its investment banking business, Morgan Stanley is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuation for estate, corporate and other purposes. In the ordinary course of its business, Morgan Stanley and its affiliates may actively trade the debt securities of INDSPEC or the debt and equity securities of Occidental for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In the past, Morgan Stanley has provided financial advisory and investment banking services to INDSPEC and Occidental, for which services Morgan Stanley has received customary fees.

     Pursuant to the Morgan Stanley Engagement, Morgan Stanley is entitled to an advisory fee for its time and efforts expended in connection with the engagement, estimated to be between $150,000 and $250,000, which is payable in the event the transaction is not consummated, and a transaction fee of approximately $2.3 million, which is payable upon consummation of the Exchange Offers. The Morgan Stanley fee upon consummation of the Exchange Offers will be paid by Occidental. INDSPEC has also agreed to reimburse Morgan Stanley for its out-of-pocket travel and lodging expenses and to indemnify Morgan Stanley and its affiliates against certain liabilities and expenses, including liabilities under Federal securities laws.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTIONS

     In considering the recommendations of the Board of Directors of INDSPEC with respect to the Merger, Stockholders should be aware that certain members of INDSPEC's management and Board of Directors have certain interests in the Transactions that are in addition to the interests of Stockholders generally. The Board of Directors of INDSPEC was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

     RECEIPT OF DIFFERENT CLASSES OF STOCK; TREATMENT IN THE EXCHANGE
OFFERS. The stockholders of Roundtable include CHPII, certain persons associated with CHPII, including Messrs. Dunphy, Smith and Siegal, who are all directors of INDSPEC, and Mr. Frank M. Spinola, the President and a director of INDSPEC. In the Merger, Roundtable stockholders will receive shares of Class B Common Stock in exchange for their shares of Roundtable Common Stock. Stockholders that are not holders of Roundtable Common Stock will not be entitled to receive shares of Class B Common Stock in the Merger. See "The Merger -- Form of the Merger." Under the Restated Certificate, holders of shares of Class B Common Stock will have different rights than holders of Class A Common Stock. See "The Restated Certificate and Restated Bylaws." As a result of the receipt by stockholders of Roundtable of Class B Common Stock in the Merger, such stockholders will be entitled to exchange 100% of their 29,496 shares of Class B Common Stock in the Exchange Offers. In contrast, in the Merger, INDSPEC Stockholders other than Roundtable will receive Class A Common Stock in exchange for their shares of INDSPEC Common Stock and such Stockholders will be entitled to exchange not more than their pro rata share of up to 8,504 shares, or approximately 33%, determined on a fully diluted basis, of the shares of Class A Common Stock then expected to be outstanding or subject to issuance upon the exercise of options (excluding shares of Class A Common Stock that certain stockholders have agreed not to tender in the Exchange Offers). See "The Exchange Offers -- Terms of the Exchange Offers" and "The Exchange
Offers -- Proration."

     Each stockholder of Roundtable has agreed to tender in the Exchange Offers (and not withdraw) all Class B Common Stock held by such stockholder in exchange for Occidental Common Stock. As a result, CHPII and Messrs. Spinola, Dunphy, Smith and Siegal will receive $58,463,993, $4,260,480, $1,233,764, $1,122,814 and $68,789, respectively, in value of Occidental Common Stock (see "The Exchange Offers -- Terms of the Exchange Offers" for a description of the valuation of Occidental Common Stock in the Exchange Offers) in exchange for their holdings of Class B Common Stock. CHPII and Mr. Dunphy will hold no shares of INDSPEC following consummation of the Exchange Offers. Assuming that the Exchange Offer for the Class A Common Stock is fully subscribed and that they do not tender their Class A Common Stock, Messrs. Smith and Siegal will receive Occidental Common Stock in exchange for 91% and 55%, respectively, of their aggregate holdings of shares, or options to acquire shares, of INDSPEC, and will retain 50 and 25 shares or options to acquire shares, respectively, of Class A Common Stock. In connection with his participation in Roundtable, Mr. Spinola agreed that he would not tender any of his Class A Common Stock in the Exchange Offer for the Class A Common Stock. Accordingly, Mr. Spinola will receive Occidental Common Stock in exchange for 33% of his aggregate holdings of shares, or options to acquire shares, of INDSPEC and will retain 3,753 shares, or options to acquire shares, of INDSPEC.

     Upon consummation of the Merger, all shares of INDSPEC held by Messrs. Danner, Lee, Todd and Covelli will be converted into Class A Common Stock. Mr. Danner and Mr. Lee have agreed that they will tender (and not withdraw) all shares of Class A Common Stock held by them in the Exchange Offer for the Class A Common Stock. Assuming that the Exchange Offer for the Class A Common Stock is fully subscribed and assuming that Mr. Todd and Mr. Covelli also tender all shares of Class A Common Stock held by them, Messrs. Danner, Lee, Todd and Covelli will receive approximately $1,852,643, $1,416,942, $245,310 and $1,197,261, respectively, in value of Occidental Common Stock in the Exchange Offer for the Class A Common Stock and will retain approximately 1,695, 1,296, 224 and 1,095 shares, or vested Options to acquire shares, respectively, of Class A Common Stock following consummation of the Exchange Offers.

     EMPLOYMENT AGREEMENTS. Prior to the Merger, INDSPEC will terminate its present employment agreements (each, a "Current Employment Agreement") with Messrs. Spinola, Danner, Lee and Covelli and will enter into replacement employment agreements (each, a "Replacement Employment Agreement") with such executive officers. The termination of the Current Employment Agreements and the effectiveness of the Replacement Employment Agreements is conditioned on, and occurs upon, the Closing of the Exchange Offers. INDSPEC and Mr. Todd will enter into an amendment or supplement to Mr. Todd's current employment agreement, the effectiveness of which is conditioned on the Closing of the Exchange Offers. Messrs. Spinola and Danner are officers and directors of INDSPEC and Chemical. Mr. Lee is an officer of INDSPEC and Chemical, and Messrs. Covelli and Todd are officers of Chemical. See "Management of INDSPEC." INDSPEC currently anticipates that the Replacement Employment Agreements will be substantially similar to the Current Employment Agreements but will expire upon the earlier of December 31, 2000 or the Conversion Date, rather than December 2, 1996. The Current Employment Agreements are described under "Management of INDSPEC -- Employment and Other Agreements." Each Replacement Employment Agreement will also provide for a change in the way that severance benefits are calculated, which change may result in a severance payment that is greater or lesser than that provided for pursuant to the Current Employment Agreements depending upon the date on which employment is terminated. INDSPEC currently anticipates that the supplement to Mr. Todd's employment agreement will include provisions relating to (i) Mr. Todd's agreement to tender in the Exchange Offers all shares of Class A Common Stock that he is entitled to receive upon exercise of vested Options, (ii) if Mr. Todd so elects, payment to Mr. Todd in exchange for the cancellation of all related Options exercisable for shares of Class A Common Stock of an amount equal to $1,768.57 multiplied by the number of such shares not acquired by Occidental in the Exchange Offers, and (iii) in the event of Mr. Todd's retirement after December 31, 1996, if Mr. Todd so elects, the surrender by Mr. Todd before June 30, 1997, under certain circumstances of any remaining Options in consideration for the greater of $2,218.57 per share or the aggregate dollar value per share of Occidental Common Stock that would be received in a Put Offer if the date of surrender were the Put Offer exchange date, minus the aggregate exercise price. The foregoing amounts would be payable in cash or by delivery of a promissory note or shares of Occidental Common Stock. See "Management of INDSPEC -- Employment and Other Agreements."

     GRANT OF PROXY. Messrs. Spinola, Danner and Lee, the holders of 17% of the voting power of INDSPEC following the Merger, have granted an irrevocable proxy to John K. Castle to vote their INDSPEC shares.

     INDEMNIFICATION AND INSURANCE. Under the Exchange Agreement, all rights to indemnification and exculpation from liability for acts or omissions occurring prior to the Closing existing in favor of the present or former directors, officers or employees, as provided in the respective certificates of incorporation or bylaws of INDSPEC or its subsidiaries or pursuant to other agreements, will survive the Closing Date and continue in full force and effect for a period of at least six years from the Closing Date. Occidental has also agreed to cause INDSPEC to maintain, for a period of not less than six years after the Closing Date, directors' and officers' insurance and indemnification policies for INDSPEC. See "The Exchange Agreement -- Indemnification Insurance."

     ADVISORY FEE TO CASTLE HARLAN. On March 7, 1995, INDSPEC entered into an engagement letter with Castle Harlan, the investment manager to CHPII, pursuant to which Castle Harlan agreed to provide certain financial advice and assistance of an investment banking nature. In consideration for these services, INDSPEC agreed that Castle Harlan would be entitled to reimbursement for its expenses and, in the event that a sale or other business combination involving INDSPEC should occur, Castle Harlan would be entitled to receive a fee of $1,250,000. The agreement is terminable by INDSPEC at any time, but with a provision that the right to receive fees extends for 18 months thereafter if a transaction occurs with a party with which discussions were held during the period of the agreement. Castle Harlan will be entitled to payment of the $1,250,000 fee upon the closing of the Exchange Offers. This payment will be made by Occidental. INDSPEC and Castle Harlan intend to enter into an agreement providing for the satisfaction and release of the Castle Harlan engagement letter, effective as of the closing date of the Exchange Offers, except for continuation of the indemnification and contribution provisions of such engagement letter.

                   PROJECTED FINANCIAL INFORMATION OF INDSPEC


     In the course of discussions with Morgan Stanley and Occidental, INDSPEC provided Morgan Stanley and Occidental with certain projected financial data for the fiscal years ending March 31, 1996, 1997, 1998, 1999, and 2000. This data was not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections, and is included in this Proxy Statement/Prospectus only because it was provided to Morgan Stanley and Occidental. INDSPEC's independent auditors have not examined, compiled or applied any procedures with respect to this data and express no opinion or any kind of assurance thereon. None of INDSPEC, Occidental or Morgan Stanley, or any of their respective advisors, assumes any responsibility for the validity, reasonableness, accuracy or completeness of this projected financial data. While presented with numerical specificity, this projected financial data is based on a variety of assumptions relating to the business of INDSPEC (some of which are listed below) which, although considered appropriate by INDSPEC, may not be realized. Moreover, the data, and the assumptions upon which it is based, are subject to significant uncertainties and contingencies, many of which are beyond the control of INDSPEC. Consequently, this projected data and the underlying assumptions are necessarily speculative in nature and inherently imprecise, and there can be no assurance that projected financial results will be realized. It is expected that there will be differences between actual and projected results and actual results may vary materially from those shown. Neither INDSPEC nor Occidental intends to update or otherwise revise this projected data. The inclusion of the projections herein should not be regarded as an indication that INDSPEC, Occidental or Morgan Stanley considers it an accurate prediction of future results. INDSPEC stockholders are cautioned not to place undue reliance on the projections, which should be read together with the other information relating to the business, assets and financial condition of INDSPEC, and the consolidated financial statements of INDSPEC, included herein. See "Business of INDSPEC," "Selected Historical Financial Information of INDSPEC," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Index to Financial Statements." Set forth below is a summary of the projected financial data prepared by INDSPEC in April 1995 and subsequently provided to Morgan Stanley and Occidental.



                                                          FOR THE YEAR ENDING MARCH 31,
                                                    ------------------------------------------
                                                     1996     1997     1998     1999     2000
                                                    ------   ------   ------   ------   ------
                                                                  (IN MILLIONS)
    INCOME STATEMENT DATA:
    Net sales.....................................  $129.4   $137.9   $148.6   $175.7   $192.1
    Operating expenses (excluding depreciation and
      amortization)...............................    84.5     87.9     93.1    111.4    120.4
    Depreciation and amortization.................    15.2     15.8     16.5     21.1     21.7
    Operating profit..............................    29.7     34.2     39.0     43.2     50.0
    Interest expense and debt amortization
      costs.......................................    18.2     17.3     17.2     14.5     15.4
    Income taxes..................................     4.8      7.0      8.2     11.6     15.9
    Net income (before extraordinary items).......     6.7      9.9     13.6     17.1     18.7


                                                                 AS OF MARCH 31,
                                                    ------------------------------------------
                                                     1996     1997     1998     1999     2000
                                                    ------   ------   ------   ------   ------
                                                                  (IN MILLIONS)
    BALANCE SHEET DATA:
    Accounts receivable...........................  $ 18.0   $ 19.2   $ 20.7   $ 24.4   $ 26.7
    Inventory.....................................    16.4     17.5     18.8     22.3     24.3
    Net fixed assets..............................    99.9    126.5    130.0    121.1    111.5
    Long-term debt (including current portion)....   158.7    165.2    150.6    127.1    127.1


          INDSPEC prepared the projected financial data in April 1995 based on the following assumptions:


          1. Global assumptions. The projections assume that no significant technological, environmental, or regulatory developments occur, of either a favorable or unfavorable nature, that would affect INDSPEC's chemical operations, although it is assumed that INDSPEC is successful in developing hydroperoxidation technology for the production of resorcinol at a plant (the "New Plant") to be constructed in the future. The projections assume that no new competitive resorcinol plants (other than the New Plant) are completed during the projection period. The projections also assume no significant interruption of the operation of the Petrolia plant, or of its significant suppliers or customers. It is assumed that worldwide economic growth is 2.5% per year and inflation is 4% per year and that the value of the U.S. Dollar remains stable with respect to other currencies throughout the projection period. The projections do not take into account any of the potential effects of the Transactions contemplated by the Exchange Agreement, including the Merger and the Exchange Offers.



          2. Net sales. It is assumed that INDSPEC will increase capacity at its Petrolia plant from a proven capacity of 47 million pounds per year to 50 million pounds per year in fiscal 1996. The projections assume that the New Plant is completed in fiscal 1999, and net sales for that year include $23 million of additional revenue attributable to the New Plant. However, completion of the New Plant is dependent on a number of factors that are beyond the control of INDSPEC, as well as the successful development of INDSPEC's new hydroperoxidation technology. As of March 1996, INDSPEC expects that the New Plant will be completed in fiscal 2000.


          3. Operating expenses. Production costs, not including raw material costs, are assumed to increase by 8% per year at the Petrolia plant until the New Plant is completed and then are assumed to remain constant as production is shifted to the New Plant. Raw material costs are assumed to increase 26% in 1996 due to a 65% increase in caustic soda prices and then to decline 8% in 1997 as caustic soda prices are projected to decline 17% and then remain constant for the balance of the projection period. Selling, research, general and administrative costs are assumed to increase 4% per year throughout the projection period plus an additional $1 million per year of overhead is added for each of 1999 and 2000 due to the addition of the New Plant. Operating expenses include, among other items, forecasts of profit sharing expense and bonuses to officers of $4.7 million, $5.3 million, $5.7 million, $6.3 million and $6.8 million respectively for each of the five years ending March 31, 2000; management fees to Castle Harlan of $1 million for each of the five years ending March 31, 2000; and research and development expenses incurred in connection with the New Plant of $1 million for the year ending March 31, 1996.


          4. Depreciation and amortization. The depreciation rate on new capital assets is assumed to be 10 years utilizing the straight line method of depreciation.



          5. Interest expense and debt amortization costs. INDSPEC has the option of borrowing under the Senior Credit Facility at LIBOR plus approximately 2.5% or at the prime rate plus approximately 1.5%. To date, substantially all of the borrowing has occurred under the LIBOR-based option. The projections assume that all the borrowing will occur under the LIBOR option at an effective rate of 8.5% to 8.75%. It is assumed that $127.1 million face amount of the senior subordinated notes are outstanding for the entire projection period.



          6. Income taxes. Statutory income tax rates are assumed to remain at the rates in effect in March 1995 throughout the projection period (34% Federal, 10% in Pennsylvania).



          7. Capital spending. INDSPEC is projected to spend approximately $6 million per year in capital expenditures for maintenance and improvements. The New Plant is assumed to require additional capital expenditures of $2 million in fiscal 1996, $30 million in fiscal 1997, and $8 million in fiscal 1998.

                              THE SPECIAL MEETING

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

     At the Special Meeting, Stockholders will be asked to consider and vote upon (i) a proposal to approve and adopt the Merger Agreement, which provides for the Merger of Roundtable with and into INDSPEC, with INDSPEC being the surviving corporation and (ii) such other matters as may properly come before the Special Meeting. For more information concerning the Merger and the Merger Agreement, see "The Merger" and "The Merger Agreement." A copy of the Merger Agreement is attached to this Proxy Statement/Prospectus as Annex II.

RECORD DATE


     The Board of Directors of INDSPEC has fixed the close of business on March 6, 1996 (the "Record Date") as the date for determining Stockholders entitled to notice of and to vote at the Special Meeting and any postponements or adjournments thereof. On the Record Date, 46,738 shares of INDSPEC Common Stock were outstanding which were held of record by approximately 108 persons.


VOTING RIGHTS AND VOTE REQUIRED

     Each share of INDSPEC Common Stock is entitled to one vote on any matter that comes before the Special Meeting. INDSPEC's ESOP provides that participants in the ESOP are entitled to direct the ESOP trustee to vote the shares of Common Stock allocated to their accounts with respect to the Merger Agreement.

     The presence in person or by proxy of the holders of a majority of the shares of INDSPEC Common Stock outstanding on the Record Date will constitute a quorum for the Special Meeting. Abstentions will be considered for purposes of establishing a quorum.

     Under the DGCL, the Merger Agreement must be approved by the holders of a majority of the outstanding shares of INDSPEC Common Stock entitled to vote at the Special Meeting. Abstentions will not be voted for or against the approval and adoption of the Merger Agreement, but will have the effect of a negative vote because the affirmative vote of holders of a majority of the shares of INDSPEC Common Stock entitled to vote is required to approve such proposal. However, it is a condition to Occidental's commencement of the Exchange Offers that either (i) holders of at least 90% of the outstanding shares of INDSPEC Common Stock vote in favor of, or consent to, the Merger or (ii) holders of less than 10% of the outstanding shares of INDSPEC Common Stock remain eligible for appraisal rights under the DGCL. See "The Exchange Offers -- Conditions to the Commencement of the Exchange Offers."

SECURITY OWNERSHIP OF MANAGEMENT AND AFFILIATES


     Directors and executive officers of INDSPEC and affiliates of such persons had sole or shared voting power with respect to 33,263 shares of INDSPEC Common Stock, representing 71% of the INDSPEC Common Stock outstanding as of March 6, 1996. See "Principal INDSPEC Stockholders."


VOTING AGREEMENT

     Pursuant to the Voting Agreement, Roundtable and certain other INDSPEC Stockholders owning, in the aggregate, 31,952 shares of INDSPEC Common Stock or 68% of the INDSPEC Common Stock outstanding on the Record Date, have agreed to vote their shares of INDSPEC Common Stock in favor of adoption and approval of the Merger Agreement. The vote of Roundtable and such other Stockholders in accordance with the Voting Agreement would be sufficient to approve the Merger Agreement without any action on the part of any other holder of INDSPEC Common Stock. See "The Voting Agreement."

APPRAISAL RIGHTS

     Any Stockholder who does not vote in favor of, or who abstains from voting on, the Merger Agreement and who complies with the provisions of Section 262 of the DGCL has the right to be paid in cash the "fair value" of his shares of INDSPEC Common Stock. A copy of Section 262 is attached as Annex VII to this Proxy Statement/Prospectus. A Stockholder contemplating the exercise of the appraisal rights provided by Section 262 should carefully review that Section, including without limitation the procedural steps required to perfect those rights. A summary description of these rights is provided under "Dissenting Stockholders' Rights of Appraisal" below. A Stockholder who fails to comply strictly with the requirements under Section 262 will lose his or her appraisal rights and will be entitled to the Merger Consideration for the shares of INDSPEC Common Stock held by such Stockholder. Any Stockholder who has demanded appraisal rights in connection with the Merger will not be able to participate in the Exchange Offers unless such appraisal rights have lapsed or have been withdrawn prior to the expiration date of the Exchange Offers.

     It is a condition to Occidental's commencement of the Exchange Offers that either (i) holders of at least 90% of the outstanding shares of INDSPEC Common Stock vote in favor of, or consent to, the Merger or (ii) holders of less than 10% of the outstanding shares of INDSPEC Common Stock remain eligible for appraisal rights under the DGCL. See "The Exchange Offers -- Conditions to the Commencement of the Exchange Offers."

PROXIES

     In order for a Stockholder to have his shares of INDSPEC Common Stock voted by proxy, such Stockholder should sign and return the enclosed proxy card so that it is received prior to the closing of the polls at the Special Meeting.

     Any Stockholder who executes a proxy retains the right to revoke it at any time by giving written notice of revocation to the Secretary of INDSPEC at 411 Seventh Avenue, Suite 300, Pittsburgh, Pennsylvania 15219 so that it is received no later than the closing of the polls at the Special Meeting, or by attending the Special Meeting in person and voting thereat or by executing a later dated proxy delivered prior to the closing of the polls at the Special Meeting. Unless so revoked, the shares represented by the proxies solicited by the Board of Directors of INDSPEC will be voted in accordance with the directions given therein by the Stockholder. Any proxy not specifying to the contrary will be voted FOR the approval and adoption of the Merger Agreement. So far as the INDSPEC Board of Directors is aware, such proposal is the only matter to be acted upon at the Special Meeting. As to any other matter which may properly come before the Special Meeting or any postponements or adjournments thereof, the persons designated as proxies in the accompanying proxy card will vote thereon in accordance with their best judgment.

EXPENSES OF SOLICITATION

     The expenses of soliciting proxies will be paid by INDSPEC. However, printing and mailing fees associated with the Registration Statement and this Proxy Statement/Prospectus and fees incurred in connection with preparation of the audited consolidated financial statements of INDSPEC and its subsidiaries for the 12-month period ended September 30, 1995 will be shared equally by Occidental and INDSPEC. In addition to the use of the mails, proxies may be solicited personally or by telephone, facsimile or telegraph, by directors, officers and regular employees of INDSPEC who will not receive additional compensation therefor.

     STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                                   THE MERGER

     The discussion in this Proxy Statement/Prospectus of the Merger and the description of the Merger's principal terms are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Annex II and which is incorporated herein by reference.

EFFECTIVE TIME

     The Merger will become effective on the date and at the time (the "Effective Time") when the Certificate of Merger is filed with the Secretary of State of the State of Delaware. The Certificate of Merger will be executed and so filed as promptly as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement.

FORM OF THE MERGER

     At the Effective Time of the Merger, Roundtable will be merged with and into INDSPEC, with INDSPEC as the surviving corporation. As a result of the Merger, the separate corporate existence of Roundtable will cease, and INDSPEC will succeed to all the rights and be responsible for all the obligations of Roundtable in accordance with the DGCL. Subject to the terms and conditions of the Merger Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of any stockholder of INDSPEC or Roundtable:

     - each outstanding share of INDSPEC Common Stock (other than shares held by Roundtable or Stockholders who have perfected appraisal rights under the
       DGCL) will be converted into one share of INDSPEC's new Class A Common Stock;

     - each outstanding share of Roundtable Common Stock will be converted into the right to receive one share of INDSPEC's new Class B Common Stock;

     - each share of INDSPEC Common Stock held in the treasury of INDSPEC will be converted into one share of Class A Common Stock;

     - each outstanding share of INDSPEC Common Stock held by Roundtable will be cancelled and retired; and

     - INDSPEC's certificate of incorporation and bylaws will be amended and restated as set forth in Annex III and Annex IV, respectively. See "The Restated Certificate and Restated Bylaws."

MANAGEMENT OF INDSPEC AFTER THE MERGER

     The officers and directors of INDSPEC immediately prior to the Merger will be the officers and directors of INDSPEC immediately after the Merger except that Mr. Smith will resign as a director. However, the Restated Certificate which will be effective after the Merger will provide for, among other things, two classes of directors. The Class A Directors will be elected by the holders of the Class A Common Stock and the Class B Directors will be elected by the holders of the Class B Common Stock. Upon consummation of the Merger, the Class A Directors will be Messrs. Spinola, Danner and Scorsone, and the Class B Directors will be Messrs. Castle, Siegal and Dunphy. In addition, the Restated Certificate and the Restated Bylaws will not permit the officers of INDSPEC to take certain specified actions without the approval of the Board of Directors, and all matters submitted to the Board for its approval will require the vote of the greater of (i) five directors or (ii) a majority of the directors then in office. See "The Restated Certificate and Restated Bylaws." Upon consummation of the Exchange Offers, Occidental will be entitled to elect all three of the Class B Directors. See "The Exchange Offers -- Management of INDSPEC After the Exchange Offers."

TREATMENT OF OUTSTANDING OPTIONS AND WARRANT

     There are currently outstanding options to purchase 5,970 shares of INDSPEC Common Stock for $100 per share issued pursuant to INDSPEC's 1989 Incentive Stock Option Plan and options to purchase 5,833 shares of INDSPEC Common Stock for $450 per share issued pursuant to INDSPEC's 1993 Incentive Stock Option Plan (collectively, the "Options"). In accordance with their terms, as a result of the Merger, the Options will become options to purchase an equal number of shares of Class A Common Stock at the same exercise price.

     There is also currently an outstanding warrant to purchase 506 shares of Common Stock for $100 per share (the "Warrant"). Subsequent to the Merger, the Warrant will represent the right to purchase 506 shares of Class A Common Stock for $100 per share.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

     The obligation of each of INDSPEC and Roundtable to consummate the Merger is subject to the satisfaction or waiver, at or prior to the Effective Time, of certain conditions, including the following: (i) the accuracy, as of the date of the Merger Agreement and as of the Effective Time, of the representations and warranties of the other party set forth in the Merger Agreement; (ii) the other party's compliance with all agreements and satisfaction of all conditions set forth in the Merger Agreement to be performed or satisfied by it at or prior to the Effective Time; (iii) the accuracy, as of the Effective Date, of the representations and warranties of Occidental set forth in the Exchange Agreement; (iv) Occidental's compliance with all agreements and satisfaction of all conditions set forth in the Exchange Agreement to be performed or satisfied by it at or prior to the Effective Date; (v) the payment of certain fees to Castle Harlan; (vi) INDSPEC's receipt of certain legal opinions from the Associate General Counsel of Occidental; (vii) the absence of restrictions under Federal or state securities laws on the transferability of the shares of Occidental Common Stock issued pursuant to the Exchange Offers; (viii) the approval for listing on the New York Stock Exchange, subject to notice of issuance, of the shares of Occidental Common Stock to be issued in the Transactions; (ix) the completion of all filings required to be made with, and the receipt of all consents, approvals, permits and authorizations required to be obtained from, government authorities; (x) the effectiveness under the Securities Act of the registration statements relating to the Occidental Common Stock to be issued in the Transactions; the registration of the Occidental Common Stock covered by such registration statements under applicable state securities laws; the absence of any order suspending the effectiveness of such registration statements or any post-effective amendments thereto; and the absence of any pending or threatened proceeding for the issuance of such an order by the Commission or any securities authority in any jurisdiction; (xi) the termination or expiration of the waiting period (and any extension thereof) applicable to the consummation of the Exchange Offers under the HSR Act; (xii) the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any governmental authority preventing the Merger or the commencement or consummation of the Exchange Offers, and the absence of any pending or threatened material litigation that challenges the validity, legality or enforceability of the Exchange Agreement, the Merger Agreement, the Voting Agreement or the Enabling Agreement or the transactions contemplated thereby; (xiii) the execution and delivery by certain INDSPEC employees of an employment agreement or amendment to such employee's existing employment agreement; and (xiv) the amendment of INDSPEC's Senior Credit Facility or waiver of certain provisions thereof so that the Transactions do not constitute a default thereunder.

REGULATORY APPROVALS

     The Exchange Offers will be subject to certain regulatory approvals, including the termination or expiration of the waiting period under the HSR Act, and the obtaining of such approvals is a condition to the Merger. Occidental and INDSPEC do not believe that any material Federal or state regulatory approvals will be required in connection with the Merger. See "The Exchange
Offers -- Regulatory Approvals" and "The Merger -- Conditions to the Consummation of the Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain Federal income tax consequences of the Merger to holders of INDSPEC Common Stock, holders of Roundtable Common Stock, INDSPEC and Roundtable and is based on the Federal income tax law now in effect, which is subject to change, possibly retroactively. This summary does not discuss all aspects of Federal income taxation which may be important to particular holders of INDSPEC Common Stock, Roundtable Common Stock or the Warrant, in light of their individual investment circumstances, including certain types of holders subject to special tax rules (e.g., financial institutions, broker-dealers, insurance companies, tax-exempt organizations and foreign taxpayers). In addition, this summary does not address state, local or foreign tax consequences. Each holder of INDSPEC Common Stock, Roundtable Common Stock or the Warrant is urged to consult his or her tax advisor regarding the specific Federal, state, local, and foreign income and other tax consequences of the Merger.

     The Merger will qualify as a reorganization and, accordingly, no gain or loss will be recognized by INDSPEC, Roundtable or their stockholders incident to the reorganization. INDSPEC will retain its tax basis in its assets and other tax attributes.

     The tax basis in Class A Common Stock and Class B Common Stock received by INDSPEC and Roundtable stockholders, respectively, will be the same as the tax basis in the INDSPEC Common Stock held prior to the Transactions. The holding period for Class A Common Stock or Class B Common Stock will include the holding period for the INDSPEC Common Stock held prior to the Transactions.

     The status of the Options as "incentive stock options" will be unchanged by the Merger.

ACCOUNTING TREATMENT

     INDSPEC intends to account for the Merger with Roundtable as a recapitalization and, therefore, the basis of the assets and liabilities of INDSPEC will not change as a result of the Merger.

                  THE RESTATED CERTIFICATE AND RESTATED BYLAWS

     The rights of INDSPEC Stockholders after the Merger will be different from their rights prior to the Merger as a result of the amendment of INDSPEC's certificate of incorporation and bylaws and as a result of particular aspects of the DGCL that apply to corporations with more than one class of stockholders. The following is a summary of certain provisions of the Restated Certificate and the Restated Bylaws of INDSPEC which will be effective following the Merger. The following summary does not purport to be complete and is qualified in its entirety by reference to the Restated Certificate and the Restated Bylaws, copies of which are attached hereto as Annex III and Annex IV, respectively.

CAPITAL STOCK

     Pursuant to the Restated Certificate, the authorized capital stock of INDSPEC will consist of 75,000 shares of Class A Common Stock, par value $.01 per share, 75,000 shares of Class B Common Stock, par value $.01 per share, and 20,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock").

PREFERRED STOCK

     The Restated Certificate expressly authorizes the Board of Directors to provide for the issuance of all or any shares of the Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series and as may be permitted by the DGCL.

CLASS A COMMON STOCK AND CLASS B COMMON STOCK

     INDSPEC currently has only one class of common stock and each holder of INDSPEC Common Stock is entitled to one vote per share on each matter upon which stockholders have the right to vote. The Restated Certificate provides for two classes of common stock -- Class A Common Stock and Class B Common Stock. Except as otherwise provided in the Restated Certificate, each share of Class A Common Stock and Class B Common Stock will be identical in all respects and will have equal powers, preferences, rights and privileges. Holders of Class A Common Stock and Class B Common Stock will vote together as a single class on every matter submitted to a vote of the stockholders of INDSPEC, except as to those matters on which separate class voting is required by applicable law or by the Restated Certificate. Prior to the Conversion Date (as defined below), every holder of Class A Common Stock will be entitled to 4.8 votes for each share of Class A Common Stock standing in such holder's name in the transfer books of INDSPEC, and every holder of Class B Common Stock will be entitled to one vote for each share of Class B Common Stock standing in such holder's name in the transfer books of INDSPEC. From and after the Conversion Date, every holder of Class A Common Stock and Class B Common Stock will be entitled to one vote for each share standing in such holder's name in the transfer books of INDSPEC. Prior to the Conversion Date, holders of Class A Common Stock will vote as a separate class for the election of Class A Directors, and holders of Class B Common Stock will vote as a separate class for the election of Class B Directors. See "The Restated Certificate and Restated Bylaws -- Board of Directors."

     The "Conversion Date" is the earliest to occur of (i) the fifth anniversary of the first date on which Occidental acquires 67% or more of the total number of shares of INDSPEC Class A Common Stock and Class B Common Stock outstanding, determined on a fully diluted basis, (ii) the consummation of the Put Offer or the redemption of Class A Common Stock in accordance with the Restated Certificate, (iii) the first day after the Closing Date on which Occidental owns no shares of Class B Common Stock and (iv) the termination of the Exchange Agreement prior to the closing of the Exchange Offers, unless the holders of a majority of the Class B Common Stock otherwise agree in writing.

     Pursuant to the Restated Certificate, INDSPEC may not effect a stock split (whether by dividend or otherwise), reverse stock split, reclassification or other similar event with respect to the Class A Common Stock or the Class B Common Stock unless it effects at the same time an identical stock split, reverse stock split, reclassification or other similar event with respect to both the Class A Common Stock and the Class B Common Stock.

     Subject to the rights of holders of any series of Preferred Stock, dividends will be paid on the Class A Common Stock and Class B Common Stock when, as and if declared by the Board of Directors and may be payable in cash, property or securities of INDSPEC; provided, that (i) the holders of Class A Common Stock and Class B Common Stock will be entitled to share equally, share for share, in such dividends; and (ii) if dividends or distributions are declared that are payable in shares of, or in subscription or other rights to acquire shares of, Class A Common Stock or Class B Common Stock, dividends or distributions will be declared that are payable at the same rate per share on Class A Common Stock and Class B Common Stock, and the dividends or distributions payable in shares of, or in subscription or other rights to acquire shares of, any particular class of INDSPEC common stock will be made available to each holder of Class A Common Stock and Class B Common Stock.

CONVERSION OF CLASS A COMMON STOCK ACQUIRED BY OCCIDENTAL

     Prior to the Conversion Date, each share of Class A Common Stock acquired by Occidental will, without any action on the part of Occidental, be automatically converted into one share of Class B Common Stock. Prior to the Conversion Date, INDSPEC is required to reserve and keep available out of the authorized and unissued shares of Class B Common Stock, solely for the purpose of effecting the conversion of the outstanding Class A Common Stock, such number of shares of Class B Common Stock as shall from time to time be sufficient to effect a conversion of all shares of Class A Common Stock, and INDSPEC may not take any action that would cause the total number of shares of Class B Common Stock then outstanding or issuable upon the conversion of the shares of Class A Common Stock then outstanding or reserved for issuance for any other purpose to exceed the total number of shares of Class B Common Stock authorized.

REDEMPTION OF CLASS A COMMON STOCK

     The INDSPEC Common Stock is not currently subject to redemption. Pursuant to the Restated Certificate, at any time on or after the fifth anniversary of the Closing Date and on or before the seventh anniversary of the Closing Date, upon receipt of a written notice from Occidental requesting the redemption of Class A Common Stock, all shares of Class A Common Stock then outstanding will be redeemed (the "Notice Redemption") for that number of shares of Occidental Common Stock equal to (i) the number of shares of Class A Common Stock so redeemed, multiplied by (ii) the Notice Redemption Ratio (as defined below). The Notice Redemption will occur on the date specified by Occidental in its notice but must be the last business day of a fiscal month and a date not less than 45 days after the date of Occidental's notice.

     In addition, if (i) Occidental acquires 67% or more of the total number of shares of Class A Common Stock and Class B Common Stock then outstanding (determined on a fully diluted basis but excluding any shares acquired pursuant to the Put Offer), or (ii) a number of shares of Class A Common Stock have been tendered pursuant to the Put Offer such that, upon the acquisition of such shares, Occidental would own 67% or more of the total number of shares of Class A Common Stock and Class B Common Stock then outstanding (determined on a fully diluted basis), then at any time during the 90-day period beginning on the first business day after such acquisition (or, in the case of clause (ii), the tender of such shares), upon receipt by INDSPEC from Occidental of a written notice to such effect, INDSPEC is required to redeem (the "Threshold Redemption") all of the shares of Class A Common Stock then outstanding for that number of shares of Occidental Common Stock equal to (A) the number of shares of Class A Common Stock so redeemed, multiplied by (B) the Threshold Redemption Ratio (as defined below).

     In the event of a Notice Redemption or Threshold Redemption, INDSPEC will mail each record holder of shares of Class A Common Stock, not less than thirty
(30) days nor more than sixty (60) days prior to the redemption date, a notice which will include or be accompanied by all information required by law and will specify the method of calculating the Notice Redemption Ratio or the Threshold Redemption Ratio, as the case may be, the redemption date, and the place or places at which the shares of Class A Common Stock will be redeemed.

     No fractional shares or scrip representing fractional shares of Occidental Common Stock will be issued upon redemption of shares of Class A Common Stock. The number of full shares of Occidental Common Stock issuable upon redemption of shares of Class A Common Stock will be computed on the basis of the aggregate number of shares of Class A Common Stock surrendered by each record holder thereof. In lieu of any fractional shares of Occidental Common Stock that would otherwise be issuable upon redemption of any shares of Class A Common Stock, the holder thereof will be entitled to a cash payment with respect to such fractional share.

     INDSPEC will not be required to pay any tax that may be payable in respect of any issuance or delivery of shares of Occidental Common Stock issuable upon redemption of Class A Common Stock, and no such issuance or delivery will be made unless and until the holder of shares of Class A Common Stock being redeemed has paid the amount of any such tax or has established, to the satisfaction of INDSPEC, that such tax has been paid.

     The "Notice Redemption Ratio" is equal to (i) (a) an amount equal to (x) the EBITDA Multiple (as defined below) multiplied by 95% of the LTM Operating EBITDA (as defined below), minus (y) Net Debt (as defined below) plus Other Liabilities (as defined below), in each case calculated as of the last day of the fiscal month immediately preceding the fiscal month in which the redemption date occurs, divided by (b) the aggregate number of shares of Class A Common Stock and Class B Common Stock outstanding on the redemption date, determined on a fully diluted basis, divided by (ii) the average of the closing prices of Occidental Common Stock on the New York Stock Exchange on the 20 consecutive trading days immediately preceding the fifth trading day next preceding the redemption date (subject to adjustment for certain events, including a dividend on, or subdivision, reclassification, combination or other recapitalization affecting, the Occidental Common Stock).

     The "Threshold Redemption Ratio" is equal to (i) (a) (x) an amount equal to
(1) the EBITDA Multiple multiplied by the LTM Operating EBITDA, minus (2) Net Debt plus Other Liabilities, in each case calculated as of the last day of the fiscal month immediately preceding the fiscal month in which the redemption date occurs, divided by (y) the aggregate number of shares of Class A Common Stock and Class B Common Stock outstanding on the redemption date, determined on a fully diluted basis, or (b) if (x) the Threshold Redemption is being made as a result of Occidental's acquisition of 67% or more of the total number of shares of Class A Common Stock and Class B Common Stock then outstanding and (y) the highest purchase price per share of Class A Common Stock paid by Occidental in acquiring any shares of Class A Common Stock during the 12 months immediately preceding the redemption date (excluding any shares acquired on or prior to the Closing Date) is greater than the amount of clause (a) above, such purchase price, divided by (ii) the average of the closing prices of Occidental Common Stock on the New York Stock Exchange on the 20 consecutive trading days immediately preceding the fifth trading day next preceding the redemption date (subject to adjustment for certain events, including a dividend on, or subdivision, reclassification, combination or other recapitalization affecting, the Occidental Common Stock).

     For purposes of determining the Notice Redemption Ratio, the Threshold Redemption Ratio and certain other matters arising under the Enabling Agreement discussed below, the following terms have the meanings set forth below:

     "Corporation Accounting Practices" means the principles, methods and practices used by INDSPEC and its consolidated subsidiaries in the preparation of financial statements of INDSPEC and its consolidated subsidiaries as of, and for the twelve months ended, September 30, 1995.

     "Debt" as of any date means the sum (without duplication) of (i) long-term debt (including the current portion of long-term debt) of INDSPEC and its consolidated subsidiaries on such date, (ii) capitalized lease obligations of INDSPEC and its consolidated subsidiaries on such date, (iii) reimbursement obligations of INDSPEC and its consolidated subsidiaries on such date with respect to drawings under letters of credit and (iv) all liabilities of others of the kind described in clauses (i), (ii) and (iii), above, that INDSPEC or any of its consolidated subsidiaries has guaranteed or otherwise expressly assumed, in the case of clause (i), (ii) or (iii), above, as determined in accordance with GAAP and the Corporation Accounting Practices applied on a consistent basis, and in the case of clause (iv), above, in an amount equal to the maximum liability thereunder upon the occurrence of the contingency giving rise to the obligation thereunder.


     "EBITDA Multiple" means 6.26.


     "GAAP" means generally accepted accounting principles, as in effect in the United States on September 30, 1995.

     "LTM Operating EBITDA" means, as of any date, the operating profit of INDSPEC and its consolidated subsidiaries, for the last twelve fiscal months ending on or prior to such date (the "measurement period"), plus, to the extent deducted in calculating such operating profit (or minus, to the extent added in calculating such operating profit), (i) depreciation and amortization expense,
(ii) profit sharing expense and bonuses to officers, (iii) research and development expenses (and other expenses not in excess of $1,000,000 in the aggregate for the measurement period) incurred in connection with the New Plant; provided, that the amounts referred to in this clause (iii) will be added back to operating profit only with respect to expenses incurred prior to the New Plant Start-up Date, (iv) management fees to Castle Harlan attributable to the Castle Harlan Management Agreement (as defined in the Exchange Agreement), all determined in accordance with GAAP and Corporation Accounting Practices applied on a consistent basis; provided, however, that to the extent that there is a change in Corporation Accounting Practices during the measurement period in order to conform Corporation Accounting Practices to GAAP, then that amount of revenue or expense arising as a result of such change in Corporation Accounting Practices shall be added or subtracted, as the case may be, to LTM Operating EBITDA, but only to the extent that such revenue or expense is attributable to the measurement period.

     "Net Debt" means, as of any date, (i) the sum (without duplication) of all Debt of INDSPEC and its consolidated subsidiaries as of such date, plus all accrued but unpaid interest thereon as of such date, plus the Working Capital Adjustment, if any, as of such date, less (ii) the sum of (a) cash and cash equivalents of INDSPEC and its consolidated subsidiaries as of such date, plus
(b) the aggregate amount of all payments to be received by INDSPEC upon the exercise of any unexercised options (whether vested or unvested) as of such date, plus (c) the amount of New Plant Capital Expenditures as of such date, all determined in accordance with GAAP and Corporation Accounting Practices applied on a consistent basis.

     "New Plant" means INDSPEC's proposed new resorcinol production facility.

     "New Plant Capital Expenditures" means the aggregate expenditures with respect to the New Plant (including construction period interest) that are capitalized on INDSPEC's financial statements prepared for, or as of the last day of, the fiscal month in which the New Plant Start-up Date occurs, but only to the extent such expenditures are required or permitted to be so capitalized by or in accordance with GAAP and Corporation Accounting Practices applied on a consistent basis; provided, however, that for purposes of determining the Notice Redemption Ratio, the Threshold Redemption Ratio and the Put Offer Ratio, and for no other purpose, the amount of New Plant Capital Expenditures shall be subject to adjustment as follows: (i) as of the last day of the first full fiscal month following the fiscal month in which the New Plant Start-up

Date occurs, the amount of New Plant Capital Expenditures shall be reduced by an amount equal to one-twelfth of the amount thereof as of the last day of the fiscal month in which the New Plant Start-up Date occurs, and (ii) for each of the eleven fiscal months thereafter, the amount of New Plant Capital Expenditures shall be reduced by an additional one-twelfth of the amount thereof as of the last day of the fiscal month in which the New Plant Start-up Date occurs.

     "New Plant Start-up Date" means the first to occur of (i) the date following the first 30 consecutive days of production at the New Plant during which period such facility produces not less than 90% of its nameplate capacity or (ii) the date 120 days after the date on which the New Plant produces one pound of commercial grade resorcinol.

     "Other Liabilities" means, as of any date, the sum (without duplication) of all liabilities (other than current liabilities, Debt and net deferred income taxes) of INDSPEC and its consolidated subsidiaries as of such date (including, without limitation, all environmental and other reserves and pension and post retirement obligations), in each case, that are required to be recorded as of such date in accordance with GAAP and Corporation Accounting Practices applied on a consistent basis.

     "Working Capital" means, as of any date, (i) current assets (excluding cash and cash equivalents) of INDSPEC and its consolidated subsidiaries, as of such date, less (ii) current liabilities (excluding the current portion of long-term debt and accrued but unpaid interest thereon) of INDSPEC and its consolidated subsidiaries, as of such date, all determined in accordance with GAAP and the Corporation Accounting Principles applied on a consistent basis.

     "Working Capital Adjustment" means, with respect to any determination of the amount of Net Debt, the amount equal to (i) (a) the sum of the amounts of Working Capital as of the last day of each of the four fiscal quarters preceding the date of such determination of the amount of Net Debt, divided by (b) four, minus (ii) the amount of Working Capital as of such date of determination of the amount of Net Debt; provided, however, that if the amount of such difference is less than 10% of the amount in the foregoing clause (i), the Working Capital Adjustment shall be equal to zero.

BOARD OF DIRECTORS

     Currently, INDSPEC Stockholders, voting as one class, elect the entire Board of Directors, and may remove any director upon a vote of a majority of the holders of INDSPEC Common Stock. INDSPEC's Board of Directors is currently comprised of seven members. At all meetings, a majority of the entire Board of Directors constitutes a quorum for the transaction of business, and the Board of Directors acts by vote of a majority of the directors present at any meeting at which a quorum is present.

     The Restated Certificate provides that, prior to the Conversion Date and subject to any rights to elect additional directors that may be granted to the holders of any series of Preferred Stock, one-half of the Board of Directors will be elected by the holders of the Class A Common Stock, voting as a separate class, and one-half of the Board of Directors will be elected by the holders of the Class B Common Stock, voting as a separate class. Except as otherwise provided in the Restated Certificate, prior to the Conversion Date, all actions to be taken by the Board of Directors will require the affirmative vote of the greater of (i) five directors or (ii) a majority of the directors then in office. Prior to the Conversion Date, Class A Directors may be removed only by an affirmative vote of the holders of a majority of the shares of Class A Common Stock then outstanding, and Class B Directors may be removed only by an affirmative vote of the holders of a majority of the shares of Class B Common Stock then outstanding and, during the interval between annual meetings of stockholders for the election of directors, (A) any vacancy or vacancies in the Class A Directors may, subject to applicable law, be filled by a majority vote of the remaining Class A Directors then in office, even though less than a quorum, and (B) any vacancy or vacancies in the Class B Directors may, subject to applicable law, be filled by a majority vote of the remaining Class B Directors then in office, even though less than a quorum. Any Class A Director or Class B Director so elected to fill a vacancy will hold office for the unexpired term in respect of which the vacancy occurred and until his successor has been elected and qualified or until his earlier death, resignation or removal in the manner provided by the Restated Certificate.

     Pursuant to the Restated Bylaws, prior to the Conversion Date, (i) the Board of Directors will consist of six members, three of whom will be Class A Directors, and three of whom will be Class B Directors and (ii) only Class A Directors and holders of Class A Common Stock may nominate a candidate for election as a Class A Director and only Class B Directors and holders of Class B Common Stock may nominate a candidate for election as a Class B Director. From and after the Conversion Date, the Restated Bylaws provide that the Board of Directors will consist of not less than one nor more than 15 members, the exact number of which will initially be six and will thereafter be fixed from time to time by the Board of Directors.

     The Restated Bylaws also provide that, prior to the Conversion Date, if the Board of Directors (i) fails to approve an annual budget for the next fiscal year at least one month prior to the beginning of such next fiscal year, (ii) fails to approve INDSPEC's entering into or renewal of any material contract necessary for the continued operation of any of INDSPEC's production facilities, or (iii) by vote of at least five members of the Board of Directors, specifies any other matter as being subject to such provision of the Restated Bylaws, then, subject to applicable law, the number of members of the Board of Directors will temporarily be increased by three and the vacancies created thereby will be filled by a vote of at least five of the directors then in office. Subject to applicable law, such temporary additional directors will serve until the Board of Directors has resolved the issue or issues that precipitated the election of such additional directors and thereafter the number of directors will be restored to the number existing prior to the appointment of such temporary additional directors.

     Prior to the Conversion Date, the Restated Bylaws prohibit INDSPEC from taking any of the following actions, and require INDSPEC to cause its subsidiaries not to take any of the following actions, unless such action has been authorized by INDSPEC's Board of Directors: (i) any merger or consolidation with or into any person, or any dissolution or liquidation; (ii) the establishment or acquisition of any entity that is not a wholly owned subsidiary of INDSPEC; (iii) the making of any investment (other than certain specified permitted investments) in excess of $10,000 in any entity other than a wholly owned subsidiary of INDSPEC; (iv) entering into any line of business that is materially different from the business conducted by INDSPEC or any of its subsidiaries immediately prior to the Closing Date; (v) the transfer of assets with a fair market value in excess of $1,000,000 in a single transaction or series of related transactions (subject to certain exceptions); (vi) the incurrence of indebtedness in excess of $1,000,000 in any single transaction or series of related transactions (subject to certain exceptions); (vii) the incurrence of any consensual lien upon assets securing obligations in an amount in excess of $500,000; (viii) the issuance or sale of capital stock or any securities that are convertible into or exchangeable for such capital stock (other than upon the exercise of options or warrants outstanding on the Closing
Date); (ix) the declaration or payment of any dividends or distributions with respect to, or repurchases or redemptions of, capital stock or securities convertible into or exchangeable for, or rights to acquire such capital stock (other than the redemption of Class A Common Stock pursuant to the Restated Certificate); (x) the approval or amendment of INDSPEC's annual budget; the making of any capital expenditure or expenditures not detailed in the annual budget that (A) exceed $500,000 in any single transaction or series of related transactions or (B) would cause total capital expenditures for the year to exceed the total amount in the annual budget by more than 5%; (xi) entering into or amending operating leases with respect to equipment having a value in excess of $500,000 (excluding renewals or replacements of leases for rolling stock) in any single transaction or series of related transactions; (xii) entering into any new material contract or amending in any material respect any existing material contract; (xiii) the amendment, alteration, modification or repeal of any certificate of incorporation, bylaws or other organizational document; (xiv) any change of the independent public accountants of INDSPEC; (xv) any change of any material accounting policy, practice or estimates (including, without limitation, any change in fiscal year); (xvi) any transaction between INDSPEC or its subsidiaries, on the one hand, and any executive officer or employee of INDSPEC or its subsidiaries on the other hand, that is outside the normal and ordinary course of employment matters (other than pursuant to contracts in existence on the Closing Date or contracts that have been approved by the Board of Directors); or (xvii) the appointment or removal of any executive officers; the increase in the compensation of, or the hiring of, any employee with a base salary in excess of $100,000; the adoption or amendment of any employment contract or the adoption or material amendment of any employee benefit plan; the determination or approval of the levels of participation by, or payments to, executive officers or other employees in any profit participation plans and bonuses (other than pursuant to contracts in existence on the Closing Date or contracts that have been approved by the Board of Directors).

AMENDMENT

     Currently, INDSPEC's certificate of incorporation may be amended upon (i) the approval of INDSPEC's Board of Directors and (ii) the affirmative vote of the holders of a majority of the INDSPEC Common Stock then outstanding. The Restated Certificate may be amended only upon (i) the approval of INDSPEC's Board of Directors, (ii) the affirmative vote of holders of a majority of the shares of Class A Common Stock and Class B Common Stock outstanding and (iii) the affirmative vote of holders of a majority of the outstanding stock of each class entitled to vote thereon as a class. Under the DGCL, the holders of the outstanding shares of Class A Common Stock or Class B Common Stock will be entitled to vote as a class upon a proposed amendment if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

     The Restated Certificate and the Restated Bylaws authorize the Board of Directors to adopt, amend or repeal INDSPEC's bylaws. Prior to the Conversion Date, INDSPEC's bylaws may be adopted, amended or repealed by the stockholders of INDSPEC only if the holders of a majority of the shares of Class A Common Stock then outstanding and the holders of a majority of the shares of Class B Common Stock then outstanding have approved such adoption, amendment or repeal.

SPECIAL MEETINGS OF STOCKHOLDERS

     Currently, special meetings of INDSPEC's Stockholders may be called by its President and must be called by the President or the Secretary upon the written request of a majority of the directors. Under the Restated Bylaws, special meetings may be called by INDSPEC's Chairman (if any), President, any Vice President, the Secretary or any Assistant Secretary and must be called by any such officer at the request in writing of a majority of its directors or at the request in writing of stockholders owning a majority of the capital stock issued and outstanding and entitled to vote at such meeting.

DIRECTORS' LIABILITY

     The Restated Certificate contains provisions which eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty other than liability, to the extent provided by applicable law, for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit. INDSPEC believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

                              THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement not summarized elsewhere in this Proxy Statement/Prospectus. The Merger Agreement is attached as Annex II to this Proxy Statement/Prospectus and is incorporated herein by reference. The following summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

CERTAIN REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of INDSPEC and Roundtable relating to, among other things, the following matters (subject, in certain cases, to specified exceptions): (i) the due organization, existence and good standing of such party; (ii) the authorization, execution, delivery and performance by such party of the Merger Agreement and the enforceability of the Merger Agreement against such party; (iii) the absence of any conflict with such party's certificate of incorporation or bylaws, or with applicable law or certain material contracts; (iv) the absence of any governmental or regulatory authorization, consent or approval required to consummate the Merger; and (v) in the case of Roundtable, certain tax matters.

EXPENSES

     Under the Merger Agreement, whether or not the Exchange Offers are consummated, INDSPEC is obligated to pay the direct expenses of Roundtable incurred in connection with the negotiation and preparation of the Merger Agreement and the consummation of the transactions contemplated thereby.

AMENDMENT

     The Merger Agreement may be amended by a written instrument executed by Roundtable and INDSPEC, but only with the consent of Occidental.

TERMINATION

     The Merger Agreement may be terminated on or prior to the Effective Time by either party, but only if the Exchange Agreement is terminated. See "The Exchange Agreement -- Termination."

                              THE EXCHANGE OFFERS

TERMS OF THE EXCHANGE OFFERS

     Pursuant to the terms and subject to the conditions set forth in the Exchange Agreement, not later than one business day after the Effective Date of the Merger, Occidental is obligated to commence (the date of commencement being the "Commencement Date") (i) an offer to exchange shares of Occidental Common Stock for up to 8,504 shares of Class A Common Stock and (ii) an offer to exchange shares of Occidental Common Stock for each outstanding share of Class B Common Stock. The Exchange Offers will be made by Occidental pursuant to a prospectus and a letter of transmittal which will be delivered to all INDSPEC stockholders and will include all relevant information. The Exchange Offers will expire 20 business days from the Commencement Date; provided, however, that if any damage, destruction or other similar unplanned event (including an unplanned event which occurs during a planned outage or maintenance) occurs that results in the cessation of all or substantially all of the production at INDSPEC's resorcinol production facility in Petrolia, Pennsylvania for a period that exceeds, or is reasonably likely to exceed, 30 consecutive days, then the Exchange Offers will be extended until the tenth business day after production is resumed, but not beyond June 30, 1996. Promptly following the expiration of the Exchange Offers but subject to certain conditions, Occidental will effect the exchange of shares of Occidental Common Stock for shares of Class A Common Stock and Class B Common Stock properly tendered and not withdrawn pursuant to the Exchange Offers. See "The Exchange Offers -- Conditions to the Consummation of the Exchange Offers."

     The number of shares of Occidental Common Stock to be delivered in exchange for each share of Class A Common Stock and Class B Common Stock accepted in the Exchange Offers will be equal to (i) the quotient obtained by dividing $131 million by the total number of shares of Class A Common Stock and Class B Common Stock outstanding or subject to issuance upon the exercise of all outstanding warrants and vested and unvested options, determined as of the Closing Date, divided by (ii) the Occidental Common Stock Value. If certain events with respect to the Occidental Common Stock (including a dividend or recapitalization) occur during the twenty consecutive trading days during which the Occidental Common Stock Value is determined, then the Occidental Common Stock Value will be adjusted appropriately in a manner to be determined by Occidental and consented to by INDSPEC. Cash will be paid by Occidental in lieu of issuing any fractional shares of Occidental Common Stock. If the Occidental Common Stock Value is less than $15, Occidental will not be required to consummate the Exchange Offers unless INDSPEC elects to proceed based on a deemed Occidental Common Stock Value of $15.


     Assuming that (i) the 59,047 shares of INDSPEC Common Stock outstanding or subject to issuance as of March 6, 1996, remain the only shares outstanding or subject to issuance, and (ii) the Occidental Common

Stock Value is equal to the closing price of $23.75 per share for Occidental Common Stock on the New York Stock Exchange on March 4, 1996, if the Closing were to occur on March 6, 1996, each share of Class A Common Stock and Class B Common Stock accepted in the Exchange Offers would be exchanged for 93.41 shares of Occidental Common Stock. The Exchange Offers will be made by Occidental pursuant to a separate prospectus and a letter of transmittal which will be sent to all INDSPEC stockholders.


     Pursuant to the Voting Agreement, certain stockholders have agreed to tender shares of Class A Common Stock and Class B Common Stock to Occidental in the Exchange Offers. As a result, upon consummation of the Exchange Offers, Occidental will own up to 38,000 shares of Class B Common Stock (including up to 8,504 shares which shall have been converted from Class A Common Stock), representing 65% of all INDSPEC shares outstanding, determined on a fully diluted basis, and 45% of the voting power of all INDSPEC shares outstanding.

ADDITIONAL CONSIDERATION


     On the Closing Date, Occidental will issue and deliver to each holder of Retained Securities that number of shares of Occidental Common Stock determined by multiplying (i) the number of Retained Securities held by such holder, by
(ii) the quotient obtained by dividing (a) $3 million divided by the total number of Retained Securities held by all holders, by (b) the Occidental Common Stock Value. Cash will be paid by Occidental in lieu of issuing fractional shares of Occidental Common Stock. Occidental has agreed to pay the Additional Consideration to holders of Retained Securities as compensation for the redemption features of the Class A Common Stock. Assuming that (i) the 59,047 shares of INDSPEC Common Stock outstanding or subject to issuance as of March 6, 1996, remain the only shares outstanding or subject to issuance, (ii) the Exchange Offers are fully subscribed, and (iii) the Occidental Common Stock Value is equal to the closing price of $23.75 per share for Occidental Common Stock on the New York Stock Exchange on March 4, 1996, if the Closing were to occur on March 6, 1996, Occidental would deliver to each holder of Retained Securities 6.0 shares of Occidental Common Stock for each share of Class A Common Stock represented by such Retained Securities. The Federal income tax treatment of the Additional Consideration is subject to uncertainty. See "The Exchange Offers -- Certain Federal Income Tax Consequences."


PRORATION

     If more than 8,504 shares of Class A Common Stock are validly tendered and not withdrawn in the Exchange Offers prior to the Expiration Date, then, upon the terms and subject to the conditions set forth in the Exchange Agreement and the applicable prospectus and letter of transmittal, Occidental will accept 8,504 shares of Class A Common Stock for exchange on a pro rata basis based on the number of shares validly tendered by each stockholder (with the trustee for the ESOP being treated as one stockholder for these purposes). Holders of shares of Class A Common Stock that are not acquired by Occidental in the Exchange Offers will receive additional consideration in accordance with the Exchange Agreement. See "The Exchange Offers -- Additional Consideration."

TREATMENT OF VESTED OPTIONS

     Holders of vested Options may participate in the Exchange Offers by exercising such Options and tendering the shares of Class A Common Stock received upon such exercise. Alternatively, a holder of a vested Option may validly tender shares of Class A Common Stock by delivery of (i) a properly completed notice of guaranteed delivery, duly executed by INDSPEC that (a) sets forth the name and address of the tendering party, (b) sets forth the number of shares tendered pursuant thereto, (c) indicates that (x) the tendering party is entitled to receive shares of Class A Common Stock upon exercise of a vested Option, and (y) INDSPEC has received a properly completed and duly executed notice of conditional exercise, exercising such Option subject only to the condition that Occidental accept the shares issuable thereunder in the Exchange Offers, and directing INDSPEC to deliver such shares directly to Occidental upon notice of acceptance thereof from Occidental, and (d) guarantees that the certificate(s) representing the shares of INDSPEC Common Stock will be deposited by INDSPEC with Occidental at the Closing; and (ii) a properly completed and duly executed letter of transmittal (or manually signed facsimile thereof) and any required signature guarantees, as well as all other documents required by the letter of transmittal. The letter of transmittal used in the Exchange Offers will permit the tendering party to indicate the priority of acceptance of the shares it has tendered (among certificated shares and shares issuable upon exercise of each vested Option) in the event of proration.

     The Exchange Agreement provides that INDSPEC may, to the extent that it is permitted to do so pursuant to the terms of its Indenture and Senior Credit Facility, provide to each holder of vested Options for which the shares issuable upon exercise thereof are accepted by Occidental in the Exchange Offers, as a loan, the amount of the exercise price necessary to exercise such vested Options. INDSPEC's loan to each such holder will be evidenced by a promissory note with a 30-day maturity and an interest rate equal to the lowest rate necessary under applicable Federal tax law to avoid the accrual of imputed interest income thereon. INDSPEC has indicated that if it is able to make such loans, the notice of conditional exercise that will be used will also contain a conditional promissory note to be executed by the holder of such Options. If INDSPEC determines not to make such loans, it may amend the relevant stock option plans to permit the cashless exercise of the Options on terms mutually acceptable to INDSPEC and Occidental.

CONDITIONS TO THE COMMENCEMENT OF THE EXCHANGE OFFERS

     The obligation of Occidental to commence the Exchange Offers is subject to the satisfaction or waiver, at or prior to the Commencement Date, of certain conditions, including the following: (i) the Merger having become effective in accordance with the Merger Agreement and all applicable laws; (ii) the accuracy, as of the date of the Exchange Agreement and, except in certain cases, as of the Commencement Date, of the representations and warranties of INDSPEC set forth in the Exchange Agreement; (iii) INDSPEC's receipt of agreements, in form and substance reasonably satisfactory to Occidental, terminating or amending certain management, stockholder and other agreements; (iv) Occidental's receipt of certain legal opinions; (v) the accuracy, as of the date of the Exchange Agreement and as of the Commencement Date, of the representations and warranties of all parties set forth in the Merger Agreement and the Voting Agreement, and such parties' compliance with all agreements set forth therein; (vi) either (A) holders of at least 90% of the outstanding shares of INDSPEC Common Stock having voted in favor of, or consented to, the Merger or (B) holders of less than 10% of the outstanding shares of INDSPEC Common Stock being eligible for appraisal rights under the DGCL; (vii) certain directors of INDSPEC having submitted resignations effective as of the Closing Date; (viii) the average of the last sales prices of Occidental Common Stock on the New York Stock Exchange on each of the 20 consecutive trading days ending on the fifth trading day prior to the Commencement Date being at least $15, or INDSPEC's election to consummate the transactions contemplated by the Exchange Agreement based on a deemed Occidental Common Stock Value of $15; (ix) the absence of any requirement that Occidental consolidate in Occidental's consolidated financial statements the results of operations of INDSPEC or any of its subsidiaries after giving effect to the Exchange Offers; (x) Occidental's receipt from INDSPEC of audited financial statements for the period ended September 30, 1995; (xi) the consummation of the transactions contemplated by INDSPEC's Management Agreement with Southern Ionics, Inc., dated April 1, 1995; (xii) Occidental's receipt of comfort letters from INDSPEC's independent public accountants; (xiii) the absence of any ongoing damage or similar unplanned event that results in the cessation of all or substantially all of the production at INDSPEC's resorcinol production facility in Petrolia, Pennsylvania for a period that exceeds, or is reasonably likely to exceed, 30 days; (xiv) the amendment of INDSPEC'S incentive stock option plans to provide that INDSPEC's Board of Directors will be authorized, as of the Closing Date, to administer such plans; (xv) the amendment, effective as of the Closing Date, of the certificates of incorporation and bylaws of INDSPEC's subsidiaries, to include provisions that are the same, or substantially the same, as the provisions in the Restated Certificate and Restated Bylaws, other than provisions related to capitalization; (xvi) the completion of all filings required to be made with, and the receipt of all consents, approvals, permits and authorizations required to be obtained from, government authorities; (xvii) the effectiveness under the Securities Act of the registration statements relating to the Occidental Common Stock to be issued in the Transactions; the registration of the Occidental Common Stock covered by such registration statements under applicable state securities laws; the absence of any order suspending the effectiveness of such registration statements or any post-effective amendments thereto; and the absence of any pending or threatened proceeding for the issuance of such an order by the Commission or any securities authority in any jurisdiction; (xviii) the termination or expiration of the waiting period (and any extension thereof) applicable to the consummation of the Exchange Offers under the HSR Act; (xix) the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any governmental authority preventing the Merger or the commencement or consummation of the Exchange Offers and the absence of any pending or threatened material litigation that challenges the validity, legality or enforceability of the Exchange Agreement, the Merger Agreement, the Voting Agreement or the Enabling Agreement or the transactions contemplated thereby; (xx) the execution and delivery by certain INDSPEC employees of an employment agreement or amendment to such employee's existing employment agreement (see "Management of INDSPEC -- Employment and Other Agreements"); and (xxi) the amendment of INDSPEC's Senior Credit Facility or waiver of certain provisions thereof so that the Transactions do not constitute a default thereunder.

CONDITIONS TO THE CONSUMMATION OF THE EXCHANGE OFFERS

     The obligation of Occidental to consummate the Exchange Offers will be subject to the satisfaction or waiver, at or prior to the Closing Date, of certain conditions, including the following: (i) all of the conditions to the commencement of the Exchange Offers (but with references therein to the Commencement Date or the Effective Date being deemed to be references to the Closing Date); and (ii) the absence, during the period beginning on the first day of the 20 consecutive trading days ending on the fifth trading day prior to the Closing Date (the "Valuation Period") and ending on the Closing Date, of (A) any outbreak or escalation of hostilities involving the United States or (B) any material adverse change in the financial markets of the United States, including any general suspension of trading on the New York Stock Exchange or any declaration of any banking moratorium by any of the federal, California or New York government authorities, the effect of any of which events set forth in either clause (A) or (B) is to make it, in the reasonable good faith judgment of Occidental, impracticable to determine the Occidental Common Stock Value on a fair basis because of general disruption of trading in equity securities listed on the New York Stock Exchange. If an event specified in the foregoing clause
(ii) occurs, the Valuation Period will be suspended and will recommence the day after such event ceases to have the effects described in the preceding sentence.

REGULATORY APPROVALS REQUIRED

     The Exchange Offers are subject to the requirements of the HSR Act, and may not be consummated until required information and materials have been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting periods have expired or been terminated. INDSPEC and Occidental filed the required information and materials with the Antitrust Division and the FTC, and the waiting period expired on January 17, 1996.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Exchange Offers. Moreover, the expiration of the HSR Act waiting period does not preclude the Antitrust Division or the FTC from challenging the Exchange Offers on antitrust grounds. Accordingly, at any time before or after the Closing Date, either the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, or certain other persons could take action under the antitrust laws, including seeking to enjoin the Exchange Offers.

     The Exchange Offers are also subject to the Takeover Disclosure Law of the State of Pennsylvania, pursuant to which Occidental has filed a notice with the Pennsylvania Securities Commission.

MANAGEMENT OF INDSPEC AFTER THE EXCHANGE OFFERS

     Upon consummation of the Exchange Offers, it is expected that INDSPEC's current officers will remain in their current positions. Subsequent to the Closing Date, it is expected that three of INDSPEC's current directors (Messrs. Spinola, Danner and Scorsone) will remain as Class A Directors, and the Class B Directors will resign. Occidental, as the only holder of Class B Common Stock, will be entitled to elect all of the Class B Directors. See "Management of INDSPEC."

NO APPRAISAL RIGHTS

     No appraisal rights will be available to INDSPEC stockholders in connection with the Exchange Offers.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain Federal income tax consequences of the Exchange Offers to holders of INDSPEC Common Stock and is based on the Federal income tax law now in effect, which is subject to change, possibly retroactively. This summary does not discuss all aspects of Federal income taxation which may be important to particular holders of INDSPEC Common Stock in light of their individual investment circumstances, including holders who hold, directly or indirectly, 10% or more of INDSPEC Common Stock, holders who acquired their INDSPEC Common Stock pursuant to the exercise of Options or otherwise as compensation, and certain types of holders subject to special tax rules (e.g., financial institutions, broker-dealers, insurance companies, tax-exempt organizations, and foreign taxpayers). In addition, this summary does not address state, local or foreign tax consequences, nor does it address specific tax consequences that may be applicable to holders of Options or Warrants. Stockholders are urged to consult their tax advisors regarding the specific Federal, state, local, and foreign income and other tax consequences of the Exchange Offers.

     The receipt of Occidental Common Stock in exchange for shares of INDSPEC Class A Common Stock or Class B Common Stock pursuant to the Exchange Offers will be a taxable transaction for Federal income tax purposes. In general, a holder of INDSPEC Common Stock will recognize gain or loss for Federal income tax purposes equal to the difference between (i) the sum of the fair market value of the Occidental Common Stock received and any cash received in lieu of a fractional share, and (ii) the holder's adjusted basis in the shares exchanged. Assuming the shares exchanged constitute capital assets in the hands of the holder, such gain or loss will be capital gain or loss and will be long-term gain or loss if the holder has held the shares for more than one year at the time of the sale. A holder who receives shares of Occidental Common Stock in exchange for INDSPEC Common Stock will have a basis in the shares received equal to the fair market value of such shares on the Closing Date, and the holding period of such shares will begin on the day immediately following the Closing Date.

     The Federal income tax consequences of the receipt of shares of Occidental Common Stock by holders of Retained Stock as Additional Consideration is subject to uncertainty, particularly with respect to both the timing of income recognition and the character of the income. The legal authorities that are potentially applicable to the treatment of the receipt of the Additional Consideration do not address facts and circumstances sufficiently analogous to those pertaining to the Additional Consideration to provide definitive guidance regarding the most appropriate treatment of the receipt of the Additional Consideration. Accordingly, it is not possible for counsel to render an opinion regarding the tax treatment that will apply to the Additional Consideration. There is a substantial risk that the Internal Revenue Service will contend that the receipt of shares of Occidental Common Stock may be treated as a fee for consenting to the Merger and thus would, upon receipt, be includible in income as ordinary income in an amount equal to the sum of the fair market value of such shares and any cash received in lieu of fractional shares. There may, however, be alternative tax consequences of the receipt of shares of Occidental Common Stock as Additional Consideration. Holders of Retained Stock should consult their tax advisors regarding such alternative tax consequences, including whether the receipt of such shares (i) would give rise to capital gain rather than ordinary income even if the receipt is treated as a payment for consent, (ii) would be treated as exchanged-for shares of Class A Common Stock, and (iii) would not be currently includible in income but would be treated as part of an open transaction that would close (i.e., be subject to tax) upon the sale, disposition or redemption of such shares, or upon the lapse of Occidental's rights pursuant to the Restated Certificate to effectuate, directly or indirectly, a Redemption.

ACCOUNTING TREATMENT

     Upon consummation of the Exchange Offers, Occidental intends to account for its interest in INDSPEC using the equity method until such time as it owns more than 50% of the aggregate voting power of both classes of INDSPEC common stock, at which time Occidental intends to account for its interest using the purchase method of accounting for business combinations.

ESOP PARTICIPATION

     Pursuant to the terms of the ESOP, the trustee for the ESOP will determine whether or not to tender the ESOP's shares of Class A Common Stock in the Exchange Offers. Participants in the ESOP will not be entitled to direct the trustee to tender such shares. The trustee for the ESOP will be treated as one stockholder for purposes of proration in the Exchange Offers. See "The Exchange Offers -- Proration."

                             THE EXCHANGE AGREEMENT

     The following is a summary of certain provisions of the Exchange Agreement not summarized elsewhere in this Proxy Statement/Prospectus. A copy of the Exchange Agreement is attached hereto as Annex I and incorporated herein by reference. The following summary is qualified in its entirety by reference to the full text of the Exchange Agreement.

REPRESENTATIONS AND WARRANTIES

     The Exchange Agreement contains representations and warranties of INDSPEC relating to, among other things, the following matters (subject, in certain cases, to specified exceptions): (i) the due organization, existence and good standing of INDSPEC and its subsidiaries; (ii) financial statements and reports of INDSPEC and INDSPEC Chemical Corporation; (iii) the absence of certain changes or events subsequent to June 30, 1995; (iv) INDSPEC's capitalization;
(v) the authorization, execution, delivery and performance by INDSPEC of the Exchange Agreement and the enforceability of the Exchange Agreement against INDSPEC; (vi) the absence of any conflict with the certificate of incorporation, bylaws or other organizational document of INDSPEC or its subsidiaries or with applicable law or certain material contracts and the absence of any material liens, charges or encumbrances that would arise as a result of the transactions contemplated by the Exchange Agreement; (vii) the absence of any governmental or regulatory authorization, consent or approval required to consummate the Transactions; (viii) the effectiveness of governmental approvals, consents and permits necessary for INDSPEC's business; (ix) the absence of certain actions, suits and proceedings; (x) material contracts; (xi) properties and assets; (xii) patents, licenses, trademarks, service marks and trade names; (xiii) employee relations; (xiv) compliance with environmental laws; (xv) certain tax matters;
(xvi) employee benefits; (xvii) the absence of brokers and finders; (xviii) insurance coverage; (xix) compliance with applicable laws; and (xx) the non-applicability of certain regulations.

     The Exchange Agreement also includes representations and warranties of Occidental relating to, among other things, the following matters (subject, in certain cases, to specified exceptions): (i) the due organization, existence and good standing of Occidental; (ii) Occidental's capitalization; (iii) the authorization, execution, delivery and performance by Occidental of the Exchange Agreement and the enforceability of the Exchange Agreement against Occidental;
(iv) the absence of any conflict with the certificate of incorporation or bylaws of Occidental or with applicable law or certain material contracts; (v) the absence of any governmental or regulatory authorization, consent or approval required to consummate the Transactions; (vi) the absence of certain actions, suits and proceedings; (vii) the availability to Occidental of sufficient funds to satisfy any change of control payments required under INDSPEC's Indenture;
(viii) the absence of brokers and finders; (ix) financial statements and reports of Occidental; and (x) Occidental's investment intent with respect to the Class A Common Stock and Class B Common Stock to be acquired by it in the Exchange Offers.

CONDUCT OF BUSINESS

     Upon the terms and subject to the conditions of the Exchange Agreement, INDSPEC has agreed that during the period from the date of the Exchange Agreement up to and including the Closing Date, unless otherwise specified, INDSPEC will conduct its business only in the ordinary course and consistent with past practice, and will use its best efforts to preserve intact its business organization and material assets and maintain the rights, franchises and business and customer relations used in or necessary to conduct its business in the ordinary course consistent with past practice. In addition, during the period from the date of the Exchange Agreement to the Closing Date, INDSPEC has agreed that it will not and will not permit any of its subsidiaries to: (i) declare, set aside or pay any dividend or other distribution with respect to any of its outstanding capital stock or the capital stock of any of its subsidiaries other than wholly owned subsidiaries (subject to certain exceptions) or make any redemption, purchase or other acquisition of such capital stock; (ii) split, combine or reclassify any of its outstanding capital stock or issue or authorize any issuance of any other securities in substitution for shares of its outstanding capital stock other than by reason of any exercise of certain Options; (iii) issue or sell its capital stock or authorize any such action or issue or grant any options, warrants or other rights to subscribe for, purchase or otherwise acquire any of its capital stock or the capital stock of its subsidiaries; (iv) change its accounting methods, principles or practices in a way materially affecting its assets, liabilities or business, except as may be required by a change in generally accepted accounting principles; (v) increase the compensation payable or to become payable to executive officers or employees; (vi) grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, executive officer or employee; or (vii) establish, adopt, enter into or amend in any material respect, or take action to accelerate any rights or benefits under, any stock option plan or agreement, employee benefit plan, agreement or policy, except as specifically contemplated by the Exchange Agreement.

NO SOLICITATION OF ACQUISITION PROPOSALS

     INDSPEC has agreed that it will not, and will not permit any of its subsidiaries, affiliates or any other person acting for or on behalf of any of them to solicit, or entertain offers from, negotiate with, or in any manner discuss, encourage, recommend or agree to any proposal relating to (i) the sale of the stock or assets of INDSPEC or any of its subsidiaries or any interest therein, (ii) the merger, consolidation or other combination of INDSPEC or any of its subsidiaries with any entity, or (iii) the liquidation, dissolution or reorganization of INDSPEC or any of its subsidiaries, except as specifically contemplated by the Exchange Agreement. In addition, INDSPEC has agreed that it will not, and will not permit any of its subsidiaries, affiliates or any other person acting for or on behalf of any of them to furnish or cause to be furnished any information with respect to INDSPEC or any of its subsidiaries to any person (other than Occidental and its employees and agents). Notwithstanding the foregoing, if the Board of Directors of INDSPEC is advised by counsel in writing that its fiduciary duties require it to take certain actions with respect to any proposal, INDSPEC may take such actions. INDSPEC is obligated to deliver to Occidental copies of all communications received from or made to any person who has made any such proposal within one day after the Chief Executive Officer of INDSPEC is notified thereof.

EXPENSES

     Whether or not the Exchange Offers are consummated or the Exchange Agreement is terminated, Occidental and INDSPEC will each pay their respective costs and expenses incurred in connection with the negotiation and preparation of the Exchange Agreement and the consummation of the transactions contemplated thereby; provided, that printing and mailing fees associated with the proxy statement and registration statements prepared in connection therewith and the prospectuses included therein (including this Proxy Statement/Prospectus) and fees incurred in connection with the preparation of audited consolidated financial statements of INDSPEC and its subsidiaries for the 12-month period ended September 30, 1995 will be paid equally by Occidental and INDSPEC. Notwithstanding the foregoing, if the Exchange Offers are consummated, the fees of Morgan Stanley and the fees and expenses of Castle Harlan will be paid by Occidental.

REGISTRATION

     The Exchange Agreement obligates Occidental to file with the Commission, as soon as practicable after the date of the Exchange Agreement, (i) a registration statement under the Securities Act relating to the shares of Occidental Common Stock issuable upon the redemption of the Class A Common Stock, and (ii) a registration statement under the Securities Act relating to the shares of Occidental Common Stock issuable upon consummation of the Exchange Offers. INDSPEC is obligated to provide Occidental with all information concerning INDSPEC as Occidental may reasonably request in connection with the preparation of such registration statements.

INDEMNIFICATION AND INSURANCE

     Occidental has agreed that all rights to indemnification and exculpation from liability for acts or omissions occurring prior to the Closing in existence as of the date of the Exchange Agreement in favor of current or former directors, officers or employees of INDSPEC and its subsidiaries, as provided in their respective certificates of incorporation or bylaws or in indemnification agreements to which they are a party, will survive the Closing Date and will continue in full force and effect in accordance with their respective terms for a period of not less than six years from the Closing Date. Occidental has also agreed to cause INDSPEC to maintain, for a period of not less than six years after the Closing Date, directors and officers' insurance and indemnification policies for INDSPEC.

AMENDMENT

     The Exchange Agreement may be amended only by a written instrument executed by Occidental and INDSPEC.

TERMINATION

     The Exchange Agreement may be terminated on or prior to the Closing Date
(i) by mutual written consent of Occidental and INDSPEC or (ii) at the election of Occidental or INDSPEC if the Effective Date has not occurred by March 31, 1996 or if the Closing Date has not occurred by June 30, 1996, unless the failure to consummate the Merger or the Exchange Offers, as the case may be, is the result of a willful breach of the Exchange Agreement by the party seeking to terminate the Exchange Agreement.

                              THE VOTING AGREEMENT

     The following is a summary of the material provisions of the Voting Agreement, which is attached as Annex V to this Proxy Statement/Prospectus and is incorporated herein by reference. The following summary does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement.

     The Voting Agreement provides, among other things, as follows: (i) CHPII and the other Roundtable stockholders (collectively, the "Roundtable Group") will execute a written consent with respect to all of the shares of Roundtable Common Stock held by them in favor of the adoption and approval of the Merger Agreement; (ii) while the Voting Agreement is in effect, at any meeting of the INDSPEC Stockholders, and in any action by written consent of the INDSPEC Stockholders, the Stockholders that are parties to the Voting Agreement will vote all of their shares of INDSPEC Common Stock (A) in favor of any proposal for the adoption or approval of the Merger Agreement and (B) against any proposal relating to (x) the sale of the stock or assets of INDSPEC or any interest therein, (y) the merger, consolidation or other combination of INDSPEC with any person, or (z) the liquidation, dissolution or reorganization of INDSPEC, except as specifically contemplated by the Exchange Agreement.

     As of the date of this Proxy Statement/Prospectus, the parties to the Voting Agreement own 31,952 shares of INDSPEC Common Stock, representing approximately 68% of the outstanding voting shares of INDSPEC. The vote of the parties to the Voting Agreement in accordance therewith would be sufficient to approve the Merger Agreement without any action on the part of any other Stockholder.

     Pursuant to the Voting Agreement, (i) each member of the Roundtable Group has also agreed to tender to Occidental in the Exchange Offers (and not withdraw) his shares of Class B Common Stock, and (ii) subject to the termination or waiver of the Stockholders Agreement between INDSPEC Chemical Corporation and certain other parties named therein (the "Stockholders Agreement"), Mr. Danner and Mr. Lee have agreed to tender to Occidental in the Exchange Offers (and not withdraw) their shares of Class A Common Stock.

     CHPII and the other Stockholders party to the Voting Agreement, as well as the Roundtable stockholders party thereto, have agreed that they will not, and will not permit any of their subsidiaries, affiliates, or any person acting for or on behalf of any of them to, solicit, entertain offers from, negotiate with, or in any manner discuss, encourage, recommend or agree to any proposal relating to (a) the sale of the stock or assets of Roundtable, INDSPEC or any of their subsidiaries or any interest therein, (b) the merger, consolidation or other combination of Roundtable, INDSPEC or any of their subsidiaries with any person, or (c) the liquidation, dissolution or reorganization of Roundtable, INDSPEC or any of their subsidiaries, except as specifically contemplated by the Exchange Agreement and the Merger Agreement. CHPII and the other Stockholders party to the Voting Agreement, as well as the Roundtable stockholders party thereto, have also agreed that they will not, and will not permit any of their subsidiaries, affiliates, or any person acting for or on behalf of any of them to, furnish or cause to be furnished any information with respect to Roundtable, INDSPEC or any of their subsidiaries to any person (other than Occidental and its employees and agents).

                             THE ENABLING AGREEMENT

     The following is a summary of certain provisions of the Enabling Agreement by and between INDSPEC and Occidental, which is attached as Annex VI to this Proxy Statement/Prospectus and is incorporated herein by reference. The following summary does not purport to be complete and is qualified in its entirety by reference to the Enabling Agreement.

PUT OFFER

     Within five business days after the date on which INDSPEC's Net Debt is less than $80 million (or such greater amount as may be determined after the Closing Date by the Board of Directors), INDSPEC is obligated to give written notice thereof to Occidental (the "Debt Notice"). As soon as practicable after the later of (i) the third anniversary of the Closing Date or (ii) the date on which Occidental receives the Debt Notice (such later date being the "Trigger Date"), Occidental is obligated to use commercially reasonable efforts to (A) prepare and file a registration statement (the "Put Offer Registration Statement") under the Securities Act relating to the Put Offer and (B) cause the Put Offer Registration Statement to become effective as soon as practicable after its filing; provided, however, that Occidental may delay such filing or effectiveness for a valid business purpose. As soon as practicable after the Put Offer Registration Statement has been declared effective, Occidental is obligated to make an offer (the "Put Offer") to the holders of shares of Class A Common Stock to exchange all or a portion of such shares for that number of shares of Occidental Common Stock equal to the number of shares of Class A Common Stock so exchanged, multiplied by the Put Offer Ratio (as defined below). In lieu of any fractional share of Occidental Common Stock that would otherwise be issuable upon exchange of shares of Class A Common Stock pursuant to the Put Offer, the holder thereof will be entitled to cash representing such fractional shares.

     The "Put Offer Ratio" is equal to (i) (a) an amount equal to (x) the EBITDA Multiple multiplied by the LTM Operating EBITDA, minus (y) Net Debt plus Other Liabilities, in each case, (1) calculated as of the last day of the fiscal month immediately preceding the fiscal month in which the exchange date occurs or (2) if the Put Offer Registration Statement has not been declared effective within 120 days after the Trigger Date, and such amount would be greater, calculated as of the last day of the fiscal month in which the Trigger Date occurred, divided by (b) the aggregate number of shares of Class A Common Stock and Class B Common Stock outstanding on the exchange date, determined on a fully diluted basis, divided by (ii) the average of the closing prices of Occidental Common Stock on the New York Stock Exchange on the 20 consecutive trading days immediately preceding the fifth trading day next preceding the exchange date (subject to adjustment for certain events, including a dividend on, or subdivision, reclassification, combination or other recapitalization affecting, the Occidental Common Stock). See "The Restated Certificate and Restated
Bylaws -- Redemption of Class A Common Stock" for definitions of certain terms used to determine the Put Offer Ratio.

     If a sufficient number of shares of Class A Common Stock are tendered pursuant to the Put Offer, all of the outstanding shares of Class A Common Stock may be redeemed pursuant to the Threshold Redemption in accordance with the Restated Certificate, and Occidental may terminate the Put Offer. See "The Restated Certificate and Restated Bylaws -- Redemption of Class A Common Stock."

OBLIGATION TO SELL OCCIDENTAL COMMON STOCK

     If INDSPEC redeems the Class A Common Stock in accordance with the Restated Certificate, Occidental will sell to INDSPEC such number of shares of Occidental Common Stock as INDSPEC is obligated to deliver to holders of Class A Common Stock in satisfaction of its redemption obligations. The purchase price for each share of Occidental Common Stock so purchased will be the price of Occidental Common Stock used to determine the number of shares of Occidental Common Stock exchanged for Class A Common Stock pursuant to the redemption. See "The Restated Certificate and Restated Bylaws -- Redemption of Class A Common Stock."

TAG-ALONG RIGHTS

     Occidental will not, and will not permit any of its affiliates subject to its control to, sell any shares of Class A Common Stock or Class B Common Stock unless adequate provision is made in connection therewith so that all holders of Class A Common Stock have the right (the "Tag-Along Right") to participate in such sale on substantially the same terms, based on the number of shares owned by each other stockholder. The Tag-Along Rights will not apply to (i) any sale of shares solely among Occidental and those of its affiliates subject to its control, (ii) any sale of shares to the public pursuant to an effective registration statement under the Securities Act or (iii) any sale of shares that has been approved by the affirmative vote of the greater of (A) five members of INDSPEC's Board of Directors or (B) a majority of INDSPEC's directors then in office.

     The Tag-Along Rights will terminate upon the earlier to occur of (i) the consummation of the Put Offer or the redemption of Class A Common Stock or (ii) the date on which the market value of outstanding shares of Class A Common Stock and Class B Common Stock (or any capital stock of INDSPEC issued to holders of INDSPEC common stock) that have been effectively registered under the Securities Act and disposed of in accordance with a registration statement or statements under the Securities Act covering such shares equals or exceeds $50 million.

ENVIRONMENTAL MATTERS

     INDSPEC has agreed that, not later than 30 months after the Closing Date, it will complete certain tasks related to environmental matters (the "Environmental Tasks"). At any time, or from time to time, on or after the first anniversary of the Closing Date, Occidental may perform a review and audit of INDSPEC properties and facilities in order to determine (i) INDSPEC's compliance with all environmental laws and (ii) whether or not the Environmental Tasks have been completed. If additional actions are required in order for INDSPEC to comply with environmental laws or complete the Environmental Tasks, INDSPEC will promptly take all such required actions, and will reserve or increase reserves to the extent necessary to reflect on all balance sheets prepared as of any subsequent date, (i) the aggregate amount of expected expenditures (excluding salaries, wages, employee benefits, utilities, and recurring repairs and maintenance to equipment caused by ordinary wear and tear, and any other similar allocation of overhead) required in order for INDSPEC to take the actions specified less (ii) the aggregate amount of claims for indemnification, contribution or other recovery against third parties to the extent such recovery could be reflected on INDSPEC's balance sheet as an asset in accordance with GAAP. In preparing any subsequent income statement, however, INDSPEC's operating income will not be reduced by the amount of such expenditures. Disputes between Occidental and INDSPEC as to such matters will be settled by an independent environmental consultant.

FUNDING OBLIGATIONS

     INDSPEC has agreed to use commercially reasonable efforts to keep available or obtain sufficient funds to (i) make payments required by law to satisfy claims of Stockholders who have the right to appraisal of and payment for their shares of INDSPEC Common Stock pursuant to the DGCL as a result of the Merger ("Dissenters' Rights Obligations"), and (ii) satisfy obligations of INDSPEC in respect of notes tendered to INDSPEC pursuant to a change of control offer made by INDSPEC pursuant to its Indenture ("Change of Control Obligations" and, together with Dissenters' Rights Obligations, the "Funding Obligations"). If, notwithstanding compliance with the foregoing sentence, INDSPEC does not have sufficient funds to satisfy the Funding Obligations, Occidental is obligated to provide INDSPEC with funds in an amount sufficient to enable INDSPEC to satisfy all Funding Obligations for which INDSPEC has timely notified Occidental. With respect to Dissenters' Rights Obligations, (i) Occidental will lend funds to INDSPEC pursuant to a fully amortizing promissory note with an annual interest rate of 8% and the shortest practicable maturity but not greater than five years and (ii) to the extent that INDSPEC cannot borrow the full amount of any funds necessary to satisfy the Dissenters' Rights Obligations, Occidental will purchase preferred stock of INDSPEC. With respect to Change of Control Obligations, Occidental will lend funds to INDSPEC pursuant to a promissory note with substantially the same terms as the notes issued pursuant to the Indenture or, at Occidental's option and if the Indenture permits, by purchasing from INDSPEC the notes tendered to INDSPEC pursuant to the change of control offer.

TREATMENT OF INCENTIVE STOCK OPTIONS

     After consummation of the Put Offer or the redemption of Class A Common Stock, INDSPEC and Occidental will convert outstanding INDSPEC stock options into, or replace such options with, options to purchase Occidental Common Stock in accordance with Section 424(a) of the Internal Revenue Code of 1986, as amended (the "Code").

OTHER COVENANTS

     In addition to the foregoing provisions, the Enabling Agreement contains covenants relating to: (i) INDSPEC's provision of certain financial information to Occidental; (ii) INDSPEC's provision to Occidental of access to INDSPEC's books, records and properties; (iii) INDSPEC's performance of certain tasks with respect to environmental matters; (iv) a prohibition against share repurchases by INDSPEC without Occidental's prior written consent; (v) INDSPEC's hiring of three additional employees (currently expected to be mid-level managers) nominated by Occidental, subject to INDSPEC's right to accept, reject or terminate any such employees; and (vi) the sharing of technological information.

                              BUSINESS OF INDSPEC

INDSPEC

     INDSPEC was formed as a holding company on October 25, 1993. INDSPEC Chemical Corporation, a Delaware corporation ("Chemical"), is the operating subsidiary of INDSPEC. Chemical was formed on October 25, 1993 under the name Specialty Acquisition Sub, Inc. and after a series of transactions (the "1993 Transactions") succeeded to, and now operates, the business previously operated by INDSPEC Chemical Corporation ("Predecessor"), and was renamed INDSPEC Chemical Corporation. Chemical is a wholly owned subsidiary of INDSPEC Technologies, Ltd., a Pennsylvania business trust (the "Business Trust"), which is in turn 100% owned by INDSPEC. Predecessor was formed in 1988 by management and an investor group to acquire in a leveraged transaction (the "Original Acquisition") the business of the Industrial Specialty Chemicals division of Koppers Company, Inc., now known as Beazer East, Inc. ("Koppers" or "BEI"). Throughout this Proxy Statement/Prospectus, the term "INDSPEC" refers to INDSPEC and its subsidiaries, unless the context otherwise requires, and is also used to include the operations of Predecessor, where appropriate, unless such inclusion would be confusing. Unless otherwise indicated, a reference herein to a particular year relates to the fiscal year of INDSPEC ended on March 31 of the referenced year.

     INDSPEC is the largest producer of resorcinol in the world and the sole commercial producer of resorcinol in the United States. Resorcinol is a chemical used primarily as a bonding and stiffening agent in the manufacture of tires and tread rubber. In addition, resorcinol is used in the manufacture of high performance wood adhesives, ultraviolet light stabilizers, sunscreens, dyestuffs, pharmaceuticals, agrichemicals, carbonless paper and fire retardant plastic additives.

     During the calendar year ended December 31, 1994, INDSPEC supplied approximately 90% of the resorcinol sold in the United States. Similar information with respect to calendar year ended December 31, 1995 is not yet available. In addition, INDSPEC is a leading supplier of resorcinol and resorcinol-based products in Europe and Asia. Resorcinol and resorcinol-based products accounted for approximately $112.4 million, or 96%, of the net sales of INDSPEC for the twelve months ended March 31, 1995.

PRODUCTS

  RESORCINOL AND RESORCINOL-BASED PRODUCTS

     Resorcinol and resorcinol-based products are used primarily in the manufacture of tires, in the wood products industry and in the manufacture of specialty chemicals. Resorcinol and resorcinol-based products accounted for 92%, 95%, and 96% of INDSPEC's net operating revenues (on a combined basis) in 1993, 1994, and 1995, respectively.

     Tire and Rubber. Management believes that all manufacturers of automobile tires use resorcinol in the manufacturing process, primarily as a high performance adhesive to bond reinforcing fabrics to rubber. In 1993, 1994, and 1995, approximately 57%, 56% and 54%, respectively, of INDSPEC's net sales were made directly or indirectly to tire and rubber manufacturers.

     The resorcinol-based adhesive system was developed in the early 1940's when nylon began to be used as a tire cord fabric. Fabric tire cords were dipped into a resorcinol-formaldehyde latex resin to apply a coating to enhance adhesion of the fabric to the rubber. Over the years INDSPEC has developed various formulations of resorcinol-based resins that are compatible with various tire cord fabrics. Rayon, nylon, fiberglass, aramid and polyester tire cords have all been successfully bonded to rubber using resorcinol.

     A resorcinol-based system also is used as a bonding agent in steel cord radial tires. Resorcinol or resorcinol resins are incorporated directly into the tire's rubber compound to enhance adhesion of the brass plated steel cord to the rubber. Production of steel cord radial tires requires more resorcinol per tire than synthetic fiber cord tires. In the United States and Europe, essentially all tires are now steel cord radials; however, in much of the rest of the world, a large percentage of tires are still produced using older technologies which require somewhat less resorcinol as a bonding agent.

     The resorcinol-based system for bonding steel cords to rubber competes with a cobalt-based system. The cobalt-based technology is used predominantly by four major tire manufacturers outside the United States. Management believes that INDSPEC's resorcinol resins will enhance the performance of steel cord radial tires made with the cobalt-based system if the formulations for bonding the steel cord to rubber are adjusted to include a resorcinol resin. Adhesives formulated with resorcinol resins also are used in other fiber-reinforced rubber mechanical goods such as fabricated belting, rubberized hose and rubberized textile sheets.

     Wood Products. The wood products industry uses resorcinol-based adhesives primarily for specialty applications demanding the following characteristics: structural integrity under extreme conditions, moderate temperature curing, waterproof qualities or resistance to fungus. Examples of applications are the production of laminated structural beams, wooden "I" beams, marine wood products, specialty laminations (such as for sports equipment), scarfed or finger-jointed structural lumber and laminated arches. The uses of resorcinol-based resins in the wood products industry have historically been limited to high performance wood products due to competition from lower cost adhesives, although INDSPEC's research and development laboratory has developed new formulations to permit faster gluing times and the use of less expensive types of woods for the manufacture of linear veneer lumber ("LVL") and oriented strand board. INDSPEC believes that the relatively high cost of lumber offers a significant opportunity for the use of resorcinol in these applications. A significant new use for resorcinol was developed over the past two years as INDSPEC began providing resorcinol to major manufacturers of oriented strand board to activate adhesives with resorcinol. Approximately 16% of INDSPEC's net sales were to the wood products industry for the twelve months ended March 31, 1995.

     Specialty Chemicals. Resorcinol is also used as a chemical intermediate in the manufacture of specialty chemicals, such as ultraviolet light screening agents for the protection of plastics and in some suntanning lotions. In addition, resorcinol serves as a chemical intermediate in the production of dyestuffs, pharmaceuticals, reprographic chemicals, fire retardant plastics, fungicidal creams and lotions, agricultural chemicals and herbicides, explosive primers, antioxidants, chain extenders for urethane elastomers and as a treatment to improve the mechanical and chemical resistance of papier-mache fabrics. In all, the use of resorcinol as a chemical intermediate accounted for approximately 26% of INDSPEC's net sales for the twelve months ended March 31, 1995.

  BY-PRODUCT SODIUM SULFITE AND SALTCAKE

     INDSPEC produces sodium sulfite and saltcake as by-products of resorcinol. The primary application of by-product sulfite is in the pulping and bleaching of paper, primarily corrugated packaging materials. Saltcake is primarily used in the paper and glass industries. It is employed as an agent for reducing wood chips in the pulping process to produce kraft pulp and paper which is principally used for packaging materials. Saltcake is also used in the glass industry as a chemical reagent in the manufacture of glass. Because several of INDSPEC's customers for by-product sodium sulfite in the paper industry switched to processing recycled paper and because the price of caustic soda, a component of many competing products (including synthetic sodium sulfite), was low throughout calendar 1994 and year to date 1995, INDSPEC has experienced difficulty selling all of its by-product sodium sulfite and saltcake. As the price of caustic soda has risen, demand for by-product sulfite has increased, but substantial inventory remains to be sold. Approximately 2% of INDSPEC's net sales for the twelve months ended March 31, 1995 were of by-product sulfite and saltcake.

  SYNTHETIC SODIUM SULFITE

     Prior to September 30, 1991, INDSPEC produced synthetic sodium sulfite at its Tuscaloosa Plant. Synthetic sodium sulfite is of higher quality than by-product sodium sulfite and is used primarily in water treatment and as a pulping agent in paper mills employing chemi-mechanical pulping methods. INDSPEC transferred its customer list to Solvay Minerals Company in 1990 and after a period of production exclusively for Solvay, INDSPEC closed its facility in 1992.

     Because of market conditions existing in January 1994 for synthetic sodium sulfite and bisulfite solutions and lower caustic soda prices, INDSPEC entered into agreements with suppliers of caustic soda, a principal component of synthetic sodium sulfite, which provides INDSPEC with low cost caustic soda through December 1995. As a result, in October 1993 INDSPEC began the process of reopening the Tuscaloosa Plant and INDSPEC began marketing synthetic sodium sulfite produced at the Tuscaloosa Plant in March 1994. Sales from the Tuscaloosa Plant represented approximately 2% of INDSPEC's net revenue in 1995. In April 1995, INDSPEC entered into an agreement to transfer operations of the Tuscaloosa Plant to Southern Ionics, Inc.

SALES AND MARKETING

     INDSPEC markets its products on a worldwide basis through its direct sales force and through independent sales representatives. INDSPEC markets resorcinol and resorcinol-based products to customers in approximately 50 countries throughout the world. Resorcinol and resorcinol-based products and sodium sulfite are marketed through INDSPEC's Pittsburgh, Pennsylvania office to domestic customers and to customers in Asia and through INDSPEC's office in Rotterdam, Holland to customers in Europe, Africa and the Near East. Saltcake is marketed through a wholesaler and other distributors and through INDSPEC's employees.

     To reduce production and transportation costs of resorcinol products for customers in the western United States and western Europe, INDSPEC has selectively granted licenses to use its technology to produce resorcinol-based resins and adhesives on INDSPEC's behalf. Pursuant to an exclusive license ending in March 1997, subject to renewal, INDSPEC has provided such a license to a producer in Oregon. Another license was provided to a producer in Norway, which ends in July 1997. INDSPEC purchases all such production on a cost-plus basis. Products manufactured by these contract producers accounted for 3% of INDSPEC's net sales for the twelve months ended March 31, 1995.

     For the year 1993, the period April 1, 1993 to December 2, 1993, the period December 3, 1993 to March 31, 1994, and the year ended March 31, 1995, approximately 47%, 44%, 47%, and 44%, respectively, of INDSPEC's net sales were attributable to export sales. Export sales of resorcinol are generally characterized by lower margins than domestic sales due to higher transportation costs and import duties. The margins on export sales denominated in foreign currencies generally improve during periods when the U.S. dollar is weak relative to foreign currencies and may be adversely affected by a relative increase in the value of the U.S. dollar. INDSPEC maintains a policy of entering into foreign exchange contracts to hedge against currency fluctuations that could affect the value of INDSPEC's non-U.S. dollar receivables.

COMPETITION

     According to published industry data, prior to December 1991 there were four major worldwide commercial producers of resorcinol -- INDSPEC in the United States, Hoechst AG ("Hoechst") in Germany, and Sumitomo Chemical Company, Ltd. ("Sumitomo") and Mitsui Petrochemical Industries ("Mitsui") in Japan. INDSPEC's capacity accounted for approximately 50% of the total estimated capacity of the four major producers. In December 1991, Hoechst announced that it was closing its 11,000 ton resorcinol plant in Frankfurt, Germany. The plant had been restricted to producing 8,000 tons per year of resorcinol since 1987 by regulatory authorities. In February 1992, Sumitomo announced plans to increase its capacity for resorcinol production in Japan from 9,000 tons to 18,000 tons. Sumitomo cited increasing demand for resorcinol in office automation products and the Hoechst plant shutdown as the reasons for its expansion. The new Sumitomo plant began production in January 1994.

     Resorcinol can be produced using either a sulfonation fusion or hydroperoxidation process. INDSPEC uses the sulfonation fusion process, while Sumitomo and Mitsui use the hydroperoxidation process. INDSPEC believes that the cost to produce resorcinol is comparable under either process.

     INDSPEC is the largest domestic producer of sodium sulfite. The total domestic capacity for production of sodium sulfite is estimated to be 149,000 tons, with INDSPEC's by-product sulfite accounting for approximately 33% of this capacity. The aggregate annual capacity of the two other major producers is estimated to be 91,000 tons. The domestic capacity of saltcake is estimated to be 160,000 tons per year, with

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

INDSPEC's capacity of 32,000 tons accounting for approximately 20% of the total domestic capacity in calendar 1994.

RAW MATERIALS AND SUPPLIES

     INDSPEC's major raw materials are chemical feedstocks that have widespread applications. The major raw materials in the production of resorcinol are benzene, caustic soda and oleum. While there are alternative suppliers for these raw materials, INDSPEC currently purchases each of these raw materials from a single supplier. Management believes that benzene, caustic soda and oleum are, and will remain for the foreseeable future, in adequate supply. INDSPEC produces resorcinol-based resins and adhesives by combining phenol, formaldehyde and other chemicals with resorcinol. Although phenol is available from many suppliers, INDSPEC purchases phenol from a single supplier. Management believes that phenol and formaldehyde are, and will remain for the foreseeable future, in adequate supply. Historically, INDSPEC has increased the prices of its products to compensate for increases in raw material and other direct costs.

DISTRIBUTION

     Resorcinol is typically supplied in flake or powder form and generally packaged in bags or drums, although an increasing amount of resorcinol is delivered in liquid form. Resorcinol products are warehoused at the Petrolia Plant and at a nearby leased warehouse. INDSPEC's resorcinol and resorcinol-based products are shipped to domestic customers primarily by truck from its Petrolia Plant, while most export shipments are sent by ship to and distributed from leased warehouses in Rotterdam, Holland. Resorcinol products are also shipped to customers in the western United States from INDSPEC's licensee in Oregon and to customers in western Europe from INDSPEC's licensee in Norway. Most sodium sulfite and saltcake is shipped directly to consumers by bulk rail, barge and truck from the Petrolia Plant. INDSPEC utilizes railcars, silos and an independent warehouse to store and ship some sodium sulfite and saltcake.

CUSTOMERS

     In 1995, INDSPEC's products were sold to customers in over 50 countries. Only one customer accounted for 10% or more of INDSPEC's net sales during fiscal 1995. The Goodyear Tire & Rubber Company has acquired resorcinol and resorcinol-based resins from INDSPEC for over forty years, the most recent ten years of which have been pursuant to a series of contracts whereby, pursuant to a pricing formula, INDSPEC converts benzene supplied by or acquired for the account of Goodyear. All other raw materials and labor are supplied by INDSPEC. The current toll conversion agreements are renewable automatically for successive one-year periods and are in effect until at least December 31, 1996. Net sales of resorcinol and resorcinol-based resins to Goodyear represented approximately 22%, 20%, 19%, and 19% of total net sales of INDSPEC for the year ended March 31, 1993, the period April 1, 1993 to December 2, 1993, the period December 3, 1993 to March 31, 1994, and the year ended March 31, 1995, respectively.

RESEARCH AND DEVELOPMENT

     INDSPEC's management believes that an active research and development effort is important to the expansion of commercial applications of resorcinol. INDSPEC works actively with its customers to develop applications to solve customers' problems. INDSPEC continues to develop enhanced techniques for bonding new materials to tire bodies and linings to be incorporated into longer-wearing tires. In addition, INDSPEC is involved in a long-term effort to work with steel-belted tire manufacturers that use cobalt-based adhesive systems to encourage them to integrate resorcinol and cobalt to create an adhesive system that INDSPEC believes is superior to that afforded by cobalt alone. After undertaking extensive tire tests, some major international tire manufacturers have begun using the INDSPEC resin in combination with the cobalt-based system in the manufacture of truck tires.

     INDSPEC's research also focuses on the uses of resorcinol and its derivatives in the herbicide, color reprographics and fiber industries and on developing flame-retardant, resorcinol-based resins with reduced smoke emission characteristics as a substitute for some polyester products. Further, INDSPEC is continuing to develop wood adhesives for application in composite lumber products.

     INDSPEC leases laboratory space in a facility in Harmarville, Pennsylvania for research and development. INDSPEC has 20 research and development personnel, substantially all of whom have been with INDSPEC and its predecessors for an average of 15 years. Research and development expenses, including depreciation and allocated corporate charges, incurred by INDSPEC for the year ended March 31, 1993, the period April 1, 1993 to December 2, 1993, the period December 3, 1993 to March 31, 1994, and the year ended March 31, 1995 were $2.2 million, $1.5 million, $.7 million and $3.2 million, respectively. The increase in 1995 is due to INDSPEC's expenditures related to a pilot process that is part of INDSPEC's continuing efforts to develop its hydroperoxidation process for the production of resorcinol. See "Technology and Licensing."

TECHNOLOGY AND LICENSING

     INDSPEC acquired from Koppers the material patents, patent applications, trademarks, copyrights, transferable licenses, inventions, trade secrets, proprietary processes and formulae previously used in the business by Koppers. Among the trademarks acquired by INDSPEC was the Penacolite trademark which has been used to market resorcinol-based resins and adhesives since 1941. INDSPEC recently patented a new process for the manufacture of resorcinol, and holds approximately 65 patents covering resorcinol resins, adhesives and other resorcinol derivatives. INDSPEC believes that its patents concerning tire resins will help INDSPEC to maintain its leading market position in the tire industry. INDSPEC believes that these resins should have commercial appeal as tire manufacturers place greater emphasis on the low-fuming characteristics possessed by these resins.

     INDSPEC has developed and patented a modified hydroperoxidation process which INDSPEC would utilize if it decided to increase its capacity and build a new plant, since the construction cost of a hydroperoxidation plant is significantly less than that of a new plant using sulfonation fusion, the process currently used by INDSPEC to manufacture resorcinol. Since management expects long-term demand for resorcinol to continue to grow as new applications are developed, INDSPEC is continuing work on construction and operation of a pilot plant to commercialize INDSPEC's hydroperoxidation technology. As part of the 1993 Transactions, the Business Trust retained the patents for the hydroperoxidation process, but granted Chemical a non-exclusive license to use such process. The license provides that Chemical must expend not less than $1.0 million during the first five years of the term of the license to develop the process to produce resorcinol using the hydroperoxidation technology. In 1995, Chemical expended $1.4 million on the hydroperoxidation pilot plant project. In addition, Chemical must pay royalties to the Business Trust based on the lesser of certain percentages of gross revenues or net profits attributable to sales of resorcinol made by Chemical using the hydroperoxidation technology. Payment of the royalties is subject to certain limitations under INDSPEC's Senior Credit Facility and the Indenture. Additionally, the Senior Credit Facility and the Indenture contain restrictions on INDSPEC's ability to incur additional indebtedness which could limit INDSPEC's ability to construct a full-scale production facility to utilize the hydroperoxidation technology. The license agreement also grants Chemical a right of first refusal to purchase the patents if the Business Trust should ever desire to sell them.

     INDSPEC has granted to licensees in Oregon and Norway the right to use its technology to produce resorcinol-based resins and adhesives on INDSPEC's behalf. See "Sales and Marketing."

ENVIRONMENTAL REGULATION

     INDSPEC believes that its operations are in compliance in all material respects with applicable environmental laws and regulations. However, chemical manufacturing companies are subject to extensive environmental, health and safety laws and regulations, many of which provide for potential fines and criminal penalties of a significant nature. Accordingly, the normal operations of a chemical manufacturing plant and the transportation, storage and disposal of products and wastes necessarily involve a risk that a violation of these laws and regulations could result in a material penalty or other sanctions. INDSPEC is not aware of any adverse environmental occurrences of a material nature in 1995.

     No claims have been made against INDSPEC relating to Koppers operations prior to the Original Acquisition. As described below, the Asset Purchase Agreement relating to the Original Acquisition (the "Asset Purchase Agreement") provides an indemnity from Koppers with regard to such claims, in the event any may occur in the future.

     According to the Asset Purchase Agreement, Koppers (now BEI) is obligated to indemnify INDSPEC against any environmental liability or obligation arising from the failure to comply with environmental laws prior to the closing of the Original Acquisition in 1988; agreements, orders and decrees in effect at such time; claims for environmental liability for acts or omissions relating to the Petrolia Plant or the Tuscaloosa Plant (collectively, the "Plants") occurring prior to closing of the Original Acquisition; and activities of Koppers and its predecessors occurring at any time at properties not acquired by INDSPEC. The environmental indemnification obligation survives until December 2000, except for claims arising from off-site activities prior to December 1988, for which the indemnification obligation survives indefinitely. Beazer PLC of Great Britain, the parent of BEI, has guaranteed performance of the environmental indemnification obligation. Beazer PLC is currently a subsidiary of Hanson Industries, Ltd. Subject to certain limitations, INDSPEC is obligated to indemnify Koppers against any environmental liability or obligation arising from acts or omissions relating to the Plants occurring after the Original Acquisition and any expense necessary to comply with any law relating to the physical structure of the facilities acquired from Koppers, including the removal of asbestos or polychlorinated biphenyls. INDSPEC also is obligated to indemnify Koppers against any on-site environmental liability or obligation for any matter for which a claim has not been made before December 2000.

     Prior to the Original Acquisition, Koppers encountered environmental compliance problems and potential liabilities arising from wastewater discharges, the contamination of soils and groundwater, excessive emissions of particulates and other air pollutants, and the disposal of potentially hazardous waste materials in connection with the operation of the Plants. INDSPEC understands that BEI is responding to claims regarding disposal of material which could relate to the Petrolia Plant. INDSPEC has not been named in any such claims. On November 13, 1995, INDSPEC filed a notice of claim with Beazer seeking indemnification for the cost of remediation of the release of pollutants at the Petrolia Plant, which INDSPEC preliminarily estimated would cost up to $2.1 million. As part of its on-going clean-up at the site, BEI has constructed and operates a groundwater collection system and treatment facility on the Petrolia Plant site to clean up groundwater contamination relating to the period prior to the Original Acquisition. In addition, Koppers implemented, and INDSPEC has continued, a program designed to ensure that its operations comply with applicable environmental regulations and permits.

     INDSPEC monitors federal, state and local regulations governing air emissions, wastewater discharges, waste management and disposal and land use; the manufacturing, use and distribution of chemical products; employee health and safety; and other activities that may affect the environment, all of which may affect INDSPEC's operations. In particular, additional capital expenditures may be required as a result of (i) regulations to be issued pursuant to the Clean Air Act Amendments of 1990, (ii) regulations recently issued concerning Process Safety Management, (iii) proposed regulations concerning exposure limits for benzene and formaldehyde and (iv) regulations to be issued pursuant to the Pennsylvania Residual Waste Regulations. These regulations will also likely require some additional ongoing compliance costs, although the extent of the impact on INDSPEC cannot be estimated yet. INDSPEC has identified anticipated capital expenditures relating to these and other environmental requirements of up to $1.2 million to be spent over the next two fiscal years, although it is not certain how much of this amount will actually be required.

EMPLOYEES

     As of December 1, 1995, INDSPEC employed 372 persons. The employees fall into four general categories based on the nature of their employment: research and product development; operations; marketing; and administration and support. Currently, 20 employees are involved in research and product development, 323 employees (5 of whom are based in Pittsburgh) are involved in the operations of the Petrolia Plant,

19 employees are assigned to marketing functions, and 10 employees perform administrative and support services. Management considers relations with its employees to be satisfactory.

     Of INDSPEC's 318 employees located at the Petrolia Plant, 227 are represented by Local 13300 of the United Steelworkers of America (the "USWA"). In April 1995, INDSPEC and the USWA reached agreement on a revision and renewal of their collective bargaining agreement extending to April 1999 with increases of approximately 4-5% for each year of the agreement. This agreement automatically renews annually, subject to termination or modification by either party upon 60 days notice given prior to April 1999 or any anniversary thereof.

PROPERTIES

     INDSPEC's principal facilities consist of the Petrolia Plant and the Harmarville research facility. The Petrolia Plant is situated on a 262-acre tract owned by INDSPEC. The Harmarville research and development facility contains 16,500 square feet and is currently leased on a month-to-month basis, although INDSPEC is continuing negotiations for a long-term lease renewal. As of December 1, 1995, INDSPEC also owns or leases storage facilities and leases approximately 452 railcars. In addition, INDSPEC has entered into a lease of approximately 12,000 square feet of office space in Pittsburgh, Pennsylvania for its principal executive offices which expires in March 1999. INDSPEC also has a sales office in Rotterdam, Holland which it rents pursuant to a lease expiring in May 1999. Previously, INDSPEC operated the Tuscaloosa Plant which was located on a 7.5-acre site held pursuant to a prepaid lease that expires in 1999. This lease was assigned to Southern Ionics, Inc. in January 1996.

LEGAL PROCEEDINGS

     INDSPEC is a party to certain claims and legal proceedings, none of which INDSPEC believes will have a material adverse effect on its financial condition or its results of operations.

              SELECTED HISTORICAL FINANCIAL INFORMATION OF INDSPEC

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                   PREDECESSOR                                                  INDSPEC
                  ------------------------------------------------  -----------------------------------------------------------
                    YEAR        YEAR      YEAR         PERIOD           PERIOD          YEAR        NINE MONTHS    NINE MONTHS
                    ENDED      ENDED      ENDED    APRIL 1, 1993-   DECEMBER 3, 1993-   ENDED          ENDED          ENDED
                  MARCH 31,  MARCH 31,  MARCH 31,    DECEMBER 2,      MARCH 31,        MARCH 31,    DECEMBER 31,   DECEMBER 31,
                    1991       1992       1993          1993             1994            1995          1994            1995
                 ---------   ---------  ---------  --------------   -----------------  ---------  ------------     ------------
Net
 Sales(1).....  $ 98,719    $ 93,267    $ 99,829       $ 70,778          $ 33,094       $117,352      $ 82,907        $ 95,012
Operating
Expenses(1)...    66,679      63,532      64,641         45,635            22,648         78,584        56,123          62,046
Provision for
 loss (reco-
 very) on rec-
 eivable(2)...        --          --       1,300           (737)               --             --            --              --
Provision for
 loss (reco-
 very) on
 Tuscaloosa
 facility(1)..        --          --       2,270         (1,000)               --             --            --              --
Depreciation
 and amorti-
 zation(3)....    17,115      12,349      14,064          8,291             4,423         15,484        10,901          11,445
                --------    --------    --------       --------          --------       --------      --------        --------
Income before
 interest,
 taxes,
 extraordi-
 nary items,
 and account-
 ing method
 changes......    14,925      17,386      17,554         18,589             6,023         23,284        15,883          21,521
Interest
 expense......    21,880      19,040      16,895         10,822             6,029         18,407        13,615          13,603
Income
 taxes........        --          --         378          2,621                --            450          (217)          3,135
                --------    --------    --------       --------          --------       --------      --------        --------
Income (loss)
 before ex-
 traordinary
 items and
 accounting
 method
 changes......    (6,955)     (1,654)        281          5,146                (6)         4,427         2,485           4,783
Extraordinary
 gain on note
 redemption...        --          --          --             --                --             --            --             342
Extraordinary
 credit --
 utilization
 of tax loss
 carry-
 forward......        --          --         302             --                --             --            --              --
Extraordinary
 loss on
 reorganiza-
 tion.........        --          --          --         (8,470)               --             --            --              --
Cumulative
 effect of
 changes in
 accounting
 methods......        --          --          --          2,232                --             --            --              --
                --------    --------    --------       --------          --------       --------      --------        --------
Net income
 (loss).......  $ (6,955)   $ (1,654)   $    583       $ (1,092)         $     (6)      $  4,427      $  2,485        $  5,125
                ========    ========    ========       ========          ========       ========      ========        ========
(Loss) income
 per share of
 common stock
 before
 extra-
 ordinary
 items and
 changes in
 accounting
 methods......  $(106.40)   $ (39.80)   $ (36.52)      $  24.52          $  (0.13)      $  79.61      $  47.86        $  86.02
Earnings per
 share effect
 of gain on
 redemption
 of notes.....        --          --          --             --                --             --            --            6.15
Earnings per
 share effect
 of extra-
 ordinary
 items........        --          --        3.46         (97.25)               --             --            --              --
Earnings per
 share effect
 of account-
 ing method
 changes......        --          --          --          25.63                --             --            --              --
                --------    --------    --------       --------          --------       --------      --------        --------
Net income
 (loss) per
 common
 share........  $(106.40)   $ (39.80)   $ (33.06)      $ (47.10)         $  (0.13)      $  79.61      $  47.86        $  92.17
                ========    ========    ========       ========          ========       ========      ========        ========

                MARCH 31,   MARCH 31,   MARCH 31,    DECEMBER 2,          MARCH 31,       MARCH 31,   DECEMBER 31,   DECEMBER 31,
                  1991        1992        1993           1993               1994            1995          1994           1995
                ---------   ---------   ---------   --------------    -----------------   ---------   ------------   ------------
Accounts
 receivable...  $ 11,792    $ 12,709    $ 14,014       $ 14,483          $ 15,621       $ 16,317      $ 16,338        $ 15,814
Inventory.....    16,176      15,266      15,505         14,879            14,369         14,863        13,963          20,028
Net fixed
 assets(4)....    80,845      76,308      69,885         68,784           104,178        100,202       102,124          97,704
Total
 assets(4)....   183,172     172,372     161,895        171,267           238,288        228,358       230,822         224,901
Long term
 debt
  (including
  current
portion)(4)...   160,355     152,052     143,067        134,866           189,738        174,808       181,246         162,582
Redeemable
 preferred
 stock........    14,699      16,417      16,505         17,750                --             --            --              --

---------------
(1) In 1993, Predecessor closed the synthetic sulfite production facility in
    Tuscaloosa, Alabama, established a reserve for loss on disposal of $2.3 million and accounted for the transaction as a discontinuance of a portion of a business segment. In October 1993, Predecessor restarted the facility, reversed $1.0 million of the aforementioned reserve, and restated the financials to include all historical results of the Tuscaloosa operation in sales and revenue.

(2) In 1993, Predecessor established a reserve of $1.3 million for the possible uncollectibility of a receivable from the Soviet Union. In September 1993, Predecessor accepted a reduced payment amount that netted the Predecessor
    $.7 million in income.

(3) The decrease in depreciation and amortization in the year ended March 31, 1992 is due to the extension of useful lives on various assets.

(4) The increase in assets as of March 31, 1994 relates to the step-up in basis of assets for the purchase accounting of INDSPEC and the increase in liabilities reflects the new debt structure of INDSPEC as a result of the financing of the acquisition.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     For purposes of this discussion, no distinction is made between the operations of Predecessor and INDSPEC, except where the distinction is required so as not to be confusing.

RESULTS OF OPERATIONS

     Set forth below is a discussion of the results of operations of INDSPEC for the three- and nine-month periods ended December 31, 1995 compared to the corresponding periods of the previous year, and for the twelve-month periods ended March 31, 1995, 1994 and 1993, each compared to the respective preceding twelve-month period.

  THREE- AND NINE-MONTH PERIODS ENDED DECEMBER 31, 1995

     Total revenue increased 4% and 15% for the quarter and nine-month periods ended December 31, 1995, respectively. Compared to the prior year period, revenue from the sale of resorcinol declined 1% for the quarter as a 21% increase in unit pricing offset a 19% decline in unit volume. Year-to-date revenue from the sale of resorcinol increased 15% due to an 18% increase in unit pricing and a 3% decline in unit volume. Revenue from resorcinol-based tire resins had increased 17% for the year and 14% for the quarter due principally to increased unit pricing. Revenue from resorcinol-based wood adhesives also increased 14% compared to the prior year period due to increased unit pricing. Revenue from the sale of by-product sodium sulfite increased 14% for the nine-month period due to a large export shipment while unit pricing has declined 6%.

     Cost of goods sold (excluding depreciation and amortization) as a percent of sales declined from 57% to 50% compared to the same quarter of the prior year due to higher unit prices for resorcinol and the profitable liquidation of the Company's inventory of raw materials at its synthetic sulfite plant in Tuscaloosa, Alabama. For the nine months ended December 31, 1995, the average production cost of a pound of resorcinol increased 10% compared to the prior year as the Company encountered production problems due to supply interruptions of oleum, a key raw material and the continued effect of higher caustic soda prices. Benzene prices were lower in the quarter and helped offset the increase in caustic prices. The Company completed its scheduled maintenance turnaround in October in the normal time and cost required for the Petrolia Plant to complete a turnaround.

     Selling, research, general, and administrative expenses increased 15% in the quarter and 16% year-to-date due to higher profit sharing paid to all employees and research and development costs related to the Company's on-going research in the area of hydroperoxidation technology for the production of resorcinol. The Company expects that selling, research, general and administrative expenses will continue to be higher than the prior year as the Company continues to reward its employees for increased performance via quarterly profit sharing payments.

  TWELVE-MONTH PERIOD ENDED MARCH 31, 1995

     Revenue from the sale of resorcinol and resorcinol-based products increased 12% for the twelve-month period ended March 31, 1995 compared to the prior year. For the twelve-month period ended March 31, 1995, revenue from domestic sales of resorcinol increased 22% compared to the prior year and unit pricing declined 2%. Average pricing for the quarter ended March 31, 1995 increased 14% and 10% over the average pricing for domestic resorcinol achieved in the quarters ended December 31, 1994 and March 31, 1994, respectively. The large volume increase is principally due to increasing use of resorcinol as a fire retardant additive to plastics. Revenue from export sales of resorcinol increased 6% due to a 3% increase in unit pricing and a 3% increase in unit volume. Unit pricing on export sales for the quarter ended March 31, 1995 increased 13% and 20% compared to the quarters ended December 31, 1994 and March 31, 1994, respectively, due to a combination of the weaker U.S. dollar and increased pricing to the end user. Revenue from toll production increased 8% over the prior year due to higher volume. For fiscal 1995, revenue from the sale of tire resins increased 20% due to increases in unit volume. Revenue from the sale of adhesives to the specialized wood products industry increased 11% for the twelve-month period ended March 31, 1995 due to higher unit prices.

     Cost of sales (before depreciation and amortization) as a percent of sales declined from 57% in 1994 to 55% in 1995. For fiscal 1995, cost of sales was favorably affected by lower average caustic soda prices and, to a lesser degree, lower benzene prices. However, caustic soda prices increased dramatically in the last two quarters of fiscal 1995, and INDSPEC expects its average cost of caustic soda to be higher in fiscal 1996. This has been offset by higher manufacturing costs and lower by-product credits due to the decreased value of by-product sulfite and saltcake. During the year ended March 31, 1995, modifications were made to the Petrolia Plant that increased its capacity by 8%. For fiscal 1995, the Tuscaloosa Plant operated at a net loss of $1.4 million due principally to depreciation and amortization expense of $1.1 million. Effective April 1, 1995, INDSPEC entered into an agreement with Southern Ionics, Inc. pursuant to which Southern Ionics has hired substantially all INDSPEC's Tuscaloosa employees and will assume responsibility for substantially all the operations of the Tuscaloosa Plant.

     Revenue from the sale of by-product sodium sulfite declined 9% from the prior year. The volume of sulfite sales declined 4% in the period, and there was a 5% decline in unit prices due to higher freight costs. In March 1994, INDSPEC entered into a long-term agreement with a pulp and paper manufacturer for the sale of saltcake. As a result of this contract, INDSPEC sold all its excess saltcake inventory, although at lower unit pricing than in prior years. INDSPEC continues to experience difficulty selling all of its by-product sulfite due to the switch by several of its paper customers to processing recycled paper and competition from other producers of by-product sulfite. This has negatively affected earnings due to the higher storage and handling costs for the excess inventory.

     Selling, research, general and administrative expenses increased 60% from the prior year due to higher fees paid to Castle Harlan for management services; higher employee compensation costs, principally compensation for officers; expenses related to the pilot work to develop INDSPEC's patented hydroperoxidation technology; and increased profit sharing to all employees.

     During the year, INDSPEC changed the discount rate assumed in calculating its pension and postretirement costs from 7% to 8.25%. This change in assumption decreased INDSPEC's accumulated benefit obligation on its retirement plans by $2.1 million as of March 31, 1995 and decreased its accumulated postretirement benefit obligation by $1.4 million as of March 31, 1995.

  TWELVE-MONTH PERIOD ENDED MARCH 31, 1994

     Revenue from the sale of resorcinol and resorcinol-based products increased 7% for the twelve-month period ended March 31, 1994 compared to the prior year. For the twelve-month period ended March 31, 1994, revenue from domestic sales of resorcinol increased 35% compared to the prior year and unit pricing increased 2%. The large volume increase is principally due to increasing use of resorcinol as a fire retardant additive to plastics. Revenue from export sales of resorcinol declined 1% due to a 4% decline in unit pricing. The decline in unit pricing is attributable to the stronger U.S. dollar in the second half of calendar 1993. Revenue from toll production declined 2% over the prior year due to lower unit pricing. For the year, revenue from the sale of tire resins increased 7% due to a 4% increase in unit volume and a 3% increase in unit prices. Revenue from the sale of adhesives to the specialized wood products industry (including INDSPEC's new adhesive system that utilizes a liquid hardener) increased by 20% for the twelve-month period ended March 31, 1994 due to higher volume. The increase in volume is due to increased acceptance of INDSPEC's new line of wood adhesives.

     Cost of sales (before depreciation and amortization) as a percent of sales was unchanged from the prior year. For the year, cost of sales has been favorably affected by lower caustic soda prices and, to a lesser degree, lower benzene prices. This has been offset by higher manufacturing costs as the plant ran close to capacity, increased costs due to the accrual for retiree medical costs, and lower by-product credits due to the decreased value of by-product sulfite and saltcake.

     Revenue from the sale of by-product sodium sulfite was 17% lower than the prior year. The volume of sulfite sales increased 15% in the period, but this was offset by a 27% decline in unit prices due to higher freight costs. INDSPEC continues to experience difficulty selling all of its by-product sulfite and saltcake due to the switch by several of its paper customers to processing recycled paper and to low caustic soda prices, a component of many competing products. This has negatively affected earnings due to the higher storage and handling costs for the excess inventory. In March 1994, INDSPEC entered into a long-term agreement with a pulp and paper manufacturer for the sale of saltcake (see "Results of Operations -- Twelve-Month Period Ended March 31, 1995").

     After the close of the quarter ended September 30, 1993, Predecessor made the decision to restart its idled synthetic sulfite operation at the Tuscaloosa Plant. Predecessor closed this facility in 1991 due to the start-up of a competing plant by Solvay Minerals Company (formerly Tenneco Soda Ash Company) ("Solvay") in Green River, Wyoming. The principal raw materials for the Tuscaloosa Plant to produce synthetic sodium sulfite are caustic soda and sulfur. In 1991, due to Solvay's raw material position, Predecessor concluded that Solvay had a significant cost advantage over Predecessor more than offsetting the additional freight Solvay would incur to service Predecessor's market in the southeastern United States. At that time, Predecessor entered into an arrangement with Solvay to sell Solvay a copy of Predecessor's customer list in return for a royalty and to produce synthetic sodium sulfite on Solvay's behalf until Solvay's plant became operational. In January 1993, Predecessor made a final determination to terminate its efforts to find alternative uses for the facility. Consequently, Predecessor recognized a provision for loss on disposal of $2.3 million in order to reduce Predecessor's carrying value to $.5 million as of March 31, 1993. Subsequently, Predecessor was approached by a number of caustic soda producers with very low, multi-year pricing on caustic soda. Based on these proposals, Predecessor's management concluded that Predecessor could again profitably produce and deliver synthetic sodium sulfite to customers in the Southeast. Predecessor has negotiated agreements with suppliers that will keep this cost advantage for a minimum of two years. Predecessor commenced efforts to reopen the Tuscaloosa Plant in October 1993 and began producing and marketing synthetic sodium sulfite in March 1994. The cost to reopen the Tuscaloosa Plant was approximately $400,000. Due to the decision to restart the Tuscaloosa Plant, in October 1993, Predecessor reversed $1.0 million of the aforementioned $2.3 million provision in October 1993.

     In the twelve-month period ended March 31, 1994, INDSPEC booked income from royalty payments from Solvay of $150,000 compared to $1.3 million in the prior year.

     Selling, research, general and administrative expenses increased 13% due to higher fees paid to Castle Harlan for management services and to higher employee compensation costs, principally compensation for officers.

     In September 1993, Predecessor accepted from the Russian government an amount that netted Predecessor approximately $700,000 after all expenses as final payment for an outstanding receivable in the amount of $1.3 million. This receivable related to sales of resorcinol to the former Soviet Union in February and March of 1990. After attempting to collect the receivable for three years, Predecessor elected to reflect an expense of $1.3 million to fully reserve against the probable loss on this receivable. Due to the collection of a portion of this receivable, Predecessor reflected an increase in other income of $737,000.

     As part of the 1993 Transactions and early retirement of debt, Predecessor incurred transaction expenses during the period April 1, 1993 to December 2, 1993. These transaction expenses totaled $14.0 million (before tax benefit of $5.5 million) and consisted of $8.1 million in premiums for the early retirement of debt and preferred stock, $3.6 million to write off unamortized financing costs and to properly reflect the face amount of junior subordinated debentures that were originally issued at a discount, $.6 million to unwind interest rate swap agreements, and $1.7 million of net interest cost for the defeasance of the debt and junior subordinated debentures of Predecessor. These costs are reflected as an extraordinary expense of Predecessor. Additionally, INDSPEC incurred $11.2 million of transaction costs as follows: fees associated with the subordinated debentures of $4.2 million, fees associated with the term debt of $4.2 million, and other fees of $2.8 million. These fees have been capitalized and are being amortized over the life of the related debt or goodwill.

  TWELVE-MONTH PERIOD ENDED MARCH 31, 1993

     Revenue from products produced at the Petrolia Plant for 1993 increased 12% due principally to a 10% increase in the volume of resorcinol sold. Domestic volume for resorcinol increased 14% due to higher usage of resorcinol as a fire retardant and generally improved conditions in the tire industry. Unit pricing on resorcinol declined 4% compared to the average for 1992. Export volume increased 6% due to increased volume in

Europe. Unit pricing on export sales of resorcinol increased 12% over the prior year levels. Revenue from toll production of resorcinol for Goodyear increased 9% due to a 12% volume increase. Revenue from the sale of resorcinol resins increased 17% due to a 13% increase in volume and a 4% price increase. The increase in volume was due to higher production levels at domestic tire plants. Revenue from sales of resorcinol adhesives declined 2% with an 8% increase in volume offsetting a 10% decline in unit pricing. In 1993, INDSPEC developed a new resorcinol adhesive system that utilizes a liquid hardener and has gained excellent acceptance in the adhesive industry. Net revenue from the sale of by-product sulfite declined 17% due entirely to lower average net selling prices. INDSPEC continued to sell more of its sulfite in export markets which require higher freight costs. Revenue from the sale of saltcake increased 7% due to higher volume; however, in the fourth quarter of 1993 INDSPEC began experiencing difficulty selling all its saltcake. The principal reasons for the lower demand were the low cost of alternate materials and lower demand for saltcake as more paper companies switched to recycled materials as their principal feedstock. Revenue from the sale of other resorcinol derivatives increased 15%. These products comprised approximately 2% of sales.

     Revenue from synthetic sodium sulfite declined from $5.2 million to $1.3 million due to the termination of production for Solvay from the Tuscaloosa Plant.

     Overall cost of sales as a percent of revenue before depreciation and amortization on products produced at the Petrolia Plant declined from 60% to 57% due to generally high operating rates at the Petrolia Plant. Net raw material costs increased 5% due to lower by-product credits. During the fourth quarter caustic soda prices began declining. Plant costs excluding depreciation and amortization increased 5% over 1992; however, since the plant produced 7% more resorcinol than in 1992, the per unit cost of producing resorcinol was unchanged. The termination of production of synthetic sodium sulfite at the Tuscaloosa Plant resulted in a $3.4 million reduction in cost of goods sold.

     Selling, research, general and administrative expenses increased by $1.1 million during 1993 due to payment of profit sharing expenses in the quarters ended June 30 and September 30, 1992 in the aggregate amount of $546,000.

LIQUIDITY AND CAPITAL RESOURCES

  NINE-MONTH PERIOD ENDED DECEMBER 31, 1995

     INDSPEC generated $33.0 million of earnings before depreciation, interest, taxes and amortization for the nine months ended December 31, 1995 compared to $26.8 million for the same period of the prior year, an increase of 23%. During the nine months ended December 31, 1995, INDSPEC repaid $13.6 million of borrowings from its term lenders. INDSPEC also recognized interest expense of $7.3 million related to Chemical's subordinated discount notes, none of which was payable in cash. In May 1995, INDSPEC utilized its credit facility to redeem $8.3 million of Chemical's subordinated notes at a pre-tax gain of $589,000. These notes were originally acquired by Lehman Brothers, Inc. as part of a swap agreement discussed more fully below. Inventory increased from $14.9 million as of March 1995 to $20.0 million as of December 31, 1995 as INDSPEC increased its inventory of resorcinol through September in anticipation of a maintenance turnaround in October and then experienced lower than expected demand following the turnaround.

     During the nine months ended December 31, 1995, INDSPEC expended a total of $4.6 million on capital expenditures to maintain the plant and make necessary environmental and production improvements. INDSPEC has established a budget of approximately $7.0 million for capital expenditures for the fiscal year ended March 1996. INDSPEC anticipates that internally generated funds, coupled with short-term borrowings under its $20 million credit facility will continue to be sufficient to fund domestic and international operations, capital investment, and research and development.

  TWELVE-MONTH PERIOD ENDED MARCH 31, 1995

     INDSPEC generated $38.8 million of EBITDA in fiscal 1995 compared to $35.6 million in the prior twelve months, an increase of 9%. INDSPEC utilized these earnings to fund $5.6 million of capital expenditures, to pay $8.4 million of cash interest expense, to retire $14.3 million of term debt (including revolver), to retire $10.2 million of Chemical's subordinated notes and the balance to fund working capital requirements. After giving effect to accretion on the subordinated discount notes, INDSPEC retired $14.9 million of debt in 1995. In December 1994, INDSPEC entered into an interest rate swap agreement with Lehman Brothers, Inc. that allowed INDSPEC to pay interest on a current basis on $12.9 million face amount ($8.3 million of accreted value) of subordinated notes at the floating rate of LIBOR plus 2 1/4 points for a six-month period. As part of that transaction, Lehman and INDSPEC agreed that INDSPEC would bear the economic risk of any gain or loss during the six-month swap period and that INDSPEC would have the right, but not the obligation, to repurchase the notes at Lehman's basis during the swap period.

     Sales denominated in foreign currencies and the related accounts receivable are recognized in U.S. dollars using the exchange rates in effect at the date of the sale (measurement dates). INDSPEC had $4,300,000 and $5,100,000 of trade receivables denominated in foreign currencies at March 31, 1994 and March 31, 1995, respectively. In addition, at March 31, 1995, INDSPEC had forward exchange contracts, which mature throughout 1995, to purchase $7,400,000 with Dutch guilders. Unrealized gains and losses are recognized in income for the effect of fluctuations in exchange rates from the measurement dates to the end of INDSPEC's reporting period.

     The income tax rate is less than the statutory rate in both the 1995 and 1994 periods principally as a result of changes in net deferred tax assets and liabilities. The differences between pre-tax income and taxable income relate primarily to depreciation and amortization. Deferred tax assets include all net operating loss (NOL) carryforwards available to INDSPEC. Under SFAS No. 109, which INDSPEC adopted as of April 1, 1993, INDSPEC was required to record the net realizable value of these NOL carryforwards as an asset for book purposes. The reserve remained unchanged for 1995. These NOL carryforwards expire in the years 2004 through 2009.

     INDSPEC anticipates that internally generated cash flow, together with the revolving loan facility, will be sufficient to fund domestic and international operations, research and development and its obligations to its creditors, including any early retirement of debt.

     INDSPEC expects to spend $7.0 million on capital expenditures in 1996 compared to expenditures of $5.1 million, $3.0 million, $1.5 million, and $5.6 million for 1993, for the period April 1, 1993 to December 2, 1993, for the period December 3, 1993 to March 31, 1994, and 1995, respectively. The planned expenditures relate principally to improvements at the Petrolia Plant and include expenditures designed to increase its annual capacity by an additional 2-3 million pounds. The Senior Credit Facility contains a covenant that restricts capital expenditures to $8.5 million per year plus up to $3.0 million of unutilized allowance to be carried forward to the next year.

     The Senior Credit Facility and the Indenture also contain limitations on INDSPEC's ability to incur additional indebtedness, transfer assets, pay dividends, and guarantee the indebtedness of others. In addition, the Senior Credit Facility provides for mandatory prepayments of the term loans and, following repayment of the term loans, reductions to the commitments under the revolving loan facility, in amounts equal to 100% of the net proceeds from the issuance of any additional debt and sales of stock of INDSPEC, 100% of the net proceeds from any asset sales by INDSPEC, subject to certain exceptions, and 50% of annual excess cash flow of INDSPEC. Each of these provisions could limit INDSPEC's ability to expand its operations. The consent of the lenders under the Senior Credit Facility is required to permit consummation of the Transactions contemplated by the Exchange Agreement.

                             MANAGEMENT OF INDSPEC

DIRECTORS AND EXECUTIVE OFFICERS OF INDSPEC

     The directors and executive officers of INDSPEC, each of whom has served INDSPEC in the capacities indicated since consummation of the 1993 Transactions on December 2, 1993, are as follows:

                                        POSITION WITH INDSPEC           POSITION WITH INDSPEC
         NAME             AGE           CHEMICAL CORPORATION             HOLDING CORPORATION
----------------------    ----    ---------------------------------    ------------------------
Frank M. Spinola           51     President, Chief Executive           President and Director
                                    Officer and Director
Ernie L. Danner            41     Executive Vice President, Chief      Vice President,
                                    Financial Officer and Director       Treasurer and Director
Donald V. Todd             60     Vice President, Sales and
                                    Marketing
Fred M. Covelli            53     Vice President, Research and
                                    Development
William S. Lee             43     General Counsel, Vice President      Secretary
                                    and Secretary
Jerome W. Wagoner          53     Assistant Vice President,
                                    Petrolia Plant Operations
Barbara B. Buchner         42     Assistant Vice President, Quality
                                    Assurance
Jan Roozenbeek             62     Assistant Vice President-Europe
John K. Castle             55     Director                             Director
T. J. Dermot Dunphy        63     Director                             Director
Vincent R. Scorsone        60     Director                             Director
Jeffrey M. Siegal          36     Director                             Director
Richard Y. Smith           52     Director                             Director

     FRANK M. SPINOLA served as President, Chief Executive Officer and a director of Predecessor from its formation in December 1988. Prior thereto, Mr. Spinola was employed by Koppers for 22 years, most recently as a Vice President and the General Manager of the Industrial Specialty Chemicals division ("ISC") from January to December 1988 and as the Manager of the Industrial Products division's plant in Cicero, Illinois from 1984 to 1988. From 1966 to 1984, he served in various operational and managerial positions with Koppers. Mr. Spinola also serves as a member of Chemical's executive committee, as President of the Business Trust and as President and a director of INDSPEC Technologies Corporation, the trustee of the Business Trust (the "Business Trustee").

     ERNIE L. DANNER joined Predecessor upon its formation in December 1988 and served as Vice President, Chief Financial Officer and Treasurer. Prior to that time, he was the Vice President--Finance, Administration and Planning of Adams & Porter, an international agency specializing in marine and energy insurance, from 1984 to December 1988. Mr. Danner also serves as Vice President and Treasurer of the Business Trust and as Vice President and Treasurer and a director of the Business Trustee.

     DONALD V. TODD was employed by Koppers for 30 years, most recently as the Manager of Sales and Marketing of ISC from 1986 to 1988 and as the Regional Sales Manager of ISC from 1983 to 1986, prior to joining Predecessor upon its formation in December 1988. From 1958 to 1983, he served in various technical, sales and marketing positions with Koppers.

     FRED M. COVELLI was employed by Koppers for 23 years, most recently as the Manager of Business Development -- Resorcinol Products of ISC from 1987 to 1988 and as the Manager of the Antioxidants and Specialty Chemicals Department of ISC from 1982 to 1987, prior to joining Predecessor upon its formation in December 1988. From 1965 to 1982, he served in various research and engineering capacities with Koppers.

     WILLIAM S. LEE served as General Counsel and Secretary of Predecessor beginning in June 1989. He is an attorney, licensed in Pennsylvania and Texas. He is also a CPA, licensed in Texas. From 1981 until joining Predecessor, he was in private practice with Golden, Potts, Boeckmen, and Wilson, a Dallas, Texas law firm. Mr. Lee also serves as Secretary of the Business Trust and the Business Trustee.

     JEROME W. WAGONER was employed by Koppers for 28 years, most recently as the Plant Manager of the Petrolia Plant from 1978 to 1988 when he joined Predecessor. From 1960 to 1978, he served in various operational positions with Koppers.

     BARBARA B. BUCHNER was employed by Koppers for 12 years, most recently as the Director of Quality Assurance of the Chemical Systems Sector from 1984 to 1988 and as the Manager of Product Quality for ISC from 1982 to 1984, prior to joining Predecessor upon its formation in December 1988. From 1976 to 1982, she worked in the Resorcinol Products Development Group of Koppers.

     JAN ROOZENBEEK was elected as Assistant Vice President -- Europe of Predecessor in January 1992. Prior to that time, he served as Predecessor's Director of Sales--Europe. Prior to the Original Acquisition, Mr. Roozenbeek was employed by Koppers for 23 years in various sales positions. Mr. Roozenbeek has managed the Rotterdam office since 1987.

     JOHN K. CASTLE is Chairman of Castle Harlan, President and Chief Executive Officer of Branford Castle, Inc., an investment company, and a General Partner of Legend Capital Group, L.P. He is also Chairman of Castle Harlan GP, Inc., the general partner of the general partner of CHPII. Immediately prior to forming Branford Castle, Inc. in 1986, Mr. Castle was President and Chief Executive Officer and a director of Donaldson, Lufkin & Jenrette, which he joined in 1965. Mr. Castle is a director of UNC, Inc., Sealed Air Corporation, and the Quantum Restaurant Group, Inc. He is also a trustee of the New York Medical College (for 11 years he was Chairman of the Board), a member of the Corporation of the Massachusetts Institute of Technology and has served as a director of Equitable Life Assurance Society of the United States. Mr. Castle also serves as a member of Chemical's executive and compensation committees, a member of INDSPEC's compensation committee and as a director of the Business Trustee.

     T. J. DERMOT DUNPHY has been the Chief Executive Officer, President and a director of Sealed Air Corp. (a protective packaging products and systems manufacturer) since 1971. Mr. Dunphy is also a director of Public Service Enterprise Group, Inc., United Jersey Bank and UJB Financial Corp. Mr. Dunphy serves as a member of the compensation committee of each of Chemical and INDSPEC.

     VINCENT R. SCORSONE served as a Director of Predecessor since January 1989. Mr. Scorsone was employed by Aluminum Company of America, an aluminum manufacturing company, from 1960 until his retirement in January 1994, most recently serving as Executive Vice President -- Chairman's Counsel from 1991 to 1994, the Group Vice President -- Alcoa Aerospace & Industrial Products from 1986 to 1991, the Group Vice President -- Primary Products from 1985 to 1986, the Group Vice President -- Primary Metals from 1984 to 1985, and the Vice President -- Primary Metals from 1982 to 1984. Mr. Scorsone serves as a member of INDSPEC's audit committee. Mr. Scorsone is also a director of Quanex Corp.

     JEFFREY M. SIEGAL has been an executive with Castle Harlan from 1989 to the present. He currently serves as Managing Director. From 1984 until 1987, he served in the Air Force Systems Command of the United States Air Force, ultimately as a Captain and Program Manager. Mr. Siegal also serves as a member of Chemical's executive and audit committees and as a director of the Business Trustee.

     RICHARD Y. SMITH has been the sole proprietor of Evergreen Capital Partners Inc., a merchant banking firm, since April 1993. Prior to founding Evergreen, he was a Managing Director of Chemical Bank from 1987 to 1993 with responsibilities in corporate finance and as head of Chemical's Principal Transactions Group. Prior to joining Chemical Bank, Mr. Smith was a Senior Vice President and a member of the corporate finance group of Rothschild Inc., an investment banking, venture capital and investment management firm. Mr. Smith also serves as a member of Chemical's compensation and audit committees, as a member of INDSPEC's compensation committee and as a director of the Business Trustee.

     Each director holds office until the next annual meeting of stockholders and until a successor has been elected and has qualified. Officers are elected by the Board of Directors and serve at its discretion.

     Upon consummation of the Merger, INDSPEC's Class A Directors will be Messrs. Spinola, Danner and Scorsone, and the Class B Directors will be Messrs. Castle, Dunphy and Siegal. See "The Merger -- Management of INDSPEC After the Merger" and "The Restated Certificate and Restated Bylaws -- Board of Directors." Upon consummation of the Exchange Offers, Messrs. Castle, Dunphy and Siegel will resign, and Occidental will be entitled to elect all of the Class B Directors. See "The Exchange Offers -- Management of INDSPEC After the Exchange Offers."

EXECUTIVE COMPENSATION

     All compensation of INDSPEC employees is paid by Chemical. Additionally, Chemical is the INDSPEC party to the employment agreements discussed below.

     The following table sets forth the compensation received from INDSPEC by Mr. Spinola and the four highest paid officers ("Named Executives") for the fiscal year 1995, the fiscal period that began December 2, 1993 and ended March 31, 1994, and from Predecessor for fiscal year 1993 and for the fiscal period that began April 1, 1993 and ended December 2, 1993.

                           SUMMARY COMPENSATION TABLE

                                    INDSPEC

                                                                                  LONG-TERM
                                                                                 COMPENSATION
                                                                                 ------------
                                               ANNUAL COMPENSATION                  AWARDS
                                     ----------------------------------------    ------------
                                                                  OTHER           SECURITIES           ALL
                                                                  ANNUAL          UNDERLYING          OTHER
                                      SALARY     BONUS(2)    COMPENSATION(3)     OPTIONS/SARS    COMPENSATION(4)
   NAME AND POSITION     YEAR(1)       ($)         ($)             ($)               (#)               ($)
-----------------------  --------    --------    --------    ----------------    ------------    ----------------
F.M. Spinola             1995        $302,533    $250,000             --                --            $2,839
President and CEO of     12/2/93-      96,012      83,333             --             1,773             4,255
Chemical, President of   3/31/94
INDSPEC
E.L. Danner              1995        $175,782    $175,000             --                --            $2,839
Executive V.P., CFO of   12/2/93-      58,829      50,000             --               591             2,763
Chemical,                3/31/94
V.P. and Treasurer of
INDSPEC
D.V. Todd                1995        $156,108    $207,131         $2,811                --            $2,831
V.P., Sales and          12/2/93-      43,239      55,454          2,702               502             2,194
  Marketing of           3/31/94
Chemical
F.M. Covelli             1995        $126,808    $112,800         $2,100                --            $2,316
V.P., Research and       12/2/93-      38,299      42,356             --               502             2,073
Development              3/31/94
of Chemical
W.S. Lee                 1995        $143,392    $100,000             --                --            $2,718
General Counsel, V.P.    12/2/93-      43,241      33,333             --               502             2,097
and Secretary of         3/31/94
Chemical, Secretary of
INDSPEC
                                                   PREDECESSOR
F.M. Spinola             4/1/93-
President and            12/2/93     $133,711    $243,502             --                --                --
CEO                      1993         190,008      14,723             --                --            $4,042
E.L. Danner              4/1/93-
Executive V.P.,          12/2/93     $ 80,709    $145,100             --                --                --
CFO                      1993         114,408       6,649             --                --            $2,410
D.V. Todd                4/1/93-
V.P., Sales              12/2/93     $ 69,199          --         $1,981                --                --
and Marketing            1993          98,808    $  5,742         $3,696                --            $2,081
F.M. Covelli             4/1/93-
V.P., Research           12/2/93     $ 68,477          --             --                --                --
and Development          1993          98,808    $  5,742             --                --            $2,081
W.S. Lee                 4/1/93-
General Counsel          12/2/93     $ 68,477    $ 98,400             --                --                --
and Secretary            1993          98,808       5,742             --                --            $2,081

---------------

(1) Since INDSPEC began operations on December 2, 1993, the compensation from INDSPEC for its initial fiscal period covers only the period from December
    2, 1993 to March 31, 1994.


(2) For the period ended March 31, 1994, bonus consists of the amounts earned in the fiscal period pursuant to the employee's employment contract discussed below. For the Predecessor fiscal period ended December 2, 1993, bonus consists of amounts paid at the direction of the board of Predecessor for efforts related to the 1993 Transactions. For Predecessor's fiscal year 1993, bonus consists of amounts earned in the fiscal period pursuant to the profit-sharing plan of Predecessor.

(3) Other Annual Compensation consists of personal use of company cars ( 2/3 of the amount shown) and gross-up payments for tax liabilities incurred in connection with personal use of company cars ( 1/3 of the amount shown).

(4) All Other Compensation consists of the executive's share of employer ESOP contributions for the ESOP Plan Year that ended during the fiscal year shown. INDSPEC's contributions are allocated to each participant based on his or her salary and wages relative to total salary and wages for all ESOP participants.

                     OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

     There were no options granted during the fiscal year ended March 31, 1995. There is no program regarding stock appreciation rights (SAR).

    AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END
                               OPTION/SAR VALUES

     During the fiscal period ended in 1994, the Named Executives were granted options to purchase INDSPEC Common Stock at a price of $450 per share, the fair market value at the date of grant. The options vest ratably over a three-year period from the date of the grant, subject to an extended vesting schedule as the result of a $100,000 per year limitation, which causes Mr. Spinola's options to vest over an eight-year period.

     The Named Executives also hold stock options which were granted in 1989 pursuant to the terms of the Incentive Stock Option Plan of Predecessor. Under the terms of that plan, options were granted to certain key employees to acquire Class A Voting Common Stock of Predecessor at a price of $100 per share, the fair market value of the stock at the date of grant. The options vested ratably over a three-year period from the date of the grant. In connection with the 1993 Transactions, the Incentive Stock Options of Predecessor which remained outstanding were converted into options to purchase INDSPEC Common Stock.

     The following table presents the value of unexercised options held by the Named Executives at fiscal year-end. There is no program regarding stock appreciation rights. No options were exercised by the Named Executives in the last completed fiscal year.

                                       NUMBER OF SECURITIES UNDERLYING            VALUE OF UNEXERCISED
                                         UNEXERCISED OPTIONS/SARS AT          IN-THE-MONEY OPTIONS/SARS AT
                                              FISCAL YEAR-END(#)                 FISCAL YEAR-END($)(1)
                NAME                   EXERCISABLE(E)/UNEXERCISABLE(U)      EXERCISABLE(E)/UNEXERCISABLE(U)
-------------------------------------  --------------------------------     --------------------------------
F.M. Spinola.........................                1,722E                            $1,386,000E
                                                     1,551U                            $  775,500U
E.L. Danner..........................                1,197E                            $  948,500E
                                                       394U                            $  197,000U
D.V. Todd(2).........................                  167E                            $   83,500E
                                                       335U                            $  167,500U
W.S. Lee.............................                1,017E                            $  806,000E
                                                       335U                            $  167,500U
F.M. Covelli.........................                1,167E                            $  933,500E
                                                       335U                            $  167,500U
---------------

(1) Values are calculated by subtracting the exercise price from the fair market value of the stock as of the fiscal year-end. In the absence of an established market value for the stock, the value of the stock as reflected in the appraisal of fair market value of shares held by the ESOP as of December 31, 1994 is considered as the fair market value.

(2) Mr. Todd sold 1,000 Predecessor Incentive Stock Options pursuant to the 1993
    Transactions in December, 1993.


PENSION PLAN

     Predecessor had a Retirement Plan for Salaried Employees (the "Retirement Plan") covering substantially all salaried employees, including the executive officers of Predecessor. The Retirement Plan was assumed by INDSPEC in connection with the 1993 Transactions. In general, a participant's benefits under the Retirement Plan will commence upon retirement following attainment of age 65 and are based on a vesting percentage multiplied by the number of years that the participant has been a salaried employee ("Credited Service") according to a formula that computes the participant's benefit based on Credited Service, Terminal Salary, and Covered Compensation at the time of retirement, as follows:
For the first 35 years of Credited Service, the annual normal retirement benefit is computed by multiplying Credited Service (but not to exceed 35 years) by 1.35% of Terminal Salary not in excess of Covered Compensation, plus 1.75% of Terminal Salary exceeding Covered Compensation. Each year of Credited Service in excess of 35 years adds 1.75% of Terminal Salary to the benefit. The term "Terminal Salary" excludes amounts received under the Profit Sharing Plan of INDSPEC and one half of the bonuses and generally is defined as the average annual salary of the participant for the five highest consecutive years of the participant's last ten years of Credited Service preceding retirement or during all years of Credited Service if fewer than five years. The plan contains provisions which grant Credited Service for employment at Koppers, and offset benefits payable under the Koppers pension plan from the benefits payable under the Retirement Plan. The term "Covered Compensation" means, generally, the average of the taxable wage bases in effect during the 35-year period ending with the year in which the participant attains, or will attain, Social Security normal retirement age. In the event that a participant's employment with INDSPEC terminates prior to age 65, he or she may be entitled to have the payment of his or her benefits commence early; however, a participant's benefits that are paid prior to age 65 may be reduced to reflect such early payment. During the last fiscal year, the Retirement Plan was amended to reflect the $150,000 limitation on compensation imposed by recently effective amendments to the Code.

     In addition to the Retirement Plan, the Company also maintains a non-qualified, unfunded supplemental executive retirement plan (the "Supplemental Plan") that provides highly paid employees with the portion of their retirement benefits not permitted to be paid from the Retirement Plan due to limitations imposed by the Code. The following table illustrates the estimated annual benefits provided under the Retirement Plan and the Supplemental Plan without reduction for any offset amounts. Such benefit levels assume retirement at age 65, the years of Credited Service shown, the applicable Covered Compensation for a participant retiring at age 65 in 1995, and the continued existence of the Retirement Plan and the Supplemental Plan without substantial change.

                               PENSION PLAN TABLE

                                               YEARS OF SERVICE
AVERAGE      -------------------------------------------------------------------------------------
EARNINGS       10           15           20           25           30           35           40
--------     -------     --------     --------     --------     --------     --------     --------
$ 50,000     $ 7,713     $ 11,570     $ 15,426     $ 19,283     $ 23,140     $ 26,996     $ 31,371
 100,000      16,463       24,695       32,926       41,158       49,390       57,621       66,371
 150,000      25,213       37,820       50,426       63,033       75,640       88,246      101,371
 200,000      33,963       50,945       67,926       84,908      101,890      118,871      136,371
 250,000      42,713       64,070       85,426      106,783      128,141      149,496      171,371
 300,000      51,463       77,195      102,926      128,658      154,390      180,121      206,371
 350,000      60,213       90,320      120,426      150,533      180,640      210,746      241,371
 400,000      68,963      103,445      137,926      172,408      206,890      241,371      276,371
 450,000      77,713      116,570      155,426      194,283      233,140      271,996      311,371
 500,000      86,463      129,695      172,926      216,158      259,390      302,621      346,371

     The number of years of Credited Service of each of the Named Executives is as follows: Frank M. Spinola -- 28 years; Ernie L. Danner -- 6 years; Donald V. Todd -- 36 years; Fred M. Covelli -- 29 years; and William S. Lee -- 6 years. For each of these persons the current compensation credited by the Retirement Plan and Supplemental Plan is equal to the amount shown in the "Salary" column of the Summary

Compensation Table, plus one-half of the amount shown in the "Bonus" column for the period ended March 31, 1995.

COMPENSATION OF DIRECTORS

     Directors (other than Messrs. Castle, Danner, Siegal and Spinola) receive an annual fee of $15,000 and a fee of $600 for each meeting of the Board of Directors or any committee thereof attended. INDSPEC reimburses directors for their travel expenses.

EMPLOYMENT AND OTHER AGREEMENTS

     INDSPEC and Chemical are parties to employment agreements with Messrs. Spinola, Danner, Lee, Covelli and Todd for initial terms of three years beginning December 2, 1993. Prior to the Merger, INDSPEC will terminate the Current Employment Agreements with Messrs. Spinola, Danner, Lee and Covelli and will enter into Replacement Employment Agreements with such executive officers. INDSPEC currently anticipates that the Replacement Employment Agreements will be substantially similar to the Current Employment Agreements but will expire at the earlier of December 31, 2000 or the Conversion Date (the "Agreement Term"). Thereafter INDSPEC will have the right to terminate such officer's employment, with or without cause, as of the last day of any month, upon 60 days prior written notice. INDSPEC currently anticipates that INDSPEC and Mr. Todd will enter into an amendment or supplement to Mr. Todd's current employment agreement.

     Mr. Spinola's Current Employment Agreement provides for (i) an initial annual base salary of $289,000 which is subject to required increases related to increases in the base salary of the next highest paid employee; (ii) an annual bonus of the greater of 50% of his salary at the time or $250,000 if certain performance goals are met; (iii) options, which were granted in 1993, to purchase 1,773 shares of INDSPEC Common Stock at an exercise price of $450 per share, with such options vesting ratably over an eight-year period; (iv) INDSPEC's obligation, upon Mr. Spinola's death, to repurchase INDSPEC shares owned by Mr. Spinola at the higher of $450 per share or the current ESOP valuation; (v) Mr. Spinola's title with Chemical to include president and chief executive officer; (vi) severance payments following termination of Mr. Spinola's employment under certain circumstances, including termination following a change in control of INDSPEC; and (vii) certain enhanced retirement benefits.

     INDSPEC currently anticipates that Mr. Spinola's Replacement Employment Agreement will reduce the number of INDSPEC shares owned by Mr. Spinola that INDSPEC is obligated to repurchase upon his death so that such obligation will apply, at the election of his estate or representative, only to certain shares and stock options. The repurchase will be at a price equal to $450 per share of Class A Common Stock or, if higher, the value of such Class A Common Stock as determined for purposes of calculating the Put Offer Ratio as though the exchange date for the Put Offer were the date of Mr. Spinola's death, less, in the case of unexercised options, the amount of the aggregate exercise prices of such options.

     Mr. Danner's Current Employment Agreement provides for (i) an annual base salary of $175,000; (ii) an annual bonus of the greater of 50% of his salary at the time or $150,000 if certain performance goals are met; (iii) options, which were granted in 1993, to purchase 591 shares of INDSPEC Common Stock at an exercise price of $450 per share, with such options vesting ratably over a three-year period; (iv) INDSPEC's obligation, upon Mr. Danner's death, to repurchase INDSPEC shares owned by Mr. Danner at the higher of $450 per share or the current ESOP valuation; (v) Mr. Danner's title with Chemical to include executive vice president; (vi) severance payments following termination of Mr. Danner's employment under certain circumstances, including termination following a change in control of INDSPEC; and (vii) certain enhanced retirement benefits.

     Mr. Lee's Current Employment Agreement provides for (i) an annual base salary of $130,000; (ii) an annual bonus of the greater of 50% of his salary at the time or $100,000 if certain performance goals are met; (iii) options, which were granted in 1993, to purchase 502 shares of INDSPEC Common Stock at an exercise price of $450 per share, with such options vesting ratably over a three-year period; (iv) INDSPEC's obligation, upon Mr. Lee's death, to repurchase INDSPEC shares owned by Mr. Lee at the higher of $450 per share or the current ESOP valuation; (v) Mr. Lee's title with Chemical to include vice president; (vi) severance payments following termination of Mr. Lee's employment under certain circumstances, including termination following a change in control of INDSPEC; and (vii) certain enhanced retirement benefits.

     INDSPEC currently anticipates that the Replacement Employment Agreements of Messrs. Danner and Lee will reduce the number of INDSPEC shares that INDSPEC is obligated to repurchase on the death of Mr. Danner or Mr. Lee so that INDSPEC will purchase, at the option of such officer's estate or representative, only certain shares and each unexercised option that is exercisable for shares of Class A Common Stock at a price equal to $450 per share of Class A Common Stock into which such options are exercisable or, if higher, the value of such Class A Common Stock as determined for purposes of calculating the Put Offer Ratio as though the exchange date for the Put Offer were the date of such officer's death, less the amount of the aggregate exercise price of such options.

     Mr. Todd's employment agreement provides for (i) an annual base salary of $155,000; (ii) an annual bonus based on a percentage of Mr. Todd's base salary based on company-wide goals; (iii) options, which were granted in 1993, to purchase 502 shares of INDSPEC Common Stock at an exercise price of $450 per share, with such options vesting ratably over a three-year period; and (iv) severance payments following termination of Mr. Todd's employment under certain circumstances, including termination following a change in control of INDSPEC.

     INDSPEC currently anticipates that Mr. Todd's employment agreement will be supplemented or amended to include provisions relating to (i) Mr. Todd's agreement to tender in the Exchange Offers all shares of Class A Common Stock that he is entitled to receive upon exercise of vested Options, (ii) if Mr. Todd so elects, payment to Mr. Todd in exchange for the cancellation of all related Options exercisable for shares of Class A Common Stock of an amount equal to $1,768.57 multiplied by the number of such shares not acquired by Occidental in the Exchange Offers, (iii) in the event of Mr. Todd's retirement after December 31, 1996, if Mr. Todd so elects, the surrender by Mr. Todd before June 30, 1997, under certain circumstances of any remaining vested Options in consideration for the greater of $2,218.57 per share or the aggregate dollar value per share of Occidental Common Stock that would be received in a Put Offer if the date of surrender were the Put Offer exchange date, minus the aggregate exercise price, and (iv) for the proportional payment of Mr. Todd's annual bonus if Mr. Todd should retire on a day other than the last day of INDSPEC's fiscal year.

     Mr. Covelli's Current Employment Agreement provides for (i) an annual base salary of $130,000; (ii) an annual bonus based on a percentage of Mr. Covelli's base salary with adjustments based on individual and company-wide goals; (iii) options, which were granted in 1993, to purchase 502 shares of INDSPEC Common Stock at an exercise price of $450 per share, with such options vesting ratably over a three-year period; (iv) Mr. Covelli's title with Chemical to include vice president; (v) severance payments following termination of Mr. Covelli's employment under certain circumstances, including termination following a change in control of INDSPEC; and (vi) certain enhanced retirement benefits.

     INDSPEC currently anticipates that Mr. Covelli's Replacement Employment Agreement will provide for (i) an initial base salary of $130,000; (ii) an annual bonus based on a percentage of Mr. Covelli's base salary based on company-wide goals; (iii) options, which were granted in 1993, to purchase 502 shares of INDSPEC Common Stock at an exercise price of $450 per share, with such options vesting ratably over a three-year period; (iv) Mr. Covelli's title with Chemical to include vice president; (v) severance payments following termination of Mr. Covelli's employment under certain circumstances, including termination following a change in control of INDSPEC; and (vi) certain enhanced retirement benefits.

     Each Current Employment Agreement provides, and each Replacement Employment Agreement will provide, that the executive has the right to require INDSPEC, subject to certain conditions, to include any INDSPEC shares owned by him in registration statements filed under the Securities Act with respect to INDSPEC shares.

     INDSPEC also currently anticipates that each Replacement Employment Agreement will provide for the maintenance of the Incentive Stock Option Plan adopted December 2, 1993, including the acceleration, upon a change in control, of the vesting of options granted pursuant thereto and that, if within two years after a change of control of Chemical, such executive's employment is discontinued for any reason other than death, disability or cause, INDSPEC will be obligated to pay such executive severance equal to twice his annual salary plus the average of the bonus amounts paid him under the agreement and to provide certain enhanced retirement benefits, disability benefits and continuing health care coverage. Such severance payment may be greater or lesser than that provided for pursuant to the Current Employment Agreements depending upon the date on which such executive's employment is terminated.

             CERTAIN INDSPEC RELATIONSHIPS AND RELATED TRANSACTIONS

     As part of the 1993 Transactions, on December 2, 1993 Chemical entered into the Management Agreement with Castle Harlan pursuant to which Castle Harlan agreed to provide Chemical with business and organizational strategy, financial and investment management, and merchant and investment banking services in order to assist Chemical's strategic planning process, facilitate relations with the financial and investment banking community and maximize stockholder value. In consideration for those services, Chemical agreed to pay to Castle Harlan on a quarterly basis an annual management fee of $1 million; provided, that such management fee is not payable in any fiscal year unless INDSPEC's Consolidated EBITDA (as defined in the Senior Credit Facility) for such fiscal year exceeds $22 million; and provided, that such management fee is not payable in cash (but accrues) if a cash payment is prohibited by the terms of the Senior Credit Facility. Castle Harlan has waived payment of fees under the Management Agreement that would accrue between January 1, 1996 and April 30, 1996 if the Exchange Offers are consummated on or prior to June 30, 1996.

     The Management Agreement is for a term of nine years commencing on December 2, 1993, provided, that (i) it may be terminated on December 2, 1999 on 60 days' notice if a majority of the directors of Chemical who are not affiliates, officers, employees or former employees of Castle Harlan or Chemical find that Castle Harlan has failed to provide services under the Management Agreement adequately to Chemical and (ii) it terminates on the date on which CHPII or any other investment fund controlled by John K. Castle and/or Leonard M. Harlan, or either of them, transfers for consideration to one or more unaffiliated third parties at least a majority of the shares of INDSPEC Common Stock owned by CHPII on December 2, 1993 after giving effect to stock splits or other recapitalizations. Chemical and Castle Harlan intend to enter into an agreement terminating the Management Agreement, effective as of the Closing Date, except for continuation of Chemical's obligations to indemnify Castle Harlan as provided in the Management Agreement.

     At the time of the 1993 Transactions, Chemical entered into employment agreements with Messrs. Spinola, Danner, Lee, Todd and Covelli. Following consummation of the Merger, INDSPEC anticipates that Messrs. Spinola, Danner, Lee, Todd and Covelli will enter into new employment agreements or amendments to their existing employment agreements. See "Management of INDSPEC -- Employment and Other Agreements."

     See also "The Transactions -- Interests of Certain Persons in the Transactions."

                  COMPARISON OF RIGHTS OF INDSPEC STOCKHOLDERS
                          AND OCCIDENTAL STOCKHOLDERS

     INDSPEC and Occidental are both organized under the laws of the State of Delaware. Any differences, therefore, in the rights of INDSPEC Stockholders and the rights of holders of Occidental Common Stock arise solely from differences in their respective certificates of incorporation and bylaws and the Rights Agreement, dated as of October 17, 1986 (the "Rights Agreement"), between Occidental and Chemical Bank.

     The following summary sets forth certain material differences between the rights of Stockholders and the rights of holders of Occidental Common Stock. This summary does not purport to be a complete description of the differences between the rights of such holders, and is subject, and qualified in its entirety by reference, to the certificate of incorporation and bylaws of INDSPEC, the amended and restated certificate of incorporation of Occidental (the "Occidental Certificate"), the bylaws of Occidental (the "Occidental Bylaws") and the Rights Agreement.

CERTAIN PROVISIONS OF OCCIDENTAL'S CERTIFICATE AND BYLAWS

     The Occidental Certificate provides that Occidental's Board of Directors shall be divided into three classes, with directors serving three year terms, and limits the ability of Occidental stockholders to change the number of directors. Any action required or permitted to be taken by the stockholders of Occidental must be effected at an annual or special meeting of stockholders of Occidental and may not be effected by any consent in writing of such stockholders. The Occidental Bylaws contain certain requirements concerning advance notice of (i) nominations by stockholders of persons for election to the Board of Directors and (ii) other matters introduced by stockholders at annual meetings. INDSPEC's certificate of incorporation and bylaws do not contain such provisions.

     Special meetings of Occidental's stockholders may only be called by Occidental's Board of Directors or its Chairman. Special meetings of INDSPEC Stockholders may be called by the President of INDSPEC or by its President or Secretary upon the written request of a majority of its directors.

OCCIDENTAL RIGHTS

     On October 17, 1986, Occidental's Board of Directors declared a dividend of one right (the "Rights") for each outstanding share of the Occidental Common Stock to stockholders of record at the close of business on November 7, 1986 (the "Rights Record Date"). The Rights also will be issued in respect of each share of Occidental Common Stock issued by Occidental between the Rights Record Date and the earliest of (i) the Distribution Date, (ii) the time at which the Rights are redeemed as provided in the Rights Agreement, and (iii) the close of business on October 16, 1996. Subject to the right of the Occidental Board of Directors to shorten or to lengthen any time period or to make other permitted changes under the Rights Agreement, the "Distribution Date" is the earlier of
(i) the close of business on the tenth day after the Stock Acquisition Date (as defined below), and (ii) the close of business on the tenth business day after the commencement of a tender or exchange offer which would result in the offeror beneficially owning 30% or more of the shares of Occidental Common Stock then outstanding. The "Stock Acquisition Date" is the first date of the public announcement that a person or group of affiliated or associated persons has acquired, or generally obtained the right to acquire, beneficial ownership of 20% or more of the shares of Occidental Common Stock then outstanding.

     Each Right entitles the registered holder initially to purchase from Occidental a unit consisting of one one-hundredth of a share (a "Unit") of Junior Participating Preferred Stock at a purchase price of $80 per Unit (the "Purchase Price"), subject to adjustment. The Junior Participating Preferred Stock will rank junior to all other series of Occidental's preferred stock with respect to declaration and payment of dividends and as to distribution of assets in liquidation, unless the terms of any such series of preferred stock shall provide otherwise. The Purchase Price may be paid, at the option of the holder, in cash or shares of Occidental Common Stock having a value equal to the Purchase Price. The terms of the Rights are set forth in the Rights Agreement.

     Initially, the Rights will be deemed to be attached to all certificates evidencing shares of Occidental Common Stock then outstanding, and no separate rights certificates will be distributed. Until the Distribution Date, (i) the Rights will be evidenced by the Occidental Common Stock certificates and will be transferred with and only with such certificates, (ii) new Occidental Common Stock certificates issued after November 7, 1986 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificate for Occidental Common Stock outstanding will also constitute the transfer of the Rights associated with the Occidental Common Stock evidenced by such certificate. The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 16, 1996, unless earlier redeemed by Occidental.

                         PRINCIPAL INDSPEC STOCKHOLDERS


     The following table sets forth certain information as of March 6, 1996 with respect to (1) each person known to INDSPEC to be the beneficial owner of more than 5% of the outstanding shares of INDSPEC Common Stock or the outstanding shares of Roundtable Common Stock, (2) each director of INDSPEC, (3) each Named Executive and (4) all directors and executive officers of INDSPEC (including Chemical) as a group.


                              SHARES OF         PERCENTAGE OF         SHARES OF         PERCENTAGE OF
DIRECTORS, NAMED OFFICERS      INDSPEC             INDSPEC           ROUNDTABLE          ROUNDTABLE
AND 5% BENEFICIAL OWNERS   COMMON STOCK(1)     COMMON STOCK(1)     COMMON STOCK(1)     COMMON STOCK(1)
-------------------------  ---------------     ---------------     ---------------     ---------------
Roundtable Corp.                29,496              63.11%                  --                 --
  150 East 58th Street
  New York, NY 10155
Castle Harlan Partners
  II, L.P.(2)                   29,496              63.11               26,792              90.83%
  150 East 58th Street
  New York, NY 10115
John K. Castle(2)(3)            30,370              64.98               26,792              90.83
  150 East 58th Street
  New York, NY 10115
Ernie L. Danner                  2,530               5.26                   --                 --
T. J. Dermot Dunphy                 --                 --                  556               1.89
Vincent R. Scorsone                250                  *                   --                 --
Jeffrey M. Siegal(4)                25                  *                   31                  *
Richard Y. Smith(4)                 50                  *                  506               1.72
Frank M. Spinola                 2,424               4.98                1,920               6.51
  411 Seventh Avenue
  Suite 300
  Pittsburgh, PA 15219
Fred M. Covelli                  1,635               3.40                   --                 --
William S. Lee                   1,935               4.04                   --                 --
Donald V. Todd                     335                  *                   --                 --
Pittsburgh National Bank,
  as ESOP Trustee                9,600              20.54                   --                 --
  One Oliver Plaza
  210 Sixth Avenue
  Pittsburgh, PA 15222
Directors and Executive
  Officers as a group (13
  persons)(2)                   41,532              74.28               29,360              99.54

---------------

 *  Less than one percent


(1) The numbers of shares of INDSPEC Common Stock shown as owned include options and warrants to purchase shares of INDSPEC Common Stock that are exercisable within 60 days of March 6, 1996. The numbers and percentages of shares of INDSPEC Common Stock owned by each director and executive officer and by all directors and officers as a group assume that such outstanding options and warrants had been exercised as follows: Mr. Danner -- 1,394; Mr.
    Spinola -- 1,944; Mr. Covelli -- 1,335; Mr. Lee -- 1,185; Mr. Todd -- 335;
    and all directors and officers as a group (including such individuals) -- 9,177. The number and percentage of shares of Roundtable Common Stock shown as owned by Mr. Smith include 445 shares owned by CHPII. CHPII has issued to Mr. Smith an option to purchase such shares from CHPII. Beneficial owners of Roundtable Common Stock may also be deemed to be beneficial owners of the same number of shares of INDSPEC Common Stock.

(2) Includes 29,496 shares of INDSPEC Common Stock owned by Roundtable. Mr. Castle and Leonard M. Harlan, whose address is 150 East 58th Street, New York, NY 10155, are the controlling shareholders of the general partner of the general partner of CHPII and may therefore be deemed to be the beneficial owners of the shares of INDSPEC Common Stock beneficially owned by Roundtable and the shares of Roundtable Common Stock beneficially owned by CHPII. Mr. Castle and Mr. Harlan disclaim beneficial ownership of shares owned by Roundtable or CHPII other than such shares that represent their respective pro rata partnership interests in CHPII.
(3) Includes 874 shares of INDSPEC Common Stock held in a voting trust (the "Voting Trust"), created pursuant to a Voting Trust Agreement dated as of December 16, 1993 (the "Voting Trust Agreement"), of which John K. Castle is the Trustee. Mr. Castle disclaims beneficial ownership of the shares held in the Voting Trust.
(4) Shares of INDSPEC Common Stock held by Messrs. Siegal and Smith are subject to the Voting Trust Agreement.

     Assuming no change in the beneficial ownership set forth in the previous table, the following table sets forth information, after giving effect to the Merger, with respect to beneficial ownership of Class A Common Stock and Class B Common Stock by the persons and entities named in the previous table. The Voting Trust Agreement will be terminated prior to commencement of the Exchange Offer.

                              SHARES OF CLASS   PERCENTAGE OF   SHARES OF CLASS B   PERCENTAGE OF     PERCENTAGE OF
 DIRECTORS, NAMED OFFICERS       A COMMON      CLASS A COMMON        COMMON        CLASS B COMMON   CLASS A AND CLASS
  AND 5% BENEFICIAL OWNERS      STOCK(1)(2)       STOCK(1)         STOCK(1)(2)        STOCK(1)      B COMMON STOCK(1)
----------------------------  ---------------  ---------------  -----------------  ---------------  ------------------
Castle Harlan Partners II,
  L.P.                                 --              --             26,792            90.83%             57.32%
  150 East 58th Street
  New York, NY 10115
John K. Castle(3)                      --              --             26,792            90.83              57.32
  150 East 58th Street
  New York, NY 10115
Ernie L. Danner(4)                  2,530           13.58%                --               --               5.26
T. J. Dermot Dunphy                    --              --                556             1.89               1.19
Vincent R. Scorsone                   250            1.45                 --               --            *
Jeffrey M. Siegal                      25          *                      31               --            *
Richard Y. Smith(5)                    50          *                     506             1.72               1.19
Frank M. Spinola(4)                 2,424           12.55              1,920             6.51               8.90
  411 Seventh Avenue Suite
  300
  Pittsburgh, PA 15219
Fred M. Covelli                     1,635            8.74                 --               --               3.39
William S. Lee(4)                   1,935           10.50                 --               --               4.04
Donald V. Todd(4)                     335            1.91                 --               --            *
Pittsburgh National Bank,
  as ESOP Trustee                   9,600           55.68                 --               --              20.54
     One Oliver Plaza
     210 Sixth Avenue
     Pittsburgh, PA 15222
Directors and Executive            11,986           45.37             29,360            99.54              73.95
  Officers as a group (12
  persons)

---------------

 *  Less than one percent


(1) The numbers of shares of Class A Common Stock shown as owned include options and warrants to purchase shares of Class A Common Stock that are exercisable within 60 days of March 6, 1996. The numbers and percentages of shares owned by each director and executive officer and by all directors and officers as a group assume that such outstanding options and warrants had been exercised as follows: Mr. Danner -- 1,394; Mr. Spinola -- 1,944; Mr. Covelli -- 1,335; Mr. Lee -- 1,185; Mr. Todd -- 335; and all directors and officers as a group (including such individuals) -- 9,177. The number and percentage of shares of Class B Common Stock shown as owned by Mr. Smith include 445 shares owned by CHPII. CHPII has issued to Mr. Smith an option to purchase such shares from CHPII.


(2) Pursuant to the terms of the Voting Agreement, each person or entity identified in the foregoing table as owning shares of Class B Common Stock following consummation of the Merger has agreed to tender (and not withdraw) in the Exchange Offer all such shares of Class B Common Stock. Upon completion of the Exchange Offer, Occidental would own all issued and outstanding shares of Class B Common Stock. Effective until the Closing Date, Messrs. Dunphy and Siegal have granted an irrevocable proxy to Mr. Castle with respect to their shares of Class B Common Stock and Messrs. Spinola, Danner and Lee have granted an irrevocable proxy to Mr. Castle with respect to their shares of Class A Common Stock.

(3) Mr. Castle and Leonard M. Harlan, whose address is 150 East 58th Street, New York, NY 10155, are the controlling shareholders of the general partner of the general partner of CHPII and may therefore be deemed to be the beneficial owners of the shares of Class B Common Stock beneficially owned by CHPII. Mr. Castle and Mr. Harlan disclaim beneficial ownership of shares owned by CHPII other than such shares that represent their respective pro rata partnership interests in CHPII.

(4) Pursuant to the terms of the Voting Agreement, each of Messrs. Danner and Lee have agreed to tender (and not withdraw) in the Exchange Offer all shares of Class A Common Stock to be owned by them following consummation of the Merger. It is anticipated that, in the supplement to his employment agreement, Mr. Todd will agree to tender in the Exchange Offers all shares of Class A Common Stock that he is entitled to receive upon exercise of vested Options. Mr. Spinola has agreed to tender all of the Class B Common Stock owned by him and not to tender in the Exchange Offer any of the shares of Class A Common Stock owned by him following consummation of the Merger.

(5) Mr. Smith will no longer be a director of INDSPEC following the Merger.

                  DISSENTING STOCKHOLDERS' RIGHTS OF APPRAISAL

     Pursuant to Section 262 of the DGCL, any Stockholder of record who does not wish to accept the shares of Class A Common Stock or Class B Common Stock to be issued pursuant to the Merger Agreement in respect of such shares may elect to have the fair value of his or her shares of INDSPEC Common Stock (exclusive of any element of value arising from the accomplishment or expectations of the Merger) judicially determined and paid to him or her in cash, provided that he or she complies with the provisions of Section 262.

     Under Section 262, where a proposed merger is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders who was a stockholder on the record date for such meeting with respect to shares for which appraisal rights are available, that appraisal rights are available, and must include in such notice a copy of Section 262. THIS PROXY STATEMENT/PROSPECTUS CONSTITUTES SUCH NOTICE TO THE HOLDERS OF INDSPEC COMMON STOCK ON THE RECORD DATE, AND A COPY OF
SECTION 262 IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS ANNEX VII. Any Stockholder who wishes to exercise such appraisal rights or who wishes to preserve his right to do so should review the following discussion and Annex VII carefully because the failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under Section 262.

     The following is a brief summary of the statutory procedures to be followed by a holder of INDSPEC Common Stock in order to dissent from the Merger and perfect appraisal rights under Delaware law. THIS SUMMARY IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTION 262 OF THE DGCL, THE TEXT OF WHICH IS SET FORTH IN ANNEX VII HERETO.

     If any record holder of INDSPEC Common Stock elects to exercise his or her right to dissent from the Merger and demand appraisal, such Stockholder must satisfy each of the following conditions:

          (i) such Stockholder must deliver to INDSPEC prior to the vote on the Merger Agreement at the Special Meeting, a written demand for appraisal of such Stockholder's shares of INDSPEC Common Stock; and

          (ii) such Stockholder must NOT vote in favor of approval and adoption of the Merger Agreement as such a vote will constitute a waiver of such Stockholder's right of appraisal and will nullify any previously filed written demand for appraisal.

     If any Stockholder fails to comply with either of these conditions and the Merger becomes effective, he or she will be entitled to receive the Merger Consideration, but will have no appraisal rights with respect to his or her shares of INDSPEC Common Stock. Voting against (whether in person or by proxy), abstaining from voting or failing to vote on approval and adoption of the Merger Agreement will not constitute a demand for appraisal within the meaning of
Section 262.

     All written demands for appraisal should be sent or delivered to: INDSPEC Holding Corporation, 411 Seventh Avenue, Suite 300, Pittsburgh, Pennsylvania 15219, Attention: Secretary and should be executed by, or on behalf of, the holder of record. Such demand must reasonably inform INDSPEC of the identity of the Stockholder and that such Stockholder is thereby demanding appraisal of his or her shares of INDSPEC Common Stock.


     TO BE EFFECTIVE, A DEMAND FOR APPRAISAL MUST BE EXECUTED BY OR FOR THE STOCKHOLDER OF RECORD, FULLY AND CORRECTLY, AS SUCH STOCKHOLDER'S NAME APPEARS ON HIS OR HER STOCK CERTIFICATE(S) AND CANNOT BE MADE BY THE BENEFICIAL OWNER IF HE OR SHE DOES NOT ALSO HOLD THE SHARES OF RECORD. THE BENEFICIAL OWNER MUST, IN SUCH CASE, HAVE THE REGISTERED OWNER SUBMIT THE REQUIRED DEMAND IN RESPECT OF SHARES.


     If INDSPEC Common Stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in such capacity. If INDSPEC Common Stock is owned of record by more than one person, as a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a Stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds INDSPEC Common Stock as a nominee for others may exercise his or her right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising such right for other beneficial owners. In such case, the written demand should set forth the number of shares as to which the record owner dissents. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of INDSPEC Common Stock held in the name of such record owner.

     With respect to shares held in the ESOP, appraisal rights cannot be exercised with respect to any shares of stock as to which the participant directed the ESOP trustee to vote in favor of adoption of the Merger Agreement. As to shares as to which the participant did not direct to be voted in favor of adoption of the Merger Agreement, the Administrative Committee of the ESOP will have discretion as to whether to exercise appraisal rights.

     Within ten days after the Effective Time of the Merger, INDSPEC must give written notice that the Merger has become effective to each Stockholder who has filed a written demand for appraisal and who did not vote in favor of the Merger Agreement (each, a "Dissenting Stockholder"). Within 120 days after the Effective Time of the Merger, but not thereafter, either INDSPEC or any holder of shares of INDSPEC Common Stock who has complied with the requirements of
Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of INDSPEC Common Stock held by all Dissenting Stockholders of the same class entitled to appraisal. INDSPEC does not currently intend to file such a petition. Inasmuch as INDSPEC has no obligation to file such a petition, if no such Dissenting Stockholder does so within the period specified, previous written demands for appraisal of all such Dissenting Stockholders will be nullified. In any event, at any time within 60 days after the Effective Time of the Merger (or at any time thereafter with the written consent of INDSPEC), any Dissenting Stockholder who has demanded appraisal has the right to withdraw the demand and to accept payment of the Merger Consideration.

     If a petition for appraisal is duly filed by a Dissenting Stockholder and a copy thereof is delivered to INDSPEC, it will then be obligated within 20 days to provide the Court of Chancery with a duly verified list containing the names and addresses of all Dissenting Stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to such Dissenting Stockholders by registered or certified mail and in a Wilmington, Delaware newspaper, the Court of Chancery is empowered to conduct a hearing upon the petition to determine those Dissenting Stockholders who have complied with Section 262 and who have become entitled to appraisal rights under that section. The Court may require the Dissenting Stockholders who demanded appraisal of their shares to submit their stock certificates to the Register of Chancery for notation thereon of the pendency of the appraisal proceedings; and if any Dissenting Stockholder fails to comply with such direction, the court may dismiss the proceedings as to such Dissenting Stockholder.

     Upon application of INDSPEC or any Dissenting Stockholder entitled to participate in the appraisal proceeding, the court may permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal before the final determination of the Dissenting Stockholders entitled to appraisal. Any Dissenting Stockholder whose name appears on the list filed with the Court and who has submitted his or her certificates of stock to the Register in Chancery, if required to do so, may participate fully in the proceedings until a final determination that he or she is not entitled to appraisal.

     After determination of the Dissenting Stockholders entitled to an appraisal, the Court of Chancery will appraise the shares of INDSPEC Common Stock, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the Merger. When the value is so determined, the Court will direct the payment by INDSPEC of such value, with interest thereon if the Court so determines, to the Dissenting Stockholders entitled to receive the same, upon surrender to INDSPEC by such Dissenting Stockholders of the certificates representing such INDSPEC Common Stock. In determining the fair rate of interest, the court may consider all relevant factors including the rate of interest which INDSPEC would have had to pay to borrow money during the pendency of the proceeding. The Court may choose whether the interest will be simple or compound.

     In determining fair value, the Court will take into account all relevant factors. The value so determined could be more or less than or equal to the Merger Consideration.

     Costs of the appraisal proceeding may be determined by the Court and may be taxed by the Court of Chancery upon the parties thereto (i.e., INDSPEC and INDSPEC Dissenting Stockholders participating in the appraisal proceeding) as the Court deems equitable in the circumstances. Upon application of a Dissenting Stockholder, the Court may order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

     Any Dissenting Stockholder who has demanded appraisal rights will not, after the Effective Time of the Merger, be entitled to vote the INDSPEC Common Stock subject to such demand for any purpose or to receive payment of dividends or any other distribution with respect to such shares (other than dividends or distributions, if any, payable to holders of record as of a record date prior to the Effective Time of the Merger) or to receive payment of the Merger Consideration; provided, however, that if no petition for appraisal is filed within 120 days after the Effective Time of the Merger as provided above, or if such Dissenting Stockholder delivers to INDSPEC a written withdrawal of such demand for appraisal and an acceptance of the conversion of his or her INDSPEC Common Stock, either within 60 days after the Effective Time of the Merger, as provided above, or thereafter with the written approval of INDSPEC, then the right of such stockholder to appraisal will cease. Additionally, any Dissenting Stockholder who has demanded appraisal rights will not be entitled to participate in the Exchange Offers unless such appraisal rights have lapsed or have been withdrawn as provided in the forgoing sentence, and provided further that such lapse or withdrawal occurs during the period of time in which the Exchange Offers remain open. No appraisal proceeding in the Court of Chancery will be dismissed as to any Dissenting Stockholder without the approval of the Court.

                            INDEPENDENT ACCOUNTANTS

     A representative of Ernst & Young LLP, INDSPEC's independent public accountants, is expected to be present at or available by telephone during the Special Meeting for the purpose of responding to appropriate questions.

                                 LEGAL MATTERS

     The validity of the Occidental Common Stock offered hereby will be passed upon for Occidental by Robert E. Sawyer, Esq., Associate General Counsel of Occidental. Mr. Sawyer beneficially owns, and has rights to acquire under employee stock options, an aggregate of less than 1% of the outstanding Occidental Common Stock.

                                    EXPERTS

     The audited financial statements and financial statement schedule of Occidental Petroleum Corporation incorporated by reference in this Proxy Statement/Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to said reports, which include an explanatory paragraph with respect to the adoption by Occidental, effective January 1, 1992, of Statement of Financial Accounting Standards No. 106 and No. 109, as discussed in Note 4 to the consolidated financial statements of Occidental.

     The consolidated financial statements of INDSPEC Holding Corporation at March 31, 1994 and 1995 and for the year ended March 31, 1993, the period from April 1, 1993 to December 2, 1993, the period from December 3, 1993 to March 31, 1994 and the year ended March 31, 1995, included in the Proxy Statement of INDSPEC Holding Corporation, which is referred to and made a part of this Proxy Statement/Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                      PAGE
                                                                                  ------------
INDSPEC Holding Corporation:
  Report of Independent Auditors................................................           F-2
  Consolidated Balance Sheets as of March 31, 1994 and 1995 and December 31,
     1995 (unaudited)...........................................................           F-3
  Consolidated Statements of Operations for the year ended March 31, 1993, the period April 1, 1993 to December 2, 1993, the period December 3, 1993 to
     March 31, 1994, and the year ended March 31, 1995 and the three- and
     nine-month periods ended December 31, 1994 and 1995 (unaudited)............    F-4 to F-5
  Consolidated Statements of Common Stockholders' Equity for the year ended
     March 31, 1993, the period April 1, 1993 to December 2, 1993, the period
     December 3, 1993 to March 31, 1994, and the year ended March 31, 1995 and
     the nine months ended December 31, 1995 (unaudited)........................           F-6
  Consolidated Statements of Cash Flows for the year ended March 31, 1993, the period April 1, 1993 to December 2, 1993, the period December 3, 1993 to
     March 31, 1994, and the year ended March 31, 1995..........................           F-7
  Consolidated Condensed Statements of Cash Flows for the nine months ended
     December 31, 1994 and 1995 (unaudited).....................................           F-8
  Notes to Financial Statements.................................................   F-9 to F-24

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
INDSPEC Holding Corporation

     We have audited the accompanying balance sheets of INDSPEC Holding Corporation as of March 31, 1995 and 1994 and the related statements of operations, common stockholders' equity, and cash flows for the year ended March 31, 1993, the period from April 1, 1993 to December 2, 1993, the period from December 3, 1993 to March 31, 1994 and the year ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INDSPEC Holding Corporation at March 31, 1995 and 1994, and the results of its operations and its cash flows for the year ended March 31, 1993, the period from April 1, 1993 to December 2, 1993, the period from December 3, 1993 to March 31, 1994 and the year ended March 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Notes 6 and 7 to the financial statements, the Company changed its methods of accounting for postretirement benefits other than pensions and income taxes effective April 1, 1993.

Ernst & Young LLP

Pittsburgh, Pennsylvania
April 28, 1995

                          INDSPEC HOLDING CORPORATION

                          CONSOLIDATED BALANCE SHEETS

           MARCH 31, 1994 AND 1995 AND DECEMBER 31, 1995 (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                 MARCH 31,
                                                           ---------------------
                                                             1994         1995
                                                           --------     --------     DECEMBER 31,
                                                                                         1995
                                                                                     ------------
                                                                                      UNAUDITED
Current Assets:
  Cash...................................................  $  1,023     $  1,655       $  1,577
  Accounts receivable, principally trade, less allowance
     for doubtful accounts of $203 in 1994, and $120 in
     1995 and at December 31, 1995.......................    15,621       16,317         15,814
  Inventories............................................    14,369       14,863         20,028
  Other..................................................     1,256          823            908
                                                           --------     --------       --------
          Total current assets...........................    32,269       33,658         38,327
Investment, at cost......................................       250          250            250
Property, plant and equipment............................   106,770      111,662        116,057
  Less: accumulated depreciation.........................    (2,592)     (11,460)       (18,353)
                                                           --------     --------       --------
Net property, plant and equipment........................   104,178      100,202         97,704
Patents, net of accumulated amortization of $1,342 in
  1994, $5,873 in 1995, and $9,137 at December 31,
  1995...................................................    46,813       42,282         39,018
Goodwill, net of accumulated amortization of $330 in
  1994, $1,352 in 1995, and $2,113 at December 31,
  1995...................................................    40,161       39,211         38,450
Debt issuance costs, net of accumulated amortization of
  $339 in 1994, $1,343 in 1995, and $2,247 at December
  31, 1995...............................................     7,966        6,519          5,270
Intangible assets, net of accumulated amortization of
  $159 in 1994, $574 in 1995, and $928 at December 31,
  1995...................................................     6,651        6,236          5,882
                                                           --------     --------       --------
                                                           $238,288     $228,358       $224,901
                                                           ========     ========       ========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable, trade................................  $  5,566     $  4,506       $  5,508
  Accrued payroll and other compensation costs...........     3,189        4,484          4,911
  Accrued interest.......................................     3,980        3,235            909
  Other accrued expenses.................................     2,086        2,357          3,169
  Current portion of long-term debt......................     8,750        7,700          3,254
                                                           --------     --------       --------
          Total current liabilities......................    23,571       22,282         17,751
Long-term debt...........................................   180,988      167,108        159,328
Environmental and other reserves.........................     1,583        1,709          1,698
Pension and postretirement obligations...................    13,232       13,708         14,560
Deferred income taxes....................................    11,500       11,710         14,593
                                                           --------     --------       --------
          Total liabilities..............................   230,874      216,517        207,930
Warrants to purchase common stock (net of issuance costs
  of $64)................................................       177          430          1,072
Common stock held by ESOP................................     4,548        9,347          9,347
Common stockholders' equity:
  Voting common stock, $.01 par value 150,000 shares
     authorized and 46,728 shares outstanding at March
     31, 1994 and 1995 and 46,738 outstanding at December
     31, 1995............................................         1            1              1
  Capital in excess of par...............................     2,694           --              5
  Retained (deficit) earnings............................        (6)       2,063          6,546
                                                           --------     --------       --------
          Total common stockholders' equity..............     2,689        2,064          6,552
                                                           --------     --------       --------
                                                           $238,288     $228,358       $224,901
                                                           ========     ========       ========

                             See accompanying notes

                          INDSPEC HOLDING CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 1993, THE PERIOD APRIL 1, 1993 TO DECEMBER 2, 1993, THE PERIOD DECEMBER 3, 1993 TO MARCH 31, 1994, AND THE YEAR ENDED MARCH 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       PREDECESSOR
                                                -------------------------
                                                          APR. 1, 1993 TO    DEC. 3, 1993 TO
                                                 1993      DEC. 2, 1993       MAR. 31, 1994        1995
                                                -------   ---------------    ---------------     --------
Net sales.....................................  $99,829       $70,778            $33,094         $117,352
Operating expenses:
  Cost of sales...............................   56,889        40,067             19,123           64,042
  Depreciation and amortization...............   14,064         8,291              4,423           15,484
  Selling, research, general, and
     administrative expenses..................    7,802         5,202              3,591           14,135
  Provision for loss (recovery) on Tuscaloosa
     facility.................................    2,270        (1,000)                --               --
                                                --------      -------            -------         --------
          Total operating expenses............   81,025        52,560             27,137           93,661
                                                --------      -------            -------         --------
Operating profit..............................   18,804        18,218              5,957           23,691
Other income (expense):
  Provision for (loss) recovery on Soviet
     receivable...............................   (1,300)          737                 --               --
  Other, net..................................       50          (366)                66             (407)
                                                --------      -------            -------         --------
                                                 (1,250)          371                 66             (407)
                                                --------      -------            -------         --------
Income before interest expense, provision for
  income taxes, extraordinary items and
  cumulative effect of changes in accounting
  methods.....................................   17,554        18,589              6,023           23,284
Interest expense..............................   15,999        10,278              5,690           17,389
Amortization of debt issuance costs...........      896           544                339            1,018
                                                --------      -------            -------         --------
Income before income taxes, cumulative effect
  of changes in accounting methods, and
  extraordinary items.........................      659         7,767                 (6)           4,877
Provision for and in lieu of income taxes.....      378         2,621                 --              450
                                                --------      -------            -------         --------
Income before extraordinary items and
  cumulative effect of changes in accounting
  methods.....................................      281         5,146                 (6)           4,427
Extraordinary loss on reorganization..........       --        (8,470)                --               --
Extraordinary credit -- utilization of tax
  loss carryforwards..........................      302            --                 --               --
Cumulative effect of changes in accounting
  methods.....................................                  2,232                 --               --
                                                --------      -------            -------         --------
Net income (loss).............................  $   583       $(1,092)           $    (6)        $  4,427
                                                ========      =======            =======         ========
Income (loss) per share of common stock before
  extraordinary items and changes in
  accounting methods..........................  $(36.52)      $ 24.52            $ (0.13)        $  79.61
Earnings (loss) per share effect of
  extraordinary items.........................     3.46        (97.25)                --               --
Earnings per share effect of accounting
  methods changes.............................       --         25.63                 --               --
                                                --------      -------            -------         --------
Net income (loss) per share of common stock...  $(33.06)      $(47.10)           $ (0.13)        $  79.61
                                                ========      =======            =======         ========

                             See accompanying notes

                          INDSPEC HOLDING CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

     FOR THE THREE- AND NINE-MONTH PERIODS ENDED DECEMBER 31, 1994 AND 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     THREE MONTHS ENDED           NINE MONTHS ENDED
                                                         DECEMBER 31                 DECEMBER 31
                                                   -----------------------     -----------------------
                                                     1994          1995          1994          1995
                                                   ---------     ---------     ---------     ---------
                                                   UNAUDITED     UNAUDITED     UNAUDITED     UNAUDITED
Net sales........................................   $31,105       $32,393       $82,907       $95,012
Operating expenses:
  Cost of sales..................................    17,812        16,455        46,206        50,187
  Depreciation and amortization..................     3,430         3,923        10,901        11,445
  Selling, research, general, and administrative
     expenses....................................     3,466         3,973         9,775        11,358
                                                    -------       -------       -------       -------
          Total operating expenses...............    24,708        24,351        66,882        72,990
                                                    -------       -------       -------       -------
Operating profit.................................     6,397         8,042        16,025        22,022
Other expense....................................       (18)         (287)         (142)         (501)
                                                    -------       -------       -------       -------
Income before interest expense, amortization of
  debt issuance costs, provision for income
  taxes, and extraordinary item..................     6,379         7,755        15,883        21,521
Interest expense.................................     4,333         4,137        12,852        12,663
Amortization of debt issuance costs..............       182           329           763           940
                                                    -------       -------       -------       -------
Income before provision for income taxes and
  extraordinary item.............................     1,864         3,289         2,268         7,918
Provision for income taxes.......................       477         1,283          (217)        3,135
                                                    -------       -------       -------       -------
Income before extraordinary item.................     1,387         2,006         2,485         4,783
Extraordinary gain on bond redemption (net of
  tax)...........................................        --            --            --           342
                                                    -------       -------       -------       -------
Net income.......................................   $ 1,387       $ 2,006       $ 2,485       $ 5,125
                                                    =======       =======       =======       =======
Income per share of common stock before
  extraordinary item.............................   $ 26.71       $ 36.08       $ 47.86       $ 86.02
Earnings per share effect of extraordinary
  item...........................................        --            --            --          6.15
                                                    -------       -------       -------       -------
Net income per share of common stock.............   $ 26.71       $ 36.08       $ 47.86       $ 92.17
                                                    =======       =======       =======       =======

                             See accompanying notes

                          INDSPEC HOLDING CORPORATION

             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 1993, THE PERIOD APRIL 1, 1993 TO DECEMBER 2, 1993, THE PERIOD DECEMBER 3, 1993 TO MARCH 31, 1994, AND THE YEAR ENDED MARCH 31, 1995
                  AND THE NINE MONTHS ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                                                              TOTAL COMMON
                                      CLASS A        CLASS B                      RETAINED    STOCKHOLDERS'
                                       VOTING       NONVOTING      CAPITAL IN     EARNINGS       EQUITY
                                    COMMON STOCK   COMMON STOCK   EXCESS OF PAR   (DEFICIT)     (DEFICIT)
                                    ------------   ------------   -------------   ---------   -------------
Balance, March 31, 1992...........      $  1           $  1          $ 4,337      $ (23,504)    $ (19,165)
Net income........................        --             --               --            583           583
Preferred stock dividends and
  accretion.......................        --             --               --         (2,541)       (2,541)
Adjustment to reflect warrant
  valuation.......................        --             --               --           (921)         (921)
Adjustment to reflect ESOP
  valuation.......................        --             --              400             --           400
                                          --             --
                                                                     -------       --------      --------
Balance, March 31, 1993...........         1              1            4,737        (26,383)      (21,644)
Net income........................        --             --               --         (1,092)       (1,092)
Preferred stock dividends and
  accretion.......................        --             --               --         (2,396)       (2,396)
Adjustment to reflect warrant
  valuation.......................        --             --               --           (614)         (614)
Adjustment to reflect ESOP
  valuation.......................        --             --             (448)            --          (448)
                                          --             --
                                                                     -------       --------      --------
Balance, December 2, 1993.........         1              1            4,289        (30,485)      (26,194)
Adjustment to reflect acquisition
  accounting......................        --             (1)          (1,595)        30,485        28,889
Net income........................        --             --               --             (6)           (6)
                                          --             --
                                                                     -------       --------      --------
Balance, March 31, 1994...........         1             --            2,694             (6)        2,689
Net income........................        --             --               --          4,427         4,427
Adjustment to reflect warrant
  valuation.......................        --             --               --           (253)         (253)
Adjustment to reflect ESOP
  valuation.......................        --             --           (2,694)        (2,105)       (4,799)
                                          --             --
                                                                     -------       --------      --------
Balance, March 31, 1995...........         1             --               --          2,063         2,064
Issuance of common stock..........        --             --                5             --             5
Net income........................        --             --               --          5,125         5,125
Adjustment to reflect warrant
  valuation.......................        --             --               --           (642)         (642)
                                          --             --
                                                                     -------       --------      --------
Balance, December 31, 1995
  (unaudited).....................      $  1           $ --          $     5      $   6,546     $   6,552
                                          ==             ==          =======       ========      ========

                             See accompanying notes

                          INDSPEC HOLDING CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 1993, THE PERIOD APRIL 1, 1993 TO DECEMBER 2, 1993, THE PERIOD DECEMBER 3, 1993 TO MARCH 31, 1994 AND THE YEAR ENDED MARCH 31, 1995
                                 (IN THOUSANDS)

                                                                              PREDECESSOR
                                                                      ---------------------------
                                                                                  APR. 1, 1993 TO     DEC. 3, 1993 TO
                                                                        1993       DEC. 2, 1993        MAR. 31, 1994       1995
                                                                      --------    ---------------     ---------------    --------
Cash flows from operating activities:
Net income (loss)...................................................  $    583       $  (1,092)          $      (6)      $  4,427
Adjustments to reconcile net income (loss) to net cash provided from operating activities:
  Noncash charges related to Transactions...........................        --           2,787                  --             --
  Noncash interest accrued on subordinated discount notes...........        --              --               3,395          9,699
  Depreciation and amortization.....................................    14,064           8,291               4,423         15,484
  Amortization of debt issuance costs and interest rate protection
    costs...........................................................       896             544                 339          1,415
  Provisions for losses (net recovery) on accounts receivable.......     1,380          (1,325)                 39            (83)
  Provision for loss (recovery) on discontinuance of synthetic
    sodium sulfite production.......................................     2,270          (1,000)                 --             --
  Increase (decrease) in pension and postretirement obligations.....      (522)          3,676                 378            381
  Unrealized foreign exchange (gains) and losses....................       (14)             --                  --            831
  Net deferred tax benefit recognized...............................        --          (8,211)                 --            210
Change in assets and liabilities:
  (Increase) decrease in accounts receivable........................    (2,671)            856              (1,243)        (1,444)
  (Increase) decrease in inventories................................      (239)            626                 239           (494)
  (Increase) decrease in other current assets.......................        55            (392)               (360)           433
  Increase (decrease) in accounts payable...........................       394           1,681                (430)        (1,060)
  Increase (decrease) in accrued expenses...........................       196            (666)                  5          1,661
  Increase (decrease) in accrued interest...........................       299          (2,873)                585           (745)
  Increase (decrease) in environmental and other reserves...........        11             (39)                 47            126
                                                                      --------        --------            --------       --------
Total adjustments...................................................    16,119           3,955               7,417         26,414
                                                                      --------        --------            --------       --------
Net cash provided from operating activities.........................    16,702           2,863               7,411         30,841
Cash flows from investing activities:
Additions to property, plant, and equipment.........................    (5,088)         (2,975)             (1,520)        (5,580)
                                                                      --------        --------            --------       --------
Net cash used in investing activities...............................    (5,088)         (2,975)             (1,520)        (5,580)
Cash flows from financing activities:
Borrowing of new term debt..........................................        --              --             100,000             --
Proceeds (retirement) of subordinated discount debentures...........        --              --              90,076        (10,329)
Financing costs of new debt instruments.............................        --              --             (11,246)            --
Retirement of 14.25% subordinated debentures........................        --              --             (75,000)            --
Repayment of junior subordinated debentures.........................        --              --             (18,700)            --
Payment of cash dividends on preferred stock........................    (2,453)         (1,151)                 --             --
Financing expenses incurred (repaid)................................        --          11,237             (11,237)            --
Repurchase of common stock, warrants, and stock options.............        --         (33,804)                 --             --
Issue of common stock...............................................        --          12,450                  --             --
Issue (repayment) of redemption note................................        --          21,354             (21,354)            --
Repayment of senior bank debt.......................................   (12,315)         (6,551)            (56,754)       (13,750)
Net borrowings (repayments) on line of credit.......................     3,330          (1,650)             (3,450)          (550)
                                                                      --------        --------            --------       --------
Net cash provided by (used in) financing activities.................   (11,438)          1,885              (7,665)       (24,629)
                                                                      --------        --------            --------       --------
Increase (decrease) in cash.........................................       176           1,773              (1,774)           632
Cash at beginning of period.........................................       848           1,024               2,797          1,023
                                                                      --------        --------            --------       --------
Cash at end of period...............................................  $  1,024       $   2,797           $   1,023       $  1,655
                                                                      ========        ========            ========       ========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest........................................................  $ 15,982       $  13,237           $   1,747       $  8,460
                                                                      ========        ========            ========       ========
Supplemental disclosures of noncash items:
  Accretion of preferred stock......................................  $     88       $      59                  --             --
                                                                      ========        ========            ========       ========
  Preferred stock dividends.........................................        --       $   1,186                  --             --
                                                                      ========        ========            ========       ========
  Increase in valuation of warrants.................................  $    921       $     614                  --       $    253
                                                                      ========        ========            ========       ========
  Increase (decrease) in valuation of ESOP..........................  $   (400)      $     448           $      --       $  4,799
                                                                      ========        ========            ========       ========

                             See accompanying notes

                          INDSPEC HOLDING CORPORATION

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

              FOR THE NINE MONTHS ENDED DECEMBER 31, 1994 AND 1995
                                 (IN THOUSANDS)

                                                                              DECEMBER 31
                                                                         ---------------------
                                                                           1994         1995
                                                                         --------     --------
                                                                         UNAUDITED    UNAUDITED
Cash flows from operating activities:
  Net income...........................................................  $  2,485     $  5,125
  Adjustments to reconcile net income to cash provided from operating activities:
     Noncash interest on subordinated notes............................     6,902        7,263
     Depreciation and amortization.....................................    10,901       11,445
     Write-off of debt issuance costs..................................     1,192        1,249
     Increase in postretirement benefits...............................       388          852
     (Decrease) increase in deferred tax liabilities...................      (217)       2,883
     Change in assets and liabilities..................................       759       (2,501)
                                                                         --------     --------
          Net cash provided by operating activities....................    22,410       26,316
Cash flows from investing activities:
  Additions to property, plant, and equipment..........................    (4,422)      (4,568)
                                                                         --------     --------
          Net cash used in investing activities........................    (4,422)      (4,568)
Cash flows from financing activities:
  Repurchase of subordinated notes.....................................   (10,097)      (8,265)
  Proceeds from issuance of common stock...............................        --            5
  Repayment of senior bank debt........................................    (6,563)     (15,266)
  Net borrowings on line of credit.....................................    (1,300)       1,700
                                                                         --------     --------
          Net cash used in financing activities........................   (17,960)     (21,826)
Increase (decrease) in cash............................................        28          (78)
Cash at beginning of period............................................     1,023        1,655
                                                                         --------     --------
Cash at end of period..................................................  $  1,051     $  1,577
                                                                         ========     ========

                             See accompanying notes

                          INDSPEC HOLDING CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                                 MARCH 31, 1995

 1. THE COMPANY

     INDSPEC Chemical Corporation (the "Company"), a wholly owned subsidiary of INDSPEC Holding Corporation, is engaged principally in the business of developing, producing and marketing resorcinol, resorcinol-based resins and adhesives and other resorcinol derivatives. The Company, through its Petrolia, Pennsylvania plant, is the largest producer of resorcinol in the world and the sole commercial producer in the United States. Resorcinol and resorcinol-based resins are used primarily as adhesives to bond steel or fiber cords to rubber in the manufacture of tires and also in specialty chemical applications. In addition, the Company produces sulfite, both as a by-product of its resorcinol production and synthetically at its plant in Tuscaloosa, Alabama, and saltcake (sodium sulfate) as by-products of the resorcinol production which are marketed to the paper, water treatment and glass industries. Resorcinol and resorcinol-based products accounted for approximately 92%, 95%, 95%, and 96% of net sales for 1993, the period April 1, 1993 to December 2, 1993, the period December 3, 1993 to March 31, 1994, and 1995, respectively. The balance of sales were comprised of sulfite and saltcake products.

     The Company was formed on October 25, 1993 under the name Specialty Acquisition Sub, Inc. and after a series of transactions succeeded to, and now operates, the business previously operated by INDSPEC Chemical Corporation ("Old INDSPEC" or "Predecessor"), and was renamed INDSPEC Chemical Corporation. The Company is a wholly owned subsidiary of INDSPEC Technologies, Ltd., a Pennsylvania Business Trust, which is in turn 100% owned by INDSPEC Holding Corporation (formerly Specialty Acquisition Holdings, Inc., and herein referred to as "Holdings"). Old INDSPEC was formed in 1988 by management and an investor group to acquire, in a leveraged transaction (the "Original Acquisition"), the business of the Industrial Specialty Chemicals division of Koppers Company, Inc., now known as Beazer East, Inc. ("Koppers" or "BEI"). Throughout these notes, the term "the Company" is also used to include the operations of Old INDSPEC, where appropriate, unless such inclusion would be confusing.

     Effective as of October 26, 1993, Old INDSPEC and CH NewCo, Inc. ("CH NewCo") entered into a Stock Acquisition Agreement (the "Acquisition Agreement") pursuant to which Old INDSPEC agreed to sell shares of its common stock to CH NewCo (the "Stock Sale"). CH NewCo assigned its rights under the Acquisition Agreement, including the right to purchase the common stock of Old INDSPEC, to Castle Harlan Partners II L.P. ("CHPII" or "Buyer"), a private equity investment fund which is an affiliate of CH NewCo.

     On November 2, 1993, Old INDSPEC began a tender offer for its common stock and certain other securities (the "Tender Offer"). Following consummation of the Stock Sale and the Tender Offer on December 2, 1993, INDSPEC succeeded to the business of Old INDSPEC, in substantially the form previously conducted by Old INDSPEC, as a result of two mergers (the "Mergers"), an asset transfer and assumption by INDSPEC of all of Old INDSPEC's obligations (the "Asset Transfer"). On December 2, 1993, after consummation of the Mergers and the Asset Transfer, INDSPEC issued $157.5 million face amount of 11 1/2% Senior Subordinated Discount Notes due 2003 that produced gross proceeds of $90.0 million to the Company, (ii) borrowed $106.0 million under the New Senior Credit Facility (as defined), and (iii) repaid all of Old INDSPEC's debt obligations under its bank loans and subordinated debt indentures (the "Refinancings"). The Tender Offer, the Stock Sale, the Mergers, the Asset Transfer and the Refinancings are referred to collectively herein as the "Transactions." As a result of the consummation of the Transactions, CHPII owns approximately 57% of the outstanding common stock of Holdings. Substantially all of the balance of the stock is owned by management, employees, and the Company's Employee Stock Ownership Trust ("ESOP").

     The acquisition was accounted for as a purchase for financial statement purposes, subject to recapitalization accounting as required by the Emerging Issues Task Force Issue 88-16 (the EITF) for the

                          INDSPEC HOLDING CORPORATION

                                 MARCH 31, 1995

portion of the purchase price that was funded by the retention of shares in Holdings by certain management investors. These management investors owned approximately 15.4% of Old INDSPEC, and approximately 29.7% of the Company on a fully diluted basis. The EITF contains a monetary test that provides that if less than 80% of the total monetary consideration is in the form of new cash infusion by the purchasers, then the assets acquired in the acquisition and the shareholders' equity contributed by continuing management will have carryover basis to the extent of the ratio of non-monetary consideration to total consideration in the transaction. Accordingly, balance sheet adjustments have been made to reflect the basis of the acquired assets and stockholders' equity at predecessor basis, rather than fair market value, to the extent of the percentage of non-monetary consideration.

     The total purchase price was determined as follows (in thousands):

        Assumption of liabilities.........................................  $235,143
        Issue of common stock.............................................    12,450
        Continuing management shares valued at predecessor basis..........    (5,207)
                                                                            --------
                  Total...................................................  $242,386
                                                                            ========

     This purchase price was allocated as follows (in thousands):

        Current assets (at cost basis of predecessor).....................  $ 33,086
        Fixed assets......................................................   105,289
        Intangible assets.................................................    54,965
        Goodwill..........................................................    40,491
        Debt issuance costs...............................................     8,305
        Other investments.................................................       250
                                                                            --------
                                                                            $242,386
                                                                            ========

     As part of the Transactions and early retirement of debt, Old INDSPEC incurred transaction expenses during the period April 1, 1993 to December 2, 1993. These transaction expenses totalled $14.0 million (before tax benefit of $5.5 million) and consisted of $8.1 million in premiums for the early retirement of debt and preferred stock, $3.6 million to write off unamortized financing costs and to properly reflect the face amount of junior subordinated debentures that were originally issued at a discount, $.6 million to unwind interest rate swap agreements, and $1.7 million of net interest cost for the defeasance of the debt and junior subordinated debentures of Old INDSPEC. These costs are reflected as an extraordinary expense of Old INDSPEC. Additionally, the Company incurred $11.2 million of transaction costs as follows: fees associated with the subordinated debentures of $4.2 million, fees associated with the term debt of $4.2 million, and other fees of $2.8 million. These fees have been capitalized and are being amortized over the life of the related debt or goodwill.

                          INDSPEC HOLDING CORPORATION

                                 MARCH 31, 1995

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies of the Company are as follows:

  Inventories

     Inventories are valued at the lower of cost, utilizing the first-in, first-out (FIFO) method, or market. Supplies are valued principally at average cost. At March 31, 1994 and March 31, 1995, inventories consisted of the following (in thousands):

                                                                    1994        1995
                                                                   -------     -------
        Raw materials............................................  $   806     $ 1,052
        Work-in-process..........................................      384         410
        Finished goods...........................................   10,810      10,920
        Supplies.................................................    2,369       2,481
                                                                   -------     -------
                                                                   $14,369     $14,863
                                                                   =======     =======

  Investment

     The investment is valued at the lower-of-cost or market value. At March 31, 1994 and March 31, 1995, the investment consisted of common stock in a cooperative insurance company which provides a portion of the Company's liability coverage.

  Property, Plant, and Equipment

     Property, plant, and equipment are recorded at cost as of March 31, 1994 and 1995 after purchase accounting adjustments in 1994 (including provision for EITF 88-16) and consist of the following (in thousands):

                                                                   1994         1995
                                                                 --------     --------
        Land and improvements..................................  $    565     $    702
        Buildings..............................................     3,089        3,639
        Machinery and equipment................................    98,720      103,251
        Furniture and fixtures and computer equipment..........       866        1,043
        Construction in progress...............................     3,530        3,027
                                                                 --------     --------
                                                                  106,770      111,662
        Less accumulated depreciation..........................    (2,592)     (11,460)
                                                                 --------     --------
                                                                 $104,178     $100,202
                                                                 ========     ========

     Cost for property, plant, and equipment acquired in the Transactions represents a portion of the purchase price allocated to such assets based on an appraisal of their fair market values at the date of purchase. Maintenance and repairs are expensed as incurred. Expenditures which significantly increase asset values or extend useful lives are capitalized. Interest is capitalized on self-constructed assets. During the year ended March 31, 1993, the period April 1, 1993 to December 2, 1993, the period December 3, 1993 to March 31, 1994 and the year ended March 31, 1995, interest cost associated with assets under construction of approximately $282,000, $111,000, $76,000, and $254,000, respectively, was capitalized. Major classes of

                          INDSPEC HOLDING CORPORATION

                                 MARCH 31, 1995

property, plant, and equipment are depreciated using the straight-line basis for financial statement purposes over their estimated useful lives as follows:

        Buildings.....................................     40 years
        Machinery and equipment.......................   2-20 years
        Furniture and fixtures........................      5 years

     Leasehold interests are depreciated over the life of the related lease.

  Intangible Assets and Goodwill Arising from Acquisition of the Business

     A portion of the purchase price was allocated to intangible assets, primarily patents, licenses, contracts, and trade names based on an appraisal of their fair values. Intangible assets are amortized using the straight-line method over their estimated useful lives as follows (in thousands):

                                           1994        1995
                                          -------     -------
        Patents.........................  $48,155     $48,155        11 years
        Licenses and contracts..........      630         630       3-9 years
        Trade names.....................      760         760        20 years
        Other intangibles...............    5,420       5,420      6-40 years
                                          -------     -------
                                           54,965      54,965
        Less accumulated amortization...   (1,501)     (6,447)
                                          -------     -------
                                          $53,464     $48,518
                                          =======     =======

     The excess of the purchase price paid over net assets acquired is recorded as goodwill and amortized over 40 years using the straight-line method. The carrying value of goodwill will be reviewed if the facts and circumstances suggest that it may be impaired.

  Depreciation and Amortization

     Depreciation and amortization, as presented in the financial statements, is allocable to cost of sales, selling, research, shipping and delivery, and general and administrative expense as follows in thousands:

                                                     PREDECESSOR
                                                ---------------------
                                                           APRIL 1,     DECEMBER 3,
                                                            1993 TO       1993 TO
                                                          DECEMBER 2,    MARCH 31,
                                                 1993        1993          1994        1995
                                                -------   -----------   -----------   -------
        Cost of sales.........................  $13,242      $7,774        $4,024     $14,226
        Selling, research, general and
          administrative......................      822         517           399       1,258
                                                -------      ------        ------     -------
                                                $14,064      $8,291        $4,423     $15,484
                                                =======      ======        ======     =======

  Debt Issuance Costs

     Debt issuance costs are amortized over the term of the applicable debt agreement using the interest method. Amortization of debt issuance costs (exclusive of the write-off of unamortized debt issue costs as a result of the Transactions in the amount of $2.9 million) for the year ended March 31, 1993, the period April 1, 1993 to December 2, 1993, the period December 3, 1993 to March 31, 1994, and the year ended March 31, 1995, were $896,000, $544,000,
$339,000, and $1,018,000, respectively.

                          INDSPEC HOLDING CORPORATION

                                 MARCH 31, 1995

  Income Taxes

     The Company provides for income taxes based on temporary differences in the basis of assets and liabilities between amounts used for financial statement and income tax purposes.

  Foreign Exchange Transactions

     Sales denominated in foreign currencies and the related accounts receivable are recognized in U.S. dollars using the exchange rates in effect at the date of the sale (measurement dates). The Company had $4,300,000 and $5,100,000 of trade receivables denominated in foreign currencies at March 31, 1994 and March 31, 1995, respectively. In addition, at March 31, 1995, the Company had forward exchange contracts, which mature throughout 1995, to purchase $7,400,000 with Dutch Guilders. Unrealized gains and losses are recognized in income for the effect of fluctuations in exchange rates from the measurement dates to the end of the Company's reporting period.

  Reclassification

     Certain reclassifications have been made to prior financial statements to conform to the March 31, 1995 presentations. The reclassifications had no effect on income.

 3. SOVIET ACCOUNT RECEIVABLE

     In March 1993 Old INDSPEC established a reserve in the amount of $1.3 million for the possible uncollectibility of a receivable that originated in 1990 from the sale of resorcinol to the Soviet Union. In September, 1993 Old INDSPEC agreed to accept $900,000 as payment in full for this receivable. After payment of expenses related to the collection, Old INDSPEC recognized income of $737,000 on the collection of the receivable.

 4. LONG-TERM DEBT AND CREDIT ARRANGEMENTS

     Long-term debt outstanding is summarized as follows (in thousands):

                                                          MARCH 31, 1994     MARCH 31, 1995
                                                          --------------     --------------
        Term Loan Facility..............................     $ 97,812           $ 84,062
        Senior subordinated discount notes due December
          2, 2003.......................................       90,076             89,446
        Revolving Loan Facilities.......................        1,850              1,300
                                                             --------           --------
                                                              189,738            174,808
        Less current portion of long-term debt..........       (8,750)            (7,700)
                                                             --------           --------
                                                             $180,988           $167,108
                                                             ========           ========

     As part of the Transactions the Company entered into the New Senior Credit Facility with Bankers Trust Company, as Agent. The New Senior Credit Facility consists of (i) a term loan facility in an aggregate principal amount of $70.0 million (the "A Term Loan Facility"), (ii) a second term loan facility in an aggregate principal amount of $30.0 million (the "B Term Loan Facility") (the A Term Loan Facility and the B Term Loan Facility are collectively referred to as the "Term Loan Facilities") and (iii) a revolving loan facility in an aggregate principal amount of $15.0 million (the "Revolving Loan Facility" and, together with the Term Loan Facilities, the "Credit Facilities").

                          INDSPEC HOLDING CORPORATION

                                 MARCH 31, 1995

     The borrowings under the New Senior Credit Facility bear interest at INDSPEC's option (i) at the Base Rate in effect from time to time plus (a) with respect to loans under the Revolving Loan Facility and the A Term Loan Facility, 1 3/8% and (b) with respect to the B Term Loan Facility, 1 5/8% or (ii) subject to certain limitations at the Eurodollar rate (adjusted for maximum reserves) as determined by the Agent for the respective interest period plus (a) with respect to loans under the Revolving Loan Facility and the A Term Loan Facility, 2 3/8% and (b) with respect to the B Term Loan Facility, 2 5/8%. "Base Rate" shall mean the higher of (x) 0.5% in excess of the Federal Reserve reported certificate of deposit rate and (y) the rate the Agent announces from time to time as its prime lending rate, as in effect from time to time. The New Senior Credit Facility also provides for the payment of a commitment commission of 0.5% per annum on the daily average unused amount of the commitments under the Revolving Loan Facility. For the period December 3, 1993 to March 31, 1994 and for the year ended March 31, 1995, the effective interest rate on the Credit Facilities, including amortization of debt issuance costs, was 7.5% and 8.8%, respectively.

     In addition to the borrowings summarized above, there are letters of credit outstanding as of March 31, 1995 totaling $500,000.

     Also as part of the Transactions, the Company issued $157.5 million aggregate amount of 11 1/2% Senior Subordinated Discount Notes due 2003 (the "Notes") to complete the funding necessary for the acquisition. The Notes were issued at a substantial discount from their principal amount and provided gross proceeds of $90.0 million. Interest on the Notes will be payable semi-annually, in cash, on June 1 and December 1, commencing June 1, 1999 at the rate of 11 1/2% per annum. The Notes are callable beginning December 2, 1998, at a premium.

     During the fiscal year ended March 31, 1995 the Company redeemed $17.6 million face amount of Notes in return for a cash payment of $10.2 million. After giving effect to unamortized debt costs attributable to the redeemed Notes, the Company had no gain or loss on the redemption. In December, 1994, the Company entered into an interest rate swap arrangement with Lehman Brothers, Inc. ("Lehman") whereby the Company agreed to pay Lehman a floating rate of LIBOR plus 2.25% for a six-month period on $7.4 million expended by Lehman to purchase $12.9 million of Notes. In return for the Company's cash payment of interest, Lehman will pay the Company any gain on the Notes (if the Company does not elect to purchase the notes) at the end of the six-month period or the Company will reimburse Lehman for any loss. The Company received the right, but not the obligation, to purchase the Notes held by Lehman for $7.4 million at any time during the six-month period which expires on May 31, 1995. As of March 31, 1995 the Company had not exercised its purchase option.

     On November 30, 1993 Old INDSPEC exercised its option to exchange its Convertible Preferred Stock for 14% Junior Subordinated Exchange Debentures (the "Junior Debentures") with a face amount of $18,708,000. The preferred stock was originally issued as part of a unit that consisted of preferred stock and warrants to purchase common stock of Old INDSPEC and was carried on the Company's books at $17,960,000 which reflected the original allocation of value between the preferred stock and the warrants, adjusted for accretion of the preferred stock since its issuance in 1989, and for issuance of additional preferred stock as dividends. As part of the Transactions, the Company retired all the Junior Debentures by exercising its rights to defease the obligations by escrowing sufficient funds to fully retire the obligations at their first call date of April 20, 1994. As of April 20, 1994, the trustee of the escrow for the Junior Debentures distributed all the funds and fully extinguished the obligations. Since the bonds were defeased as of December 2, 1993, they were accounted for as fully retired as of that date. See the discussion of preferred stock below.

     The debt agreements contain various restrictions pertaining to: incidence of additional indebtedness, mergers, consolidations or acquisitions and disposition of assets; investments; transactions with affiliates; retirement of subordinated debt; and redemption of stock. Essentially all of the Company's assets are pledged

                          INDSPEC HOLDING CORPORATION

                                 MARCH 31, 1995

as collateral under the Credit Facilities. In addition, the debt agreements require that the Company meet certain financial tests and generally limit the payment of dividends, except in certain circumstances relating to dividends on permitted preferred stock.

     On June 30, 1995, the Company will make a $5.4 million prepayment of the Term Loan Facility as required by the excess cash flow recapture provisions of the Credit Facilities. The aggregate long-term maturities, adjusted for prepayments, for the years ending March 31, are as follows: 1996- $7,700,000; 1997-$12,250,000; 1998- $19,250,000; 1999- $20,471,000; 2000- $12,750,000; and
years thereafter- $102,387,000.

 5. PREFERRED STOCK AND WARRANTS

     On April 27, 1989, Old INDSPEC sold 75 units, each consisting of 100 newly issued shares of Nonvoting 14% Exchangeable Preferred Stock, Series A, with detachable put warrants for $15,000,000 (less issuance costs of $480,000). As discussed in Note 4 the Preferred Stock was converted into Junior Debentures on November 30, 1993 and then were retired as part of the Transactions. The put warrants were retained as obligations of Holdings.

     Each detachable put warrant entitles the holder (i) to purchase a share of common stock of Holdings for $100 or to require Holdings to repurchase the warrant for its fair market value. The put warrants were valued at $885,000 (less issuance costs of $64,000) when issued based on an appraisal performed by an independent party. The put warrants are not exercisable for five years from the date of the original issue. Any liability from the increase in the value of warrants was recognized on a straight-line basis in each quarterly period thereafter. To reflect this liability, the Predecessor increased the valuation of the warrants to $1,742,000 as of March 31, 1993 and to $2,356,000 as of the date of the Transactions. The remaining put warrants are valued at $430,200 as of March 31, 1995.

     Old INDSPEC paid cash dividends on its preferred stock in the amount of $2,453,000 and $1,151,000, respectively, for the fiscal year ended March 31, 1993, and for the period April 1, 1993 to December 2, 1993, and paid dividends on the preferred stock in the form of additional shares of preferred stock in the amount of 0 shares and 593 shares, respectively, for the fiscal year ended March 31, 1993, and for the period April 1, 1993 to December 2, 1993. Since the preferred stock was converted into the Junior Debentures on November 30, 1993, no dividends were paid or accrued by the Company after November 30, 1993.

 6. EMPLOYEE BENEFITS

  Pension Plans

     Under the terms of the Original Acquisition, Old INDSPEC adopted a salaried employee retirement plan covering all salaried employees effective December 16, 1988 and assumed the assets and obligations of the hourly retirement plans at each of the two plants it acquired from Koppers. Old INDSPEC thus had three pension plans. Then on December 31, 1992, Old INDSPEC merged the retirement plan for Tuscaloosa hourly employees into the retirement plan for salaried employees, with benefits for the Tuscaloosa employees in effect frozen due to the shutdown of the Tuscaloosa plant in 1992. Plan assets primarily include marketable debt instruments and equity securities. The Company's funding policy is to make annual contributions as required by applicable regulations. The plans generally provide benefits using a formula based upon employee compensation and years of service. These plans were adopted by the Company as part of the Transactions.

                          INDSPEC HOLDING CORPORATION

                                 MARCH 31, 1995

     Net periodic pension cost for the year ended March 31, 1993, the period April 1, 1993 to December 2, 1993, the period December 3, 1993 to March 31, 1994, and the year ended March 31, 1995, included the following components (in thousands):

                                                PREDECESSOR
                                          -----------------------
                                                       APRIL 1,       DECEMBER 3,
                                                        1993 TO         1993 TO
                                                      DECEMBER 2,      MARCH 31,
                                           1993          1993            1994          1995
                                          -------     -----------     -----------     -------
        Service cost-benefits earned
          during the period.............  $   676        $ 467           $ 288        $   985
        Interest cost on projected
          benefit obligation............      995          739             415          1,283
        Actual return on assets.........   (1,186)        (954)           (310)           199
        Net amortization and deferral...      356          333              --         (1,283)
                                          -------        -----           -----        -------
        Net periodic cost...............  $   841        $ 585           $ 393        $ 1,184
                                          =======        =====           =====        =======

     The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheet at March 31, 1994 and 1995 (in thousands):

                                                                    1994        1995
                                                                   -------     -------
        Actuarial present value of benefit obligation:
          Vested benefits........................................  $12,606     $12,194
          Nonvested benefits.....................................      772         777
                                                                   -------     -------
          Accumulated benefit obligation.........................   13,378      12,971
          Effect of future wage increase.........................    4,674       4,022
                                                                   -------     -------
          Projected benefit obligation...........................   18,052      16,993
        Fair value of plan assets................................   11,955      12,175
                                                                   -------     -------
        Projected benefit obligation in excess of plan assets....    6,097       4,818
        Unrecognized prior service cost..........................       --          --
        Unrecognized net gain....................................       --       1,425
                                                                   -------     -------
        Accrued pension cost.....................................  $ 6,097     $ 6,243
                                                                   =======     =======

     The current portion of accrued pension cost ($1,137,000 at March 31, 1994 and $1,042,000 at March 31, 1995) is included in accrued payroll and other compensation cost on the balance sheets. The long-term portion is included in pension and postretirement obligations.

     At March 31, 1994 and 1995, the discount rates used in determining the actuarial present value of benefit obligations were 7.0% and 8.25%, respectively. The increase in the discount rate reduced the actuarial present value of benefit obligations by $2.1 million. The rate of compensation increase assumed in the determination of the projected benefit obligations ranged from 4.3% to 11.4%. The long-term rate of return on assets was 9% in 1993, 1994, and 1995.

  Postretirement Benefits

     In addition to the Company's defined benefit pension plan, the Company has assumed the obligation of Old INDSPEC with respect to two defined benefit postretirement plans. One plan covers all U.S. salaried employees and the other plan covers the Petrolia hourly employees. Both plans provide medigap coverage and life insurance protection. With respect to the salaried program, postretirement medical costs are contributory,

                          INDSPEC HOLDING CORPORATION

                                 MARCH 31, 1995

with retiree contributions adjusted annually in accordance with the health care trend assumption. The hourly plan requires no contribution for basic coverage.

     Effective April 1, 1993, Old INDSPEC adopted FASB Statement No. 106, Employers Accounting for Postretirement Benefits Other Than Pensions. The cumulative effect of adopting the new rules increased the postretirement benefit cost of Old INDSPEC for the period April 1, 1993 to December 2, 1993 by $3.7 million and decreased net income by $2.2 million. Postretirement benefit cost for the year ended March 31, 1993, which was recorded on the cash basis, was $113,000 and has not been restated.

     The following table presents the plans' combined funded status reconciled with the amount recognized in the Predecessor's and the Company's statement of operations:

     Accumulated postretirement benefit obligation (APBO) at March 31, 1994 and 1995:

                                                                 1994           1995
                                                              ----------     ----------
        Retirees............................................  $2,508,000     $2,496,000
        Fully eligible active plan participants.............   1,068,000      1,319,000
        Other active plan participants......................   3,526,000      2,409,000
        Unrecognized net gain...............................          --      1,357,000
                                                              ----------     ----------
             Accrued postretirement benefit cost............  $7,102,000     $7,581,000
                                                              ==========     ==========

     Net periodic postretirement benefit cost included the following components:

                                                    PREDECESSOR
                                                  ---------------
                                                   PERIOD 4/1/93    PERIOD 12/3/93      YEAR ENDED
                                                  THROUGH 12/2/93   THROUGH 3/31/94   MARCH 31, 1995
                                                  ---------------   ---------------   --------------
    Net Periodic Cost
      Service cost..............................     $   85,000        $   63,000        $177,000
      Interest cost.............................        279,000           163,000         490,000
                                                     ----------        ----------        --------
      Net periodic postretirement benefit
         cost...................................     $  364,000        $  226,000        $667,000
    Total 1993/94 Expense
      Net periodic postretirement benefit
         cost...................................     $  364,000        $  226,000        $667,000
      Transition obligation at 4/1/93...........      3,406,000                --              --
      One-time purchase accounting charge.......             --         1,460,000              --
                                                     ----------        ----------        --------
      Total expense.............................     $3,770,000        $1,686,000        $667,000
                                                     ==========        ==========        ========

     Old INDSPEC reflected the cost of $3.7 million (reduced by tax benefit of $1.5 million) as a one-time charge related to the adoption of FAS 106. In calculating this expense in April 1993, Old INDSPEC assumed a discount rate of 8.5%. Upon the acquisition, the Company utilized a 7% discount rate and therefore, increased the liability assumed for postretirement benefits to reflect the lower rate assumption by $1.5 million. The discount rate for 1995 was increased to 8.25%, reducing the accrued postretirement benefit obligation by $1.4 million.

     The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 11% for 1995 (unchanged from 1994) and is assumed to decrease gradually to 6% by 2003 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of

                          INDSPEC HOLDING CORPORATION

                                 MARCH 31, 1995

March 31, 1994 by $922,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended March 31, 1995 by $107,000.

  Supplemental Benefit Plan

     At the inception of the Company, it assumed employment agreements with certain employees which provide for pension benefits otherwise accrued under the Salaried Employees' Retirement Plan but for the limitations imposed under the Internal Revenue Code. The present value of the projected benefit obligation of this unfunded nonqualified plan as of December 2, 1993 was $830,000 and this amount was an assumed liability of the Company as part of the Transactions. During the period December 2, 1993 through March 31, 1994, and the year ended March 31, 1995, the Company recognized $25,000 and $95,000, respectively, of expense related to this plan.

  Employee Stock Ownership Plan

     In December 1988, Old INDSPEC established an Employee Stock Ownership Plan ("ESOP") which enables eligible employees (all employees after one year of service, as defined in the ESOP) to acquire shares of the Company's common stock. This plan was adopted by Holdings. The cost of the ESOP is borne by the Company through annual contributions to an Employee Stock Ownership Trust (ESOT) in amounts determined by the Board of Directors. Shares of stock acquired by the plan are to be allocated to each employee and held until the employee's retirement, permanent disability or death. The trustee is entitled to vote all Company stock held by the ESOT at such time and in any such manner as directed by the Employee Benefit Committee, except that with respect to required approval of certain major corporate transactions, each participant is entitled to vote the shares allocated to his or her account.

     On December 16, 1988, Old INDSPEC sold 10,000 shares (fully allocated at March 31, 1994 and 1995) of its Class A common stock to the ESOT at $100 per share. The ESOP financed the purchase of stock through a three-year loan with a bank which was guaranteed by Old INDSPEC and has been fully repaid. The Company made contributions of $227,000 and $150,000, $0, and $289,000 during the year ended March 31, 1993, the period April 1, 1993 to December 2, 1993, and for the period December 3, 1993 to March 31, 1994, and during the year ended March 31, 1995, respectively, to the plan to enable the ESOP to repurchase stock from retiring employees. The Company's contributions were recognized as employee benefits expense. Following the distribution of shares to a former employee, the employee has a "put" option with respect to these distributed shares. To the extent the ESOP does not utilize its own funds to repurchase these shares, the Company is required to repurchase the shares at appraised value. The common stock held by the ESOP is appraised annually as of December by an independent appraiser and this appraisal amount is used by the Company to determine the potential repurchase obligation. Effective April 1, 1994, the Company adopted the provisions of Statement of Position (SOP) 93-6. Previously, the Company accounted for its ESOP under SOP 76-3. The prospective adoption had no effect on the financial statements.

  Incentive Compensation Plans

     The INDSPEC Chemical Corporation Incentive Stock Option Plan ("ISOP") was established by Old INDSPEC in February 1989. The ISOP was established to encourage ownership of stock by key employees to provide increased incentive for such employees to render services and to exert maximum effort for the business success of the Company.

     The ISOP provides for the discretionary granting of Incentive Stock Options ("ISOs") to purchase shares of common stock, at not less than the fair market value thereof on the date of grant, to select employees of the Company, including officers. The Compensation Committee may provide that ISOs will vest

                          INDSPEC HOLDING CORPORATION

                                 MARCH 31, 1995

immediately or in increments over a period of time. During the year ended March 31, 1990, 8,000 ISOs to purchase shares of common stock for $100 per share were granted (the maximum approved under the plan). The ISOs vest on a pro rata basis over a three-year period. There were no ISOs granted during the years ended March 31, 1992 and 1993.

     During the period December 3, 1993 to March 31, 1994, Holdings granted stock options to purchase 5,863 common shares of Holdings at $450 per share, the estimated fair market value at the date of grant, with 4,285 of the ISOs vesting ratably over a three-year period beginning December 2, 1993. The balance of the shares vest ratably over a six-year period beginning December 2, 1993. There were no options granted during the year ended March 31, 1995.

  Profit-Sharing Plan

     Old INDSPEC's nonqualified Profit-Sharing Plan covered substantially all employees, including executive officers. The plan provided for a quarterly benefit payment based upon a percentage (determined by the Compensation Committee) of the Company's quarterly and annual earnings before depreciation, amortization, interest and taxes ("EBDIT") when such earnings exceed certain minimum levels. An employee's share was based on his or her position in the Company and salary.

     For the year ended March 31, 1993 and for the period April 1, 1993 to December 2, 1993, and for the period December 3, 1993 to March 31, 1994, the Company accrued expenses of $546,000, $0, and $431,000, respectively, related to this plan.

     The Company amended the profit-sharing plan in 1995 to provide that on a quarterly basis the Company will pay a bonus to each employee if the Company's EBDIT, as defined by the plan, exceeds certain minimum levels. For the year ended March 31, 1995 each employee received a bonus equaling 12.5% of base pay before overtime and was eligible for an additional 2% bonus based on attaining certain attendance and safety goals. The total expense related to the plan for 1995 was $2.4 million.

  Savings Plans

     The Company sponsors two savings plans (the "Plans") that cover substantially all employees, including executive officers. Each participant has the option to defer taxation of a portion of his or her earnings by directing the Company to contribute a percentage of such earnings to the Plans. The Company also may make discretionary contributions to the Plans. The Company's contributions would be allocated to each participant based on his or her pro rata contributions to the Plans. The Company has made no contributions to the Plans.

 7. INCOME TAXES

     Effective April 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes." As permitted under the new rules, prior years' financial statements were not restated. The cumulative effect of adopting Statement 109 as of April 1, 1993 was to increase net income by $4.4 million. The corresponding asset that was booked relates to federal net operating loss carryforwards.

                          INDSPEC HOLDING CORPORATION

                                 MARCH 31, 1995

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows (in thousands):

                                                                    1994        1995
                                                                   -------     -------
        Deferred tax liabilities:
          Tax over book depreciation.............................  $37,660     $33,345
          Tax over book amortization.............................    2,470       3,567
          Other..................................................      610         528
                                                                               -------
          Total deferred tax liabilities.........................  $40,740     $37,440
        Deferred tax assets:
          Net operating loss carryforwards.......................   20,116      12,072
          Alternative Minimum Tax Credit.........................       --         240
          Pension obligation.....................................    3,078       3,166
          Uniform Capitalization.................................      452       1,282
          OPEB Liability.........................................    2,866       2,978
          Interest on high yield obligations.....................    1,330       4,762
          Other..................................................    1,398       1,230
                                                                               -------
        Net deferred tax assets..................................  $29,240     $25,730
        Net deferred tax liabilities.............................  $11,500     $11,710
                                                                               =======

     At March 31, 1995, the Company has net operating loss carryforwards of $54 million for federal income tax purposes that expire in years 2004 through 2009.

     Significant components of the provision for income taxes attributable to continuing operations are as follows (in thousands):

                                                   PREDECESSOR
                                          -----------------------------
                                                                      LIABILITY METHOD
                                                            -------------------------------------
                                          DEFERRED METHOD    APRIL 1,     DECEMBER 3,
                                          ---------------     1993 TO       1993 TO
                                             MARCH 31,      DECEMBER 2,    MARCH 31,    MARCH 31,
                                               1993            1993          1994         1995
                                          ---------------   -----------   -----------   ---------
        Current:
          Federal.......................       $  --         $      --        $--         $ 240
          State.........................          --                --         --            --
                                                ----          --------        ---         -----
          Total Current.................          --                --         --           240
        Deferred:
          Federal.......................         321             3,117         --          (165)
          State.........................          57              (496)        --           375
                                                ----          --------        ---         -----
          Total Deferred................         378             2,621         --           210
        Extraordinary items.............          --           (11,428)        --            --
                                                ----          --------        ---         -----
          Total.........................       $ 378         $  (8,807)       $--         $ 450
                                                ====          ========        ===         =====

                          INDSPEC HOLDING CORPORATION

                                 MARCH 31, 1995

The provision for income taxes on income before extraordinary items and cumulative effect of accounting changes is reconciled with the federal statutory rate as follows (in thousands):

                                                   PREDECESSOR
                                          -----------------------------
                                                                      LIABILITY METHOD
                                                            -------------------------------------
                                          DEFERRED METHOD    APRIL 1,     DECEMBER 3,
                                          ---------------     1993 TO       1993 TO
                                             MARCH 31,      DECEMBER 2,    MARCH 31,    MARCH 31,
                                               1993            1993          1994         1995
                                          ---------------   -----------   -----------   ---------
        Federal (34%)...................       $ 224          $ 2,641         $ 3        $ 1,656
        State, net of federal tax
          benefit.......................          57             (326)         --            273
        Goodwill amortization and other
          nondeductible items...........          97              306          --            365
        Adjustment to deferred income
          taxes under FAS #109..........          --               --          --         (1,844)
          Other.........................          --               --          (3)            --
                                                ----           ------         ---        -------
                                               $ 378          $ 2,621         $--        $   450
                                                ====           ======         ===        =======

     In March 1994, deferred income taxes were recorded based upon temporary differences known to exist as of that date. Many of the temporary differences related to asset basis differences arising out of the purchase accounting related to the acquisition of Old INDSPEC. During the current fiscal year, the determination of cumulative temporary differences was revised, resulting in a reduction in deferred income tax liabilities of $1,844,000. This adjustment was recorded as a decrease to current year deferred tax expense under FASB No. 109.

 8. FINANCIAL INFORMATION RELATING TO EXPORT SALES AND MAJOR CUSTOMERS

     The Company sells its products in both foreign and domestic markets. During the year ended March 31, 1993, and for the period April 1, 1993 to December 2, 1993, and for the period December 3, 1993 to March 31, 1994, and for the year ended March 31, 1995, export sales represented approximately 47%, 44%, 47%, and 44%, respectively, of net sales.

     Export sales are concentrated in Europe, Asia, South America, and North America. These continents account for 57%, 19%, 8%, and 11%, respectively, of total export sales for the year ended March 31, 1993; 56%, 17%, 9%, and 10%, respectively, for the period April 1, 1993 to December 2, 1993; 50%, 15%, 8%, and 12%, respectively, for the period December 3, 1993 to March 31, 1994; and 54%, 22%, 9%, and 11%, respectively, for the year ended March 31, 1995.

     Sales to one customer, a manufacturer, represented 22%, 20%, 19%, and 19% of net sales for the year ended March 31, 1993, and for the period April 1, 1993 to December 2, 1993, and for the period December 3, 1993 to March 31, 1994, and for the year ended March 31, 1995, respectively. The Company performs periodic credit evaluations of its customers financial condition and generally does not require collateral except for certain export sales where customers are required to provide letters of credit to secure payment.

                          INDSPEC HOLDING CORPORATION

                                 MARCH 31, 1995

 9. COMMITMENTS

     The Company leases land, buildings and equipment under various noncancelable operating leases with original terms ranging from one to five years. Minimum rental commitments payable in future years under noncancelable operating leases are as follows:

          TWELVE MONTHS ENDING MARCH 31,                IN THOUSANDS
          ------------------------------                ------------
                      1996............................     $1,231
                      1997............................        655
                      1998............................        436
                      1999............................        276
                      2000............................          4
                                                           ------
                              Total...................     $2,602
                                                           ======

     Substantially all of the Company's leases contain renewal options.

     Effective December 23, 1991, Old INDSPEC received permission from the State of Pennsylvania to become self-insured for workers' compensation insurance. To protect the Company and its employees, the Company purchased an excess liability policy that limits the Company's compensation losses from any occurrence to $500,000. Additionally, the Company maintains a separate bank account into which it deposits at least 25% of the amount it would have paid had it remained insured in the commercial market. As of March 31, 1995, this account had a balance of $85,000.

10. ENVIRONMENTAL MATTERS

     Under the terms of the Original Acquisition, Beazer and Old INDSPEC had indemnified each other with respect to certain environmental claims and cleanup costs which may be incurred in the future and the Company succeeded to the benefits and obligations of those indemnities. There have been no material claims brought by Beazer against the Company or brought by the Company against Beazer pursuant to these indemnification provisions, except that Beazer has responded with regard to two matters that were known to exist at the time of the sale: (1) pursuant to a license signed at the time of the sale, Beazer constructed and is operating a ground water collection system and treatment facility at the Petrolia plant site, and (2) pursuant to a preparedness and contingency plan adopted by Koppers prior to the sale, Beazer agreed to pay Old INDSPEC a total of $850,000, with regard to reimbursement of the Company's expenses in completing certain physical improvements that were described in the plan.

     In general, Beazer is obligated to indemnify INDSPEC against certain environmental claims and cleanup costs related to operations prior to the sale, whether presently known, or discovered within twelve years of the sale. Beazer PLC, the parent of Beazer, has guaranteed Beazer's performance of its indemnification obligation. Beazer PLC was subsequently acquired by Hanson Industries, Ltd. in 1991. To date, no claims have been made against the Company concerning operations prior to the sale. The Company understands that Beazer is answering claims involving the disposal of material from the Petrolia plant prior to the acquisition; however, the Company has not been included in any such claims.

11. TUSCALOOSA PLANT OPERATIONS

     After the close of the quarter ended September 30, 1993, Old INDSPEC made the decision to restart its idled synthetic sulfite operation at the Tuscaloosa Plant. Old INDSPEC closed this facility in 1991 due to the start-up of a competing plant by Solvay Minerals Company (formerly Tenneco Soda Ash Company ("Solvay") in Green River, Wyoming. The principal raw materials for Old INDSPEC to produce synthetic

                          INDSPEC HOLDING CORPORATION

                                 MARCH 31, 1995

sodium sulfite are caustic soda and sulfur. In 1991, due to Solvay's raw material position, Old INDSPEC concluded that Solvay had a significant cost advantage over Old INDSPEC more than offsetting the additional freight Solvay would incur to service Old INDSPEC's market in the southeastern United States. At that time Old INDSPEC entered into an arrangement with Solvay to sell Solvay a copy of Old INDSPEC's customer list in return for a royalty and to produce synthetic sodium sulfite on Solvay's behalf until Solvay's plant became operational. In January 1993, Old INDSPEC made a final determination to terminate its efforts to find alternative uses for the facility. Consequently, Old INDSPEC recognized a provision for loss on disposal of $2.3 million in order to reduce carrying value to $.5 million as of March 31, 1993. Subsequently, Old INDSPEC was approached by a number of caustic soda producers with very low, multi-year pricing on caustic soda. Based on these proposals, management of Old INDSPEC concluded that it could again profitably produce and deliver synthetic sodium sulfite to customers in the Southeast. Old INDSPEC negotiated agreements with suppliers that will keep this cost advantage for a minimum of two years. Old INDSPEC commenced efforts to reopen the Tuscaloosa Plant in October 1993 and the Company began producing and selling sulfite in March 1994. Due to the decision to restart the facility, Old INDSPEC reversed $1.0 million of the aforementioned $2.3 million provision in October 1993 and reclassified the prior years' segregation of Tuscaloosa activities into operating profit.

12. FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of financial instruments:

     Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

     Short-term and long-term debt: The carrying amounts of the term loan and the revolving credit facility approximate their fair value. The fair value of the Company's senior subordinated discount notes is estimated using market value indications from independent investment banks.

     Foreign currency exchange contracts: The fair values of the Company's foreign currency exchange contracts are estimated based on quoted market prices of comparable contracts, adjusted through interpolation where necessary for maturity differences.

     The carrying amounts of the Company's financial instruments at March 31, 1995 approximate fair value, with the exception of the Notes and interest rate swap agreement. The Notes have a book value of $89,446,000 plus accrued interest of $3.2 million and have an indicated market value of $82,539,000. As of March 31, 1995 the interest rate swap agreement had no book value but had an intrinsic value of $300,000 if the swap agreement had been canceled according to its terms on March 31, 1995.

                          INDSPEC HOLDING CORPORATION

                                 MARCH 31, 1995

13. EARNINGS PER SHARE

     Earnings per share of common stock for the year 1993, the period April 1, 1993 to December 2, 1993, the period December 3, 1993 to March 31, 1994, and the year ended March 31, 1995 is calculated as follows (in thousands, except share data):

                                                        PREDECESSOR
                                                  -----------------------
                                                                APRIL 1       DECEMBER 3,
                                                                  TO            1993 TO
                                                              DECEMBER 2,      MARCH 31,
                                                   1993          1993            1994          1995
                                                  -------     -----------     -----------     -------
Income before extraordinary items and cumulative
  effect of changes in accounting methods.......  $   281       $ 5,146         $    (6)      $ 4,427
Less: Preferred stock dividends paid or
  accrued.......................................    2,453         2,340              --            --
Adjustment to reflect warrant valuation.........      921           614              --            --
Accretion of preferred stock discount and
  issuance costs................................       88            56              --            --
                                                  -------       -------         -------       -------
Income applicable to common stock before
  extraordinary items and cumulative effect of
  changes in accounting methods.................   (3,181)        2,136              (6)        4,427
Extraordinary items.............................      302        (8,470)             --            --
Cumulative effect of changes in accounting
  methods.......................................       --         2,232              --            --
                                                  -------       -------         -------       -------
Net income (loss) applicable to common stock....  $(2,879)      $(4,102)        $    (6)      $ 4,427
                                                  =======       =======         =======       =======
Average number of outstanding shares of common
  stock.........................................   87,092        87,092          46,728        46,728
Outstanding stock options.......................       --            --              --        11,833
Outstanding stock warrants......................       --            --              --           506
Treasury purchases..............................       --            --              --        (3,459)
                                                  -------       -------         -------       -------
Fully diluted shares outstanding................   87,092        87,092          46,728        55,608
                                                  =======       =======         =======       =======
Income (loss) per share of common stock before
  extraordinary items and cumulative effect of
  accounting changes............................  $(36.52)      $ 24.52         $  (.13)      $ 79.61
Earnings (loss) per share effect of
  extraordinary items...........................     3.46        (97.25)             --            --
Earnings per share effect of accounting method
  changes.......................................       --         25.63              --            --
                                                  -------       -------         -------       -------
Income (loss) per share of common stock.........  $(33.06)      $(47.10)        $  (.13)      $ 79.61
                                                  =======       =======         =======       =======

     For the year ended March 31, 1993, the period April 1 to December 2, 1993, and the period December 3, 1993 to March 31, 1994 the outstanding warrants and stock options are not considered in calculating the earnings per share results, as their inclusion would be antidilutive.

14. INTERIM FINANCIAL STATEMENTS (UNAUDITED)

          The statements of operations and statements of cash flows for the three- and six-month periods ended September 30, 1994 and 1995, and the balance sheet and statement of common stockholders' equity as of September 30, 1995 reflect adjustments which are considered necessary by management of the Company for a fair financial statement presentation of the results for these periods. All such adjustments were of a normal recurring nature.

     In May 1995, the Company exercised its right to acquire the Subordinated Discount Notes with a face value of $12.9 million held by Lehman (see note 4) and recognized an after tax extraordinary gain of $342,000.

                                                                         ANNEX I

                      AGREEMENT AND PLAN OF SHARE EXCHANGE

                         DATED AS OF NOVEMBER 10, 1995

                                 BY AND BETWEEN

                        OCCIDENTAL PETROLEUM CORPORATION

                                      AND

                          INDSPEC HOLDING CORPORATION

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----
ARTICLE I.  DEFINITIONS.................................................................   I-2
  SECTION 1.1.  Definitions.............................................................   I-2
  SECTION 1.2.  Dollar References.......................................................   I-4
  SECTION 1.3.  Rounding Convention.....................................................   I-4

ARTICLE II.  THE MERGER.................................................................   I-5
  SECTION 2.1.  The Merger..............................................................   I-5
  SECTION 2.2.  Closing of the Merger...................................................   I-5

ARTICLE III.  THE SHARE EXCHANGE........................................................   I-5
  SECTION 3.1.  The Buyer's Exchange Offers.............................................   I-5
  SECTION 3.2.  Mechanics...............................................................   I-5
  SECTION 3.3.  Option Loans............................................................   I-5
  SECTION 3.4.  Prorationing............................................................   I-6
  SECTION 3.5.  Closing of the Exchange Offers..........................................   I-6
  SECTION 3.6.  Fractional Shares.......................................................   I-6
  SECTION 3.7.  Adjustment..............................................................   I-6
  SECTION 3.8.  Company Actions.........................................................   I-6

ARTICLE IV.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY..............................   I-6
  SECTION 4.1.  Incorporation; Qualification and Corporate Authority....................   I-6
  SECTION 4.2.  Subsidiaries............................................................   I-7
  SECTION 4.3.  Reports and Financial Statements........................................   I-7
  SECTION 4.4.  Absence of Certain Changes or Events....................................   I-8
  SECTION 4.5.  Capitalization..........................................................   I-8
  SECTION 4.6.  Binding Obligation......................................................   I-8
  SECTION 4.7.  No Defaults or Conflicts................................................   I-8
  SECTION 4.8.  No Authorizations or Consents Required..................................   I-9
  SECTION 4.9.  Permits.................................................................   I-9
  SECTION 4.10. No Actions, Suits or Proceedings........................................   I-9
  SECTION 4.11. Documents; Material Contracts...........................................   I-9
  SECTION 4.12. Properties and Assets...................................................   I-10
  SECTION 4.13. Intangibles.............................................................   I-10
  SECTION 4.14. Employee Relations......................................................   I-10
  SECTION 4.15. Environmental Compliances...............................................   I-11
  SECTION 4.16. Taxes...................................................................   I-12
  SECTION 4.17. Employee Benefits.......................................................   I-13
  SECTION 4.18. No Other Broker.........................................................   I-15
  SECTION 4.19. Insurance...............................................................   I-15
  SECTION 4.20. Compliance with Applicable Law..........................................   I-15
  SECTION 4.21. Non-Applicability of Certain Regulations................................   I-15

ARTICLE V.  REPRESENTATIONS AND WARRANTIES OF BUYER.....................................   I-15
  SECTION 5.1.  Incorporation; Qualification and Corporate Authority....................   I-15
  SECTION 5.2.  Capitalization..........................................................   I-15
  SECTION 5.3.  Binding Obligation......................................................   I-16
  SECTION 5.4.  No Defaults or Conflicts................................................   I-16

                                                                                        PAGE
                                                                                        -----
  SECTION 5.5.  No Authorization or Consents Required...................................  I-16
  SECTION 5.6.  No Actions, Suits or Proceedings........................................  I-16
  SECTION 5.7.  Sufficient Funds........................................................  I-16
  SECTION 5.8.  No Other Broker.........................................................  I-16
  SECTION 5.9.  Reports and Financial Statements........................................  I-16
  SECTION 5.10. Purchase for Investment.................................................  I-17
ARTICLE VI.  COVENANTS..................................................................  I-17
  SECTION 6.1.  Conduct of Business.....................................................  I-17
  SECTION 6.2.  No Negotiations.........................................................  I-17
  SECTION 6.3.  Expenses................................................................  I-18
  SECTION 6.4.  Further Assurances......................................................  I-18
  SECTION 6.5.  Notice of Events........................................................  I-18
  SECTION 6.6.  Access to Information...................................................  I-18
  SECTION 6.7.  Indemnification and Insurance...........................................  I-19
  SECTION 6.8.  Employees and Employee Benefit Plans....................................  I-19
  SECTION 6.9.  No Section 338 Election; Certain Transactions Prohibited................  I-21
  SECTION 6.10. Registration............................................................  I-21
  SECTION 6.11. Merger Agreement........................................................  I-22
  SECTION 6.12. Meeting of Stockholders.................................................  I-22
  SECTION 6.13. Additional Consideration................................................  I-22
  SECTION 6.14. Insurance Maintenance...................................................  I-22
  SECTION 6.15. September 30 Financials.................................................  I-22
  SECTION 6.16. Additional Information..................................................  I-22
ARTICLE VII.  CONDITIONS PRECEDENT TO THE CONSUMMATION OF THE MERGER AND THE
  COMMENCEMENT OF THE EXCHANGE OFFERS...................................................  I-22
  SECTION 7.1.  Conditions Precedent of Buyer to Commence the Exchange Offers...........  I-22
  SECTION 7.2.  Conditions Precedent of the Company to Consummate the Merger............  I-24
  SECTION 7.3.  Mutual Conditions.......................................................  I-25
ARTICLE VIII.  TERMINATION OF AGREEMENT.................................................  I-26
  SECTION 8.1.  Termination.............................................................  I-26
  SECTION 8.2.  Survival After Termination..............................................  I-26
ARTICLE IX.  MISCELLANEOUS..............................................................  I-26
  SECTION 9.1.  Nonsurvival of Representations and Warranties...........................  I-26
  SECTION 9.2.  Law Governing...........................................................  I-26
  SECTION 9.3.  Binding Effect; Persons Benefiting; No Assignment.......................  I-26
  SECTION 9.4.  Amendments..............................................................  I-27
  SECTION 9.5.  Interpretation..........................................................  I-27
  SECTION 9.6.  Counterparts............................................................  I-27
  SECTION 9.7.  Entire Agreement; Schedules.............................................  I-27
  SECTION 9.8.  Notices.................................................................  I-27
  SECTION 9.9.  Public Announcements....................................................  I-28

                      AGREEMENT AND PLAN OF SHARE EXCHANGE

     AGREEMENT AND PLAN OF SHARE EXCHANGE (the "Agreement"), dated as of November 10, 1995, by and between OCCIDENTAL PETROLEUM CORPORATION, a Delaware corporation (the "Buyer"), and INDSPEC Holding Corporation, a Delaware corporation (together with its successors, the "Company").

     WHEREAS, pursuant to the Voting Agreement (the "Voting Agreement"), dated as of the date hereof, among Castle Harlan Partners II, L.P., a Delaware limited partnership ("CHPII"), the other individuals party thereto (together with CHPII, the "Roundtable Group"), Roundtable Corp., a Delaware corporation ("Roundtable"), the other stockholders of the Company named therein and the Company, each member of the Roundtable Group has agreed to contribute the shares of common stock, par value $.01 per share of the Company ("Company Common Stock") set forth on Annex A opposite such member's name to Roundtable, in exchange for an identical number of shares of Roundtable common stock, par value $.01 per share ("Roundtable Common Stock");

     WHEREAS, the Company and Roundtable have executed and delivered a merger agreement (the "Merger Agreement") pursuant to which, and subject to the terms and conditions thereof, Roundtable will be merged (the "Merger") with and into the Company, with the Company as the surviving corporation (the "Surviving Corporation");

     WHEREAS, pursuant to the Merger, the Surviving Corporation's certificate of incorporation will be amended to provide, among other things, for the issuance of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), and Class B Common Stock, par value $.01 per share (the "Class B Common Stock", and, together with the Class A Common Stock, the "New Company Common Stock");

     WHEREAS, pursuant to the Merger, each share of Company Common Stock held by stockholders of the Company other than Roundtable will be converted into one share of Class A Common Stock, each share of Roundtable Common Stock will be converted into one share of Class B Common Stock, and all outstanding shares of Company Common Stock held by Roundtable will be cancelled;

     WHEREAS, subject to the terms and conditions of this Agreement, the boards of directors of the Buyer and the Company have approved the exchange (the "Exchange") of the shares of the New Company Common Stock to be outstanding upon consummation of the Merger for shares of common stock, par value $.20 per share, of the Buyer ("Buyer Common Stock") pursuant to exchange offers (the "Exchange Offers") in the amounts and on the terms set forth in this Agreement;

     WHEREAS, the Voting Agreement provides, among other things, that (i) members of the Roundtable Group will vote their shares of Roundtable Common Stock in favor of the Merger, (ii) Roundtable will vote its shares of Company Common Stock in favor of the Merger, (iii) the other stockholders named therein will vote their shares of Company Common Stock in favor of the Merger, (iv) the members of the Roundtable Group will tender their shares of Class B Common Stock in the Exchange Offers, and (v) the other stockholders of the Company named therein will tender their shares of Class A Common Stock in the Exchange Offers; and

     WHEREAS, in furtherance of the consummation of the Exchange and the transactions contemplated herein, the parties hereto desire to enter into this Agreement;

     NOW, THEREFORE, in consideration of and premised upon the various representations, warranties, covenants and other agreements and undertakings of Buyer and the Company contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Buyer and the Company agree as follows:

                                   ARTICLE I.

                                  DEFINITIONS

     SECTION 1.1. Definitions. (a) For all purposes in this Agreement, the following terms shall have the respective meanings set forth in this Section 1.1 (such definitions to be equally applicable to both the singular and plural forms of the terms herein defined):

          "Audit" shall mean any audit, assessment of Taxes, other examination by any Tax Authority, proceeding or appeal of such proceeding relating to Taxes.

          "Buyer Common Stock Value" means the average of the last reported sales price (regular way) of Buyer Common Stock on the New York Stock Exchange on each of the twenty (20) consecutive trading days ending on the fifth trading day prior to the Closing Date.

        "Change of Control" shall have the meaning set forth in the Indenture.

        "Closing" means the consummation of the Exchange.

        "Closing Date" means the date on which the Closing occurs.

          "Conversion Date" has the meaning given to such term in the Certificate of Incorporation of the Surviving Corporation attached as Exhibit A to the Merger Agreement as described in Section 6.8 of this Agreement.

          "Credit Agreement" means the credit agreement among Specialty Acquisition Holding, Inc., INDSPEC Technologies, Ltd., Specialty Acquisition Sub., Inc., the Banks party thereto from time to time and Bankers Trust Company, as agent, dated as of December 2, 1993.

          "Employee" means each employee employed by the Company or its Subsidiaries on the Conversion Date who is (i) performing duties and responsibilities for the Company or its Subsidiaries; (ii) on temporary leave of absence from the Company or its Subsidiaries; or (iii) on short term disability or sick leave from the Company or its Subsidiaries.

          "Environmental Claim" means any notice (written or oral) by any person or entity (including, without limitation, citizen complaints) alleging, asserting or stating potential liability or responsibility (including, without limitation, relating to cleanup costs or other costs of corrective action, investigative costs, governmental response costs, natural resources damages, nuisance, penalties or contractual rights or obligations) arising out of, based on or resulting from (i) the presence or release into the environment of any Hazardous Material at any location, owned or operated by the Company or the Subsidiaries or at any facility which received Hazardous Material generated by the Company or the Subsidiary or (ii) any violation or alleged violation of any applicable Environmental Law.

          "Environmental Contracts" means any contracts, agreements or correspondence with private parties allocating or discussing the allocation of liability for environmental conditions at properties presently or formerly owned or operated by the Company or any of its subsidiaries or predecessors in interest or at any affiliate facility that may have received Hazardous Material generated by the Company, any of its subsidiaries or predecessors in interest.

          "Environmental Indemnification Rights and Obligations" means all of the rights, obligations and claims of INDSPEC Chemical Corporation or Beazer East, Inc. under Article X of the Asset Purchase Agreement by and between ISC Acquisition Company and Koppers Company, Inc., dated as of December 16, 1988 (the "December 16, 1988 Agreement").

          "Environmental Law" means any federal, state or local statute, ordinance, rule, regulation, order or common-law doctrine, provisions and conditions of Environmental Permits, orders and decrees establishing standards of conduct for protection of human health and the environment, including, but not limited to (i) releases of Hazardous Materials into the environment, (ii) exposure of persons to Hazardous Materials, or (iii) regulation of the manufacture, use or introduction into commerce of chemical substances and materials, including, without limitation, their manufacture, formulation, labeling, distribution, transportation, handling, storage and disposal.

          "Exchange Consideration" means $131 million.

          "Exchange Consideration Per Share" means the number of shares of Buyer Common Stock determined by (i) dividing the Exchange Consideration by the sum of (a) the number of shares of New Company Common Stock and (b) the number of shares of New Company Common Stock subject to issuance upon the exercise of the Warrant and all vested and unvested Options, in each case, to the extent outstanding as of the Closing Date, and (ii) dividing the result obtained in clause (i) by the Buyer Common Stock Value.

          "Former Employees" means former employees of the Company and its Subsidiaries to whom the Company or the Subsidiaries is providing, or has a future obligation to provide, benefits under the Plans.

          "Governmental Authority" means any nation or government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including the SEC or any other government authority, agency, department, board, commission or instrumentality of the United States, any foreign government, any State of the United States or any political subdivision thereof, and any court, tribunal or arbitrator(s) of competent jurisdiction, and any governmental or non-governmental self-regulatory organization, agency or authority.

          "Hazardous Materials" means (a) any element, compound, or chemical that is defined, listed or otherwise classified as a contaminant, pollutant, toxic pollutant, toxic or hazardous substance, extremely hazardous substance or chemical, hazardous waste, special waste, or solid waste under Environmental Laws; (b) petroleum, petroleum-based or petroleum-derived products; (c) polychlorinated biphenyls; and (d) any substance exhibiting a hazardous waste characteristic including but not limited to corrosivity, ignitability, toxicity or reactivity as well as any radioactive or explosive materials.

          "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

          "Indenture" means the indenture between INDSPEC Chemical Corporation and United States Trust Company of New York, as Trustee, dated as of December 2, 1993, with respect to 11 1/2% Series B Senior Subordinated Discount Notes due 2003.

          "Knowledge" means, in the case of a corporation or its subsidiaries, the actual knowledge of any vice president or more senior officer of such corporation and its subsidiaries and the actual knowledge of such employees of such corporation and its subsidiaries as would reasonably be expected to have knowledge of the relevant subject matter.

          "Material Plant Loss" means any damage, destruction or other similar unplanned event that results in the cessation of all or substantially all of the production at INDSPEC Chemical Corporation's resorcinol production facility in Petrolia, Pennsylvania (the "Plant") for a period that exceeds, or is reasonably likely to exceed, thirty (30) consecutive days, including an unplanned event which occurs during a planned outage or maintenance, but taking into account for these purposes only the period exceeding the planned period.

          "Person" means any natural person, corporation, trust, partnership, limited liability corporation, or other judicial entity.

          "Taxes" means all federal, state, local and foreign taxes, and other governmental assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto.

          "Tax Authority" means the Internal Revenue Service and any other domestic or foreign governmental authority responsible for the administration of any Taxes.

          "Tax Returns" means all Federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns (including any amendments thereto) relating to Taxes.

     (b) The following terms shall have the meaning specified in the indicated section of this Agreement:

TERM                             SECTION
----                             -------
ACM............................  Section 4.15
Agreement......................  Recitals
Annual Report..................  Section 4.17
Buyer..........................  Recitals
Buyer Common Stock.............  Recitals
Buyer SEC Documents............  Section 5.9
CHPII..........................  Recitals
Castle Harlan Management
  Agreement....................  Section 7.1
Class A Common Stock...........  Recitals
Class B Common Stock...........  Recitals
Class A Subject Shares.........  Section 3.1
Class B Subject Shares.........  Section 3.1
Code...........................  Section 4.17
Commencement Date..............  Section 3.1
Company........................  Recitals
Company Common Stock...........  Recitals
Company Permits................  Section 4.20
Confidentiality Agreement......  Section 6.6
December 16, 1988 Agreement....  Section 1.1
DGCL...........................  Section 2.1
D&O Insurance..................  Section 6.7
Effective Date.................  Section 2.1
Enabling Agreement.............  Section 6.4
Environmental Permits..........  Section 4.15
Environmental Studies..........  Section 4.15
ERISA..........................  Section 4.17
ERISA Affiliate................  Section 4.17
ERISA Plans....................  Section 4.17
Exchange.......................  Recitals
Exchange Act...................  Section 3.1
Exchange Consideration Per
  Warrant......................  Section 3.2
Exchange Offers................  Recitals
Exchange Offer Registration
  Statement....................  Section 6.10
Financial Statements...........  Section 4.3
GAAP...........................  Section 4.3

TERM                             SECTION
----                             -------
Material Adverse Effect........  Section 4.1
Maximum Premium................  Section 6.7
Merger.........................  Recitals
Merger Agreement...............  Recitals
New Company Common Stock.......  Recitals
Offers to Exchange.............  Section 3.1
Options........................  Section 4.5
PBGC...........................  Section 4.17
Pension Plan...................  Section 4.17
Permits........................  Section 4.9
Plans..........................  Section 4.17
Plant..........................  Section 1.1
Prospectuses...................  Section 6.10
Proxy Statement................  Section 6.10
Redemption Registration
  Statement....................  Section 6.10
Registration Statements........  Section 6.10
Retained Options...............  Section 6.13
Retained Securities............  Section 6.13
Retained Stock.................  Section 6.13
Rights.........................  Section 4.4
Roundtable Group...............  Recitals
Roundtable.....................  Recitals
Roundtable Common Stock........  Recitals
SEC............................  Section 4.3
SEC Documents..................  Section 4.3
September 30 Financials........  Section 6.3
SPD............................  Section 4.17
Securities Act.................  Section 5.10
Stockholders Approval..........  Section 3.8
Stockholders Meeting...........  Section 6.12
Subject Shares.................  Section 3.1
Subsidiary.....................  Section 4.2
Surviving Corporation..........  Recitals
Valuation Period...............  Section 3.7
Voting Agreement...............  Recitals
Warrant........................  Section 4.5
Welfare Plan...................  Section 4.17

     SECTION 1.2. Dollar References. All references herein to dollars or "$" shall be to United States dollars.

     SECTION 1.3. Rounding Convention. Unless otherwise specified in this Agreement, in any instance in which this Agreement requires that a mathematical calculation be performed, or makes reference to a fraction, the result obtained after performing such calculation, and any such fraction, shall be expressed as a decimal and rounded to the nearest 1/100th with .5/100 rounded upward to 1/100.

                                  ARTICLE II.

                                   THE MERGER

     SECTION 2.1. The Merger. Upon the terms and subject to the conditions of the Merger Agreement, dated as of the date hereof, by and among Roundtable and the Company and in accordance with the Delaware General Corporation Law (the "DGCL"), Roundtable shall be merged with and into the Company on the second business day (the "Effective Date") after the satisfaction or waiver of the conditions set forth in Article VII hereof. Following the Merger, the Company shall continue as the Surviving Corporation and the separate corporate existence of Roundtable shall cease.

     SECTION 2.2. Closing of the Merger. The consummation of the Merger shall take place at the offices of Eckert, Seamans, Cherin & Mellott, 600 Grant Street, Pittsburgh, Pennsylvania 15219 at 10:00 a.m. Pittsburgh time, on the Effective Date, or at such other time and place as the Buyer and the Company mutually agree upon in writing.

                                  ARTICLE III.

                               THE SHARE EXCHANGE

     SECTION 3.1. The Buyer's Exchange Offers. (a) No later than one business day following the Effective Date, the Buyer shall commence (the date of commencement being the "Commencement Date") the Exchange Offers, including mailing the offers to exchange relating thereto (the "Offers to Exchange"), subject to the terms and conditions set forth in this Agreement. The Offers to Exchange will provide for the Buyer to offer to exchange the Exchange Consideration Per Share, for (i) each of the outstanding shares of Class B Common Stock (the "Class B Subject Shares") and (ii) up to 8,504 shares of Class A Common Stock that are outstanding or subject to issuance upon exercise of vested Options or the Warrant less 506 shares if the Warrant is converted into a warrant to purchase Class B Common Stock (the "Class A Subject Shares" and, together with the "Class B Subject Shares," the "Subject Shares").

     (b) The obligations of the Buyer to commence the Exchange Offers shall be subject to the satisfaction or waiver of conditions set forth in Sections 7.1 and 7.3 hereof. Notwithstanding any other provision hereof, the Buyer shall conduct the Exchange Offers in accordance with all applicable laws, including, without limitation, Section 14(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The Buyer may not extend the Exchange Offers beyond twenty (20) business days from the Commencement Date. The Exchange Offers shall not be amended with respect to any provision thereof set forth in this Agreement or Annex B without the prior written consent of the Company, except that the Buyer may in its sole discretion waive any of the conditions to the Exchange Offers.

     SECTION 3.2. Mechanics.

     (a) The Exchange Offers will provide that shares of Class A Common Stock may be validly tendered by delivery of certificates or by delivery of a notice of guaranteed delivery executed by the Company indicating that (i) the tendering party is entitled to receive shares of Class A Common Stock upon exercise of a vested Option, (ii) such Option has been validly exercised subject only to the condition that the Buyer accept the shares issuable thereunder in the Exchange Offers and (iii) the tendering party has directed the Company to deliver such "accepted" shares directly to the Buyer upon notice of acceptance from the Buyer.

     (b) The letter of transmittal used in the Exchange Offers will permit the tendering party to indicate the priority of acceptance of the shares it has tendered (among certificated shares and shares issuable upon exercise of each vested Option) in the event of prorationing.

     SECTION 3.3. Option Loans. The Company, to the extent that it is permitted to do so pursuant to the terms of the Indenture and the Credit Agreement, may provide to each holder of vested Options for which the shares issuable upon exercise thereof are accepted by the Buyer in the Exchange Offers, as a loan, the amount of the exercise price necessary to exercise such vested Options. The Company's loan to each such holder shall be evidenced by a promissory note which provides for a thirty-day loan at a per annum interest rate equal to the lowest rate under applicable Federal tax law necessary to avoid accrual of imputed interest income thereon. If the Company determines not to make the loans contemplated by Section 3.3, the Company may amend the relevant stock option plans to permit the cashless exercise (including reload provisions) of the Options on terms mutually agreeable to the Company and the Buyer.

     SECTION 3.4. Prorationing. If a number of shares of Class A Common Stock greater than the number of Class A Subject Shares is validly tendered in the Exchange Offers, the Buyer shall accept such shares on a pro rata basis based on the number of shares validly tendered by each stockholder.

     SECTION 3.5. Closing of the Exchange Offers. The obligations of the Buyer to accept for exchange any Subject Shares pursuant to the Exchange Offers and to deliver the Exchange Consideration Per Share shall be subject only to the conditions set forth in Annex B hereto being satisfied, and the Buyer agrees to deliver such consideration promptly following expiration of the Exchange Offers.

     SECTION 3.6. Fractional Shares. No fractional share of Buyer Common Stock shall be issued, and in lieu thereof, a cash payment shall be made pursuant to this Section. On the Closing Date, the Buyer shall calculate the cash amount relating to each fractional share of Buyer Common Stock to which a holder of any of the foregoing instruments would be entitled by multiplying such fraction by the Buyer Common Stock Value and the Buyer shall pay such amounts to such holders of Class A Common Stock and Class B Common Stock, subject to and in accordance with the terms hereof.

     SECTION 3.7. Adjustment. If, during the twenty trading day period on which the Buyer Common Stock Value is based (the "Valuation Period"), there shall occur an ex-dividend date with respect to any dividend, or a record date with respect to any subdivision, reclassification, combination or other recapitalization affecting the Buyer Common Stock, then the Buyer Common Stock Value shall be adjusted appropriately in a manner to be determined by the Buyer and consented to by the Company (which consent shall not unreasonably be withheld).

     SECTION 3.8. Company Actions. The Company hereby consents to the Exchange and represents that its Board of Directors (at a meeting duly called and held) has (a) duly approved each of the Exchange and the Merger and determined that the Exchange and the Merger are fair to the Company's stockholders, and (b) adopted resolutions recommending approval of the Merger by the stockholders of the Company ("Stockholders Approval"). The Company will, prior to the commencement of the Exchange Offers, promptly furnish Buyer with then current mailing labels containing the names and addresses of the record holders of the Subject Shares, the Options, and the Warrant, and shall furnish the Buyer with such additional information, and other assistance as the Buyer may reasonably request for the purpose of communicating the Exchange Offers to the holders of the Subject Shares, the Options and the Warrant. Except for such steps as are necessary to disseminate the Offers to Exchange, the Buyer shall (i) hold in confidence the information contained in any of such labels and lists and the additional information referred to in the preceding sentence, (ii) use such information only in connection with the Exchange Offers, and (iii) if this Agreement is terminated, upon request of the Company, deliver to the Company or destroy all such written information and any copies or extracts thereof then in its possession or under its control.

                                  ARTICLE IV.

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to the Buyer that:

     SECTION 4.1. Incorporation; Qualification and Corporate Authority. The Company has been duly incorporated and is validly existing and in good standing under the laws of the State of Delaware with all requisite power and authority to conduct its business as presently conducted and to enter into this Agreement and perform its obligations hereunder. The Company is duly qualified to transact business as a foreign corporation and is in good standing in each other jurisdiction in which it owns or leases property of a nature, or transacts business of a type, that would make such qualification necessary, except to the extent that the failure to so qualify or be in good standing could not, singly or in the aggregate, reasonably be expected to have a material adverse effect on the assets, business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries considered as one enterprise (a "Material Adverse Effect").

     SECTION 4.2. Subsidiaries. The Company's only subsidiaries (each a "Subsidiary" and, collectively, the "Subsidiaries") are listed in Schedule 4.2. Each Subsidiary has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization with all requisite power and authority to conduct its business as presently conducted. Except for the Subsidiaries and except as set forth in Schedule 4.2, neither the Company nor any of the Subsidiaries owns, directly or indirectly, any capital stock of or other equity interest in, any other Person. Each Subsidiary is duly qualified to transact business as a foreign entity and is in good standing in each other jurisdiction in which it owns or leases property of a nature, or transacts business of a type, that would make such qualification necessary, except to the extent that the failure to so qualify or be in good standing could not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 4.2, all of the outstanding shares of capital stock of (or other equity interest in) each Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable and are owned by the Company, directly or through one or more Subsidiaries, free and clear of any pledge, lien, security interest, charge, claim, equity or encumbrance of any kind.

     SECTION 4.3. Reports and Financial Statements. (a) The Company has previously furnished the Buyer with true and complete copies of: (i) Annual Reports on Form 10-K for the years ended March 31, 1995, 1994 and 1993 filed by INDSPEC Chemical Corporation with the Securities and Exchange Commission (the "SEC"), (ii) the Quarterly Report on Form 10-Q for the three months ended June 30, 1995 filed by INDSPEC Chemical Corporation, and (iii) all other reports filed by INDSPEC Chemical Corporation with the SEC from December 2, 1993 through the date hereof. As of their respective dates, such reports and statements (the "SEC Documents") complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents, and none of the SEC Documents, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) The financial statements of INDSPEC Chemical Corporation included in the SEC Documents, as of their respective dates, comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles ("GAAP"), applied on a basis consistent with prior periods during the periods involved (except as may be indicated in the notes thereto), and present fairly in all material respects the financial position as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments in accordance with GAAP that are not material in amount or effect, and the absence or condensation of certain notes thereto permitted by GAAP in respect of interim financial statements).

     (c) The Company has previously furnished the Buyer with (i) the audited consolidated financial statements of the Company and its Subsidiaries for the fiscal years ended March 31, 1994 and 1995, and (ii) the unaudited consolidated financial statements of the Company and its Subsidiaries for the six-month period ended September 30, 1995 (collectively the "Financial Statements"). The Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with prior periods during the periods involved (except as may be indicated in the notes thereto), and present fairly the financial position as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments in accordance with GAAP that are not material in amount or effects and the absence or condensation of notes thereto required by GAAP in respect of interim financial statements).

     (d) Except as set forth on Schedule 4.3(d) and other than the obligations contemplated by this Agreement, neither the Company nor any of its Subsidiaries has any liabilities of any kind or nature, whether absolute, contingent or accrued, and whether due or to become due, except (i) those reflected or disclosed in the Financial Statements, (ii) those arising after September 30, 1995 in the ordinary course of business, consistent with past practice and in an amount that could not reasonably be expected to exceed $100,000, (iii) loss contingencies that are remote and (iv) performance obligations arising under executory contracts.

     SECTION 4.4. Absence of Certain Changes or Events. Except as disclosed in the SEC Documents and as set forth in Schedule 4.4, since June 30, 1995, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course in all material respects, and there has not been: (i) any change which has had or could, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect; (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the outstanding capital stock of the Company or of any of its Subsidiaries that is not, directly or indirectly, wholly owned by the Company or, other than as required by the agreements or Plans identified in
Schedule 4.4, any direct or indirect redemption, purchase or other acquisition of any shares of such capital stock; (iii) any split, combination or reclassification of any of the outstanding capital stock of the Company or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the outstanding capital stock of the Company other than by reason of any exercise of Options granted and existing as disclosed on Schedule 4.5; (iv) any issuance or sale of capital stock by the Company or any of its Subsidiaries or any authorization for such action or any issuance or grant of any options, warrants, agreements, conversion or exchange rights, preemptive rights or other rights to subscribe for, purchase or otherwise acquire any capital stock of, or other equity interest in, the Company or any of its Subsidiaries (individually and collectively, "Rights"); (v) any Material Plant Loss; (vi) any event that would require the approval of the Board of Directors of the Surviving Corporation under the provisions of its By-Laws in the form attached to the Merger Agreement; or (vii) any change in accounting methods, principles or practices by the Company or any of its Subsidiaries materially affecting their respective assets, liabilities or business, except insofar as may have been required by a change in GAAP.

     SECTION 4.5. Capitalization. (a) Schedule 4.5 sets forth the authorized, outstanding and treasury capital stock of the Company, (i) as of the date hereof and (ii) immediately prior to the Closing Date after giving effect to the Merger, assuming that none of the Options or the Warrant are exercised on or prior to that date. Schedule 4.5 sets forth the outstanding options to purchase Company Common Stock (the "Options"), including the vesting dates and exercise prices thereof and the outstanding warrant to purchase Company Common Stock (the "Warrant") including the expiration date and exercise price thereof. Except as set forth on Schedule 4.5, no shares of capital stock or other equity securities of the Company have been issued and are outstanding or are reserved for issuance. Except as set forth in Schedule 4.5, at the date hereof there are, and immediately prior to the Closing there will be, no (i) Rights or (ii) restrictions on the voting or transfer of such shares of capital stock or other equity interests.

     (b) The outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive and similar rights.

     SECTION 4.6. Binding Obligation. The execution and delivery of this Agreement and the performance by the Company of its obligations hereunder have been duly authorized by all necessary corporate action on the part of the Company (subject to Stockholder Approval) and this Agreement has been duly executed and delivered by the Company. Assuming this Agreement constitutes a valid and binding obligation of the Buyer, this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that the enforceability thereof may be limited by: (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect affecting generally the enforcement of creditors' rights and remedies; and (ii) general principles of equity, including, without limitation, principles of reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in equity or at law).

     SECTION 4.7. No Defaults or Conflicts. The execution and delivery of this Agreement by the Company and performance by the Company of its obligations hereunder (i) do not and, as of the Closing will not, after notice or lapse of time or both, result in any violation of the charter, by-laws or other organizational document of the Company or any Subsidiary; and (ii) do not and, as of the Closing, will not (x) conflict with, or result in a breach of any of the terms or provisions of, result in the modification or cancellation of, or give rise to any right of termination, acceleration, prepayment or redemption in respect of or constitute a default under:

(A) (except for such conflicts, breaches or defaults that could not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect and except as set forth in Section 3.14 of the Indenture), any indenture, mortgage or loan agreement or any other agreement or instrument to which the Company or any Subsidiary is a party or by which they may be bound or to which any of their respective properties may be subject, assuming that the condition set forth in
Section 7.3.(g) will have been satisfied on or before the Closing Date; or (B) any existing applicable law, rule, regulation, judgment, order or decree of any Governmental Authority having jurisdiction over the Company or any Subsidiary or any of their respective properties, other than such consents, approvals, authorizations, filings or notices as are set forth in Schedule 4.7 and immaterial filings, authorizations, consents or approvals; or (y) result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any Subsidiary (except for such liens, charges or encumbrances that could not, singly, or in the aggregate, reasonably be expected to have Material Adverse Effect).

     SECTION 4.8. No Authorizations or Consents Required. Other than as listed in Schedule 4.8, no consent, authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or other person (except for immaterial consents, authorizations, approvals, actions, notices or filings) will be required to be obtained or made by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of its stockholders in connection with the due execution and delivery by the Company of this Agreement and the consummation by the Company or any of its stockholders of the transactions contemplated hereby.

     SECTION 4.9. Permits. Except for those Permits identified in Schedule 4.9, which have been timely applied for but not yet obtained, each of the Company and the Subsidiaries has in full force and effect all Federal, state, local and foreign governmental approvals, consents, authorizations, certificates, filings, franchises, licenses, notices, permits and rights (collectively, "Permits") necessary for it and them to conduct its and their respective businesses as presently conducted, and there has not occurred any default under any Permit, except for those that could not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no actions, suits or proceedings pending or, to the Knowledge of the Company, threatened relating to the suspension, revocation or modification of any Permit, except for such that could not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     SECTION 4.10. No Actions, Suits or Proceedings. Except as set forth in
Schedule 4.10, there is no action, suit or proceeding pending, or to the Knowledge of the Company, threatened against the Company or any Subsidiary that
(i) could, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect or (ii) questions the validity, legality or enforceability of this Agreement, the Merger Agreement, the Voting Agreement or the transactions contemplated hereby or thereby or seeks to prevent the consummation of the transactions contemplated hereby or thereby, including (without limitation) the Merger and the Exchange.

     SECTION 4.11. Documents; Material Contracts. As of the date hereof, all documents described in or filed as an exhibit to any SEC Document have been provided or made available to the Buyer by the Company.

     Schedule 4.11 sets forth all of the following contracts to which the Company or any of its Subsidiaries is a party or by or to which any of their properties or business are bound or subject and which have not expired or have no further effect by their terms: (i) contracts with any current or former officer, director, employee, security holder, option holder, warrant holder, consultant or agent; (ii) material contracts for the purchase, lease or other acquisition of materials, supplies, equipment, merchandise, services, real property or any other material asset; (iii) material patent, trademark, service mark, trade name, copyright or franchise licenses, royalty agreements or similar contracts; (iv) material distributorship, representative, management, marketing, sales agency, printing or advertising contracts; (v) contracts for the sale, lease or other transfer (or the grant to any person of any preferential rights to purchase, lease or otherwise acquire) any material properties; (vi) joint venture contracts, partnership agreements or similar contracts; (vii) contracts under which the Company or any of its Subsidiaries has directly or indirectly guaranteed the obligations of any Person; (viii) contracts under which the Company or any of its Subsidiaries has agreed to directly or indirectly indemnify any person or to directly or indirectly share tax liability with any person; (ix) contracts directly or indirectly limiting the freedom of the Company or any of its Subsidiaries to engage in any line of business or in any geographic area; (x) contracts directly or indirectly relating to the acquisition by the Company or any of its Subsidiaries of any operating business or the capital stock of, or other equity interest in, any person; (xi) contracts relating to indebtedness for money borrowed (other than contracts that, in the aggregate, relate to indebtedness in the principal amount of $100,000 or less); and (xii) except for contracts that do not obligate the Company to make aggregate payments thereunder in excess of $100,000 or relate to accounts payable arising in the ordinary course of business on terms consistent with past practice, each other contract, whether or not made in the ordinary course of business, that is not included under the foregoing clauses and is otherwise material to the business of the Company or any of its Subsidiaries. The Company has made available to the Buyer a correct and complete copy of each of the foregoing contracts. All such contracts are in full force and effect (unless otherwise provided therein), the Company and its Subsidiaries have paid in full or accrued all amounts due thereunder and have satisfied in full or provided for all of their liabilities and obligations thereunder in accordance with GAAP and past practices, except to the extent that the failure to so pay or accrue could not reasonably be expected to result in additional liabilities or obligations to pay an amount in the aggregate in excess of $100,000.

     SECTION 4.12. Properties and Assets. (a) Schedule 4.12 sets forth a true and complete list of all real property and interests therein owned or held by the Company and its Subsidiaries. Except as provided in Schedule 4.12, each of the Company and its Subsidiaries has good and marketable title to all properties and assets owned by it, free and clear of all pledges, liens, security interests, charges, claims or encumbrances, except (i) such as could not reasonably be expected to have a Material Adverse Effect, and (ii) for real estate taxes not yet due and payable.

     (b) Except as provided in Schedule 4.12, each lease and sublease to which the Company or any of its Subsidiaries is a party and which is used in the business of the Company and its Subsidiaries is in full force and effect, and neither the Company nor any of its Subsidiaries has any notice of any claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Subsidiary under any such lease or sublease, except for such claims that could not reasonably be expected to have a Material Adverse Effect.

     (c) All improvements on real property owned or leased by the Company or any of its Subsidiaries, and the operations conducted thereat, conform in all material respects, to all applicable land use, zoning or similar laws.

     (d) Except as set forth on Schedule 4.12, for the period beginning on the date hereof and ending on June 30, 1996, the Company and INDSPEC Chemical Corporation have no planned or scheduled outage or maintenance of the Plant that will or is reasonably likely to result in cessation of all or substantially all of the production at the Plant.

     SECTION 4.13. Intangibles. Each of the Company and the Subsidiaries owns or possesses adequate patents, patent licenses, trademarks, service marks and trade names necessary to the production or sale of resorcinol or that otherwise could reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any Subsidiary has received any notice of infringement of, or conflict with asserted rights of others with respect to, any patents, patent licenses, trademarks, service marks or trade names that could reasonably be expected, singly or in the aggregate, to have a Material Adverse Effect or that relate to the production or sale of resorcinol.

     SECTION 4.14. Employee Relations.

     (a) The Company and its Subsidiaries have approximately 378 employees. Except as disclosed on Schedule 4.14 there is no unfair labor practice charge or complaint pending or threatened against the Company, any of its Subsidiaries, or any Person for whom any of them is or may be responsible by law or contract, before the National Labor Relations Board or any corresponding state, local or foreign agency, and no grievance or arbitration proceeding arising out of or under any collective bargaining agreement is so pending or threatened. Except as disclosed on Schedule 4.14, there is no strike, labor dispute, slowdown or stoppage pending or threatened against the Company, any of its Subsidiaries, or any Person for whom any of them is or may be responsible by law or contract. Except as disclosed on Schedule 4.14, there is no union

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

representation claim or question existing with respect to the employees of the Company, any of its Subsidiaries or any Person for whom any of them is or may be responsible by law or contract, and no union organizing activities are taking place. The Company is not aware of any existing, threatened or imminent labor disturbance involving the employees of any principal suppliers, manufacturers or contractors of the Company. Except as disclosed on Schedule 4.14, neither the Company, any of its Subsidiaries, nor any Person for whom any of them is or may be responsible by law or contract, is a party to or bound by any collective bargaining agreement contract or other agreement or understanding with a labor union, organization or guild. The Company has provided the Buyer with copies of all such agreements. To the knowledge of the Company, employer-employee relations of the Company and its Subsidiaries are generally satisfactory.

     (b) To the best knowledge of the Company, neither the Company nor any of its Subsidiaries has violated any applicable federal, state, provincial or foreign law relating to employment or employment practices or the terms and conditions of employment, including, without limitation, discrimination in the hiring, promotion or pay of employees, wages, hours of work, plant closings and layoffs, collective bargaining, and occupational safety and health. Neither the Company, any of its Subsidiaries nor any person for whom any of them is or may be responsible by law or contract, is engaged in any unfair labor practice.

     SECTION 4.15. Environmental Compliances. The Buyer acknowledges that it has been given the opportunity to conduct environmental site assessments on the properties of the Company and its Subsidiaries and has been given the opportunity to review the operations of the Company and its Subsidiaries as well as the environmental records relating to those operations. Except for information which is included in the environmental audit report prepared by TRC Environmental Corporation and which is not materially different than information known to the Company, or except as set forth on Schedule 4.15, to the Company's
Knowledge:

          (a) (i) each of the Company and its Subsidiaries has been and is in compliance with all applicable Environmental Law except where non-compliance could not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect; (ii) each of the Company and its Subsidiaries has all permits, licenses, registrations, authorizations and approvals and financials assurance (including, without limitation, rights under grandfather provisions, exemptions, waivers and the like) ("Environmental Permits") that are required to be held or provided by the Company and its Subsidiaries in order to conduct their respective businesses as currently operated under applicable Environmental Law, each is in material compliance with the requirements of all such Environmental Permits except where non-compliance could not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect, and neither the Company nor any of its Subsidiaries has been notified by any Governmental Authority or has any basis to believe that any Environmental Permit may be modified, suspended or revoked, or that any Environmental Permit (including, without limitation, any air pollution permit under Title V of the federal Clean Air Act) cannot be renewed or obtained in the ordinary course of business; (iii) there is no Environmental Permit with respect to which the Company and its Subsidiaries have failed to make timely application or reapplication under Environmental Law; (iv) Schedule 4.15 lists all Environmental Permits held by the Company and its Subsidiaries, and the Company has made copies of all Environmental Permits available for inspection by the Buyer; (v) there are no pending or threatened Environmental Claims against the Company or any of its Subsidiaries; (vi) there are no orders or decrees (including, without limitation, consent orders or consent decrees), judgments, settlements, agreements or other binding obligations of any kind relating to Environmental Claims or Environmental Law specifically applicable to the Company or any of its Subsidiaries or to any property owned, leased or operated by the Company or any of its Subsidiaries; and (vii) there are no environmental conditions or occurrences at any of the properties owned or operated by the Company or any of its Subsidiaries or to the Knowledge of the Company at any properties formerly owned or operated by the Company or any of its Subsidiaries nor any acts or omissions by the Company or any of its Subsidiaries that could form the basis of any Environmental Claim against the Company or any of its Subsidiaries which Environmental Claims could reasonably be expected, singly or in the aggregate, to have a Material Adverse Effect.

          (b) (i) there is no friable asbestos-containing material ("ACM") in or on any property currently owned, leased or operated by the Company or any of its Subsidiaries, other than friable ACM which has been identified and abated in compliance with OSHA and applicable state standards and which is subject to an operations and maintenance program as recommended by the U.S. EPA; (ii) no underground storage tanks (including underground storage tanks that do not have to be registered under Environmental Laws) are or have been owned or operated by the Company or any of its Subsidiaries on any property currently owned, leased or operated by the Company or any of its Subsidiaries, and the Company has provided the Buyer with all relevant information relating to any such underground storage tank which the Company or any of its Subsidiaries have owned or operated on such property; (iii) the Company or any of its Subsidiaries have not used or operated any surface impoundments, landfills, waste piles, injection wells, land treatment areas, incinerators or other solid waste management units on any property currently owned, leased or operated by the Company or any of its Subsidiaries, (iv) neither the Company nor any of its Subsidiaries owns or operates any equipment containing PCBs in concentration greater than 50 parts per million; and (v) Schedule 4.15 contains a list of all spills, discharges and other releases which were required to be reported to Koppers Company, Inc. (including its successors) under section 10.5(b) of the December 16, 1988 Agreement and identifies any such spills, discharges or other releases which were not reported to Koppers Company, Inc. (including its successors).

          (c) (i) The Company has fully and accurately disclosed to the Buyer all final environmental reports, studies, (including, but not limited to risk assessments performed in connection with or in any way relating to or referring to remedial actions, remedial investigations, environmental audits, internal assessments of potential responsibility or liability under Environmental Law), and records of agency audits under Environmental Law (collectively "Environmental Studies") of which the Company and any of the Subsidiaries have Knowledge and which relates to any property owned, leased or operated by the Company or any of its Subsidiaries, and has provided the Buyer with copies of all Environmental Studies in its possession or control; (ii) the Company has fully and accurately disclosed to the Buyer, and provided the Buyer with copies of all documents relating to or evidencing, any communications by or from ISC Acquisition Company (including its successors) and Koppers Company, Inc. (including its successors) relating to Environmental Rights and Obligations, including, without limitation, with respect to any claims made by any party under
     Article X of the December 16, 1988 Agreement and the response of the other party thereto; and (iii) the Company has fully and accurately disclosed to the Buyer all Environmental Studies of which it has Knowledge relating to environmental conditions on the adjoining property owned or operated by Koppers, Inc. (including its successors) which may have adversely impacted the property of the Company or any of its Subsidiaries or the natural resources on or below the properties and has provided the Buyer with copies of all such Environmental Studies.

          (d) (i) Schedule 4.12 lists all properties which are or have been owned, leased or operated by the Company or any of its Subsidiaries, and
     (ii) the Company has provided the Buyer with copies of all Environmental Contracts.

     SECTION 4.16. Taxes. Except as otherwise disclosed in Schedule 4.16:

          (a) The Company and each of its Subsidiaries have timely filed (or have had timely filed on their behalf) or will file or cause to be timely filed, all Tax Returns required by applicable law to be filed by any of them prior to or as of the Closing Date, and all such Tax Returns are or will be true, complete and correct except to the extent the failure to file such Tax Returns or the failure of such Returns to be true, correct or complete would not, singly or in the aggregate, result in a Tax deficiency in excess of $50,000.

          (b) The Company and each of its Subsidiaries have paid (or have had paid on their behalf) within the time and in the manner prescribed by law, or where payment is not yet due, have established (or have had established on their behalf), or will establish or cause to be established on or before the Closing Date, an adequate accrual for the payment of all material Taxes due with respect to any period ending prior to or as of the Closing Date.

          (c) No Audit by a Taxing Authority is pending or threatened in writing with respect to any material Taxes due from the Company or any of its Subsidiaries. There are no outstanding waivers extending the statutory period of limitation relating to the payment of material Taxes due from the Company or any of its Subsidiaries for any taxable period ending prior to the Closing Date which are expected to be

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

     outstanding as of the Closing Date. No actions, suits or proceedings are pending or have been threatened in writing against the Company or any of its Subsidiaries in respect of Taxes.

          (d) No issue has been raised in any Audit of the Company or any of its Subsidiaries that, if raised with respect to any period not so audited, could reasonably be expected to result in a proposed deficiency for such other period. No deficiency or adjustment for any Taxes has been threatened, proposed or asserted in writing or assessed against the Company or any of its Subsidiaries.

          (e) Neither the Company nor any of its Subsidiaries is bound by or is a party to any material agreement related to Taxes, including any agreement with any Tax Authority that can affect a Tax period commencing after the Closing Date.

          (f) There are no liens for Taxes upon any of the assets of the Company or any of its Subsidiaries except liens for Taxes not yet due and payable.

     SECTION 4.17. Employee Benefits.

     (a) Schedule 4.17 contains a true and complete list of each bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance or termination pay, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by the Company or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), that together with the Company would be deemed a "single employer" within the meaning of section 4001(b)(1) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder ("ERISA"), for the benefit of any employee or former employee of the Company, whether formal or informal and whether legally binding or not (the "Plans"). Schedule 4.17 includes each of the Plans that is an "employee welfare benefit plan," as defined in Section 3(1) of ERISA ("Welfare Plans") or "employee pension benefit plan" as defined in
Section 3(2) of ERISA ("Pension Plans," and together with Welfare Plans, hereinafter referred to collectively as the "ERISA Plans"). Except as set forth in Schedule 4.17, neither the Company nor any ERISA Affiliate has any formal plan or commitment, whether legally binding or not, to create any additional Plan or modify or change any existing Plan that would affect any employee or terminated employee of the Company or any ERISA Affiliate.

     (b) With respect to each of the Plans (other than Plans maintained pursuant to a collective bargaining agreement) the Company has not made any representations to any Person that it will continue any such Plan beyond the current plan year.

     (c) With respect to each of the Plans, the Company has heretofore delivered to Buyer true and complete copies of each of the following documents:

          (i) a copy of the Plan (including any amendments thereto);

          (ii) a copy of the annual report (the "Annual Report"), if required under ERISA, with respect to such Plan for the last three years;

          (iii) a copy of the actuarial report, if required under ERISA, with respect to each such Plan for the last three years;

          (iv) a copy of the most recent Summary Plan Description ("SPD"), together with all Summaries of Material Modification issued with respect to such SPD, required under ERISA with respect to such Plan, and all other material employee communications relating to such Plan;

          (v) if the Plan is funded through a trust or any other funding vehicle, a copy of the trust or other funding agreement (including all amendments thereto) and the latest financial statements thereof;

          (vi) all contracts relating to the Plans with respect to which the Company or any ERISA Affiliates may have any liability, including, without limitation, insurance contracts, investment management agreements, subscription and participation agreements and record keeping agreements; and

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

          (vii) the most recent determination letter received from the Internal Revenue Service with respect to each Plan that is intended to be qualified under Section 401 of the Internal Revenue Code of 1986, as from time to time amended (the "Code").

     (d) No liability under Title IV of ERISA has been incurred by the Company or any ERISA Affiliate since the effective date of ERISA that has not been satisfied in full, and to the knowledge of the Company, no condition exists that presents a material risk to the Company or an ERISA Affiliate of incurring a liability under such Title, other than liability for premiums due the Pension Benefit Guaranty Corporation ("PBGC"), which payments have been or will be made when due. To the extent this representation applies to Sections 4064, 4069 or 4204 of Title IV of ERISA, it is made not only with respect to the ERISA Plans but also with respect to any employee benefit plan, program, agreement or arrangement subject to Title IV of ERISA to which the Company or an ERISA Affiliate made, or was required to make, contributions during the five (5) year period ending on the last day of the Company's most recent fiscal year.

     (e) To the Knowledge of the Company, PBGC has not instituted proceedings to terminate any of the ERISA Plans and no condition exists that presents a material risk that such proceedings will be instituted.

     (f) No material reportable event within the meaning of Section 4043 of ERISA or prohibited transaction within the meaning of Section 406 of ERISA has occurred with respect to any Plan, other than listed in Schedule 4.17 or the Annual Report.

     (g) To the knowledge of the Company, neither the Company, any ERISA Affiliate, any of the ERISA Plans, any trust created thereunder nor any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action in connection with which the Company, any ERISA Affiliate, any of the ERISA Plans, any such trust, any trustee or administrator thereof, or any party dealing with the ERISA Plans or any such trust could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975, 4976 or 4908B of the Code.

     (h) Full payment has been made, or will be made in accordance with Section 404(a)(6) of the Code, of all amounts which the Company or any ERISA Affiliate is required to pay under the terms of each of the ERISA Plans and Section 412 of the Code, and all such amounts properly accrued through the Closing with respect to the current plan year thereof will be paid by the Company on or prior to the Closing or will be recorded on the Balance Sheet; and none of the ERISA Plans or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each of the ERISA Plans ended prior to the date of this Agreement.

     (i) No Plan is a "multiemployer plan," as such term is defined in Section 3(37) of ERISA.

     (j) Except as disclosed in Schedule 4.17, no amounts payable under the Plans or any other agreement or arrangement to which the Company or any ERISA Affiliate is a party will, as a result of the transaction contemplated hereby, fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

     (k) No "leased employee," as that term is defined in Section 414(n) of the Code, performs services for the Company of any ERISA Affiliate.

     (l) Except as set forth in the disclosure schedule, no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees after retirement or other termination of service other than (i) coverage mandated by applicable law, (ii) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of the Company or the ERISA Affiliates, or
(iv) benefits, the full cost of which is borne by the current or former employee (or his beneficiary).

     (m) With respect to each Plan that is funded wholly or partially through an insurance policy, there will be no material liability of the Company or an ERISA Affiliate, as of the Closing Date, under any such insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the Closing Date.

     (n) Each Pension Plan that is intended to be a qualified retirement plan under Section 401(a) of the Code is so qualified and each trust thereunder was exempt from United States federal taxation under Section 501(a) of the Code. Prior to March 31, 1995, applications seeking further determinations with regard to the Tax Reform Act of 1986 were submitted and are still pending on behalf of the ESOP, Employee Savings Plan and the Retirement Plan for Salaried Employees. Each Pension Plan and each Welfare Plan has been administered in all material respects in compliance with ERISA and the Code and, to the extent not inconsistent with ERISA and the Code, in accordance with the terms of each such plan.

     SECTION 4.18. No Other Broker. Other than Morgan Stanley & Co., Incorporated and Castle Harlan, Inc., no broker, finder or similar intermediary has acted for or on behalf of the Company or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary, other than Morgan Stanley & Co., Incorporated and Castle Harlan, Inc., is entitled to any broker's, finder's or similar fee or other commission from the Company or any of its Subsidiaries in connection therewith. Schedule 4.18 sets forth all fees and commissions so payable.

     SECTION 4.19. Insurance. Schedule 4.19 contains an accurate and complete list of all policies of fire, liability, errors and omissions, officers and directors, workers' compensation and other forms of insurance owned or held by the Company and its Subsidiaries. All such policies are in full force and effect, and premiums with respect thereto covering all periods up to and including the Closing Date have been paid or accrued, and no notice of cancellation or termination has been received with respect to any such policy. Such policies are sufficient for compliance in all material respects with all agreements to which the Company or any of its Subsidiaries is a party; are, to the Company's knowledge, valid, outstanding and enforceable policies; and will not by their terms in any way be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement.

     SECTION 4.20. Compliance with Applicable Law. The business of the Company and its Subsidiaries has been and is currently being conducted in substantial compliance with all applicable material laws, ordinances, rules, regulations, decrees or orders of any Governmental Authority and the Company and its Subsidiaries hold all material permits, licenses, variances, exemptions, orders and approvals of all Governmental Authorities necessary for the lawful conduct of their business (the "Company Permits"). The Company and its Subsidiaries are in substantial compliance with the terms of the material Company Permits. The representations and warranties set forth in this Section 4.20 are not being made with respect to the subject matter of the representations and warranties made in Sections 4.14, 4.15, 4.16 and 4.17.

     SECTION 4.21. Non-Applicability of Certain Regulations. The Company is not, and does not conduct its operations in a manner that could reasonably be expected to subject it to registration as, an "investment company" under the U.S. Investment Company Act of 1940, as amended. Neither the Company nor any of its Subsidiaries is subject to, nor does any of them conduct its operations in a manner that subjects any of them to, regulation under the U.S. Public Utility Holding Company Act of 1935, as amended, the U.S. Federal Power Act, as amended, the U.S. Natural Gas Act, as amended, or any similar law, rule or regulation of any Governmental Authority.

                                   ARTICLE V.

                    REPRESENTATIONS AND WARRANTIES OF BUYER

     The Buyer represents and warrants to the Company that:

     SECTION 5.1. Incorporation; Qualification and Corporate Authority. The Buyer has been duly incorporated and is validly existing and in good standing under the laws of the State of Delaware, with all requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder.

     SECTION 5.2. Capitalization. The shares of Buyer Common Stock which will be delivered in the Exchange pursuant to the terms of this Agreement are duly authorized and, upon delivery thereof pursuant to

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

the Exchange Offers, will be validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, the Buyer's Certificate of Incorporation, By-Laws or any agreement to which the Buyer is or will become a party or is bound.

     SECTION 5.3. Binding Obligation. The execution and delivery of this Agreement and the performance by the Buyer of its obligation hereunder have been duly authorized by all necessary corporate action on the part of the Buyer and this Agreement has been duly executed and delivered by the Buyer. Assuming this Agreement constitutes a valid and binding obligation of the Company, this Agreement constitutes the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except to the extent that the enforceability thereof may be limited by: (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect affecting generally the enforcement of creditors' rights and remedies; and (ii) general principles of equity, including, without limitation, principles of reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in equity or at law).

     SECTION 5.4. No Defaults or Conflicts. The execution and delivery of this Agreement by the Buyer and performance by the Buyer of its obligations hereunder
(i) do not and, as of the Closing, will not result in any violation of the charter or by-laws of the Buyer; and (ii) as of the Closing, will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Buyer (except for such conflicts, breaches or defaults or liens, charges or encumbrances that would not adversely affect the consummation of the Exchange or the value of the Exchange Consideration) under: (A) any indenture, mortgage or loan or any other agreement or instrument to which the Buyer is a party or by which the Buyer may be bound or to which any of its properties may be subject; or (B) any existing applicable law, rule, regulation, judgment, order or decree of any Governmental Authority having jurisdiction over the Buyer or any of its properties, other than: (x) the consents, approvals and notices, which are set forth in Section 6.4, and required under Delaware law, and (y) filings, authorizations, consents or approvals the failure to make or obtain which would not adversely affect the consummation of the Exchange and or the value of the Exchange Consideration.

     SECTION 5.5. No Authorization or Consents Required. Other than as listed in
Schedule 5.5, no consent, authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or other persons will be required to be obtained or made by the Buyer in connection with the due execution and delivery by the Buyer of this Agreement and the consummation by the Buyer of the transactions contemplated hereby.

     SECTION 5.6. No Actions, Suits or Proceedings. There is no pending nor, to the knowledge of the Buyer, threatened action, suit or proceeding, against the Buyer before any Governmental Authority that questions the validity or legality of this Agreement or of the transactions contemplated hereby, or which seeks to prevent the consummation of the transactions contemplated hereby, including the Merger and the Exchange.

     SECTION 5.7. Sufficient Funds. The Buyer has available to it, and as of the Closing will have, sufficient funds readily available to make any payment required under Section 3.14 of the Indenture required by reason of a Change of Control.

     SECTION 5.8. No Other Broker. No broker, finder or similar intermediary has acted for or on behalf of Buyer in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker's, finder's or similar fee or other commission in connection therewith based on any agreement, arrangement or understanding with Buyer or any action taken by Buyer.

     SECTION 5.9. Reports and Financial Statements. (a) The Buyer has previously furnished the Company with true and complete copies of: (i) the Annual Report on Form 10-K for the year ended December 31, 1994 filed by the Buyer with the SEC,
(ii) the Quarterly Reports on Form 10-Q for the three months and six months ended March 31, 1995 and June 30, 1995 filed by the Buyer with the SEC, and
(iii) all other reports filed by the Buyer with the SEC since December 31, 1994. As of their respective dates, such reports and statements (the "Buyer SEC Documents") complied in all material respects with the requirements of the

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

Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such Buyer SEC Documents, and none of the Buyer SEC Documents, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) The financial statements of the Buyer included in the Buyer SEC Documents, as of their respective dates, complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP during the period involved (except as may be indicated in the notes thereto), and present fairly in all material respects the financial position as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments in accordance with GAAP and the absence or condensation of footnotes as permitted by GAAP in respect of interim financial statements).

     SECTION 5.10. Purchase for Investment. The Buyer is acquiring the Subject Shares solely for investment with no present intention to distribute any of the Subject Shares to any person in violation of the Securities Act of 1933, as amended (the "Securities Act") or any other applicable securities laws, and Buyer will not sell or otherwise dispose of any of the Subject Shares, except in compliance with the registration requirements or exemption provisions under the Securities Act and the rules and regulations promulgated thereunder, and any other applicable securities laws.

                                  ARTICLE VI.

                                   COVENANTS

     From the date of this Agreement up to and including the Closing Date (unless this Agreement is terminated pursuant to Article VIII or unless otherwise specified), the parties hereto covenant and agree as follows:

     SECTION 6.1. Conduct of Business. Each of Company and its Subsidiaries shall conduct its businesses only in the ordinary course and consistent with past practices, and shall use its best efforts to preserve intact its business organization and material assets and maintain the rights, franchises and business and customer relations used in or necessary to conduct its businesses in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Closing Date, the Company shall not and shall not permit any of its Subsidiaries to take any action set forth in Sections 4.4(ii), (iii), (iv) and
(vii) or to (A) increase the compensation payable or to become payable to executive officers or employees of the Company or any of its Subsidiaries, (B) grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, executive officer or employee of the Company or any of its Subsidiaries or (C) establish, adopt, enter into or amend in any material respect, or take action to accelerate any rights or benefits under, any stock option plan or agreement, employee benefit plan, agreement or policy, except as specifically contemplated by this Agreement.

     SECTION 6.2. No Negotiations. The Company shall not, and shall not permit any of its Subsidiaries, affiliates or any other Person acting for or on behalf of any of them to solicit, or entertain offers from, negotiate with, or in any manner discuss, encourage, recommend or agree to any proposal relating to (a) the sale of the stock or assets of the Company or any of its Subsidiaries or any interest therein, (b) the merger, consolidation or other combination of the Company or any of its Subsidiaries with any Person, or (c) the liquidation, dissolution or reorganization of the Company or any of its Subsidiaries, except as specifically contemplated by this Agreement. Without limiting the generality of the foregoing, the Company shall not, and shall not permit any of its Subsidiaries, affiliates or any other Person acting for or on behalf of any of them to furnish or cause to be furnished any information with respect to the Company or any of its Subsidiaries to any Person (other than the Buyer and its employees and agents). If the Company or any of its Subsidiaries, affiliates or agents receives from any Person any offer, proposal or informational request that may be subject to this Section, the Company shall promptly advise such Person, by written notice, of the terms of this Section and shall promptly

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

deliver a copy of such notice to the Buyer. Notwithstanding the foregoing, if the Board of Directors is advised by counsel in writing that its fiduciary duties require it to take any of the actions set forth in the first sentence of this Section with respect to any proposal, the Company may take such actions. The Company shall deliver a copy of such opinion of counsel to the Buyer, and shall deliver to the Buyer copies of all communications received from or made to the Person who has made such proposal within one day after the Chief Executive Officer is notified thereof.

     SECTION 6.3. Expenses. Whether or not the Exchange is consummated, the Buyer, on the one hand, and the Company, on the other hand, shall each bear their respective costs and expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation of the transactions contemplated hereby; provided, that printing and mailing fees associated with the Registration Statement, the prospectuses included therein and the Proxy Statement (as defined in Section 6.10) and fees incurred in connection with preparation of audited consolidated financial statements of the Company and its Subsidiaries for the 12-month period ended September 30, 1995 (the "September 30 Financials") shall be borne equally by the Buyer and the Company. Notwithstanding the foregoing, if the Exchange is consummated, the fees of Morgan Stanley & Co., Incorporated and the fees and expenses of Castle Harlan, Inc. shall be borne solely by the Buyer.

     SECTION 6.4. Further Assurances. The Company and the Buyer shall each use commercially reasonable efforts to (i) take promptly, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated by this Agreement, the Merger Agreement, the Voting Agreement and the Enabling Agreement dated the date hereof by and between the Company and the Buyer (the "Enabling Agreement") as promptly as practicable,
(ii) obtain promptly from any governmental entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by the Company or the Buyer or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein, including, without limitation, the Merger and the Exchange Offers, and (iii) make promptly all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger and the Exchange Offers required under (A) the Securities Act, the Exchange Act, blue sky laws of any jurisdiction, or the rules and regulations of the National Association of Securities Dealers or the New York Stock Exchange, as the case may be, (B) the HSR Act and (C) any other applicable laws; provided that each of the Company and the Buyer shall cooperate in connection with the making of all such filings, including providing (to the extent customary in the case of filings under the HSR Act) copies of all such documents to the non-filing party and its advisors, including any work papers in connection with the preparation of the September 30 Financials, prior to filing and consider in good faith all reasonable additions, deletions or other changes suggested by the other party in connection therewith. Each of the Company and the Buyer shall furnish to the other party all information required for any application or other filing to be made pursuant to any applicable law (including all information required to be included in the Proxy Statement, the Offers to Exchange and the Registration Statements) and in connection with the Merger, the Exchange Offers and the other transactions contemplated by this Agreement.

     SECTION 6.5. Notice of Events. The Company shall give prompt notice to the Buyer, and the Buyer shall give prompt notice to the Company, of (i) the occurrence or non-occurrence of any event of which it has knowledge, the occurrence or non-occurrence of which would be likely to result in any of the conditions specified in (x) in the case of the Buyer, Section 7.1 or 7.3 or (y) in the case of the Company, Section 7.2 or 7.3 not being satisfied so as to permit the commencement of the Exchange in accordance with the time schedule contemplated by this Agreement, and (ii) any material failure on its part, or on the part of the other party hereto of which it has knowledge, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.5 shall not limit or otherwise affect the remedies available hereunder to party.

     SECTION 6.6. Access to Information. (a) The Company will, and will cause its Subsidiaries to, during regular business hours and on reasonable prior notice, allow the Buyer and its authorized representatives full access to the employees, books, records, offices and other facilities and properties of the Company and its

Subsidiaries; provided, however, that any such access shall not unreasonably interfere with the businesses or operations of the Company. Such access shall be coordinated through the President, Chief Financial Officer and General Counsel of the Company, as appropriate.

     (b) From the date hereof until the Closing Date, the Company shall promptly provide to the Buyer copies of each agreement, amendment, extension or other instrument executed and delivered by the Company during such period that would be subject to the approval of the Surviving Corporation's Board of Directors under the provisions of the Surviving Corporation's By-laws in the form attached as Exhibit B to the Merger Agreement.

     (c) Any information provided to or obtained by the Buyer or its authorized representatives pursuant to subsection (a) above, or otherwise in connection with this Agreement, shall be subject to the provisions of the Confidentiality Agreement dated May 23, 1995 between the Company and the Buyer (the "Confidentiality Agreement"), except as otherwise permitted by this Agreement.

     SECTION 6.7. Indemnification and Insurance. (a) Buyer agrees that all rights to indemnification and exculpation from liability for acts or omissions occurring prior to the Closing now existing in favor of the current or former directors, officers or employees of the Company and the Subsidiaries, as provided in their respective certificates of incorporation or by-laws or in indemnification agreements to which they are a party, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms for a period of not less than six (6) years after the Closing Date.

     (b) Buyer shall take all efforts within its control to cause the Company (including binding its successors, if any) to maintain, for a period of not less than six (6) years after the Closing Date, all of the Company's and the Subsidiaries' directors' and officers' insurance and indemnification policies affording coverage that is substantially the same as under policies in effect on the date hereof and with policy limits that are not less than in effect on the date hereof to the extent that such policies provide coverage for events occurring prior to the Closing Date (collectively, the "D&O Insurance") for all persons who are directors, officers or employees of the Company or any Subsidiary on the date hereof, for as long as the annual premium therefor would not exceed 250% of the current annual premium in effect as of the date of this Agreement (250% of such premium being referred to herein as the "Maximum Premium"); provided, however, that the Company may, in lieu of maintaining such D&O Insurance as provided above, cause comparable coverage to be provided under any policy maintained for the benefit of the directors, officers and employees of the Buyer or any of its direct or indirect subsidiaries, so long as: (i) the issuer thereof has at least an equal claims-paying rating; and (ii) the terms thereof are no less advantageous to the directors, officers and employees of the Company and the Subsidiaries than the existing D&O Insurance. If the existing D&O Insurance expires, is terminated or cancelled during such six (6) year period, the Buyer shall cause the Company to use its reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Premium, on terms and conditions no less advantageous to the directors, officers and employees of the Company and the Subsidiaries than the existing D&O Insurance.

     SECTION 6.8. Employees and Employee Benefit Plans.

     (a) A true and complete list of the names, positions and salaries or hourly rates, as applicable, of the employees of the Company and its Subsidiaries shall be provided to the Buyer within ten days of signing this Agreement and shall be updated effective the last day of each calendar quarter thereafter. A true and complete list of the names, termination dates and benefit plans under which benefit obligations exist for each Former Employee will be provided by the Company to the Buyer not more than ten days after signing this Agreement and will be updated effective the last day of each year thereafter.

     (b) The Buyer agrees to cause the Company and its Subsidiaries to compensate Employees that (i) are not party to any employment agreement, (ii) are not covered by a collective bargaining agreement and (iii) are employed by the Company or its Subsidiaries on and after the Conversion Date, at salaries or hourly rates at least equal to (y) the salaries or hourly rates of the Company or its Subsidiaries in effect immediately prior to the Conversion Date or (z) the salaries or hourly rates payable to employees in the Buyer's chemical operation in similar jobs, the determination of which shall be at the sole discretion of the Buyer.

Notwithstanding the foregoing, nothing in this Agreement shall require the Buyer to maintain, or to cause the Company or its Subsidiaries to maintain the employment of any present or future Employee or group of Employees, which employment may be terminated at any time in the sole discretion of the duly appointed officers of the Company or its Subsidiaries or their respective Boards of Directors, as the case may be, subject only to any binding written employment agreement between the Company or its Subsidiaries and any such Employee.

     (c) The Buyer agrees to cause the Company and its Subsidiaries to pay to any Employees that (i) are not party to any employment agreement, (ii) are not covered by a collective bargaining agreement and (iii) are terminated by the Company other than for cause on or within twelve months after the Conversion Date, severance payments in accordance with the Buyer's severance policy as in effect at Closing (a copy of which is attached as Schedule 6.8(c)) as applicable to the employees in its chemical operations of like job status and service, and including service recognized by the Company. In addition, an additional twelve weeks of base pay shall be added to the amount due under Schedule 6.8(c) for any Employees terminated within six months after the Conversion Date.

     (d) The Buyer agrees to cause the Company and its Subsidiaries to provide after the Conversion Date to Employees that are employed by the Company or the Subsidiaries, benefit plans and programs to the extent such person is eligible for such benefits prior to the Conversion Date, under either (i) the Company's benefit plans as in effect prior to the Conversion Date, (ii) benefit plans applicable to employees in the Buyer's chemical operations in similar jobs or
(iii) a combination of the Company's and Buyer's plans, the determination of which is at the sole discretion of the Buyer, except that the Buyer agrees to continue the Company's medical benefits (or comparable medical benefits) for salaried employees as in effect immediately prior to the Conversion Date until the end of the calendar year following the year in which the Conversion Date occurs, provided that the Company's average per employee premium cost for medical coverage for salaried employees for the plan year prior to the year in which Conversion Date occurs is less than Buyer's average medical plan cost for its salaried employees for the same period. Under such benefit programs, (y) service with, and that is recognized by, the Company or its Subsidiaries shall be counted for purposes of determining (A) any period of eligibility to participant or to vest in benefits and (B) the accrual of benefits under such programs, except to the extent that such service credit would result in duplicate benefit coverage for such service, and (z) Employees and their eligible dependents, if a participant in the Company health, long term disability or life insurance plans, as applicable, shall be deemed to satisfy any pre-existing condition limitations under group medical, dental, life insurance or disability plans that shall be provided after the Conversion Date and amounts paid by such employees towards deductibles and copayment limitations under the Buyer health plans shall be counted toward meeting any similar deductible and copayment limitations under the health plans that shall be provided. In addition, with respect to salaried retirement benefits, the Buyer agrees to cause the Company or its Subsidiaries either (i) to continue the salaried retirement plan as in effect on the date immediately prior to the Conversion Date for at least the two-year period following the Conversion Date or (ii) to provide to salaried Employees the retirement plan applicable to employees in the Buyer's chemical operations in similar jobs along with the pension supplement under the Company's salaried retirement plan for certain salaried employees in accordance with the terms set forth in Schedule 6.8(d); provided, however, if the benefits provided immediately prior to the Conversion Date under either the Buyer's or the Company's retirement plans are not substantially similar to those provided at Closing, then the Buyer and the Company agree to cooperate in good faith to provide the salaried Employees described in Schedule 6.8(d) with an alternative pension supplement to achieve a general pattern of total pension benefits comparable to that provided by
Schedule 6.8(d), assuming retirement age 65. Notwithstanding the foregoing, nothing in this Agreement shall require the Buyer, the Company or its Subsidiaries to maintain any particular plan, program or arrangement following the Conversion Date, the maintenance or termination of all of which shall be at the sole discretion of the Buyer.

     (e) The Company agrees to administer, and to cause its Subsidiaries to administer, the Plans, from the date of this Agreement to the Conversion Date, in accordance with their terms and applicable laws and regulations, including, without limitation, ERISA and, with respect to a plan intended to be qualified under the Code, with all applicable qualification requirements under the Code. The Company agrees that all

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

contributions, premiums, and payments shall be made on a current basis and no arrangements will be designed or pursued in order to postpone such payments.

     (f) The Company agrees to comply, and to cause its Subsidiaries to comply, in all material respects with all applicable laws pertaining to employment and employment practices and wages, hours, and other terms and conditions of employment with respect to their Employees. The Company agrees to notify Buyer in the event of any pending or threatened labor dispute, strike, lockout, work stoppage, or slowdown against the Company or its Subsidiaries or any proceeding, threatened or actual, by or before the National Labor Relations Board, the Equal Employment Opportunity Commission, the Department of Labor or any other governmental entity in connection with any current, former or prospective employee of the Company or its Subsidiaries or any of the Company's Plans.

     (g) If a collective bargaining agreement is to be negotiated or renegotiated prior to the Conversion Date, the Company shall consult in good faith with Buyer on the terms and conditions to be included in such negotiations.

     SECTION 6.9. No Section 338 Election; Certain Transactions
Prohibited. Neither Buyer nor any affiliate thereof shall make an election under
Section 338 of the Internal Revenue Code of 1986, as amended, or any similar provision of state or local law, in respect of the Exchange, the Merger or the other transactions contemplated by this Agreement. In addition, neither Buyer nor any affiliate thereof shall cause the Company to engage in any transaction (including, without limitation, the merger of the Company with a direct or indirect subsidiary of Buyer) that could cause the Merger or the Exchange or the other transactions contemplated by this Agreement to be treated as a purchase or sale of assets of the Company or any Subsidiary. Notwithstanding Section 9.1, this covenant shall survive the Closing Date.

     SECTION 6.10. Registration. (a) As soon as practicable after the date hereof, the Buyer shall prepare and file with the SEC two Registration Statements on Form S-4 (such registration statements, as the same may be amended from time to time, the "Registration Statements") under the Securities Act, the first (the "Redemption Registration Statement") containing a prospectus relating to the Buyer Common Stock to be issued upon the redemption of the Class A Common Stock by its terms, which prospectus will accompany the Company's information or proxy statement (the "Proxy Statement") soliciting the Stockholder Approvals and the second (the "Exchange Offer Registration Statement") containing a prospectus relating to the Buyer Common Stock to be offered in the Exchange Offers (such prospectuses, together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to the Company's shareholders, the "Prospectuses"). The Company shall provide the Buyer with all information concerning the Company as the Buyer may reasonably request in connection with the preparation of the Registration Statements, including such financial statements of the Company as may be necessary or desirable to comply with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. The Company shall provide the Buyer with an opportunity to review all work papers prepared or used in connection with the preparation of any audited financial statements that may be included in the Registration Statements. The Buyer will use commercially reasonable efforts to have or cause the Registration Statements to become effective as promptly as practicable.

     (b) Each of the Company and the Buyer agrees that the information relating to it contained or incorporated by reference into the Registration Statements and the Proxy Statement shall not, at the date thereof (or any amendment thereof or supplement thereto), at the date that the Proxy Statement is first mailed to stockholders, at the Commencement Date, at the time of the Stockholders Meeting, on the Effective Date or on the Closing Date (i) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Closing Date any event or circumstances should be discovered by either party hereto which should be set forth in an amendment to the Registration Statements or a supplement to the Proxy Statement, such party shall promptly inform the other party. All documents that each party is responsible for filing with the SEC in connection with the transactions contemplated hereby will be filed on a timely basis and will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

     SECTION 6.11. Merger Agreement. The Company shall not amend the Merger Agreement or waive or modify any of the provisions thereof without the prior written consent of the Buyer.

     SECTION 6.12. Meeting of Stockholders. The Company shall promptly take all action necessary in accordance with the DGCL and its Certificate of Incorporation and By-laws to convene a meeting of the stockholders of the Company to consider the Merger, including, without limitation, the mailing of the Proxy Statement to the Company's stockholders (such meeting, including any adjournments or postponements thereof, being the "Stockholders Meeting"); provided, however, that the Company shall not be obligated to convene the Stockholders Meeting if it obtains the written consent to the Merger of holders of at least 90% of outstanding Company Common Stock. As soon as practicable after the Redemption Registration Statement shall have become effective, the Company shall mail to its stockholders the Proxy Statement and the prospectus included in the Redemption Registration Statement. The Proxy Statement shall include the recommendation of the Company's Board of Directors in favor of the Merger, unless otherwise required by the applicable fiduciary duties of the directors of the Company, as determined by such directors in good faith after consultation with and based upon the written advice of independent legal counsel. The Company shall use its best efforts to solicit the approval of the Merger by all holders of Company Common Stock and shall take all other actions necessary or advisable to secure the Stockholder Approval, unless otherwise required by the applicable fiduciary duties of the Board of Directors of the Company, as determined by such directors in good faith.

     SECTION 6.13. Additional Consideration. On the Closing Date, the Buyer shall issue and deliver to each holder of Options (the "Retained Options") or shares of Class A Common Stock (the "Retained Stock" and, together with the shares of Class A Common Stock for which any Retained Options are exercisable, the "Retained Securities") not purchased pursuant to Section 3.1, that number of shares of Buyer Common Stock determined by multiplying (a) the number of Retained Securities held by such holder, by (b) the quotient obtained by dividing (i) $3 million by (ii) the total number of Retained Securities held by all holders, and dividing the result by (iii) the Buyer Common Stock Value. Cash shall be paid by the Buyer in lieu of issuing fractional shares of Buyer Common Stock as provided by Section 3.6.

     SECTION 6.14. Insurance Maintenance. The Company will use its reasonable efforts to assure that all of the insurance policies that are listed in Schedule
4.19 and that are material to the Company and its Subsidiaries, taken as a whole, will remain in full force and effect on the Closing Date or be replaced by comparable policies.

     SECTION 6.15. September 30 Financials. The Company shall cause its independent public accountants to conduct an audit of the September 30 Financials and shall deliver the September 30 Financials to the Buyer for inclusion in the Registration Statements.

     SECTION 6.16. Additional Information. The Company shall deliver to the Buyer any documents which would be required to be described in or filed as an exhibit to any SEC Document prepared after the date hereof.

                                  ARTICLE VII.

                    CONDITIONS PRECEDENT TO THE CONSUMMATION
           OF THE MERGER AND THE COMMENCEMENT OF THE EXCHANGE OFFERS

     SECTION 7.1. Conditions Precedent of Buyer to Commence the Exchange
Offers. The obligation of the Buyer to commence the Exchange Offers is subject to the satisfaction of the following conditions, any one or more of which may be waived by the Buyer, in its sole discretion:

          (a) The Merger of the Company and Roundtable pursuant to the Merger Agreement shall have become effective in accordance with all applicable laws.

          (b) The representations and warranties of the Company set forth in
     Article IV shall be true and correct in all material respects when made and, other than with respect to the representations and warranties set forth in Sections 4.4(i), 4.4(v), 4.4(vi), 4.10, 4.11, 4.12(d), 4.14(a),
     4.15 and 4.19, as of the Commencement Date as though made on such date, and the Company shall have complied in all material respects with all agreements and satisfied all conditions set forth herein on its part to be performed or satisfied on or prior to the Commencement Date.

          (c) The Buyer shall have received on or prior to the Commencement Date
     (i) a certificate, dated as of the Commencement Date, from the President of the Company on behalf of the Company, in such individual's capacity as an officer of the Company and not as an individual, to the effect that each of the conditions set forth in this Section 7.1 has been satisfied, and (ii) a certificate, dated as of the Commencement Date, from the Secretary of the Company certifying as to the accuracy and completeness of the attached by-laws, and resolutions, consents and authorizations with respect to the execution and delivery of this Agreement and the transactions contemplated hereby and such other matters as the Buyer may reasonably request.

          (d) The Company shall have received agreements, in form and substance reasonably satisfactory to the Buyer, each effective as of the Closing Date, relating to (i) the termination of the Management Agreement (the "Castle Harlan Management Agreement") dated December 2, 1993, between INDSPEC Chemical Corporation and Castle Harlan, Inc., providing for the termination of such agreement except for the continuation of the indemnification obligation of INDSPEC Chemical Corporation provided therein; (ii) the satisfaction and release of the March 7, 1995 engagement agreement between Castle Harlan, Inc. and the Company, provided that such release shall not apply to the indemnification and contribution provisions of such agreement; (iii) the satisfaction and release of the March 7, 1995 engagement agreement between Morgan Stanley Co., Incorporated and the Company, provided that such release shall not apply to the indemnification and contribution provisions of such agreement; (iv) the termination or amendment of the Stockholders Agreement as amended by Amendment No. 1 between INDSPEC Chemical Corporation and certain other parties named therein; (v) the designation of the Buyer as the Company's Designee under
     Section 3(c) of the Employee Stockholders Agreement between the INDSPEC Chemical Corporation and certain other parties named therein or the assignment of rights of first refusal thereunder; (vi) the termination of the Voting Trust Agreement, dated as of December 16, 1993 among John K. Castle and certain other parties named therein; and (vii) the termination of the Employee Voting Trust Agreement, dated April 15, 1994 among John K. Castle and certain other parties named therein.

          (e) The Buyer shall have received (i) the signed opinion of William S. Lee, General Counsel of the Company, as to the matters set forth on Exhibit A hereto with appropriate qualifications and exceptions in form and substance reasonably satisfactory to the Buyer; (ii) the signed opinion of Eckert Seamans Cherin & Mellott, special counsel for the Company, as to the matters set forth on Exhibit B hereto with appropriate qualifications and exceptions in form and substance reasonably satisfactory to the Buyer; and
     (iii) the signed opinion of Schulte Roth & Zabel, special counsel to CHPII and Roundtable, in form and substance reasonably satisfactory to Buyer, covering such matters as are customarily addressed in similar opinions in comparable transactions, including (without limitation) organization, due authority, execution and delivery, conflicts, enforceability and governmental consents.

          (f) The representations and warranties of all parties to the Merger Agreement and the Voting Agreement shall be true and correct in all material respects as of the date hereof and on and as of the Commencement Date, and all parties to the Merger Agreement and the Voting Agreement shall have performed or complied, in all material respects, with all covenants and agreements set forth therein.

          (g) Either (i) holders of at least 90% of the outstanding shares of Company Common Stock shall have voted in favor of, or consented to, the Merger or (ii) holders of less than 10% of the outstanding shares of Company Common Stock shall be eligible for appraisal rights under the DGCL.

          (h) The directors of the Company identified in Schedule 7.1(h) shall have submitted their resignations effective as of the Closing Date, as directors of the Company and the Subsidiaries.

          (i) The average of the last sales price (regular way) of Buyer Common Stock on the New York Stock Exchange on each of the twenty (20) consecutive trading days ending on the fifth trading day prior to the Commencement Date shall be at least $15, provided, that if the Buyer determines that, based on this condition, it will not proceed with the Exchange Offers, the Buyer shall notify the Company, who may elect, by determination of a majority of the directors elected by holders of the Class B Common Stock, to consummate the transactions contemplated hereby based on a deemed Buyer Common Stock Value of $15, and in such event, this condition shall not apply for these purposes or for purposes of Annex B.

          (j) The Buyer will not be required to consolidate in the Buyer's consolidated financial statements the results of operations of the Company or any of its Subsidiaries after giving effect to the Exchange.

          (k) The Buyer shall have received the September 30 Financials from the Company.

          (l) The transactions contemplated by the Management Agreement with Southern Ionics, Inc., dated April 1, 1995 shall have been consummated.

          (m) The Buyer shall have received from the independent public accountants for the Company a letter, dated as of the date on which the Redemption Registration Statement shall have become effective, the Effective Date, the date on which the Exchange Registration Statement shall have become effective and the Commencement Date, addressed to the Buyer and its Board of Directors in form and substance satisfactory to the Buyer and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

          (n) There shall not be any ongoing Material Plant Loss; provided, however, that if this condition is not satisfied on the Closing Date, the Exchange Offers shall be extended until the tenth business day after satisfaction of this condition but in no event later than June 30, 1996.

          (o) The Company's Incentive Stock Option Plans shall have been amended to provide that the Board of Directors of the Company shall be authorized, as of the Closing Date, to administer such Plan.

          (p) The Certificates of Incorporation and By-Laws of the Subsidiaries shall have been amended, effective as of the Closing Date, to include provisions that are the same, or substantially the same, as the provisions in the Certificate of Incorporation and By-Laws of the Surviving Corporation, in the forms attached to the Merger Agreement, other than the provisions related to capitalization.

     SECTION 7.2. Conditions Precedent of the Company to Consummate the
Merger. The obligation of the Company to consummate the Merger is subject to the satisfaction, on or prior to the Effective Date, of the following conditions, any one or more of which may be waived by the Company in its sole discretion:

          (a) The representations and warranties of the Buyer set forth in this Agreement shall have been accurate in all material respects when made, and with respect to the representations and warranties set forth in Sections
     5.1 through 5.8 as of the Effective Date as though made on such date and the Buyer shall have complied with all agreements and satisfied all conditions set forth herein on their part to be performed or satisfied at or prior to the Effective Date.

          (b) The Company shall have received on or prior to the Effective Date
     (i) a certificate, dated as of the Effective Date, from the Chairman, President and Chief Executive Officer or the Senior Operating Officer of Buyer, in such individual's capacity as an officer of the Buyer, and not as an individual, to the effect that each of the conditions set forth in this
     Section 7.2 has been satisfied, and (ii) a certificate, dated as of the Effective Date, from the Secretary or Assistant Secretary of the Buyer certifying as to the accuracy and completeness of the attached by-laws and resolutions, consents and authorizations with respect to the execution and delivery of this Agreement and the transactions contemplated hereby and such other matters as to the Company may reasonably request.

          (c) Castle Harlan, Inc. shall have received the balance of the fee payable under the Castle Harlan Management Agreement through the last day of the month in which the Closing Date is scheduled to

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

     occur; provided, however, that Castle Harlan, Inc. shall not be entitled to any such fee payable for the period January 1, 1996 through April 30, 1996.

          (d) The Company shall have received the signed opinion of Robert E. Sawyer, Associate General Counsel of the Buyer, in substantially the form of Exhibit C hereto.

          (e) The shares of Buyer Common Stock covered by the Exchange Offer Registration Statement, upon issuance and delivery thereof, shall be freely transferable by a Person that is not an affiliate of the Buyer without restrictions under any Federal or state securities laws.

          (f) The shares of Buyer Common Stock covered by the Registration Statements shall have been approved for listing on the New York Stock Exchange subject to notice of issuance.

          (g) The Company shall have received a letter, dated the Effective Date, from the Buyer, stating that it will commence the Exchange Offers one business day after the Effective Date.

     SECTION 7.3. Mutual Conditions. The obligations of the Company to consummate the Merger and of the Buyer to commence the Exchange Offers are subject to the satisfaction, on or prior to the Effective Date, of all of the following further conditions, any one or more may be waived by the Buyer or the Company, in its sole discretion, but only if and to the extent that such waiver is mutual:

          (a) All filings required to be made prior to the Effective Date with, and all consents, approvals, permits and authorizations (other than those which are immaterial) required to be obtained on or prior to the Effective Date from Governmental Authorities, in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated herein by the Buyer and the Company shall have been made or obtained, as the case may be; provided, however, that such consents, approvals, permits and authorizations may be subject to immaterial conditions.

          (b) The Registration Statements shall be effective under the Securities Act. The Buyer Common Stock covered by the Registration Statements shall have been registered under any applicable state securities or blue sky laws and the rules and regulations thereunder. No order suspending the effectiveness of the Registration Statements or any post-effective amendments shall have been issued and no proceeding for the issuance of such an order shall have been initiated or threatened by the SEC or any "blue sky" or securities authority of any jurisdiction.

          (c) The waiting period (and any extension thereof) applicable to the Exchange under the HSR Act shall have been terminated or shall have otherwise expired.

          (d) No temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Authority preventing the Merger, the commencement of the Exchange or the consummation of the Closing shall be in effect and there shall not be pending or threatened any action, suit or proceeding that challenges the validity, legality or enforceability of this Agreement, the Merger Agreement, the Voting Agreement or the Enabling Agreement or the transactions contemplated hereby or thereby, unless such action, suit or proceeding could not reasonably be expected to have a Material Adverse Effect on the Company's or the Buyer's interests in such agreements or transactions. If either party invokes this condition, the party to which any such restraining order, injunction or other order applies or against which any material action, suit or proceeding has been filed, shall use its reasonable efforts to have any such order or injunction vacated and any such action, suit or proceeding dismissed.

          (e) Each counsel required to render an opinion hereunder shall have been furnished with all such documents, certificates and opinions as such counsel may reasonably request for the purpose of enabling them to deliver such legal opinions and in order to evidence the accuracy and completeness of any of the representations and warranties or statements of the parties hereto or the fulfillment of any of the conditions contained herein.

          (f) Each of the employees of the Company identified on Schedule 7.3(f) shall have executed and delivered to the Company an employment agreement or amendment to such employee's existing employment agreement substantially in the form of Exhibits D-1 through D-4.

          (g) The Credit Agreement shall have been amended or the breach thereof waived, in either event so that the transactions contemplated hereby shall not constitute a default thereunder.

                                 ARTICLE VIII.

                            TERMINATION OF AGREEMENT

     SECTION 8.1. Termination. (a) This Agreement may be terminated on or prior to the Closing Date as follows:

          (i) by mutual written consent of the Buyer and the Company; and

          (ii) at the election of the Buyer or the Company, if the Effective Date shall not have occurred on or before March 31, 1996 or the Closing Date shall not have occurred on or before June 30, 1996, unless the failure to consummate the Merger or the Exchange Offers, as the case may be, is the result of a willful breach of this Agreement by the party seeking to terminate this Agreement.

     (b) The termination of this Agreement shall be effectuated by the delivery by the party terminating this Agreement to the other party of a written notice of such termination. If this Agreement so terminates, it shall become null and void and have no further force or effect, except as provided in Section 8.2.

     SECTION 8.2. Survival After Termination. If this Agreement is terminated in accordance with Section 8.1 hereof and the transactions contemplated hereby are not consummated, this Agreement shall become void and of no further force or effect, except for the provisions of Sections 6.3 and 6.6(b); and no party hereto shall have any liability in respect of a termination of this Agreement, except to the extent that failure to satisfy the conditions of Article VII results from the intentional or willful violation by such party of this Agreement or the provisions of any agreement made or to be made pursuant to this Agreement.

                                  ARTICLE IX.

                                 MISCELLANEOUS

     SECTION 9.1. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement (other than those representations and warranties affecting the Buyer Common Stock to be delivered in the Exchange Offers or pursuant to the terms of the Class B Common Stock) shall survive the Closing Date; provided, that the representations and warranties of the Company set forth in Sections 4.3(b), (c) and (d) and 4.5 shall survive until 60 days after the delivery to the Buyer of the audited financial statements for the Company for the fiscal year ending March 31, 1996; provided, further, that the Buyer shall not be precluded hereby from pursuing any claim against the Company for any breach of such representation or warranty of which the Buyer notifies the Company before the expiration of such sixty-day period. Any claim by the Buyer for any breach of this Agreement by the Company shall be recourse solely to the Company and not its stockholders, directors or officers. There shall be no reduction in the number of shares to be issued to any stockholder in the Merger, Exchange Offers or any of the transactions contemplated hereby based on any claim made by the Buyer based on an asserted breach of this Agreement, the Merger Agreement or the Enabling Agreement. This
Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Closing Date.

     SECTION 9.2. Law Governing. This Agreement shall be construed and interpreted according to the laws of the State of New York applicable to contracts made and to be performed wholly within such state without regard to principles of choice or conflicts of law.

     SECTION 9.3. Binding Effect; Persons Benefiting; No Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and the respective successors and assigns of the parties and such persons. Nothing in this Agreement is intended or shall be construed to confer upon any entity or person other than the parties hereto and their respective successors and permitted assigns and, solely with respect to Article III, the stockholders of the Company, any right, remedy or claim under or by reason of this Agreement or any part hereof. Without the prior written consent of the parties hereto, this Agreement may not be assigned by any of the parties hereto; provided, however, that the Buyer may assign its rights hereunder without being relieved of its obligations hereunder to any wholly owned subsidiary of the Buyer without the consent of the Company.

     SECTION 9.4. Amendments. This Agreement may not be amended, altered or modified except by a written instrument executed by the Buyer and the Company.

     SECTION 9.5. Interpretation. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or a Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

     SECTION 9.6. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and each of which shall constitute one and the same instrument.

     SECTION 9.7. Entire Agreement; Schedules. This Agreement, including the Schedules and Exhibits hereto and any documents executed by the parties concurrently herewith or pursuant thereto, and the Confidentiality Agreement, constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all other prior agreements and understandings, written or oral, between the parties with respect to such subject matter.

     SECTION 9.8. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered by hand, (b) when sent by telecopier (with receipt confirmed), provided a copy is also sent by registered mail, return receipt requested, or (c) the day after the day sent by reputable next-day air courier, in each case, addressed as follows (or to such other address as a party may designate by notice to the other):

           (a) If to Buyer:
                 Occidental Petroleum Corporation
                 10889 Wilshire Boulevard
                 Los Angeles, California 90024
                 Attention: Stephen I. Chazen
                 Telecopier: (310) 443-8690
               with copies to:
                 Occidental Petroleum Corporation
                 10889 Wilshire Boulevard
                 Los Angeles, California 90024
                 Attention: Donald P. deBrier
                 General Counsel
                 Telecopier: (310) 443-6333

           (b) If to the Company:
                 INDSPEC Holding Corporation
                 411 Seventh Avenue, Suite 300
                 Pittsburgh, Pennsylvania 15219
                 Attention: William S. Lee
                 Telecopier: (412) 765-0439
               with copies to:
                 Schulte Roth & Zabel
                 900 Third Avenue
                 New York, New York 10022
                 Attention: Andre Weiss, Esq.
                 Telecopier: (212) 593-5955

     SECTION 9.9. Public Announcements. At all times at or before the Closing, the Company and the Buyer will each consult with and provide an advance copy to the other before issuing or making any reports, statements, or releases to the public with respect to this Agreement or the transactions contemplated hereby.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                        OCCIDENTAL PETROLEUM CORPORATION

                                        By: /s/ STEPHEN I. CHAZEN
                                            ------------------------------------
                                            Name:  Stephen I. Chazen
                                            Title: Executive Vice President-
                                                   Corporate Development

                                        INDSPEC HOLDING CORPORATION

                                        By: /s/ FRANK M. SPINOLA
                                            ------------------------------------
                                            Name:  Frank M. Spinola
                                            Title: President

                                    ANNEX A

Castle Harlan Partners II, L.P......................................................  26,792
Frank M. Spinola....................................................................   1,920
Durmot Dunphy.......................................................................     556
John Herrmann.......................................................................     111
Richard Smith.......................................................................      61
Jeffrey Siegal......................................................................      31
Howard Weiss........................................................................      12
Justin Wender.......................................................................       7
Sylvia Rosen........................................................................       6
                                                                                      ------
          Total.....................................................................  29,496
                                                                                      ======

                                    ANNEX B

                           CONDITIONS TO THE EXCHANGE

     1. The conditions set forth in Sections 7.1 and 7.3 shall have been satisfied on or prior to the Closing Date, except that, for purposes of the conditions to consummation of the Exchange, each reference therein to the Commencement Date or the Effective Date shall be deemed to be a reference to the Closing Date.

     2. The Buyer shall not be required to consummate the Exchange if during the period beginning on the first day of the Valuation Period and ending on the Closing Date there shall have occurred (i) an outbreak or escalation of hostilities involving the United States or (ii) any material adverse change in the financial markets of the United States, including any general suspension of trading on the New York Stock Exchange or any declaration of any banking moratorium by any of the federal, California or New York Government Authorities, the effect of either clause (i) or (ii) of which is to make it, in the reasonable good faith judgment of the Buyer, impracticable to determine the Buyer Common Stock Value on a fair basis because of general disruption of trading in equity securities listed on the New York Stock Exchange. In such event, the Valuation Period shall be suspended and shall recommence the day after such event ceases to have the effects described in the preceding sentence.

                                                                        ANNEX II
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                MERGER AGREEMENT

                         DATED AS OF NOVEMBER 10, 1995

                                 BY AND BETWEEN

                                ROUNDTABLE CORP.

                                      AND

                          INDSPEC HOLDING CORPORATION

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----
RECITALS................................................................................  II-1

ARTICLE I.  DEFINITIONS.................................................................  II-1
  SECTION  1.1.  Definitions............................................................  II-1

ARTICLE II.  THE MERGER.................................................................  II-2
  SECTION  2.1.  Merger.................................................................  II-2
  SECTION  2.2.  Effective Time.........................................................  II-2
  SECTION  2.3.  Certificate of Incorporation...........................................  II-2
  SECTION  2.4.  By-Laws................................................................  II-2
  SECTION  2.5.  Officers and Directors.................................................  II-2
  SECTION  2.6.  Effect of Merger.......................................................  II-3

ARTICLE III.  CONVERSION................................................................  II-3
  SECTION  3.1.  Conversion.............................................................  II-3
  SECTION  3.2.  No Further Ownership Rights in Common Stock or Roundtable Common
                 Stock..................................................................  II-4

ARTICLE IV.  DISSENTING STOCKHOLDERS....................................................  II-4
  SECTION  4.1.  Election...............................................................  II-4
  SECTION  4.2.  Payment................................................................  II-4

ARTICLE V.  REPRESENTATIONS AND WARRANTIES OF OLD INDSPEC...............................  II-5
  SECTION  5.1.  Incorporation; Qualification and Corporate Authority...................  II-5
  SECTION  5.2.  Binding Obligation.....................................................  II-5
  SECTION  5.3.  No Defaults or Conflicts...............................................  II-5
  SECTION  5.4.  No Authorization or Consents Required..................................  II-5

ARTICLE VI.  REPRESENTATIONS AND WARRANTIES OF ROUNDTABLE...............................  II-6
  SECTION  6.1.  Incorporation; Qualification and Corporate Authority...................  II-6
  SECTION  6.2.  Binding Obligation.....................................................  II-6
  SECTION  6.3.  No Defaults or Conflicts...............................................  II-6
  SECTION  6.4.  No Authorization or Consents Required..................................  II-6
  SECTION  6.5.  Tax Matters............................................................  II-6

ARTICLE VII.  COVENANTS.................................................................  II-7
  SECTION  7.1.  Further Assurances.....................................................  II-7
  SECTION  7.2.  Submission of Merger to Stockholders...................................  II-7
  SECTION  7.3.  Tax Treatment of Merger................................................  II-7

ARTICLE VIII.  CONDITIONS PRECEDENT TO THE MERGER.......................................  II-7
  SECTION  8.1.  Conditions Precedent of Roundtable.....................................  II-7
  SECTION  8.2.  Mutual Conditions......................................................  II-7
  SECTION  8.3.  Conditions Precedent of the Old INDSPEC................................  II-8

ARTICLE IX.  TERMINATION OF AGREEMENT...................................................  II-8
  SECTION  9.1.  Termination............................................................  II-8

                                                                                        PAGE
                                                                                        -----
ARTICLE X.  MISCELLANEOUS...............................................................  II-8
  SECTION 10.1.  Expenses...............................................................  II-8
  SECTION 10.2.  Law Governing..........................................................  II-8
  SECTION 10.3.  Binding Effect; Persons Benefiting; No Assignment......................  II-8
  SECTION 10.4.  Third Party Beneficiary................................................  II-8
  SECTION 10.5.  Amendments.............................................................  II-9
  SECTION 10.6.  Interpretation.........................................................  II-9
  SECTION 10.7.  Counterparts...........................................................  II-9
  SECTION 10.8.  Entire Agreement; Schedules............................................  II-9
  SECTION 10.9.  Notices................................................................  II-9

                                MERGER AGREEMENT

     MERGER AGREEMENT, dated as of November 10, 1995 (this "Agreement"), by and between Roundtable Corp., a Delaware corporation ("Roundtable") and INDSPEC Holding Corporation, a Delaware corporation ("Old INDSPEC").

                                   RECITALS:

     WHEREAS, subject to the terms and conditions of this Agreement, each of the boards of directors of Roundtable and Old INDSPEC have approved the merger (the "Merger") of Roundtable into Old INDSPEC, on the terms set forth in this Agreement;

     WHEREAS, Old INDSPEC and Occidental Petroleum Corporation, a Delaware corporation (the "Buyer"), have entered into an Agreement and Plan of Share Exchange (the "Exchange Agreement") pursuant to which, promptly following the Merger, the Buyer shall commence exchange offers providing for the exchange of certain shares of INDSPEC Common Stock (as defined below) to be outstanding upon consummation of the Merger for shares of common stock, par value $0.20 per share, of the Buyer; and

     WHEREAS, in furtherance of the consummation of the Merger and the transactions contemplated herein, the parties hereto desire to enter into this Agreement;

     NOW, THEREFORE, in consideration of and premised upon the various representations, warranties, covenants and other agreements and undertakings of Roundtable and Old INDSPEC contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Old INDSPEC and Roundtable agree as follows:

                                   ARTICLE I.

                                  DEFINITIONS

     SECTION 1.1. Definitions. (a) For all purposes in this Agreement, the following terms shall have the respective meanings set forth in this Section 1.1 (such definitions to be equally applicable to both the singular and plural forms of the terms herein defined):

          "Governmental Authority" means any nation or government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administration functions of or pertaining to government, including the SEC or any other government authority, agency, department, board, commission or instrumentality of the United States, any foreign government, any State of the United States or any political subdivision thereof, and any court, tribunal or arbitrator(s) of competent jurisdiction, and any governmental or non-governmental self-regulatory organization, agency or authority.

          "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

          "Taxes" shall mean all Federal, state, local and foreign taxes, and other governmental assessments of a similar nature (whether imposed directly or through withholding), including any interest, addition to tax, or penalties applicable thereto.

          "Tax Returns" shall mean all Federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns (including any amendments thereto).

     (b) The following terms shall have the meaning specified in the indicated section of this Agreement:

TERM                                SECTION
----                                -------
Agreement.......................  Recitals.
Buyer...........................  Recitals.
Class A Common Stock............  Section 3.1.
Class B Common Stock............  Section 3.1.
Common Stock....................  Section 3.1.
Constituent Corporations........  Section 2.1.
DGCL............................  Section 2.1.
Dissenting Stockholder..........  Section 4.1.
Effective Date..................  Section 2.2.
Effective Time..................  Section 2.2.
Exchange Agreement..............  Recitals.

TERM                                SECTION
----                                -------
INDSPEC.........................  Section 2.1.
INDSPEC Common Stock............  Section 3.1.
Material Adverse Effect.........  Section 5.1.
Merger..........................  Recitals.
Old INDSPEC.....................  Recitals.
Recapitalization................  Section 7.3.
Roundtable Common Stock.........  Section 3.1.
Roundtable......................  Recitals.
Surviving Corporation...........  Section 2.1.
Surviving Corporation By-laws...  Section 2.4.
Surviving Corporation
  Certificate...................  Section 2.3.

     (c) All references herein to dollars or "$" shall be to United States dollars.

     (d) All terms used but not defined herein shall have the meaning ascribed to them in the Exchange Agreement.

                                  ARTICLE II.

                                  THE MERGER

     SECTION 2.1. Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), at the Effective Time, Roundtable shall be merged with and into Old INDSPEC, whereupon Old INDSPEC shall continue as the surviving corporation (referred to herein as "INDSPEC" or the "Surviving Corporation") and the separate corporate existence of Roundtable shall cease. Roundtable and Old INDSPEC are sometimes referred to herein, collectively, as the "Constituent Corporations."

     SECTION 2.2. Effective Time. (a) The Merger shall be effective when a properly executed certificate of merger (together with any other documents, certificates and instruments required by law to effectuate and consummate the Merger) shall be filed with the Secretary of State of the State of Delaware (or at such other time as shall be specified in such certificate of merger), which filing shall be made as soon as practicable after satisfaction of the conditions set forth in Article VIII.

     (b) When used herein, the term "Effective Time" shall mean the date and time at which the Merger becomes effective and the term "Effective Date" shall mean the date upon which the Effective Time occurs.

     SECTION 2.3. Certificate of Incorporation. The Certificate of Incorporation of Old INDSPEC shall be amended and restated as set forth in Exhibit A and shall be the Certificate of Incorporation of the Surviving Corporation (the "Surviving Corporation Certificate"), unless and until amended as provided by the Surviving Corporation Certificate or by law.

     SECTION 2.4. By-Laws. The By-Laws of Old INDSPEC shall be amended and restated as set forth in Exhibit B and shall be the By-laws of the Surviving Corporation (the "Surviving Corporation By-laws") unless and until altered, amended or repealed as provided by law, the Surviving Corporation Certificate or the Surviving Corporation By-laws.

     SECTION 2.5. Officers and Directors. The officers of Old INDSPEC immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their successors shall have been duly elected and qualified, or as otherwise provided in the Surviving Corporation By-laws. The directors of the Surviving Corporation shall be Messrs. Spinola, Danner and Scorsone, in respect of the Class A Shares and Messrs. Castle, Dunphy and Siegal, in respect of the Class B Shares, until their successors shall have been duly elected and qualified, or as otherwise provided in the Surviving Corporation Certificate, the Surviving Corporation By-laws or as otherwise provided by applicable law.

     SECTION 2.6. Effect of Merger. (a) At the Effective Time, the Merger shall have the effects set forth in Section 259 of the DGCL. Without limiting the generality of the foregoing, and subject thereto: (i) the Surviving Corporation shall possess all the rights, privileges, powers and franchises, of a public and private nature, and shall be subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; (ii) all property, real, personal and mixed, and all debts due to either Constituent Corporation on whatever account, including all choses in action and other things belonging to the Constituent Corporations, shall be vested in the Surviving Corporation;
(iii) all property, rights, privileges, powers and franchises, and every other interest of each of the Constituent Corporations shall be, from and after the Effective Date, the property of the Surviving Corporation and the title to any real estate vested by deed or otherwise in the Constituent Corporations shall not revert or be impaired in any way by this Agreement or the Merger provided for herein, but all rights of creditors and all liens upon any property of either Constituent Corporation shall be preserved unimpaired, and all debts, liabilities and duties of the Constituent Corporations shall, from and after the Effective Time, attach to and become the debts, liabilities and duties of the Surviving Corporation, and may be enforced against the Surviving Corporation to the same extent as if said debts, liabilities and duties had been incurred or contracted by the Surviving Corporation; and (iv) all transfers vesting in the Surviving Corporation referred to herein shall be deemed to occur by operation of law and no consent or approval of any other person shall be required in connection with any such transfer or vesting unless such consent or approval is specifically required in the event of merger or consolidation by law or express provision of any contract, agreement, decree, order or other instrument to which either or both of the Constituent Corporations is a party or is bound.

     (b) The Surviving Corporation shall assume and be liable for all the liabilities, obligations and penalties of each of the Constituent Corporations. No liability or obligation due or to become due, claim or demand for any cause existing against either Constituent Corporation, or any stockholder, officer or director thereof, shall be released or impaired by the Merger. No action or proceeding, whether civil or criminal, then pending by or against either Constituent Corporation, or any stockholder, officer or director thereof, shall abate or be discontinued by the Merger, but may be enforced, prosecuted, settled or compromised as if the Merger had not occurred, or the Surviving Corporation may be substituted in such action or special proceeding in place of either Constituent Corporation.

     (c) All corporate acts, plans, policies, approvals and authorizations of the Constituent Corporations and their respective Boards of Directors, committees appointed by such Boards of Directors and their officers and agents, which were valid and effective immediately prior to the Effective Time, shall be taken for all purposes as the acts, plans, policies, approvals and authorizations of the Surviving Corporation and shall be as effective and binding thereon as the same were with respect to Old INDSPEC and Roundtable.

     (d) The employees of Old INDSPEC and the subsidiaries shall become the employees of the Surviving Corporation and its direct and indirect subsidiaries and shall continue to be entitled to the same rights and benefits which they enjoyed as employees of Old INDSPEC and the subsidiaries.

                                  ARTICLE III.

                                   CONVERSION

     SECTION 3.1. Conversion. The manner and basis of converting the shares of common stock of each of the Constituent Corporations, and the consideration that the holders of such shares shall receive are as follows:

          (a) Subject to Section 4.1, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $.01 per share, of Old INDSPEC (the "Common Stock"), issued and outstanding immediately prior to the Effective Time (other than those shares held by Roundtable) shall be converted into the right to receive one share of Class A Common Stock, par value $.01 per share, of INDSPEC ("Class A Common Stock") in accordance with the provisions of this Agreement.

          (b) Subject to Section 4.1, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $.01 per share, of Roundtable (the "Roundtable Common Stock"), issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one share of Class B Common Stock, par value $.01 per share, of INDSPEC ("Class B Common Stock" and together with the Class A Common Stock, the "INDSPEC Common Stock"), in accordance with the provisions of this Agreement.

          (c) Subject to Section 4.1, following the Effective Time, all certificates or other instruments representing shares of Common Stock, other than those shares held by Roundtable, issued and outstanding immediately prior to the Effective Time shall thereafter evidence, without further action, Class A Common Stock. At the Effective Time, shares of Common Stock held by Roundtable shall be cancelled and retired and cease to exist. At the Effective Time, each certificate or other instruments representing shares of Roundtable Common Stock issued and outstanding immediately prior to the Effective Time shall represent only the right to receive Class B Common Stock.

          (d) Each share of Common Stock which shall be held in the treasury of Old INDSPEC, at the Effective Time, shall, by virtue of the Merger and without further action, be converted into one share of Class A Common Stock.

     SECTION 3.2. No Further Ownership Rights in Common Stock or Roundtable Common Stock. If any certificates representing shares of Roundtable Common Stock shall not have been surrendered prior to two (2) years after the Effective Date (or immediately prior to such earlier date on which any shares of Class B Common Stock to be exchanged for any such certificate would otherwise escheat to or become the property of any Governmental Authority), any such cash, shares, dividends or distributions payable in respect thereof shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

                                  ARTICLE IV.

                            DISSENTING STOCKHOLDERS

     SECTION 4.1. Election. Any shares of Common Stock as to which the holder thereof shall have properly demanded appraisal in accordance with the requirements of Section 262 of the DGCL (any holder duly making such demand is referred to herein as a "Dissenting Stockholder") shall not be converted into the right to receive shares of Class A Common Stock or Class B Common Stock, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, the right to appraisal of and payment for such shares of Common Stock under the DGCL. In the event that a notice of exercise of appraisal rights under Section 262 of the DGCL was not required prior to the Effective Time, at such time as a holder of shares of Common Stock subsequently properly demands appraisal rights, certificates for shares of Common Stock as to which such appraisal rights are properly demanded shall thereupon cease to represent the right to receive the shares of Class A Common Stock or Class B Common Stock and shall represent only the right to receive payment for such shares under Section 262 of the DGCL.

     SECTION 4.2. Payment. Each Dissenting Stockholder who becomes entitled, pursuant to the provisions of Section 262 of the DGCL, to payment of the value of its shares of Common Stock shall receive payment therefor from the Surviving Corporation (but only after the value thereof shall have been agreed upon or finally determined pursuant to such provisions). If a Dissenting Stockholder fails to perfect, or effectively withdraws or loses the right to receive payment for such shares of Common Stock, pursuant to Section 262 of the DGCL, each share of Common Stock held by such Dissenting Stockholder shall be converted into one share of Class A Common Stock as provided in Section 3.1.

                                   ARTICLE V.

                 REPRESENTATIONS AND WARRANTIES OF OLD INDSPEC

     Old INDSPEC represents and warrants to and agrees with Roundtable that:

     Section 5.1. Incorporation; Qualification and Corporate Authority. Old INDSPEC has been duly incorporated and is validly existing and in good standing under the laws of the State of Delaware with all requisite corporate power and authority to conduct its business as presently conducted and to enter into this Agreement and perform its obligations hereunder. Old INDSPEC is duly qualified to transact business as a foreign corporation and in good standing in each other jurisdiction in which it owns or leases property of a nature, or transacts business of a type, that would make such qualification necessary, except to the extent that the failure to so qualify or be in good standing could not singly or in the aggregate, reasonably be expected to have a material adverse effect on the assets, business, condition (financial or otherwise) or results of operations of Old INDSPEC and its Subsidiaries considered as one enterprise (a "Material Adverse Effect").

     SECTION 5.2. Binding Obligation. This Agreement has been duly authorized, executed and delivered by Old INDSPEC and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes the legal, valid and binding obligation of Old INDSPEC, enforceable against Old INDSPEC in accordance with its terms, except to the extent that the enforceability thereof may be limited by: (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect affecting generally the enforcement of creditors' rights and remedies; and (ii) general principles of equity, including, without limitation, principles of reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in equity or at law).

     SECTION 5.3. No Defaults or Conflicts. The execution and delivery of this Agreement by Old INDSPEC and performance by Old INDSPEC of its obligations hereunder (i) have been duly authorized by Old INDSPEC (other than Stockholder Approval), (ii) do not and, at the Effective Time, will not, after notice or lapse of time or both, result in any violation of the charter, by-laws or other organizational document of Old INDSPEC or any Subsidiary; and (iii) at the Effective Time, will not (x) conflict with, or result in a breach of any of the terms or provisions of, or result in the modification or cancellation of, or give rise to any right of termination, acceleration, prepayment or redemption in respect of, or constitute a default under: (A) (except for such conflicts, breaches or defaults that could not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect) any indenture, mortgage or loan agreement or any other agreement or instrument to which Old INDSPEC or any Subsidiary is a party or by which they may be bound or to which any of their respective properties may be subject, assuming that the condition set forth in
Section 7.3(g) of the Exchange Agreement will have been satisfied on or before the Closing Date; or (B) any existing applicable law, rule, regulation, judgment, order or decree of any Governmental Authority having jurisdiction over Old INDSPEC or any Subsidiary or any of their respective properties, other than such consents, approvals, authorizations, filings or notices as are set forth in
Schedule 5.4 and immaterial filings, authorizations, consents or approvals or
(y) result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of Old INDSPEC or any Subsidiary (except for such conflicts, breaches or defaults or liens, charges or encumbrances that could not, singly or in the aggregate have a Material Adverse Effect).

     SECTION 5.4. No Authorization or Consents Required. Other than as listed in
Schedule 5.4, as of the Effective Date, no consent, authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or other person (except for immaterial consents, authorizations, approvals, actions, notices or filings) will be required to be obtained or made by Old INDSPEC in connection with the due execution and delivery by Old INDSPEC of this Agreement and the consummation by Old INDSPEC of the transactions contemplated hereby.

                                  ARTICLE VI.

                  REPRESENTATIONS AND WARRANTIES OF ROUNDTABLE

     Roundtable represents and warrants to Old INDSPEC that:

     SECTION 6.1. Incorporation; Qualification and Corporate
Authority. Roundtable has been duly incorporated and is validly existing and in good standing under the laws of Delaware, with all requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder. Roundtable has engaged in no business prior to the Merger and has been formed solely for the purpose of engaging in the Merger. Roundtable has no assets (other than the amounts used to capitalize Roundtable), liabilities, rights or obligations except pursuant to this Agreement. Roundtable is not a party to any agreement other than this Agreement and the Voting Agreement dated the date hereof by and among Roundtable, the Company, Castle Harlan Partners II, L.P. and the other parties named therein.

     SECTION 6.2. Binding Obligation. This Agreement has been duly authorized, executed and delivered by Roundtable and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes the legal, valid and binding obligation of Roundtable, enforceable against Roundtable in accordance with its terms, except to the extent that the enforceability thereof may be limited by: (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect affecting generally the enforcement of creditors' rights and remedies; and (ii) general principles of equity, including, without limitation, principles of reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in equity or at law).

     SECTION 6.3. No Defaults or Conflicts. The execution and delivery of this Agreement by Roundtable and performance by Roundtable of its obligations hereunder have been duly authorized by all necessary corporate action on the part of Roundtable and: (i) do not and, at the Effective Time, will not result in any violation of the charter or by-laws or other constituent documents of Roundtable; and (ii) at the Effective Time, will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of Roundtable (except for such conflicts, breaches or defaults or liens, charges or encumbrances that would not adversely affect the consummation of the Merger) under: (A) any indenture, mortgage or loan or any other agreement or instrument to which Roundtable is a party or by which it may be bound or to which any of its properties may be subject; or (B) any existing applicable law, rule, regulation, judgment, order or decree of any Governmental Authority having jurisdiction over Roundtable or any of its properties, other than: (x) the consents, approvals and notices which are set forth in Schedule 6.4, and (y) filings, authorizations, consents or approvals the failure to make or obtain which would not adversely affect the consummation of the Merger.

     SECTION 6.4. No Authorization or Consents Required. Other than as listed in
Schedule 6.4, as of the Effective Date, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority will be required to be obtained or made by Roundtable in connection with the due execution and delivery by Roundtable of this Agreement and the consummation by Roundtable of the Merger as contemplated hereby.

     SECTION 6.5. Tax Matters.

     (a) Roundtable has timely filed or will file or cause to be timely filed all Tax Returns required by applicable law to be filed by it prior to or as of the Effective Time. All such Tax Returns and amendments thereto are or will be true, complete and correct.

     (b) Roundtable has paid within the time and manner prescribed by law, or where payment is not yet due, has established on or before the Effective Time, an adequate accrual for the payment of all Taxes due with respect to any period ending prior to or as of the Effective Time.

     (c) There are no liens for Taxes upon the assets of Roundtable (other than liens for Taxes that are not yet due and payable).

     (d) There are no actions, suits, or proceedings pending against Roundtable in respect of Taxes.

                                  ARTICLE VII.

                                   COVENANTS

     From the date of this Agreement up to and including the Effective Time (unless this Agreement is terminated pursuant to Article IX), the parties hereto covenant and agree as follows:

     SECTION 7.1. Further Assurances. Each of the parties hereto shall execute such documents and other papers and perform such further acts as may be reasonably required to carry out the provisions hereof and the transactions contemplated hereby. Each such party shall, on or prior to the Effective Time, use its best efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the Merger, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the Merger.

     SECTION 7.2. Submission of Merger to Stockholders. Roundtable shall take all action necessary in accordance with applicable law and its Certificate of Incorporation and By-laws to obtain the approval of its stockholders to the Merger. Old INDSPEC shall take all action necessary in accordance with applicable law and its Certificate of Incorporation and By-Laws to convene a meeting of its stockholders to consider and vote upon the approval of the Merger, provided, however, that Old INDSPEC shall not be obligated to convene a stockholders' meeting if it obtains the written consent to the Merger of holders of at least 90% of the outstanding Common Stock.

     SECTION 7.3. Tax Treatment of Merger. The Merger and the transactions contemplated by Articles II and III hereof have been structured to constitute a recapitalization of Old INDSPEC within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (a "Recapitalization"). The parties hereto shall prepare or cause to be prepared all Tax Returns in accordance with the treatment of the Merger and such transactions as a Recapitalization and shall not take any action that is inconsistent with such treatment.

                                 ARTICLE VIII.

                       CONDITIONS PRECEDENT TO THE MERGER

     SECTION 8.1. Conditions Precedent of Roundtable. The obligation of Roundtable to consummate the Merger is subject to the satisfaction, at or prior to the Effective Time, of all of the following conditions, any one or more of which may be waived by Roundtable:

     The representations and warranties of Old INDSPEC shall be accurate in all material respects, as of their respective dates and as of the Effective Time, and the Company shall have complied with all agreements and satisfied all conditions set forth herein on its part to be performed or satisfied at or prior to the Effective Time. Roundtable shall have received at the Effective Time: (i) a certificate, dated as of the Effective Date, from the President of Old INDSPEC on behalf of Old INDSPEC, in such individual's capacity as an officer of Old INDSPEC and not as an individual, to the effect that the representations and warranties are true and correct in all material respects, as of their respective dates; and (ii) a certificate, dated as of the Effective Date, from the Secretary of Old INDSPEC certifying as to the accuracy and completeness of the resolutions, consents and authorizations with respect to the execution and delivery of this Agreement and the transactions contemplated hereby.

     SECTION 8.2. Mutual Conditions. The obligation of Roundtable and Old INDSPEC to consummate the Merger is subject to the satisfaction, at or prior to the Effective Time, of all of the following further conditions:

          (a) The conditions set forth in Sections 7.2 and 7.3 of the Exchange Agreement shall have been satisfied.

          (b) Old INDSPEC shall have received a certificate, dated as of the Effective Date, from the President of the Buyer, in such individual's capacity as an officer of the Buyer, and not as an individual, to the effect that the conditions set forth in Sections 7.2 and 7.3 of the Exchange Agreement have been satisfied.

          (c) Roundtable shall have received a certificate, dated as of the Effective Date, from the President of Old INDSPEC, in such individual's capacity as an officer of Old INDSPEC, and not as an individual, to the effect that the conditions set forth in Sections 7.2 and 7.3 of the Exchange Agreement have been satisfied.

     SECTION 8.3. Conditions Precedent of the Old INDSPEC. The obligation of Old INDSPEC to consummate the Merger is subject to the satisfaction, at or prior to the Effective Time, of all of the following conditions, any one or more of which may be waived by Old INDSPEC:

     The representations and warranties of Roundtable shall be accurate in all material respects, as of their respective dates and as of the Effective Time, and Roundtable shall have complied with all agreements and satisfied all conditions set forth herein on its part to be performed or satisfied at or prior to the Effective Time. Old INDSPEC shall have received at the Effective Time:
(i) a certificate, dated as of the Effective Date, from the Chairman of the Board of Directors, President or Chief Operating Officer of Roundtable, in such individual's capacity as a director or officer of Roundtable, and not as an individual, to the effect that the representations and warranties are true and correct in all material respects, as of their respective dates; and (ii) a certificate, dated as of the Effective Date, from the Secretary or Assistant Secretary of Roundtable, certifying as to the accuracy and completeness of the attached certificate of incorporation and by-laws and resolutions, consents and authorizations with respect to the execution and delivery of this Agreement and the transactions contemplated hereby.

                                  ARTICLE IX.

                            TERMINATION OF AGREEMENT

     SECTION 9.1. Termination. This Agreement may be terminated on or prior to the Effective Time by either party, but only if the Exchange Agreement is terminated.

                                   ARTICLE X.

                                 MISCELLANEOUS

     SECTION 10.1. Expenses. Whether or not the Exchange is consummated, INDSPEC shall bear the direct expenses of Roundtable incurred in connection with the negotiation and preparation of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, legal fees and disbursements.

     SECTION 10.2. Law Governing. This Agreement shall be governed by the laws of the State of Delaware.

     SECTION 10.3. Binding Effect; Persons Benefiting; No Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto, and the respective successors and assigns of the parties and such persons. Except as set forth in Section 10.4, nothing in this Agreement is intended or shall be construed to confer upon any entity or person other than the parties hereto and their respective successors and permitted assigns any right, remedy or claim under or by reason of this Agreement or any part hereof. Without the prior written consent of the parties hereto, this Agreement may not be assigned by any of the parties hereto.

     SECTION 10.4. Third Party Beneficiary. The Buyer shall be an intended third party beneficiary of this Agreement and shall have the right to enforce this Agreement directly in a court of law or equity or both to protect its rights hereunder. Without limiting the generality of the foregoing, it is the intention of the parties hereto that the provisions of this Agreement, including the representations and warranties of Roundtable included in Article VI, are made for the benefit of the Buyer and to induce the Buyer to commence the Exchange Offers and the other transactions contemplated by the Exchange Agreement.

     SECTION 10.5. Amendments. This Agreement may not be amended, altered or modified except by a written instrument executed by Roundtable and Old INDSPEC.

     SECTION 10.6. Interpretation. When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section of, or a Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

     SECTION 10.7. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and each of which shall constitute one and the same instrument.

     SECTION 10.8. Entire Agreement; Schedules. This Agreement, including the Schedules, certificates and lists referred to herein, and any documents executed by the parties simultaneously herewith or pursuant thereto, constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, written or oral, between the parties with respect to such subject matter.

     SECTION 10.9. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand, or when sent by telex or telecopier (with receipt confirmed), provided a copy is also sent by registered mail, return receipt requested, or by courier addressed as follows (or to such other address as a party may designate by notice to the other):

           (a) If to Roundtable:

                 Mr. Jeffrey M. Siegal
                 c/o Castle Harlan Partners II, L.P.
                 150 East 58th Street
                 New York, New York 10155
                 Telecopier: (212) 207-8042

               with copies to:

                 Schulte Roth & Zabel
                 900 Third Avenue
                 New York, New York 10022

                 Attention:  Andre Weiss, Esq.
                 Telecopier: (212) 593-5955

           (b) If to Old INDSPEC:

                 INDSPEC Holding Corporation
                 411 Seventh Avenue, Suite 300
                 Pittsburgh, Pennsylvania 15219

                 Attention:  William S. Lee
                 Telecopier: (412) 765-0439

               with copies to:

                 Eckert Seamans Cherin & Mellott
                 600 Grant Street, 42nd Floor
                 Pittsburgh, Pennsylvania

                 Attention:  John J. Kearns, Esq.
                 Telecopier: (412) 566-6099

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.



                                          ROUNDTABLE CORP.

                                          By: /s/ JEFFREY M. SIEGAL
                                              ----------------------------------
                                              Name:   Jeffrey M. Siegal
                                              Title:  President



                                          INDSPEC HOLDING CORPORATION

                                          By: /s/ FRANK M. SPINOLA
                                              ----------------------------------
                                              Name:   Frank M. Spinola
                                              Title:  President

                                                                       ANNEX III

                          FORM OF AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                          INDSPEC HOLDING CORPORATION

                                   ARTICLE I.

     The name of the corporation is INDSPEC Holding Corporation (hereinafter the "Corporation").

                                  ARTICLE II.

     The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the Corporation's registered agent is The Corporation Trust Company.

                                  ARTICLE III.

     Unless otherwise specified in this Certificate of Incorporation, in any instance in which this Certificate of Incorporation requires that a mathematical calculation be performed, or makes reference to a fraction, the result obtained after performing such calculation, and any such fraction, shall be expressed as a decimal and rounded to the nearer 1/100th, with .5/100 rounded upward to 1/100.

     As used herein, the following terms have the following meanings:

     "Affiliate" means, with respect to any specified Person, (i) any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified Person or (ii) any officer, director or controlling shareholder of such other Person. For purposes of this definition, the term "control" means the power to direct the management and policies of a Person, directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise.

     "Board of Directors" means the board of directors of the Corporation.

     "Business Day" means any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

     "Castle Harlan" means Castle Harlan Partners II, L.P., a Delaware limited partnership, and its Affiliates.

     "Class A Common Stock" shall have the meaning set forth in Article V,
Section 1 hereof.

     "Class A Director" shall have the meaning set forth in Article VII, paragraph (b) hereof.

     "Class B Common Stock" shall have the meaning set forth in Article V,
Section 1 hereof.

     "Class B Director" shall have the meaning set forth in Article VII, paragraph (b) hereof.

     "Closing Date" shall have the meaning set forth in the Exchange Agreement.

     "Closing Price" with respect to any security on any Trading Day means the closing sale price, regular way, on such day or, in case no such sale takes place on such day, the average of the reported closing bid and asked prices, regular way, in each case, on the New York Stock Exchange, or if not so available, in such manner as furnished by any New York Stock Exchange member firm selected from time to time by the Board of Directors for that purpose.

     "Common Stock" means the Class A Common Stock and the Class B Common Stock.

     "Corporation Accounting Practices" means the principles, methods and practices used by the Corporation and its consolidated subsidiaries in the preparation of financial statements of the Corporation and its consolidated subsidiaries as of, and for the twelve months ended, September 30, 1995.

     "Conversion Date" means the earliest to occur of (i) the fifth anniversary of the first date on which the Significant Stockholder acquires 67% or more of the total number of shares of Common Stock outstanding, determined on a Fully Diluted Basis, (ii) the consummation of any of the Exchange Options, (iii) the first day after the Closing Date on which the Significant Stockholder owns no shares of Class B Common Stock and (iv) the termination of the Exchange Agreement prior to the Closing referred to therein unless the holders of a majority of the Class B Common Stock otherwise agree in writing.

     "Debt" as of any date means the sum (without duplication) of (i) long-term debt (including the current portion of long-term debt) of the Corporation and its consolidated subsidiaries on such date, (ii) capitalized lease obligations of the Corporation and its consolidated subsidiaries on such date, (iii) reimbursement obligations of the Corporation and its consolidated subsidiaries on such date with respect to drawings under letters of credit and (iv) all liabilities of others of the kind described in clauses (i), (ii) and (iii), above, that the Corporation or any of its consolidated subsidiaries has guaranteed or otherwise expressly assumed, in the case of clause (i), (ii) or
(iii), above, as determined in accordance with GAAP and the Corporation Accounting Practices applied on a consistent basis, and in the case of clause
(iv), above, in an amount equal to the maximum liability thereunder upon the occurrence of the contingency giving rise to the obligation thereunder.

     "DGCL" means the General Corporation Law of the State of Delaware.

     "EBITDA Multiple" means the ratio of (a) the sum of (i) Debt of the Corporation and its consolidated subsidiaries, plus all accrued but unpaid interest thereon, less cash and cash equivalents of the Corporation and its consolidated subsidiaries, (ii) Other Liabilities and (iii) $131,000,000 to (b) the LTM Operating EBITDA, with each measurement determined as of September 30, 1995 in accordance with the audited financials to be delivered by the Company pursuant to Section 6.15 of the Exchange Agreement.

     "Enabling Agreement" means the Enabling Agreement, dated as of November 10, 1995, by and between Occidental Petroleum Corporation and the Corporation.

     "Exchange Agreement" means the Agreement and Plan of Share Exchange, dated as of November 10, 1995, by and between Occidental Petroleum Corporation and INDSPEC Holding Corporation.

     "Exchange Options" means the Put Offer, the First Call Option and the Second Call Option.

     "Exchange Shares" means the Occidental Common Stock delivered or deliverable for Class A Common Stock pursuant to the Exchange Options.

     "First Call Closing Date" shall have the meaning set forth in Article VI,
Section 1(a).

     "First Call Equity Value" means an amount equal to (i) the EBITDA Multiple multiplied by 95% of the LTM Operating EBITDA, minus (ii) Net Debt plus Other Liabilities, in each case calculated as of the last day of the fiscal month immediately preceding the fiscal month in which the First Call Closing Date occurs.

     "First Call Exercise Date" means the date of the First Call Notice.

     "First Call Notice" shall have the meaning set forth in Article VI, Section 1(b).

     "First Call Option" means the redemption contemplated by Article VI,
Section 1.

     "First Call Ratio" means (i) the First Call Equity Value divided by the aggregate number of shares of Common Stock outstanding on the First Call Closing Date, determined on a Fully Diluted Basis, divided by (ii) the Market Price of a share of Occidental Common Stock on the fifth Trading Day next preceding the First Call Closing Date.

     "Fully Diluted Basis" means, with respect to any determination of the number of shares of Common Stock outstanding as of any date, (i) the aggregate number of such shares that are issued and outstanding as of such date, plus (ii) the aggregate number of shares issuable upon conversion, exchange, or exercise of all outstanding options (whether vested or unvested), warrants, securities or other instruments of the Corporation that are convertible into, or exercisable or exchangeable for, shares of Common Stock as of such date.

                                      III-2

     "GAAP" means generally accepted accounting principles, as in effect in the United States on September 30, 1995.

     "LTM Operating EBITDA" means, as of any date, the operating profit of the Corporation and its consolidated subsidiaries, for the last twelve fiscal months ending on or prior to such date (the "measurement period"), plus, to the extent deducted in calculating such operating profit (or minus, to the extent added in calculating such operating profit), (i) depreciation and amortization expense,
(ii) profit sharing expense and bonuses to officers, (iii) research and development expenses (and other expenses not in excess of $1,000,000 in the aggregate for the measurement period) incurred in connection with the New Plant; provided, that the amounts referred to in this clause (iii) will be added back to operating profit only with respect to expenses incurred prior to the New Plant Start-up Date, (iv) management fees to Castle Harlan, Inc. attributable to the Castle Harlan Management Agreement (as defined in the Exchange Agreement), all determined in accordance with GAAP and Corporation Accounting Practices applied on a consistent basis; provided, however, that to the extent that there is a change in Corporation Accounting Practices during the measurement period in order to conform Corporation Accounting Practices to GAAP, then that amount of revenue or expense arising as a result of such change in Corporation Accounting Practices shall be added or subtracted, as the case may be, to LTM Operating EBITDA, but only to the extent that such revenue or expense is attributable to the measurement period.

     "Market Price" means, as of any date, with respect to any security, the average of the Closing Prices for such security on the twenty (20) consecutive Trading Days immediately preceding such date (the "Valuation Period"); provided, that if, during the Valuation Period there shall occur an ex-dividend date with respect to any dividend payable on the Occidental Common Stock, or a record date with respect to any subdivision, reclassification, combination or other recapitalization affecting the Occidental Common Stock, then the Market Price of the Occidental Common Stock shall be adjusted appropriately in a manner to be determined by the Significant Stockholder and consented to by the Corporation (which consent shall not be unreasonably withheld).

     "Net Debt" means, as of any date, (i) the sum (without duplication) of all Debt of the Corporation and its consolidated subsidiaries as of such date, plus all accrued but unpaid interest thereon as of such date, plus the Working Capital Adjustment, if any, as of such date, less (ii) the sum of (a) cash and cash equivalents of the Corporation and its consolidated subsidiaries as of such date, plus (b) the aggregate amount of all payments to be received by the Corporation upon the exercise of any unexercised options (whether vested or unvested) as of such date, plus (c) the amount of New Plant Capital Expenditures as of such date, all determined in accordance with GAAP and Corporation Accounting Practices applied on a consistent basis.

     "New Plant" means the Corporation's proposed new resorcinol production facility.

     "New Plant Capital Expenditures" means the aggregate expenditures with respect to the New Plant (including construction period interest) that are capitalized on the Corporation's financial statements prepared for, or as of the last day of, the fiscal month in which the New Plant Start-up Date occurs, but only to the extent such expenditures are required or permitted to be so capitalized by or in accordance with GAAP and Corporation Accounting Practices applied on a consistent basis; provided, however, that for purposes of determining the First Call Ratio, the Second Call Ratio and the Put Offer Ratio, and for no other purpose, the amount of New Plant Capital Expenditures shall be subject to adjustment as follows: (i) as of the last day of the first full fiscal month following the fiscal month in which the New Plant Start-up Date occurs, the amount of New Plant Capital Expenditures shall be reduced by an amount equal to one-twelfth (1/12) of the amount thereof as of the last day of the fiscal month in which the New Plant Start-up Date occurs, and (ii) for each of the eleven fiscal months thereafter, the amount of New Plant Capital Expenditures shall be reduced by an additional one-twelfth (1/12) of the amount thereof as of the last day of the fiscal month in which the New Plant Startup Date occurs.

     "New Plant Start-up Date" means the first to occur of (i) the date following the first 30 consecutive days of production at the New Plant during which period such facility produces not less than 90% of its nameplate capacity or (ii) the date 120 days after the date on which the New Plant produces one pound of commercial grade resorcinol.

                                      III-3

     "Occidental Common Stock" means the common stock, par value $.20 per share, of Occidental Petroleum Corporation, a Delaware corporation, and, in the event of any recapitalization, reorganization, merger or similar event involving Occidental Petroleum Corporation, the securities that are issued in respect thereof.

     "Other Liabilities" means, as of any date, the sum (without duplication) of all liabilities (other than current liabilities, Debt and net deferred income taxes) of the Corporation and its consolidated subsidiaries as of such date (including, without limitation, all environmental and other reserves and pension and post retirement obligations), in each case, that are required to be recorded as of such date in accordance with GAAP and Corporation Accounting Practices applied on a consistent basis.

     "Person" means any corporation, individual, joint stock company, joint venture, partnership, unincorporated association, governmental regulatory entity, country, state or political subdivision thereof, trust, municipality or other entity.

     "Put Offer" shall have the meaning set forth in the Enabling Agreement.

     "Put Offer Ratio" shall have the meaning set forth in the Enabling
Agreement.

     "Second Call Closing Date" shall have the meaning set forth in Article VI,
Section 2(b).

     "Second Call Equity Value" means an amount equal to (i) the EBITDA Multiple multiplied by the LTM Operating EBITDA, minus (ii) Net Debt plus Other Liabilities, in each case, calculated as of the last day of the fiscal month immediately preceding the fiscal month in which the Second Call Closing Date occurs.

     "Second Call Exercise Date" means the date of the Second Call Notice.

     "Second Call Notice" shall have the meaning set forth in Article VI,
Section 2(b).

     "Second Call Option" means the redemption contemplated by Article VI,
Section 2.

     "Second Call Ratio" means (i) (a) the Second Call Equity Value divided by the aggregate number of shares of Common Stock outstanding on the Second Call Closing Date, determined on a Fully Diluted Basis, or (b) if the Second Call Option is being exercised pursuant to clause (i) of Section 2(a) of Article VI hereof and the highest purchase price per share of Class A Common Stock paid by the Significant Stockholder in acquiring any shares of such stock during the twelve (12) months immediately preceding the Second Call Closing Date (excluding any shares acquired on or prior to the Closing Date), is greater than the amount of clause (a), above, such purchase price, in either case, divided by (ii) the Market Price of a share of Occidental Common Stock on the fifth Trading Day next preceding the Second Call Closing Date.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Significant Stockholder" means, collectively, Occidental Petroleum Corporation, a Delaware corporation, and its Affiliates.

     "subsidiary" or "subsidiaries" means, with respect to any Person, (i) a corporation of which such Person, one or more subsidiaries of such Person or such Person and one or more subsidiaries of such Person, directly or indirectly, owns more than 50% of the capital stock of such corporation having generally the right to vote in the election of directors of such corporation, (ii) a partnership of which such Person or a subsidiary of such Person is a general partner, (iii) a limited liability company of which such Person or a subsidiary of such Person is a managing member, or (iv) any entity (other than a corporation, partnership, limited liability company or an employee benefit plan trust) in which such Person, one or more subsidiaries of such Person, or such Person and one or more subsidiaries of such Person, directly or indirectly, has
(a) more than a 50% ownership or other equity interest or (b) the power to elect or direct the election of the directors or other governing body of such entity.

     "Trading Day" means a day on which the New York Stock Exchange is open for business.

     "Working Capital" means, as of any date, (i) current assets (excluding cash and cash equivalents) of the Corporation and its consolidated subsidiaries, as of such date, less (ii) current liabilities (excluding the

                                      III-4
current portion of long-term debt and accrued but unpaid interest thereon) of the Corporation and its consolidated subsidiaries, as of such date, all determined in accordance with GAAP and the Corporation Accounting Principles applied on a consistent basis.

     "Working Capital Adjustment" means, with respect to any determination of the amount of Net Debt, the amount equal to (i) (a) the sum of the amounts of Working Capital as of the last day of each of the four fiscal quarters preceding the date of such determination of the amount of Net Debt, divided by (b) four, minus (ii) the amount of Working Capital as of such date of determination of the amount of Net Debt; provided, however, that if the amount of such difference is less than 10% of the amount in the foregoing clause (i), the Working Capital Adjustment shall be equal to zero.

                                  ARTICLE IV.

     The purpose for which the Corporation is organized is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

                                   ARTICLE V.

     SECTION 1. Capital Stock. The total number of shares of stock that the Corporation shall have authority to issue is one hundred and seventy thousand (170,000) shares, divided into the three following classes:

          (a) twenty thousand (20,000) shares of Preferred Stock, par value $.01 per share (the "Preferred Stock");

          (b) seventy-five thousand (75,000) shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"); and

          (c) seventy-five thousand (75,000) shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock").

     SECTION 2. Preferred Stock. The Board of Directors is expressly authorized to provide for the issuance of all or any shares of the Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series and as may be permitted by the DGCL.

     SECTION 3. Common Stock.

     (a) Each share of Class A Common Stock and Class B Common Stock shall be identical in all respects and shall have equal powers, preferences, rights and privileges, except as otherwise provided in this Certificate of Incorporation. Holders of Class A Common Stock and Class B Common Stock shall vote together as a single class on every matter submitted to a vote of the stockholders of the Corporation, except as to those matters on which separate class voting is required by applicable law or by this Certificate of Incorporation.

     (b) Prior to the Conversion Date, every holder of Class A Common Stock shall be entitled to four and eight tenths (4.8) votes for each share of Class A Common Stock standing in such holder's name in the transfer books of the Corporation, and every holder of Class B Common Stock shall be entitled to one
(1) vote for each share of Class B Common Stock standing in such holder's name in the transfer books of the Corporation. From and after the Conversion Date, every holder of Common Stock shall be entitled to one (1) vote for each share of Common Stock standing in such holder's name in the transfer books of the Corporation.

     (c) The Corporation may not effect a stock split (whether by dividend or otherwise), reverse stock split, reclassification or other similar event with respect to any class of Common Stock unless it effects at the same time an identical stock split, reverse stock split, reclassification or other similar event with respect to all classes of Common Stock.

                                      III-5

     (d) Subject to the rights of holders of any series of Preferred Stock, dividends shall be paid on the Common Stock when, as and if declared by the Board of Directors and may be payable in cash, property or securities of the Corporation; provided, that (i) the holders of Class A Common Stock and Class B Common Stock shall be entitled to share equally, share for share, in such dividends; and (ii) if dividends or distributions are declared that are payable in shares of, or in subscription or other rights to acquire shares of, Class A Common Stock or Class B Common Stock, dividends or distributions shall be declared that are payable at the same rate per share on all classes of Common Stock, and the dividends or distributions payable in shares of, or in subscription or other rights to acquire shares of, any particular class of Common Stock shall be made available to each holder of Common Stock.

     (e) Shares of Class A Common Stock and Class B Common Stock that have been issued and subsequently acquired by the Corporation in any manner, including shares purchased, redeemed or exchanged by the Corporation, shall (upon compliance with any applicable provisions of the DGCL) be retired and have the status of authorized and unissued shares of Class A Common Stock and Class B Common Stock, respectively.

     SECTION 4. Conversion of Class A Common Stock.

     (a) Prior to the Conversion Date, each share of Class A Common Stock acquired by the Significant Stockholder shall, without any action on the part of the Significant Stockholder, be converted into one fully paid and nonassessable share of Class B Common Stock. Immediately upon the acquisition of any shares of Class A Common Stock by the Significant Stockholder prior to the Conversion Date, (i) such shares of Class A Common Stock shall be deemed no longer outstanding, (ii) all rights whatsoever with respect to such shares of Class A Common Stock shall terminate, and (iii) the Significant Stockholder shall be treated for all purposes as having become the owner of an equal number of shares of Class B Common Stock.

     (b) As soon as practicable on or following the date of acquisition by the Significant Stockholder of shares of Class A Common Stock prior to the Conversion Date, upon surrender of any certificate or certificates evidencing such shares of Class A Common Stock, the Corporation shall deliver to the holder of such shares a certificate representing the shares of Class B Common Stock into which such shares of Class A Common Stock have been converted.

     (c) Prior to the Conversion Date, the Corporation shall at all times reserve and keep available out of the authorized and unissued shares of Class B Common Stock, solely for the purpose of effecting the conversion of the outstanding Class A Common Stock, such number of shares of Class B Common Stock as shall from time to time be sufficient to effect a conversion of all shares of Class A Common Stock, and if, at any time, the number of authorized and unissued shares of Class B Common Stock shall not be sufficient to effect conversion of the then outstanding Class A Common Stock, the Corporation shall take such corporate action as may be necessary to increase the number of authorized and unissued shares of Class B Common Stock to such number as shall be sufficient for such purposes. Prior to the Conversion Date, the Corporation shall not take any action that would cause the total number of shares of Class B Common Stock then outstanding or issuable upon the conversion of the shares of Class A Common Stock then outstanding or reserved for issuance for any other purpose to exceed the total number of shares of Class B Common Stock authorized.

     (d) The Corporation shall pay any documentary, stamp or similar issue or transfer tax due on the issue of Class B Common Stock upon conversion of shares of Class A Common Stock into Class B Common Stock. The Corporation shall not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issue and delivery of Class B Common Stock in a name other than that in which the Class A Common Stock so converted was registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax, or has established to the reasonable satisfaction of the Corporation that such tax has been paid.

                                      III-6

                                  ARTICLE VI.

     SECTION 1. First Call Redemption Option.

     (a) Upon receipt by the Corporation of a written notice (the "First Call Exercise Notice") from the Significant Stockholder requesting the redemption of Class A Common Stock pursuant to this Section, and specifying the date fixed for redemption (the "First Call Closing Date"), which shall be the last Business Day of a fiscal month and a date not less than 45 days after the date of the First Call Exercise Notice, at any time on or after the fifth anniversary of the Closing Date and on or before the seventh anniversary of the Closing Date, the Corporation shall redeem all, but not less than all, of the shares of Class A Common Stock then outstanding for that number of fully paid and nonassessable shares of Occidental Common Stock equal to (i) the number of shares so redeemed, multiplied by (ii) the First Call Ratio.

     (b) The Corporation shall give notice of redemption pursuant to Section 1(a), above, by mailing each record holder of shares of Class A Common Stock, not less than thirty (30) days nor more than sixty (60) days prior to the First Call Closing Date, a notice (the "First Call Notice"), which shall include or be accompanied by all information required by law and shall specify:

          (i) the method of calculating the First Call Ratio;

          (ii) the First Call Closing Date; and

          (iii) the place or places at which the shares of Class A Common Stock shall be redeemed upon presentation and surrender of the certificates evidencing such shares, duly endorsed or accompanied by proper instruments of transfer and, if required pursuant to Section 3(b) of this Article, an amount sufficient to pay any transfer or similar taxes (or evidence demonstrating that such taxes have been paid).

     (c) From and after the First Call Closing Date, all previously issued and outstanding shares of Class A Common Stock shall be null and void and shall be deemed no longer outstanding; provided, however, that if the Corporation shall fail to deliver the number of shares of Occidental Common Stock required pursuant to Section 1(a) of this Article upon due presentation and surrender of certificates evidencing any shares of Class A Common Stock in accordance with clause (iii) of Section 1(b) of this Article, then such shares of Class A Common Stock shall remain outstanding until such shares of Occidental Common Stock have been so delivered.

     SECTION 2. Second Call Redemption Option.

     (a) If (i) at any time, the Significant Stockholder acquires 67% or more of the number of shares of Common Stock then outstanding, determined on a Fully Diluted Basis (excluding any shares of Common Stock acquired pursuant to the Put Offer), or (ii) a number of shares of Class A Common Stock have been tendered pursuant to the Put Offer such that, upon the acquisition of such shares, the Significant Stockholder would own 67% or more of the number of shares of Common Stock then outstanding, determined on a Fully Diluted Basis, then, at any time during the 90 day period beginning on the first Business Day after such acquisition (or, in the case of clause (ii), the tender of such shares), the Corporation shall, upon receipt by the Corporation of a written notice to such effect from the Significant Stockholder, redeem all, but not less than all, of the shares of Class A Common Stock then outstanding for that number of fully paid and nonassessable shares of Occidental Common Stock equal to (A) the number of shares so redeemed, multiplied by (B) the Second Call Ratio.

     (b) The Corporation shall give notice of redemption pursuant to Section 2(a), above, by mailing each record holder of shares of Class A Common Stock, not less than thirty (30) days nor more than sixty (60) days prior to the date fixed for redemption (the "Second Call Closing Date"), a notice (the "Second Call Notice"), which shall include or be accompanied by all information required by law and shall specify:

          (i) the method of calculating the Second Call Ratio;

          (ii) the Second Call Closing Date, which shall be the last Business Day of a fiscal month; and

                                      III-7

          (iii) the place or places at which the shares of Class A Common Stock shall be redeemed upon presentation and surrender of the certificates evidencing such shares, duly endorsed or accompanied by proper instruments of transfer and, if required pursuant to Section 3(b) of this Article, an amount sufficient to pay any transfer or similar taxes (or evidence demonstrating that such taxes have been paid).

     (c) From and after the Second Call Closing Date, all previously issued and outstanding shares of Class A Common Stock shall be null and void and shall be deemed no longer outstanding; provided, however, that if the Corporation shall fail to deliver the number of shares of Occidental Common Stock required pursuant to Section 2(a) of this Article upon due presentation and surrender of certificates evidencing any shares of Class A Common Stock in accordance with clause (iii) of Section 2(b) of this Article, then such shares of Class A Common Stock shall remain outstanding until such shares of Occidental Common Stock have been so delivered.

     SECTION 3. Miscellaneous.

     (a) No fractional shares or scrip representing fractional Exchange Shares shall be issued upon redemption of shares of Class A Common Stock. The number of full Exchange Shares issuable upon redemption of shares of Class A Common Stock shall be computed on the basis of the aggregate number of shares of Class A Common Stock so surrendered by each record holder thereof. In lieu of any fractional Exchange Share that would otherwise be issuable upon redemption of any shares of Class A Common Stock, the holder thereof shall be entitled to a cash adjustment in respect of such fractional share in an amount equal to the same fraction of the Market Price of a share of Occidental Common Stock on the second Trading Day immediately preceding the First Call Closing Date or the Second Call Closing Date, as the case may be, calculated to the nearest cent, with one-half cent rounded upward, and the number of full Exchange Shares issuable upon redemption thereof shall be decreased to the next lowest number of whole shares.

     (b) The Corporation shall not be required to pay any tax that may be payable in respect of any issuance or delivery of Exchange Shares, and no such issuance or delivery shall be made unless and until the holder of shares of Class A Common Stock being redeemed has paid the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

                                  ARTICLE VII.

     The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

          (a) The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. Except as otherwise provided in this Article, prior to the Conversion Date, all actions to be taken by the Board of Directors shall require the affirmative vote of the greater of
     (i) five (5) directors or (ii) a majority of the directors then in office.

          (b) The number of directors of the Corporation shall be as from time to time fixed by, or determined in the manner provided in, the By-Laws of the Corporation, provided, that subject to (i) any rights to elect additional directors that may be granted to the holders of any series of Preferred Stock and (ii) the provisions of paragraph (c) of this Article, prior to the Conversion Date, one-half of the Board of Directors (the "Class A Directors") shall be elected by the holders of the Class A Common Stock, voting as a separate class, and one-half of the Board of Directors (the "Class B Directors") shall be elected by the holders of the Class B Common Stock, voting as a separate class.

          (c) Prior to the Conversion Date:

               (i) Class A Directors may be removed only by an affirmative vote of the holders of a majority of the shares of Class A Common Stock then outstanding, and Class B Directors may be removed only by an affirmative vote of the holders of a majority of the shares of Class B Common Stock then outstanding.

                                      III-8

               (ii) If, during the interval between annual meetings of stockholders for the election of directors, (A) the number of Class A Directors shall, by reason of resignation, death or removal, be reduced, the vacancy or vacancies in the Class A Directors may, subject to applicable law, be filled by a majority vote of the remaining Class A Directors then in office, even though less than a quorum, or (B) the number of Class B Directors shall, by reason of resignation, death or removal, be reduced, the vacancy or vacancies in the Class B Directors may, subject to applicable law, be filled by a majority vote of the remaining Class B Directors then in office, even though less than a quorum. Any Class A Director or Class B Director so elected to fill a vacancy shall hold office for the unexpired term in respect of which the vacancy occurred and until his successor shall be elected and shall qualify or until his earlier death, resignation or removal in the manner provided by this Certificate of Incorporation.

                                 ARTICLE VIII.

     In furtherance and not in limitation of the powers conferred by statute, subject to Article VII, the Board of Directors is hereby authorized to adopt, amend or repeal the By-laws of the Corporation. Prior to the Conversion Date, the By-laws of the Corporation may be adopted, amended or repealed by the stockholders only if the holders of a majority of the shares of Class A Common Stock then outstanding and the holders of a majority of the shares of Class B Common Stock then outstanding have approved such adoption, amendment or repeal.

                                  ARTICLE IX.

     Election of directors need not be by written ballot unless the By-laws of the Corporation so provide.

                                   ARTICLE X.

     No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by the director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is hereafter amended to authorize, with the approval of a corporation's stockholders, further reductions in the liability of the corporation's directors for breach of fiduciary duty, then a director of the Corporation shall not be liable for any such breach to the fullest extent then permitted by the DGCL. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any act or omission of a director occurring prior to such amendment.

                                  ARTICLE XI.

     Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

                                      III-9

                                                                        ANNEX IV

                          FORM OF AMENDED AND RESTATED
                                    BY-LAWS
                                       OF
                          INDSPEC HOLDING CORPORATION
                     (HEREINAFTER CALLED THE "CORPORATION")

                                   ARTICLE I

                                    OFFICES

     SECTION 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

     SECTION 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

                                   ARTICLE II

                                  DEFINITIONS

     Capitalized terms used but not otherwise defined herein shall have the respective meanings given thereto in the Certificate of Incorporation of the
Corporation as in effect on             , 1995. In addition, as used herein, the
following terms have the following meanings:

     "Annual Capital Budget" means the Corporation's annual budget, including, in reasonable detail, budgeted annual capital expenditures, prepared on a basis consistent with the Corporation's existing capital appropriation process and annual capital program.

     "Board of Directors" means the board of directors of the Corporation.

     "Credit Agreement" means the Credit Agreement, dated as of December 2, 1993, among INDSPEC, INDSPEC Technologies, Ltd., INDSPEC Chemical Corporation, the Banks party thereto from time to time and Bankers Trust Company, as Agent.

     "Incurrence" means the direct or indirect incurrence, creation, assumption or guarantee.

     "Indebtedness" of any person means, without duplication, (i) all liabilities and obligations, contingent or otherwise, of such person, (a) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (b) evidenced by bonds, notes, debentures or similar instruments, (c) representing the balance deferred and unpaid of the purchase price of any property or services, except such as would constitute trade payables to trade creditors in the ordinary course of business that are not more than 90 days past their original due date,
(d) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (e) relating to a capitalized lease obligation, or (f) evidenced by a letter of credit or a reimbursement obligation of such person with respect to any letter of credit; (ii) all obligations of such person under interest swap and hedging obligations other than hedging of functional currencies and interest rates on existing Indebtedness in the ordinary course of business; (iii) all liabilities of others of the kind described in the preceding clause (i) or (ii) that such person has guaranteed or that is otherwise its legal liability and all obligations to purchase, redeem or acquire any capital stock; and (iv) any and all deferrals, renewals, extensions, refinancings, refundings (whether direct or indirect) of any liability of the kind described in any of the preceding clauses
(i), (ii) or (iii), or this clause (iv), whether or not between or among the same parties.

     "Indenture" means the Indenture, dated as of December 2, 1993, between INDSPEC Chemical Corporation and United States Trust Company of New York, relating to $157,500,000 principal amount of 11 1/2% Senior Subordinated Discount Notes due 2003 and 11 1/2% Senior Subordinated Discount Notes due 2003, Series B.

     "Investment" means (i) the acquisition (whether for cash, property, services, securities or otherwise) of capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities of any other Person or any agreement to make any such acquisition; (ii) the making of any deposit with, or advance, loan, contribution (other than contributions required by law to be made to employee benefit plans) or other extension of credit to, any other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to any other Person) and (without duplication) any amount committed to be advanced, loaned or extended to any other Person (but excluding advances to customers arising in the course of sales to customers in the ordinary course of business consistent with past practice); (iii) the entering into of any guarantee of, or other contingent obligation with respect to, Indebtedness or any other liability of any other Person; or (iv) the entering into of any interest swap or other hedging obligation with any other Person.

     "Lien" means any mortgage, lien, pledge, charge, security interest or other encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement and any lease deemed to constitute a security interest and any option or other agreement to give any security interest).

     "Material Contracts" means the agreements and instruments set forth on Schedule A hereto.

     "Permitted Investments" means Investments (a) in short-term certificates of deposit, time deposits or bankers acceptances having maturities not exceeding six months with (x) any commercial bank having a combined capital and surplus of not less than $500,000,000 or (y) any financial institution if the Investment is fully insured by an agency or instrumentality of the United States of America;
(b) in marketable direct obligations issued or unconditionally guaranteed by the United States of America or issued by any agency thereof and backed by the full faith and credit of the United States of America, in each case maturing within one year from the date of acquisition thereof; (c) in commercial paper maturing no more than one year from the date of acquisition thereof and, at the time of acquisition, having a rating of A-1 (or better) by Standard & Poor's Corporation ("S&P") or P-1 (or better) by Moody's Investors Service, Inc. ("Moody's"), or participations in loans maturing no more than one year after the date of acquisition of such participation to companies which, at the time of such participation, have one of such commercial paper ratings (or better); (d) in repurchase agreements entered into with banks described in clause (a) above or investment banks having shareholders' equity, together with Affiliates of any such bank or investment bank, of a least $500,000,000, such repurchase agreements to be collateralized at least 100% by negotiable securities of a type described in clause (a), (b) or (c) above and to have a term not to exceed six months; (e) in obligations the interest on which is exempt from federal income taxation that are issued by any State of the United States of America or any political subdivision, agency, authority or other instrumentality thereof and that (x) are rated at least AA or SP-1 by S&P, or at least Aa or MIG 2 by Moody's and (y) have a final maturity of not more than one year from the date of purchase or allow the investor to put the security back to the issuer or entities described in clause (d) above at par within one year from the date of purchase; (f) in money-market mutual funds having assets of $1,000,000,000 or more that invest at least 90% of their assets in bonds or notes that have a rating of AA (or better) by S&P or Aa (or better) by Moody's or securities of the type referred to in clause (a), (b) or (c) above and that have a maximum maturity of two years or less; (g) in money-market preferred stock that are rated at least AA by S&P or at least Aa by Moody's at the time of acquisition thereof; or (h) consisting of purchases of futures contracts for the purpose of protection from commodity price, interest rate or currency conversion rate fluctuations posed by contract obligations of the Company; provided that the tenor and amount of any such futures contract shall be consistent with the obligations of the Company under any such contract.

     "Transfer" means any sale, transfer, lease, pledge or other disposition.

                                  ARTICLE III

                            MEETINGS OF STOCKHOLDERS

     SECTION 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

     SECTION 2. Annual Meetings. The Annual Meetings of Stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect a Board of Directors as provided in the Certificate of Incorporation, and transact such other business as may properly be brought before the meeting. Written notice of the Annual Meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

     SECTION 3. Special Meetings. Unless otherwise prescribed by law or by the Certificate of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman, if there be one, or (ii) the President, (iii) any Vice President, if there be one, (iv) the Secretary or
(v) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of a majority of the entire Board of Directors or at the request in writing of stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Written notice of a Special Meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

     SECTION 4. Quorum. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, provided that when a specified item of business is required to be voted on by a class or series, voting as a separate class, the holders of a majority of shares of such class or series shall constitute a quorum for the transaction of such specified item of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

     SECTION 5. Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat. Unless otherwise provided in the Certificate of Incorporation or these By-Laws, each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

     SECTION 6. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

     Section 7. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

     SECTION 8. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 7 of this Article III or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

                                   ARTICLE IV

                                   DIRECTORS

     SECTION 1. Number and Election of Directors.

     (a) Subject to the provisions of the Certificate of Incorporation, (i) prior to the Conversion Date, the Board of Directors shall consist of six (6) members, three (3) of whom shall be Class A Directors, elected by the holders of the Class A Common Stock voting as a separate class, and three (3) of whom shall be Class B Directors, elected by the holders of the Class B Common Stock voting as a separate class, in each case, as provided in the Certificate of Incorporation and (ii) from and after the Conversion Date, the Board of Directors shall consist of not less than one nor more than fifteen members, the exact number of which shall initially be six (6) and thereafter be fixed from time to time by the Board of Directors. Except as provided in Section 2 of this Article, directors shall be elected at Annual Meetings of Stockholders, and each director so elected shall hold office until the next Annual Meeting and until his successor is duly elected and qualified, or until his earlier resignation or removal. Prior to the Conversion Date, only Class A Directors and holders of Class A Common Stock may nominate a candidate for election as a Class A Director and only Class B Directors and holders of Class B Common Stock may nominate a candidate for election as a Class B Director. Any director may resign at any time upon notice to the Corporation. Directors need not be stockholders.

     (b) Prior to the Conversion Date, if the Board of Directors shall (i) fail to approve an Annual Capital Budget for the next fiscal year at least one month prior to the beginning of such next fiscal year, (ii) fail to approve the Corporation's entering into or renewal of any Material Contract necessary for the continued operation of any of the Corporation's production facilities, or
(iii) by vote of at least five (5) members of the Board of Directors, specify any other matter as being subject to this Section 1(b), then subject to applicable law, the number of members of the Board of Directors shall temporarily be increased by three (3) and the vacancies created thereby shall be filled by a vote of at least five (5) of the directors then in office. Subject to applicable law, such temporary additional directors shall serve until the Board of Directors have resolved the issue or issues that precipitated the election of such additional directors and thereafter the number of directors shall be restored to the number existing prior to the appointment of such temporary additional directors.

     SECTION 2. Removal; Vacancies. Prior to the Conversion Date, Directors may be removed and vacancies filled only as provided in the Certificate of Incorporation. Following the Conversion Date, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier resignation or removal.

     SECTION 3. Duties and Powers.

     (a) The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

     (b) Prior to the Conversion Date, the following actions shall not be effected or put in place (and will otherwise be null and void) by the Corporation, and the Corporation shall cause its subsidiaries not to take any of the following actions, unless such action has been duly authorized by the Board of Directors:

          (i) the merger or consolidation of the Corporation or any of its subsidiaries with or into any person, or the dissolution or liquidation of the Corporation or any of its subsidiaries;

          (ii) the establishment or acquisition of any corporation, joint venture, partnership, limited liability company, trust or other entity that is not a wholly owned subsidiary of the Corporation;

          (iii) the making of any Investment (other than a Permitted Investment) in excess of $10,000 in any Person other than a wholly owned subsidiary of the Corporation;

          (iv) the Corporation or any of its subsidiaries entering into any line of business that is materially different from the business conducted by the Corporation or any of its subsidiaries immediately prior to the Closing Date;

          (v) the Transfer by the Corporation or any of its subsidiaries (other than among the Corporation and its wholly owned subsidiaries) of assets with a fair market value in excess of $1,000,000 in a single transaction or series of related transactions (other than Transfers (A) of cash or inventory in the ordinary course of business, consistent with past practice or (B) pursuant to the Exchange Options);

          (vi) the Incurrence by the Corporation or any of its subsidiaries of Indebtedness in excess of $1,000,000 in any single transaction or series of related transactions other than (A) up to $2 million of Indebtedness at any time outstanding incurred to finance insurance premiums in the ordinary course of business, consistent with past practice, (B) Indebtedness incurred under the Credit Agreement in the ordinary course of business, consistent with past practice, and (C) the accretion of interest with respect to outstanding notes issued under the Indenture;

          (vii) the Incurrence by the Corporation or any of its subsidiaries of any consensual Lien (or series of related Liens) upon assets of the Corporation or any of its subsidiaries securing obligations in an amount in excess of $500,000;

          (viii) the issuance or sale of capital stock of the Corporation or any of its subsidiaries or any securities that are convertible into or exchangeable for such capital stock (other than upon the exercise of options or warrants outstanding on the Closing Date);

          (ix) the declaration or payment of any dividends or distributions, with respect to, or repurchases or redemptions of, capital stock of the Corporation or any of its subsidiaries or securities convertible into or exchangeable for, or rights to acquire such capital stock (other than pursuant to the Exchange Options);

          (x) the approval or amendment of the Annual Capital Budget; the making of any capital expenditure or expenditures not detailed in the Annual Capital Budget that (A) exceed $500,000 in any single transaction or series of related transactions or (B) would cause total capital expenditures for the year to exceed the total amount in the Annual Capital Budget by more than 5%;

          (xi) entering into or amending operating leases with respect to equipment having a value in excess of $500,000 (excluding renewals or replacements of leases for rolling stock) in any single transaction or series of related transactions;

          (xii) entering into any new Material Contract or amending in any material respect any existing Material Contract;

          (xiii) the amendment, alteration, modification or repeal of the certificate of incorporation, by-laws or other organizational document of the Corporation or of any of its subsidiaries;

          (xiv) any change of the independent public accountants for the Corporation;

          (xv) any change of any material accounting policy, practice or estimates (including, without limitation, any change in fiscal year);

          (xvi) any transaction between the Corporation or any of its subsidiaries, on the one hand, and any executive officer or employee of the Corporation or any of its subsidiaries, on the other hand, that is outside the normal and ordinary course of employment matters (other than pursuant to contracts in existence on the Closing Date or contracts that have been approved by the Board of Directors); or

          (xvii) the appointment or removal of any of the executive officers of the Corporation; the increase in the compensation of, or the hiring of, any employee with a base salary in excess of $100,000; the adoption or amendment of any employment contract or the adoption or material amendment of any employee benefit plan of the Corporation or any of its subsidiaries; the determination or approval of the levels of participation by, or payments to, executive officers or other employees of the Corporation or any of its subsidiaries in profit participation plans and bonuses (other than pursuant to contracts in existence on the Closing Date or contracts that have been approved by the Board of Directors).

     SECTION 4. Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or any directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or telegram on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

     SECTION 5. Voting. Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

     SECTION 6. Actions of Board. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

     SECTION 7. Meetings by Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 7 shall constitute presence in person at such meeting.

     SECTION 8. Committees. From and after the Conversion Date, the Board of Directors may, by resolution passed by a majority of the Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. From and after the Conversion Date, any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation. Each committee shall keep regular minutes and report to the Board of Directors when required.

     SECTION 9. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors. Directors who are not employees of the Company, Occidental Petroleum Corporation or any of their Affiliates may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.


     SECTION 10. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors then in office, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders.


                                   ARTICLE V

                                    OFFICERS

     SECTION 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, may also choose one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these ByLaws. The officers of the Corporation need not be stockholders of the Corporation nor need such officers be directors of the Corporation.

     SECTION 2. Election. The Board of Directors at its first meeting held after each Annual Meeting of Stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer elected by the Board of Directors may be removed at any time. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

     SECTION 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

     SECTION 4. President. The President shall, subject to the control of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President. The President shall preside at all meetings of the stockholders and the Board of Directors. The President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

     SECTION 5. Vice Presidents. At the request of the President or in his absence or in the event of his inability or refusal to act, the Vice President or the Vice Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

     SECTION 6. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

     SECTION 7. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

     SECTION 8. Assistant Secretaries. Except as may be otherwise provided in these ByLaws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

     SECTION 9. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

     SECTION 10. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

                                   ARTICLE VI

                                     STOCK

     SECTION 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation
(i) by the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

     SECTION 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

     SECTION 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

     SECTION 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued.

     SECTION 5. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

     SECTION 6. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

                                  ARTICLE VII

                                    NOTICES

     SECTION 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex or cable.

     SECTION 2. Waivers of Notice. Whenever any notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     SECTION 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

     SECTION 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

     SECTION 3. Fiscal Year. The fiscal year of the Corporation shall be the year ending March 31 or such other date as may be fixed by resolution of the Board of Directors.

     SECTION 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

                                   ARTICLE IX

                                INDEMNIFICATION

     SECTION 1. Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation. To the extent permitted by law, and pursuant to Section 145 of the General Corporation Law of the State of Delaware, subject to Section 3 of this Article IX, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     SECTION 2. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. To the extent permitted by law, and pursuant to
Section 145 of the General Corporation Law of the State of Delaware, subject to
Section 3 of this Article IX, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     SECTION 3. Authorization of Indemnification. Any indemnification under this
Article IX (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 1 or Section 2 of this
Article IX, as the case may be. Such determination shall be made (i) in addition to any vote required under the Certificate of Incorporation, by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case.

     SECTION 4. Good Faith Defined. For purposes of any determination under
Section 3 of this Article IX, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 1 or 2 of this Article IX, as the case may be.

     SECTION 5. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 3 of this Article IX, and notwithstanding the absence of any determination thereunder, any director or officer may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections 1 and 2 of this Article IX. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because he has met the applicable standards of conduct set forth in Sections 1 or 2 of this Article IX, as the case may be. Neither a contrary determination in the specific case under Section 3 of this
Article IX nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

     SECTION 6. Expenses Payable in Advance. Expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article IX.

     SECTION 7. Nonexclusivity of Indemnification and Advancement of
Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article IX shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. It is the policy of the Corporation and the intent of this Article IX that indemnification of the persons specified in Sections 1 and 2 of this Article IX shall be made to the fullest extent permitted by law. If any change in law permits the Corporation to indemnify the persons specified in Sections 1 and 2 of this Article IX to a greater extent, the Corporation shall so indemnify such persons and these ByLaws shall be deemed amended to provide for such additional indemnification. The provisions of this Article IX shall not be deemed to preclude the indemnification of any person who is not specified in Sections 1 or 2 of this
Article IX but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

     SECTION 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this Article IX.

     SECTION 9. Certain Definitions. For purposes of this Article IX, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article IX with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article IX, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article IX.

     SECTION 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

     SECTION 11. Limitation on Indemnification. Notwithstanding anything contained in this Article IX to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 of this Article
IX), the Corporation shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

     SECTION 12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article IX to directors and officers of the Corporation.

                                   ARTICLE X

                                   AMENDMENTS

     SECTION 1. Subject to the provisions contained in the Certificate of Incorporation and in Section 3 of Article IV of these By-Laws, these By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be.

     SECTION 2. Entire Board of Directors. As used in these By-Laws, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

                                                                         ANNEX V

                                VOTING AGREEMENT

     VOTING AGREEMENT, dated as of November 10, 1995 (the "Agreement"), by and among INDSPEC Holding Corporation, a Delaware corporation (the "Company"), Roundtable Corp., a Delaware corporation ("Roundtable"), Castle Harlan Partners II, L.P., a Delaware limited partnership ("CHPII"), the other stockholders of Roundtable named on Exhibit A hereto (together with CHPII, the "Roundtable Group"), and the other parties named on the signature pages of this Agreement (the "Other Stockholders", and together with the members of the Roundtable Group and Roundtable, the "Stockholders").

     WHEREAS, CHPII has organized Roundtable, a new corporation under Delaware law;

     WHEREAS, each of the Stockholders, other than Roundtable, owns the number of shares of common stock, par value $.01 per share of the Company ("Company Common Stock") set forth opposite such Stockholder's name on Schedule 1;

     WHEREAS, concurrently herewith, the Company and Occidental Petroleum Corporation, a Delaware corporation (the "Buyer"), will execute and deliver an Agreement and Plan of Share Exchange, dated the date hereof (the "Exchange Agreement") and the Company and Roundtable will execute and deliver a Merger Agreement dated the date hereof (the "Merger Agreement"), pursuant to which, and subject to the terms and conditions thereof, Roundtable will be merged with and into the Company with the Company as the surviving corporation (the "Surviving Corporation"), the members of the Roundtable Group will receive the number of shares of Class B Common Stock, par value $.01 per share, of the Company ("Class B Common Stock") equal to the number of shares of Common Stock of Roundtable, $.01 par value per share ("Roundtable Common Stock") held by them, the other stockholders of the Company will receive an aggregate of the number of shares of Class A Common Stock, par value $.01 per share of the Company ("Class A Common Stock", and together with the Class B Common Stock, the "New Company Common Stock"), equal to the number of shares of Company Common Stock held by such stockholders, and the outstanding Company Common Stock held by Roundtable will be cancelled (the "Merger") (capitalized terms that are not otherwise defined herein shall have the respective meanings set forth in the Exchange Agreement); and

     WHEREAS, pursuant to the Exchange Agreement, and subject to the terms and conditions thereof, the Buyer shall offer to exchange (the "Exchange") certain shares of the New Company Common Stock to be outstanding upon consummation of the Merger for shares of common stock, par value $.20 per share, of the Buyer ("Buyer Common Stock") pursuant to exchange offers (the "Exchange Offers");

     NOW, THEREFORE, in consideration of and premised upon the various representations, warranties, covenants and other agreements and undertakings of the Company and the Stockholders contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Stockholders agree as follows:

                                   ARTICLE I

                           PROXY OF THE STOCKHOLDERS

     SECTION 1.01. Voting Agreement.

     (a) Each of the members of the Roundtable Group hereby agrees that they shall, as soon as practicable on or after the date hereof, execute a written consent with respect to all of the shares of Roundtable Common Stock held by them in favor of the adoption and approval of the Merger and the Merger Agreement.

     (b) The Other Stockholders and Roundtable hereby agree that, during the time this Agreement is in effect, at any meeting of the stockholders of the Company, and in any action by consent of the stockholders of the Company, the Other Stockholders and Roundtable shall vote all of the shares of Company Common Stock which they own or are otherwise entitled to vote in favor of any proposal for the adoption or approval of the Merger and the Merger Agreement.

     (c) Each of the members of the Roundtable Group, Roundtable and the Other Stockholders agree that, during the time this Agreement is in effect, at any meeting of the stockholders of the Company, however called, and in any action by consent of the stockholders of the Company, the Stockholders shall vote all of the shares of the Company Common Stock and the New Company Common Stock (i) against any proposal relating to (A) the sale of the stock or assets of the Company or any of its Subsidiaries or any interest therein, (B) the merger, consolidation or other combination of the Company or any of its Subsidiaries with any person, or (C) the liquidation, dissolution or reorganization of the Company or any of its Subsidiaries, except as specifically contemplated by the Exchange Agreement; and (ii) as otherwise necessary or appropriate to enable the Company and Buyer to consummate the transactions contemplated by the Exchange Agreement. The Stockholders acknowledge receipt and review of a copy of the Exchange Agreement and Merger Agreement.

     SECTION 1.02. Contribution to Roundtable. Each member of the Roundtable Group hereby agrees to contribute the shares of Company Common Stock set forth on Exhibit A opposite such member's name to Roundtable in exchange for an equal number of shares of Roundtable Common Stock.

     SECTION 1.03. Exchange Offers. Each member of the Roundtable Group hereby agrees to tender (and not withdraw) its shares of Class B Common Stock to the Buyer and subject to termination or waiver of the Stockholders Agreement as amended by Amendment No. 1 between INDSPEC Chemical Corporation and certain other parties named therein (the "Stockholders Agreement"), the Other Stockholders hereby agree to tender (and not withdraw) their shares of Class A Common Stock to the Buyer, in the Exchange Offers pursuant to the terms provided for in the Exchange Agreement.

     SECTION 1.04. Hart-Scott-Rodino. CHPII shall promptly make all filings required by it in connection with the Merger and Exchange Offers under the HSR Act.

                                   ARTICLE II

               REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

     Each Stockholder hereby represents and warrants to Buyer as follows:

     SECTION 2.01. Authority Relative to This Agreement. Such Stockholder has all requisite power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by such Stockholder and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except to the extent that the enforceability thereof may be limited by: (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect affecting generally the enforcement of creditors' rights and remedies; and (ii) general principles of equity, including, without limitation, principles of reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in equity or at law).

     SECTION 2.02. No Conflict. (a) The execution and delivery of this Agreement by such Stockholder and performance of its obligations hereunder do not (i) conflict with or violate any laws applicable to such Stockholder or by which the shares of Roundtable Common Stock, Company Common Stock or New Company Common Stock of such Stockholder are bound or affected or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the shares of Roundtable Common Stock, Company Common Stock or New Company Common Stock of such Stockholder pursuant to, any note, bond, mortgage, indenture, contract, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or the shares of Roundtable Common Stock, Company Common Stock or New

Company Common Stock of such Stockholder are bound or affected, except under the Stockholders Agreement.

     (b) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, require any consent, authorization or approval or other action by, or notice to or filing with, any Governmental Authority or other person, except for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended, or the HSR Act, and except under the Stockholders Agreement.

     SECTION 2.03. Title to the Shares. As of the date hereof, each Stockholder is the record and beneficial owner of the number of shares of Company Common Stock and shares of Company Common Stock subject to Options set forth opposite such Stockholder's name on Schedule 1 hereto, and after giving effect to the Merger, as of the Closing Date, will be the record and beneficial owner of the number of shares of New Company Common Stock equal to the number of shares of Company Common Stock held by such Stockholder as of the date hereof. Such shares of Company Common Stock are all of such shares as are owned, either of record or beneficially, by such Stockholder. Such Stockholder owns all the shares of Company Common Stock and, after the Merger and immediately prior to the Closing Date, will own all of the shares of New Company Common Stock set forth opposite such Stockholder's name on Schedule 1 hereto free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, contracts, limitations on such Stockholder's voting rights, charges and other encumbrances of any nature whatsoever. Other than pursuant to the irrevocable proxy granted to John K. Castle, dated the date hereof and the Voting Trust Agreement, dated as of December 16, 1993, by and among John K. Castle and the Stockholders named therein, and except as provided in this Agreement, such Stockholder has not appointed or granted (and will not, after the date hereof, appoint or grant) any proxy, which appointment or grant is still effective, with respect to the shares set forth opposite such Stockholder's name on Schedule 1 hereto.

     SECTION 2.04. Formation of Roundtable. CHPII represents that Roundtable has been duly incorporated and is validly existing and in good standing under the laws of Delaware and the authorized capital stock of Roundtable consists of 35,000 shares of Roundtable Common Stock, 29,496 shares of which have been issued to members of the Roundtable Group as set forth on Exhibit A. CHPII represents that Roundtable has engaged in no business prior to the Merger and has been formed solely for the purpose of engaging in the Merger. CHPII represents that Roundtable has no assets (other than the amounts used to capitalize Roundtable), liabilities, rights or obligations except pursuant to the Merger Agreement. CHPII represents that Roundtable is not a party to any agreement other than the Merger Agreement and this Agreement.

                                  ARTICLE III

                  COVENANTS OF THE STOCKHOLDERS AND ROUNDTABLE

     SECTION 3.01. No Disposition or Encumbrance of Shares. Each Stockholder hereby covenants and agrees that, except as contemplated by this Agreement, such Stockholder shall not, and shall not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant a proxy (other than the irrevocable proxy granted to John K. Castle, dated the date hereof) or power of attorney with respect to, create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, contract, limitation on such Stockholder's voting rights, charge or other encumbrance of any nature whatsoever with respect to, such Stockholder's shares of Roundtable Common Stock, Company Common Stock or New Company Common Stock or directly or indirectly, initiate, solicit or encourage any person to take actions which could reasonably be expected to lead to the occurrence of any of the foregoing; provided, however, that this Section 3.01 shall not prevent the transfer of Roundtable Common Stock, Company Common Stock or New Company Common Stock by reason of law, or to a personal representative of a Stockholder or to one or more members of any Stockholder's family or to trusts, partnerships or similar entities for their benefit, provided, further, however, that such transferee(s) shall take such Roundtable Common Stock, Company Common Stock or New Company Common Stock subject to and be fully bound by this Agreement with the same effect as if he, she or it were a party hereto. As used herein, the term "personal representative" shall mean the executor or executors of the will or administrator or administrators of the estate, the heirs, legatees or other beneficiaries thereunder and all other legal representatives (by operation of law or otherwise) of a Stockholder.

     SECTION 3.02. Limitation on Transactions in Buyer Common Stock. Each of the Stockholders agrees that, (i) during the period beginning on the date hereof and ending on the Closing Date, and (ii) as long as such Stockholder owns any shares of New Company Common Stock, for the thirty (30) day period preceding any Option Closing Date (as such term is defined in the Surviving Corporation's certificate of incorporation), such Stockholder shall not and shall not permit any affiliate, representative, agent or other person or entity acting on its behalf, directly or indirectly, to (x) sell, offer to sell or commence any sale, solicitation, marketing or other efforts to facilitate the disposition of any shares of Buyer Common Stock, or (y) sell short or enter into any put equivalent position with respect to any shares of Buyer Common Stock.

     SECTION 3.03. No Negotiations. The Stockholders shall not, and shall not permit any of their Subsidiaries, affiliates, representatives, agents or any other Person acting for or on behalf of any of them to, solicit, entertain offers from, negotiate with, or in any manner discuss, encourage, recommend or agree to any proposal relating to (a) the sale of the stock or assets of Roundtable, the Company, the Surviving Corporation or any of their Subsidiaries or any interest therein, (b) the merger, consolidation or other combination of Roundtable, the Company, the Surviving Corporation or any of their Subsidiaries with any Person, or (c) the liquidation, dissolution or reorganization of Roundtable, the Company, the Surviving Corporation or any of their Subsidiaries, except as specifically contemplated by the Exchange Agreement and the Merger Agreement. Without limiting the generality of the foregoing, the Stockholders shall not, and shall not permit any of their Subsidiaries, affiliates, representatives, agents or any other Person acting for or on behalf of any of them to, furnish or cause to be furnished any information with respect to Roundtable, the Company, the Surviving Corporation or any of their Subsidiaries to any Person (other than the Buyer and its employees and agents). If any of the Stockholders or any of their Subsidiaries, affiliates, representatives, agents or any other Person acting for or on behalf of any of them receives from any Person any offer, proposal or informational request that may be subject to this Section, the Stockholders shall promptly advise such Person, by written notice, of the terms of this Section and shall promptly deliver a copy of such notice to the Buyer. Nothing herein shall, to the extent not prohibited by the Exchange Agreement, prohibit any Stockholder who is an officer of the Company from acting in his capacity as such, or who is a director of the Company from participating in meetings of the Board or Committees thereof.

                                   ARTICLE IV

                                 MISCELLANEOUS

     SECTION 4.01. Termination. This Agreement shall remain in effect until the first to occur of (i) the Closing Date or (ii) the termination of the Exchange Agreement; provided, however, that the provisions set forth in Sections 3.02,
4.02 and 4.03 shall survive the Closing.

     SECTION 4.02. Further Assurances. The Stockholders and the Company will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby, including without limitation, the transactions contemplated by the Exchange Agreement.

     SECTION 4.03. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     SECTION 4.04. Entire Agreement. This Agreement constitutes the entire agreement between the Company and the Stockholders with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the Company and the Stockholders with respect to the subject matter hereof.

     SECTION 4.05. Amendment. This Agreement may not be amended, altered or modified except by a written instrument executed by the parties hereto.

     SECTION 4.06. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

     SECTION 4.07. Governing Law. This Agreement shall be construed and interpreted according to the laws of the State of New York applicable to contracts made and to be performed wholly within such state.

     SECTION 4.08. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and each of which shall constitute one and the same instrument.

     SECTION 4.09. Third Party Beneficiary. The Buyer shall be an intended third party beneficiary of this Agreement and shall have the right to enforce this Agreement directly in a court of law or equity or both to protect its rights hereunder. Without limiting the generality of the foregoing, it is the intention of the parties hereto that this Agreement is made for the benefit of the Buyer and to induce the Buyer to commence the Exchange Offers and the other transactions contemplated by the Exchange Agreement.

     IN WITNESS WHEREOF, each Stockholder has duly executed this Agreement.



                                                /s/ JEFFREY M. SIEGAL
                                          --------------------------------------
                                                    Jeffrey M. Siegal

                                                   /s/ HOWARD WEISS
                                          --------------------------------------
                                                       Howard Weiss

                                                   /s/ SYLVIA ROSEN
                                          --------------------------------------
                                                       Sylvia Rosen

                                                  /s/ JUSTIN WENDER
                                          --------------------------------------
                                                      Justin Wender

                                               /s/ T. J. DERMOT DUNPHY
                                          --------------------------------------
                                                   T. J. Dermot Dunphy

                                                 /s/ RICHARD Y. SMITH
                                          --------------------------------------
                                                     Richard Y. Smith

                                              /s/ JOHN A. HERRMANN, JR.
                                          --------------------------------------
                                                  John A. Herrmann, Jr.

                                                  /s/ WILLIAM S. LEE
                                          --------------------------------------
                                                      William S. Lee

                                                 /s/ FRANK M. SPINOLA
                                          --------------------------------------
                                                     Frank M. Spinola

                                                 /s/ ERNIE L. DANNER
                                          --------------------------------------
                                                     Ernie L. Danner



                                          CASTLE HARLAN PARTNERS II, L.P.

                                          By: Castle Harlan, Inc.
                                              as Investment Manager

                                          By: /s/ JEFFREY M. SIEGAL
                                              ----------------------------------
                                              Name:    Jeffrey M. Siegal
                                              Title:   Managing Director

                                          ROUNDTABLE CORP.

                                          By: /s/ JEFFREY M. SIEGAL
                                              ----------------------------------
                                              Name:    Jeffrey M. Siegal
                                              Title:   President

Agreed and accepted
as of November 10, 1995

INDSPEC HOLDING CORPORATION

By: /s/ FRANK M. SPINOLA
    ----------------------------------
    Name:    Frank M. Spinola
    Title:   President

                                   SCHEDULE 1

                                                      TOTAL SHARES OF                     TOTAL SHARES OF
                                                      COMPANY COMMON                      COMPANY COMMON
                                                        STOCK OWNED         SHARES          STOCK OWNED
                                                        (INCLUDING        UNDERLYING        (EXCLUDING
                                                          SHARES            OPTIONS           SHARES
                                                        UNDERLYING        (VESTED AND       UNDERLYING
 STOCKHOLDER                                             OPTIONS)          UNVESTED)         OPTIONS)
 -----------                                          ---------------     -----------     ---------------
Castle Harlan Partners II, L.P......................       26,792               --             26,792
Frank Spinola.......................................        5,673            3,273              2,400
Ernie L. Danner.....................................        2,727            1,591              1,136
William S. Lee......................................        2,102            1,352                750
Durmot Dunphy.......................................          556               --                556
John Herrmann.......................................          111               --                111
Richard Smith.......................................          111               --                111
Jeffrey Siegal......................................           56               --                 56
Howard Weiss........................................           22               --                 22
Justin Wender.......................................            7               --                  7
Sylvia Rosen........................................           11               --                 11

                                   EXHIBIT A

                                                                              SHARES OF COMPANY
                                                                               COMMON STOCK TO
                                                                              BE EXCHANGED FOR
                                                                               EQUAL NUMBER OF
                                                                                  SHARES OF
                                                                              ROUNDTABLE COMMON
   ROUNDTABLE GROUP                                                                 STOCK
   ----------------                                                           -----------------
Castle Harlan Partners II, L.P..............................................        26,792
Frank M. Spinola............................................................         1,920
Durmot Dunphy...............................................................           556
John Herrmann...............................................................           111
Richard Smith...............................................................            61
Jeffrey Siegal..............................................................            31
Howard Weiss................................................................            12
Justin Wender...............................................................             7
Sylvia Rosen................................................................             6
                                                                                    ------
          Total.............................................................        29,496
                                                                                    ======

                                                                        ANNEX VI

                               ENABLING AGREEMENT

     This ENABLING AGREEMENT (this "Agreement") is made and entered into as of November 10, 1995 by and between INDSPEC Holding Corporation, a Delaware corporation (the "Company"), and Occidental Petroleum Corporation, a Delaware corporation ("Occidental").

                                    RECITALS

     WHEREAS, pursuant to an Agreement and Plan of Share Exchange, dated as of the date hereof (the "Exchange Agreement"), by and between Occidental and the Company, Occidental has agreed, subject to the terms and conditions set forth in the Exchange Agreement, to make offers (the "Exchange Offers") to exchange shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), and Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), of the Company for shares of Common Stock, par value $.20 per share (the "Occidental Common Stock"), of Occidental;

     WHEREAS, pursuant to the Exchange Agreement, Occidental has agreed to provide the Company and stockholders of the Company with certain rights and privileges pursuant to this Agreement; and

     WHEREAS, as a condition to the commencement of the Exchange Offers, the Company has agreed to provide Occidental with certain rights and privileges pursuant to this Agreement.

     NOW, THEREFORE, the parties hereto hereby agree as follows:

                                   AGREEMENT

     1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Certificate of Incorporation attached as Exhibit A to the Merger Agreement (as defined in the Exchange Agreement) (the "Certificate of Incorporation"). For purposes of this Agreement, the following terms shall have the following meanings:

     "Change of Control Obligations" shall mean any and all obligations of the Company to make payments in respect of notes tendered to the Company pursuant to a Change of Control Offer.

     "Change of Control Offer" shall have the meaning set forth in the Indenture.

     "Company Common Stock" shall have the meaning set forth in the Exchange Agreement.

     "Credit Agreement" shall have the meaning set forth in the Exchange Agreement.

     "Dissenters' Rights Obligations" shall mean any and all obligations of the Company to make payments required by law to satisfy claims of stockholders who have the right to appraisal of and payment for their shares of Company Common Stock pursuant to Section 262 of the Delaware General Corporation Law as a result of the Merger.

     "Expenditure Amount" means, as of the date of any balance sheet, (i) the aggregate amount of expected expenditures (excluding salaries, wages, employee benefits, utilities, and recurring repairs and maintenance to equipment caused by ordinary wear and tear, and any other similar allocation of overhead) required in order for the Company to take the actions specified in the Review Results (as defined in Section 8 hereof) less (ii) the aggregate amount of claims for indemnification, contribution or other recovery against third parties to the extent such recovery could be reflected on the Company's balance sheet as an asset in accordance with GAAP.

     "Funding Obligations" shall mean the Dissenters' Rights Obligations and the Change of Control Obligations.

     "Indenture" shall have the meaning set forth in the Exchange Agreement.

     "Merger" shall have the meaning set forth in the Exchange Agreement.

     "Options" shall have the meaning set forth in the Exchange Agreement.

     "Put Commencement Date" means the date of the Put Notice.

     "Put Equity Value" means an amount equal to (i) the EBITDA Multiple multiplied by the LTM Operating EBITDA, minus (ii) Net Debt plus Other Liabilities, in each case, (x) calculated as of the last day of the fiscal month immediately preceding the fiscal month in which the Put Exchange Date occurs or
(y) if the Put Offer Registration Statement has not been declared effective within 120 days after the Trigger Date, and such amount would be greater, calculated as of the last day of the fiscal month in which the Trigger Date occurs.

     "Put Offer Debt Target" means $80 million, or such greater amount as may be determined, from time to time after the Closing Date, by the Board of Directors as it deems appropriate, in its sole discretion, in connection with Debt incurred (or the repayment of which is deferred) to finance capital expenditures that have been identified as extraordinary by the Board of Directors in its sole discretion.

     "Put Offer Ratio" means (i) the Put Equity Value divided by the aggregate number of shares of Common Stock outstanding on the Put Exchange Date, determined on a Fully Diluted Basis, divided by (ii) the Market Price of a share of Occidental Common Stock on the fifth Trading Day next preceding the Put Exchange Date.

     "Trigger Date" means the date that is the later of (i) the third anniversary of the Closing Date and (ii) the date on which Occidental receives the Debt Notice (as defined below).

     2. Obligation to Effect Put Offer.

     (a) Promptly, but in any event within five (5) Business Days after the date on which Net Debt is less than the Put Offer Debt Target, the Company shall give written notice (the "Debt Notice") thereof to Occidental, specifying the amount of Net Debt. As soon as practicable after the Trigger Date, Occidental shall (x) use commercially reasonable efforts to prepare and file a registration statement (the "Put Offer Registration Statement") under the Securities Act relating to the Put Offer, and (y) use commercially reasonable efforts to cause the Put Offer Registration Statement to become effective as soon as practicable after its filing; provided, however, that Occidental may delay the filing or effectiveness of the Put Offer Registration Statement for a valid business purpose, as determined by Occidental, in its sole and absolute discretion, but which may include any substantially concurrent public or private offering of equity securities or any other transaction that might be adversely affected by the filing or effectiveness of the Put Offer Registration Statement.

     (b) As soon as practicable after the Put Offer Registration Statement has been declared effective, Occidental shall make an offer (the "Put Offer") to the holders of shares of Class A Common Stock to exchange all or a portion of such shares for that number of fully paid and nonassessable shares of Occidental Common Stock equal to (i) the number of shares of Class A Common Stock so exchanged, multiplied by (ii) the Put Offer Ratio. Notwithstanding any provision hereof, the Put Offer shall be made in compliance with all applicable laws, including without limitation, all applicable Federal and state securities laws.

     (c) The Put Offer shall be commenced by mailing to each record holder of shares of Class A Common Stock a notice (the "Put Notice"), which shall govern the terms of the Put Offer. The Put Notice shall include or be accompanied by all information required by law and shall specify:

          (i) the instructions that holders of shares of Class A Common Stock must follow in order to exchange such shares;

          (ii) the method of calculating the Put Offer Ratio;

          (iii) the exchange date (the "Put Exchange Date"), which shall be a Business Day no later than 40 days from the date the Put Notice is mailed;

          (iv) that any holder of shares of Class A Common Stock electing to exchange such shares pursuant to the Put Offer shall be required to surrender the certificate or certificates evidencing such shares to the exchange agent specified in the Put Notice (the "Exchange Agent"), which certificate or certificates shall be duly endorsed, or accompanied by proper instruments of transfer and, if required pursuant to this Section, an amount sufficient to pay any transfer or similar tax (or evidence demonstrating that such taxes have been paid); and

          (v) whether or not Occidental intends to cause the Company to effect the Second Call Option if a sufficient number of shares of Class A Common Stock are tendered pursuant to the Put Offer.

     (d) On or prior to the fifth Business Day following the Put Exchange Date, Occidental shall cause the Exchange Agent to deliver at the offices of the Company or to mail to the holders at the addresses specified by each holder of Class A Common Stock so exchanged a certificate or certificates evidencing the number of full shares of Occidental Common Stock to which such person shall be entitled, together with a cash payment in respect of any fraction of a share, as hereinafter provided.

     (e) The Company shall enter into such agreements and take all such other actions (including those reasonably requested by Occidental) necessary or desirable to expedite or facilitate the Put Offer. Without limiting the foregoing, the Company shall provide to Occidental on a timely basis all information (financial and otherwise) necessary or desirable to be included in or to accompany the Put Notice and, if requested by Occidental, (i) make customary representations and warranties with respect to the information relating to the Company and its Subsidiaries provided to Occidental for use in the Put Offer Registration Statement, the prospectus included therein and documents, if any, incorporated or deemed to be incorporated by reference therein, and confirm the same if and when reasonably requested; (ii) obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to Occidental); (iii) obtain "cold comfort" letters and updates thereof from the independent certified public accountants of the Company (which letters and updates (in form, scope and substance) shall be reasonably satisfactory to Occidental); and (iv) deliver such other documents and certificates as may be reasonably requested by Occidental.

     (f) If Occidental gives notice pursuant to Section 4 hereof requiring the Company to effect the Second Call Option in accordance with the Certificate of Incorporation, Occidental may terminate the Put Offer.

     (g) No fractional shares or scrip representing fractional shares of Occidental Common Stock shall be issued upon exchange of Class A Common Stock pursuant to the Put Offer. The number of full shares of Occidental Common Stock issuable upon exchange of shares of Class A Common Stock shall be computed on the basis of the aggregate number of shares of Class A Common Stock so surrendered by each record holder thereof. In lieu of any fractional share of Occidental Common Stock that would otherwise be issuable upon exchange of any shares of Class A Common Stock, the holder thereof shall be entitled to a cash adjustment in respect of such fractional share in an amount equal to the same fraction of the Market Price of a share of Occidental Common Stock on the fifth Trading Day immediately preceding the Put Exchange Date, calculated to the nearest cent, with one-half cent rounded upward, and the number of full shares of Occidental Common Stock issuable upon exchange thereof shall be decreased to the next lowest number of whole shares.

     (h) Occidental shall not be required to pay any tax that may be payable in respect of any issuance or delivery of shares of Occidental Common Stock pursuant to the Put Offer, and no such issuance or delivery shall be made unless and until the holder of shares of Class A Common Stock being exchanged has paid the amount of any such tax or has established, to the satisfaction of Occidental, that such tax has been paid.

     3. Obligation to Sell Occidental Common Stock. If the Company exercises the First Call Option or the Second Call Option, Occidental shall sell to the Company, on or prior to the First Call Closing Date or the Second Call Closing Date, as the case may be, such number of validly issued, fully paid and non-assessable shares of Occidental Common Stock as the Company shall be obligated to deliver to holders of Class A Common Stock in satisfaction of its redemption obligations thereunder. The purchase price for each share of Occidental Common Stock shall be the Market Price thereof that was used to determine the First Call Ratio or the Second Call Ratio, as applicable, and shall be payable in cash or a mutually satisfactory promissory note.

     4. Right to Require Redemption. Upon receipt by the Company of a written notice from Occidental to such effect, the Company shall effect promptly the First Call Option or the Second Call Option, as the case may be, and shall promptly take all actions that Occidental may request that are necessary or desirable therefor. In its notice with respect to the First Call Option, Occidental shall indicate the First Call Closing Date, which shall be a date not less than 45 days after the date of such notice.

     5. Tag-Along Rights.

     (a) Occidental shall not, and shall not permit any of its affiliates subject to its control (collectively with Occidental, the "Selling Group"), to sell, directly or indirectly, any shares of Common Stock (any such sale, a "Tag-Along Sale"), unless adequate provision is made in connection therewith so that all holders of Class A Common Stock (each, an "Other Stockholder") have the right, but not the obligation, to participate in such sale, on substantially the same terms and conditions thereof, by selling the number of shares of Class A Common Stock respectively owned by them, to be calculated in the following manner. The aggregate number of shares of Common Stock that each Other Stockholder shall be entitled to include in such Tag-Along Sale (such Other Stockholder's "Allotment") shall equal the product of (i) the number of shares that such Other Stockholder elects to include in such Tag-Along Sale (which may include the aggregate number of shares of Class A Common Stock that such Other Stockholder owns, has the immediate right to acquire or will have the right to acquire after giving effect to the Tag-Along Sale), multiplied by (ii) a fraction, the numerator of which shall equal the total number of shares of Common Stock proposed to be sold pursuant to the TagAlong Sale and the denominator of which shall equal the sum of the number of shares of Common Stock held by the Selling Group and the number of shares of Common Stock held by the Other Stockholders that have elected to participate in the Tag-Along Sale.

     (b) The foregoing notwithstanding, this Section shall not apply to any sale of Common Stock (i) solely among members of the Selling Group, (ii) to the public pursuant to an effective registration statement under the Securities Act or (iii) that has been approved by the affirmative vote of the greater of (A) five members of the Company's Board of Directors or (B) a majority of the directors of the Company then in office.

     (c) The Selling Group members participating in a Tag-Along Sale (or Occidental on behalf of such Selling Group members) shall promptly provide each Other Stockholder with written notice (the "Sale Notice") not more than 60 nor less than 30 days prior to the proposed date of the consummation of the Tag-Along Sale (the "Sale Date"). In order to facilitate the prompt delivery of the Sale Notice, the Company hereby covenants to provide the Selling Group members participating in a Tag-Along Sale or Occidental, as the case may be, access to the stock record books of the Company. Each Sale Notice shall set forth: (i) the name and address of each proposed purchaser of shares of Common Stock in the Tag-Along Sale; (ii) the number of shares proposed to be sold pursuant to the Tag-Along Sale; (iii) the proposed amount and form of consideration to be paid for such shares and the terms and conditions of payment offered by each proposed purchaser; (iv) the aggregate number of shares of Class A Common Stock outstanding on the date (the "Notice Date") of the Sale Notice that are held of record by such Other Stockholder; (v) the aggregate number of shares of Common Stock outstanding on the Notice Date; (vi) such Other Stockholder's Allotment (assuming that all Other Stockholders elect to include all of their shares of Common Stock in the Tag-Along Sale); (vii) the Sale Date; and (viii) the manner in which such Other Stockholder may participate in the Tag-Along Sale, including a form of the written notice (the "Tag-Along Notice") that such Other Stockholder will be required to deliver to Occidental.

     Each Other Stockholder that wishes to participate in the Tag-Along Sale shall complete, sign and deliver to Occidental a Tag-Along Notice no less than 15 days prior to the Sale Date. The Tag-Along Notice shall set forth, among other things, the number of shares of Common Stock that such Other Stockholder elects to include in the Tag-Along Sale, which shall not exceed the aggregate number of shares that such Other Stockholder owns, has the immediate right to acquire or will have the right to acquire after giving effect to the Tag-Along Sale. The Tag-Along Notices given by the Other Stockholders shall constitute their binding agreements to sell such shares on the terms and conditions applicable to such sale, as provided herein. The participating members of the Selling Group shall determine the aggregate number of shares to be sold by each participating Other Stockholder in any given Tag-Along Sale in accordance with the terms hereof.

     If a Tag-Along Notice is not received by Occidental from an Other Stockholder 15 days prior to the Sale Date, the Selling Group members shall have the right to sell to the proposed purchaser or transferee, without any participation by such Other Stockholders, the number of shares of Common Stock specified in the Sale Notice, but only on terms and conditions not materially more favorable to the Selling Group members than those stated in such Sale Notice and only if such sale occurs on a date within 60 business days of the Sale Date.

     (d) The provisions of this Section shall terminate on the earlier of (i) the consummation of any of the Exchange Options or (ii) the date (the "Publicly Held Date") on which the market value of outstanding shares of Common Stock, or any capital stock of the Company issued to holders of shares of Common Stock (whether or not in their capacity as holders of shares of Common Stock and whether in connection with a stock split, stock dividend, reorganization or otherwise), that have been effectively registered under the Act and disposed of in accordance with a registration statement or statements under the Act covering such shares equals or exceeds $50 million. For purposes of the preceding sentence, "market value" shall be determined by multiplying the Market Price of such shares by the aggregate number of such shares.

     6. Financial Information.

     (a) Annual Financial Statements. The Company shall deliver to Occidental, as soon as available, but not later than ninety (90) days after the end of each fiscal year, (i) a copy of the audited consolidated balance sheet of the Company and its subsidiaries as of the end of such year and the related consolidated statements of operations, stockholders' equity (where applicable) and cash flows for such fiscal year, setting forth, in each case, in comparative form, the figures for the previous year, accompanied by the opinion of a nationally-recognized independent public accounting firm stating that such consolidated financial statements present fairly the financial position of the Company and its subsidiaries for the periods indicated, in conformity with GAAP, applied on a basis consistent with prior years and (ii) a certificate signed by the Chief Financial Officer of the Company, setting forth in reasonable detail the Company's determination of the LTM Operating EBITDA, Net Debt and Other Liabilities, in each case, calculated as of the last day of such fiscal year.

     (b) Quarterly Financial Statements. The Company shall deliver to Occidental, as soon as available, but not later than forty-five (45) days after the end of each of the first three (3) fiscal quarters of each year, (i) a copy of the unaudited consolidated balance sheet of the Company and its subsidiaries as of the end of such quarter and the related consolidated statements of operations, stockholders' equity (where applicable) and cash flows for the period commencing on the first day and ending on the last day of such quarter, accompanied by a certificate signed by the Chief Financial Officer of the Company, stating that such financial statements are complete and correct to the best of his knowledge after reasonable investigation and present fairly the financial position of the Company and its subsidiaries for the periods indicated, in conformity with GAAP for interim financial statements, applied on a basis consistent with prior quarters and (ii) a certificate signed by the Chief Financial Officer of the Company, setting forth in reasonable detail the Company's determination of the LTM Operating EBITDA, Net Debt and Other Liabilities, in each case, calculated as of the last day of such fiscal quarter.

     (c) Monthly Financial Information. The Company shall deliver to Occidental, as soon as available, but not later than fifteen (15) days after the end of each fiscal month, (i) a copy of the unaudited consolidated balance sheet of the Company and its subsidiaries as of the end of such month and the related consolidated statements of operations, stockholders' equity (where applicable) and cash flows for the period commencing on the first day and ending on the last day of such month, accompanied by a certificate signed by the Chief Financial Officer of the Company, certifying that the information contained therein, subject to audit, is complete and correct to the best of his knowledge after reasonable investigation and (ii) a schedule setting forth the Company's determination of the LTM Operating EBITDA, Net Debt and Other Liabilities, in each case, calculated as of the last day of such fiscal month.

     (d) Company Plans and Projections. The Company shall deliver to Occidental, not less than forty-five (45) days after the beginning of each fiscal year, copies of (i) the Company's business plan for the upcoming fiscal year, including an annual operating budget and capital expenditure budget and projections; (ii) the Company's financial projections for the upcoming fiscal year, as prepared by the Company's Chief Financial Officer; and (iii) a year-end budget reconciliation reconciling the actual operating results and financial performance of the Company over the past fiscal year with the budgets and projections previously provided by the Company to Occidental for such period, together with textual comments explaining any material discrepancies between the figures.

     (e) Periodic Reports and Filings; Press Releases. The Company shall deliver to Occidental, promptly after the same are sent or released, copies of all reports, notices, proxy statements and financial statements which the Company sends to any Other Stockholders and copies of all press releases made by the Company or any of its subsidiaries, promptly after the same are filed, copies of all financial statements and regular, periodical or special reports which the Company or any of its subsidiaries may make to, or file with, the Securities and Exchange Commission or any successor or similar governmental authority.

     (f) Accountants' Reports. The Company shall deliver to Occidental, promptly after the same are received, copies of all reports relating to the Company which the independent certified public accountants of the Company deliver to the Company or any of its subsidiaries.

     (g) Exchange Option Information. The Company shall deliver to Occidental, as soon as available, but not later than thirty (30) days after the date as of which the Put Equity Value, the First Call Equity Value or the Second Call Equity Value, as the case may be, is determined, a copy of the audited consolidated balance sheet of the Company and its subsidiaries and the related consolidated statements of operations, stockholders' equity (where applicable) and cash flows for the twelve month period ending on the date that the Put Equity Value, the First Call Equity Value or the Second Call Equity Value, as the case may be, is determined, setting forth, in each case, as separate line items, LTM Operating EBITDA, Net Debt, Other Liabilities, bonuses to officers and New Plant Capital Expenditures, accompanied by the opinion of a nationally-recognized independent public accounting firm stating that such consolidated financial statements present fairly the financial position of the Company and its subsidiaries for the periods indicated, in conformity with GAAP, applied on a basis consistent with prior years. The Company shall provide Occidental with an opportunity to review all work papers prepared or used in connection with the preparation of such financial statements.

     (h) Other Information. The Company shall deliver to Occidental, promptly, such additional financial and other information as Occidental may from time to time reasonably request.

     (i) Full Disclosure. The Company shall ensure that all written information and reports furnished to Occidental by the Company or any of its subsidiaries do not and will not contain any untrue statement of a material fact and do not and will not omit to state any material fact or any fact necessary to make the statements contained therein not misleading in light of the circumstances in which made, and will promptly disclose to Occidental and correct any defect or error that may be discovered therein.

     (j) Trade Secrets. Notwithstanding the foregoing provisions of this Section 6, the Company shall not be obligated to disclose to Occidental any trade secrets or information relating to a particular line of business of the Company or any of its subsidiaries that, if disclosed to Occidental, could adversely affect the Company as a result of Occidental's competition with the Company in such line of business.

     7. Access to Books and Records; Inspection of Property. The Company shall maintain, and shall cause each of its subsidiaries to maintain, proper books of record and account, in which full, true and correct entries in conformity with GAAP consistently applied shall be made of all financial transactions and matters involving the business of the Company and its subsidiaries. The Company shall permit, and shall cause each of its subsidiaries to permit, Occidental and its financial advisors, legal counsel, accountants, consultants and other representatives to visit and inspect any of their properties, to conduct audits of the Company's books and records, to examine their corporate, financial and operating records, and make copies thereof or abstracts therefrom, and to discuss their affairs, finances and accounts with their directors, officers and independent public accountants at any time during normal business hours and as often as may be reasonably desired. The

Company authorizes Occidental and its financial advisors, legal counsel, accountants, consultants and other representatives to communicate directly with the Company's independent accountants and authorizes such accountants to disclose to such Persons any and all financial statements and other information of any kind, including the substance of any oral information or conversation that such accountants may have with respect to the business, financial condition and other affairs of the Company and its subsidiaries.

     8. Environmental Compliance.

     (a) Not later than the date (the "Compliance Date") that is 30 months after the Closing Date, the Company shall complete the tasks set forth on Schedule A hereto.

     (b) At any time, or from time to time, on or after the first anniversary of the Closing Date, Occidental may perform a review and audit of the Company's properties and facilities in order to determine (i) the Company's compliance with all Environmental Laws (as defined in the Exchange Agreement) and (ii) whether or not the tasks set forth on Schedule A have been completed. The Company shall provide Occidental and its representatives with access to the Company's properties and facilities and its books and records in order to permit Occidental to complete such review and audit. Occidental agrees that its investigations shall not include sampling of soil or ground water except (x) as consistent with remedial work undertaken by the Company or (y) as may be required to confirm information indicating that there has been a release of materials on or from the Company's properties or facilities on or after December 16, 1988 which was not disclosed, or the extent of which was not substantially disclosed, to Occidental as of the date of the Exchange Agreement. Occidental shall deliver the results of its review (the "Review Results") to the Company (the date of such delivery being the "Initial Determination Date"). If Occidental determines that additional actions are required in order for the Company to comply with Environmental Laws or complete the tasks set forth on Schedule A, to the extent that the Company does not dispute the determinations set forth in the Review Results, the Company shall promptly take all such required actions, including, where appropriate, approving detailed action plans consistent with the Company's procedures for approving the expenditure of money on a project, and shall reserve or increase reserves to the extent necessary to reflect on all balance sheets prepared as of any date subsequent to the Initial Determination Date, the Expenditure Amount. In preparing any income statement after the Initial Determination Date, the Company's operating income will not be reduced by the amount of such expenditures.

     (c) If the Company disputes the Review Results, the Company may, within 30 days of the Initial Determination Date, notify Occidental of its specific objection, the basis therefor, and the name of an independent environmental consultant (the "Company Consultant") that the Company has retained to review Occidental's Review Results. The Company shall cause the Company Consultant to deliver its report (the "Company Consultant's Report") to Occidental and the Company within 60 days after the Initial Determination Date. If the Company Consultant concurs with any part of the Review Results, the Company shall promptly take all actions specified in the Review Results with respect to which the Company Consultant concurs, and shall reserve or otherwise reflect on all balance sheets prepared as of any date subsequent to the date of delivery of the Company Consultant's Report, the Expenditure Amounts with respect to which the Company Consultant concurs. If the Company Consultant disputes any part of the Review Results, the Company and Occidental shall, within 60 days after the Initial Determination Date, mutually agree on an independent environmental consultant (the "Mediation Consultant") to be retained jointly by Occidental and the Company (and whose fees and expenses shall be paid equally by Occidental and the Company). In the event the parties cannot agree to a Mediation Consultant, each party shall, no later than 75 days after the Initial Determination Date, select a reputable environmental consulting firm, and such firms shall, acting in good faith, no later than 90 days after the Initial Determination Date, select a Mediation Consultant. Such Mediation Consultant shall be retained and paid as provided in the previous sentence. Within 90 days (or 120 days if the parties must select environmental consultants to choose a mediation consultant) after the Initial Determination Date, the Mediation Consultant shall review those aspects of the Review Results and the Company Consultant's Report that are in dispute and deliver to Occidental and the Company its report (the "Mediation Consultant's Report") as to which determinations are correct. The Mediation Consultant may determine that the Company Consultant's Report is correct in certain respects and that the Review Results are correct in certain respects; provided, however, that the Mediation Consultant shall not be authorized to make any decision, and shall be instructed not to offer any opinion relating to the timing or scheduling of any corrective actions required by the Review Results or by Occidental in connection with the Review Results. The determinations set forth in the Mediation Consultant's Report shall be final and binding on Occidental and the Company. After the delivery of the Mediation Consultant's Report, the Company shall promptly take all actions as may be required in accordance with the Mediation Consultant's Report and shall reserve or otherwise reflect on its balance sheet the Expenditure Amounts required to comply with the actions required pursuant to the Mediation Consultant's Report. Notwithstanding anything to the contrary herein, Occidental may, in its sole discretion, relax any timing or scheduling requirement in the Review Report or otherwise determined by Occidental, and such decision shall be effective when notice thereof has been delivered in writing to the Company.

     9. Prohibition of Certain Redemptions. The Company shall not purchase or otherwise acquire any shares of Common Stock (except for purchases pursuant to employment agreements or as required by law in connection with employee benefit plans) without the prior written consent of Occidental, which may be withheld in its sole discretion.

     10. Profit Sharing Targets. Occidental represents that it has no present intention to eliminate the Company's employee profit sharing plan or to reduce the aggregate amount of payments thereunder or participation therein.

     11. Funding Obligations.

     (a) The Company shall use commercially reasonable efforts to keep available or obtain sufficient funds to satisfy the Funding Obligations, including, without limitation, borrowing all available funds pursuant to the Company's bank credit facilities and using commercially reasonable efforts to borrow funds from other sources.

     (b) If the Company has complied with paragraph (a) of this Section but does not have sufficient funds to satisfy any or all of the Funding Obligations, the Company shall give written notice (each, a "Funding Notice") to such effect to Occidental, specifying which Funding Obligation the Company is unable to satisfy and the amount of any such insufficiency. In order for a Funding Notice to be timely, the Company must deliver the Funding Notice to Occidental as promptly as practicable but in any event not less than ten business days prior to the earliest date on which the Company is obligated to make payments pursuant thereto.

     (c) Occidental shall provide the Company with funds in an amount sufficient to enable the Company to satisfy all Funding Obligations for which the Company has timely delivered a Funding Notice to Occidental. With respect to Dissenters' Rights Obligations, (i) Occidental shall lend funds to the Company pursuant to a fully amortizing promissory note with an annual rate of interest of 8% and the shortest practicable maturity but which shall not, in any event, exceed five years and (ii) to the extent that the Company cannot borrow the full amount of any Funding Obligation insufficiency, Occidental shall purchase preferred stock of the Company, the terms of which are satisfactory to the Company and Occidental. Occidental acknowledges and agrees that any such loan with respect to the Dissenters' Rights Obligations shall be subordinated to the Company's Credit Agreement. With respect to Change of Control Obligations, Occidental shall lend funds to the Company pursuant to a promissory note with substantially the same terms as the notes issued pursuant to the Indenture or, at Occidental's option and if the Indenture permits, by purchasing from the Company the notes tendered to the Company pursuant to the Change of Control Offer concurrently with the Company's purchase of such notes pursuant to the Change of Control Offer.

     12. New Employees.

     (a) Within six (6) months after the Closing Date, the Company or INDSPEC Chemical Corporation ("INDSPEC") shall hire three new employees (the "New Employees") to hold positions in each of the areas of financial planning and analysis, process safety and marketing. Occidental shall select the New Employees and present them to INDSPEC. INDSPEC shall employ each of the New Employees so selected and presented, subject to INDSPEC's approval of each New Employee, in its sole discretion. Each New Employee will be employed by INDSPEC on an "at-will" basis, subject to INDSPEC's right to terminate each such New Employee, at any time, with or without cause, unless INDSPEC shall otherwise agree. If

INDSPEC does not approve any New Employee selected and presented by Occidental, or if INDSPEC terminates any New Employee employed by it, Occidental shall have the right to select and present to INDSPEC a replacement for each such New Employee.

     (b) Occidental and INDSPEC initially anticipate that such employees shall be mid-level managers, reporting directly to and under the direction and supervision of INDSPEC officers or managers holding the following titles: CFO, Manager, Environmental Affairs, and VP-Sales, respectively. The New Employees shall perform job duties comparable to similarly situated employees at INDSPEC, or if none exist, as are customarily performed by one holding a comparable position in a business comparable to INDSPEC.

     (c) INDSPEC shall pay the New Employees salaries and provide to them benefits at the same level as it provides for its employees in comparable positions, or if none exist, as exist for one holding a comparable position in a business comparable to INDSPEC.

     (d) Occidental shall pay all moving and relocation expenses incurred in connection with INDSPEC employing such New Employees.

     13. Technology Matters.

     (a) The respective technical representatives nominated from time to time by each of Occidental and INDSPEC shall meet not less than once per calendar quarter to discuss areas of mutual interest with respect to technology issues, including the sharing of information and the potential exploitation of areas of mutual interest.

     (b) If either Occidental or INDSPEC informs the other of an area of interest in which the exploitation of the technology of such other party would be beneficial, each of Occidental and INDSPEC agree to use their commercially reasonable efforts to determine if there exists a mutually beneficial basis upon which to exploit or permit the exploitation of such technology and, if so, to agree to terms upon which such technology may be so exploited; provided, that to the extent consistent with the terms of existing contracts, agreements or instruments with which the parties hereto are bound, the parties agree that the terms upon which such technology will be exploited, if at all, will be on no less favorable than on a "most favored nation's" basis. The obligation to use such commercially reasonable efforts will terminate on the date one hundred eighty (180) days after the date on which the parties first commence discussions.

     (c) In the event that INDSPEC contemplates providing technology assistance to a third party to enable or assist such party in a product field related to a field engaged in by Occidental, literally or in effect by license or assignment, INDSPEC shall offer Occidental the opportunity on an exclusive or non-exclusive basis, in INDSPEC's discretion, to enter the field under a license or assignment on substantially similar terms as INDSPEC is prepared to offer the third party.

     (d) Occidental and INDSPEC agree that any information exchanged pursuant to these provisions shall be subject to mutually agreeable confidentiality provisions that are typical for the chemical industry and for similar types of exchanges.

     14. Treatment of Incentive Stock Options.

     (a) After consummation of any of the Exchange Options, the Company and Occidental shall take such actions as Occidental determines to be necessary or appropriate to convert Options into, or replace Options with, options to purchase common stock of Occidental in accordance with Section 424(a) of the Internal Revenue Code of 1986, as amended, for the purpose of preserving the economic benefits thereof, based on the First Call Ratio, the Second Call Ratio or the Put Offer Ratio, as applicable, as of the date of consummation of such Exchange Option.

     (b) If, after the consummation of any of the Exchange Options, an employee of the Company or any of its subsidiaries that holds unvested Options terminates employment with the Company or any of its subsidiaries, the Chief Executive Officer of the Company shall have the right, on behalf of the Company, to amend the option plan or agreement applicable to such Options or take such other similar actions as may be necessary and appropriate to preserve for the holder of such Options the economic benefits thereof as if such

Options had vested prior to such termination; provided, that the aggregate amount of cash payments pursuant to this sentence shall not exceed $300,000.

     15. Mathematical Calculations. Unless otherwise specified in this Agreement, in any instance in which this Agreement requires that a mathematical calculation be performed, or makes reference to a fraction, the result obtained after performing such calculation, and any such fraction, shall be expressed as a decimal and rounded to the nearer 1/100th, with .5/100 rounded upward to 1/100.

     16. Notices.

     (a) All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by facsimile transmission or overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

           If to the Company:

               INDSPEC Holding Corporation
               411 Seventh Avenue, Suite 300
               Pittsburgh, Pennsylvania 15219
               Attention: William S. Lee
               Fax No.: (412) 765-0439

           with a copy to:

               Eckert Seamans Cherin & Mellot
               600 Grant Street, 42nd Floor
               Pittsburgh, Pennsylvania 15219
               Attention: John J. Kearns
               Fax No.: (412) 566-6099

           If to Occidental:

               Occidental Petroleum Corporation
               10889 Wilshire Boulevard
               Los Angeles, California 90024
               Attention: Stephen I. Chazen
               Fax No.: (310) 443-8690

           with a copy to:

               Occidental Petroleum Corporation
               10889 Wilshire Boulevard
               Los Angeles, California 90024
               Attention: Donald P. de Brier
               Fax No.: (310) 443-6333

     (b) All financial statements and information and certificates required to be delivered pursuant to Section 6 of this Agreement shall, in addition to the Persons specified in paragraph (a) of this Section, be delivered to the following Persons (or such other Persons as Occidental may designate from time to time in accordance with paragraph (a) of this Section):

               Occidental Petroleum Corporation
               10889 Wilshire Boulevard
               Los Angeles, California 90024
               Attention: Mark M. Koppel
                        Barbara H. Ryan
                        Fax No.: (310) 443-6812

             and

               Occidental Chemical Corporation
               5005 LBJ Freeway
               Dallas, TX 75244
               Attention: Scott J. Wilson
                        Rick Lorraine
                        Fax No.: (214) 404-3669

     17. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. In addition, upon any such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereby agree that there will be substituted therefor automatically and without further action by any party hereto, as part of this Agreement, a valid, legal and enforceable term or provision as similar in its form, substance and effect to such invalid, illegal or unenforceable term or other provision as may be possible.

     18. Further Assurances. From time to time, each party, as and when requested by the other party hereto, shall execute and deliver, or cause to be executed and delivered, all such agreements, documents and instruments, and shall take, or cause to be taken, all such further or other actions as such requesting party may reasonably deem necessary or desirable to consummate the provisions of this Agreement.

     19. Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either party hereto without the prior written consent of the other party.

     20. Amendment; Waiver. This Agreement may not be modified, amended, altered or supplemented except by an agreement in writing executed by both parties hereto. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

     21. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed in that State, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

     22. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

     23. Effectiveness. This Agreement shall become effective on and as of the Closing Date.

     24. Third Party Beneficiaries. Holders of Class A Common Stock are intended to be third party beneficiaries with respect to, and to be individually entitled to enforce the benefits of, Section 5 of this Agreement. Holders of Options are intended to be third party beneficiaries with respect to, and to be individually entitled to enforce the benefits of, Section 14 of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

                                        OCCIDENTAL PETROLEUM CORPORATION,
                                        a Delaware corporation

                                        By: /s/ STEPHEN I. CHAZEN
                                            ------------------------------------
                                            Name: Stephen I. Chazen
                                            Its:  Executive Vice President-
                                                  Corporate Development

                                        INDSPEC HOLDING CORPORATION,
                                        a Delaware corporation

                                        By: /s/ FRANK M. SPINOLA
                                            ------------------------------------
                                            Name: Frank M. Spinola
                                            Its:  President

                                                                       ANNEX VII

                GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

     sec. 262. Appraisal Rights. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to subsection (g) of sec. 251), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

     a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

     b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

     c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

     d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to section 228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least

                                      VII-2

1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                      VII-3

                                                                      ANNEX VIII
MORGAN STANLEY
                                                   Morgan Stanley & Co.
                                                   Incorporated
                                                   1585 Broadway
                                                   New York, New York 10036
                                                   (212) 761-4000

                                                   November 10, 1995

Board of Directors
INDSPEC Holding Corporation
411 Seventh Avenue, Suite 300
Pittsburgh, PA 15219

Members of the Board:

We understand that INDSPEC Holding Corporation ("INDSPEC" or the "Company") and Occidental Petroleum Corporation ("Occidental") propose to enter into an Agreement and Plan of Share Exchange, dated November 10, 1995 (the "Share Exchange Agreement"). In connection with the transactions contemplated by the Share Exchange Agreement, INDSPEC will enter into (i) a Merger Agreement dated November 10, 1995 (the "Merger Agreement") with Roundtable Inc. ("Roundtable"), a corporation formed by certain shareholders of INDSPEC and to be capitalized with all or a portion of the INDSPEC shares held by such holders and (ii) a Voting Agreement, dated November 10, 1995 (the "Voting Agreement") with Roundtable, Castle Harlan Partners II, L.P. ("Castle Harlan") and certain other parties. Pursuant to the Merger Agreement and the Voting Agreement, INDSPEC will be recapitalized so that shares of common stock of INDSPEC held by Roundtable will be converted into Class B Common Stock, par value $0.01 per share (the "Class B Common Stock") and shares of common stock of INDSPEC held by shareholders other than Roundtable will be converted into Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"). The recapitalization contemplated by the Merger Agreement and related documents (the "Merger") will be consummated pursuant to a majority vote of the outstanding shares of common stock of INDSPEC, subject to certain other conditions.

The Share Exchange Agreement provides, among other things, that, following the Merger, Occidental will commence an exchange offer (the "Exchange Offer") for up to 8,504 shares of Class A Common Stock and each of the outstanding shares of Class B Common Stock. Pursuant to the terms of the Exchange Offer, shares of the Company (whether Class A Common Stock or Class B Common Stock) which are tendered and accepted will be exchanged (the "Exchange") for shares of Occidental common stock, par value $0.20 per share. The equity value per share of Company common stock (the "Equity Value Per Share"), as set forth in the Share Exchange Agreement, will be determined by dividing the implied total equity value of the Company ($131,000,000) by the total number of shares of Class A Common Stock and Class B Common Stock deemed outstanding on a fully diluted basis at the closing of the Exchange. The number of shares of Occidental common stock to be exchanged for each tendered and accepted share of Company common stock will be calculated as the Equity Value Per Share divided by the average of the last reported sales prices for Occidental common stock on each of the twenty consecutive trading days ending on the fifth day prior to the date of closing of the Exchange.

Pursuant to the Share Exchange Agreement, holders of Class A Common Stock (other than Occidental) not exchanged in the Exchange and holders of options to purchase Class A Common Stock will also receive additional consideration equal, in the aggregate, to the number of shares of Occidental common stock having a value, determined in the same manner as set forth above, equal to $3,000,000 (the "Additional Consideration").

Following the Exchange, Occidental will own no more than 49.0% of the voting power of the outstanding shares of the Company. Pursuant to an Enabling Agreement between the Company and Occidental, Occidental has agreed, subject to the fulfillment of certain conditions which can occur no earlier than three years following the closing of the Exchange, to offer to purchase shares of Class A Common Stock held following the Exchange (the "Put Option"). In addition, the Company's Certificate of Incorporation following the Merger will provide that the Company has the right to redeem outstanding shares of Class A Common Stock, at Occidental's direction, under certain circumstances (the "Redemption Options"). The terms and conditions of the Exchange Offer are more fully set forth in the Share Exchange Agreement and other related documents.

Occidental common stock received by holders of Company common stock pursuant to the Exchange and the Additional Consideration, and the Put Option and the Redemption Options, shall be deemed to be, in the aggregate, the "Transaction Consideration." Holders of Class A Common Stock (whether or not exchanged and whether or not tendered pursuant to the Exchange Offer) and Class B Common Stock shall be deemed to be, in the aggregate, the "Company Stockholders."

You have asked for our opinion as to whether the Transaction Consideration to be received by the Company Stockholders pursuant to the Share Exchange Agreement (and related documents) is fair, in the aggregate, from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

       (i) analyzed certain publicly available financial statements and other information of the Company;

      (ii) analyzed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

      (iii) analyzed certain financial projections prepared by the management of the Company;

      (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

       (v) analyzed certain publicly available financial statements and other information of Occidental;

      (vi) discussed the past and current operations and financial condition and the prospects of Occidental with senior executives of Occidental;

      (vii) reviewed the reported prices and trading activity for Occidental's common stock;

     (viii) compared certain financial information of the Company with the financial and trading performance of certain comparable publicly traded companies and their securities;

      (ix) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

       (x) participated in discussions and negotiations among representatives of the Company and Occidental and their legal advisors, as well as other potential purchasers of the Company;

      (xi) reviewed the Agreement and Plan of Share Exchange, dated November 10, 1995, and certain related documents; and

      (xii) have performed other such analyses as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections (including management's estimates relating to capital expenditures), we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. With regard to potential environmental liabilities, we have reviewed a 1993 environmental assessment update prepared for INDSPEC Chemical Corporation by Remcor, Inc., and have not conducted an independent appraisal with respect to any environmental liabilities. Our opinion is

                                     VIII-2
necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. Morgan Stanley has, from time to time, acted as financial advisor to Occidental on various assignments and has received compensation for such services.

It is understood that this letter is for the information of the Board of Directors of the Company only and does not constitute a recommendation to the Company Stockholders as to whether or not to exchange their Class A Common Stock or Class B Common Stock in the Exchange Offer or a recommendation as to how the Company Stockholders should vote in connection with the Merger.

We note that pursuant to the terms of the Share Exchange Agreement and related documents, holders of Class A Common Stock will have the ability to exchange up to approximately 32.9% of their holdings of Class A Common Stock (if all shares of Class A Common Stock are tendered), while Class B Common Stock will have the ability to exchange 100% of their holdings of Class B Common Stock, and do not express a view as to the comparative fairness, from a financial point of view, of this aspect of the Exchange Offer. We also note that we are not expressing a view as to whether the financial condition which triggers the exercisability of the Put Option will or will not be satisfied in the future or whether the Redemption Options will or will not be consummated.

Based on the foregoing, we are of the opinion on the date hereof that the Transaction Consideration to be received by the Company Stockholders pursuant to the Share Exchange Agreement (and related documents) is, in the aggregate, fair from a financial point of view to such holders.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          By:      /s/  CANDICE E. KOEDERITZ

                                            ------------------------------------
                                            Candice E. Koederitz
                                            Managing Director

                                     VIII-3

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances for liabilities incurred in connection with their activities in such capacities (including reimbursement for expenses incurred). Occidental's Restated Certificate of Incorporation, as amended, provides for the elimination of personal liability of its directors to the full extent permitted by the Delaware General Corporation Law and Occidental has entered into indemnification agreements with each director and certain officers providing for additional indemnification. Article VIII of Occidental's By-Laws also provides that Occidental shall indemnify directors and officers under certain circumstances for liabilities and expenses incurred by reason of their activities in such capacities. In addition, Occidental has insurance policies that provide liability coverage to directors and officers while acting in such capacities.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS


 2.1     Agreement and Plan of Share Exchange, dated as of November 10, 1995, by and between
         Occidental Petroleum Corporation and INDSPEC Holding Corporation (incorporated by reference to Annex I of the proxy statement/prospectus contained in this registration statement).
 3.1     Restated Certificate of Incorporation of Occidental, together with all certificates amendatory thereof filed with the Secretary of State of Delaware through December
         23, 1994 (incorporated by reference to Exhibit 3.(i) to Occidental's Annual Report on Form 10-K for the fiscal year ended December 31, 1994).
 3.2     By-laws of Occidental, as amended through December 15, 1994 (incorporated by reference to Exhibit 3.(ii) to Occidental's Annual Report on Form 10-K for the
         fiscal year ended December 31, 1994).
 3.3     Rights Agreement, dated as of October 17, 1986, between Occidental and The Chase
         Manhattan Bank (National Association), as the initial Rights Agent thereunder
         (subsequently replaced by Chemical Bank, as successor Rights Agent), together with the form of Rights certificate (incorporated by reference to Exhibit 4.1 to
         Occidental's Current Report on Form 8-K dated October 17, 1987).
 5       Opinion of Robert E. Sawyer, Esq., Associate General Counsel of Occidental.*
23.1     Consent of Robert E. Sawyer, Esq. (included in the opinion filed as Exhibit 5).*
23.2     Consent of Arthur Andersen LLP.
23.3     Consent of Ernst & Young LLP.
23.4     Consent of Morgan Stanley & Co. Incorporated.*
23.5     Consent of Castle Harlan, Inc.*
24       Power of Attorney.*


---------------

* Previously filed.

ITEM 22. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) To include any prospectus required by Section (10)(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on March 5, 1996.


                                          OCCIDENTAL PETROLEUM CORPORATION

                                          By          DONALD P. DE BRIER
                                            ------------------------------------
                                                     Donald P. de Brier
                                                  Executive Vice President
                                                    and General Counsel


     Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                                TITLE                      DATE
---------------------------------------------   ----------------------------   ------------------
                RAY R. IRANI*                     Chairman of the Board of
---------------------------------------------     Directors, President and
                Ray R. Irani                      Chief Executive Officer

              ANTHONY R. LEACH*                 Executive Vice President and
---------------------------------------------     Chief Financial Officer
              Anthony R. Leach

          SAMUEL P. DOMINICK, JR.*                  Vice President and
---------------------------------------------   Controller (Chief Accounting
           Samuel P. Dominick, Jr.                        Officeer)

                                                          Director
---------------------------------------------
                 Albert Gore

                ARTHUR GROMAN*                            Director
---------------------------------------------
                Arthur Groman

                J. ROGER HIRL*                            Director
---------------------------------------------
                J. Roger Hirl

                JOHN W. KLUGE                             Director
---------------------------------------------
                John W. Kluge

              DALE R. LAURANCE*                           Director
---------------------------------------------
              Dale R. Laurance

                  SIGNATURE                                TITLE                      DATE
---------------------------------------------   ----------------------------   ------------------
              IRVIN W. MALONEY*                           Director
---------------------------------------------
              Irvin W. Maloney

              GEORGE O. NOLLEY*                           Director
---------------------------------------------
              George O. Nolley

               JOHN F. RIORDAN*                           Director
---------------------------------------------
               John F. Riordan

               RODOLFO SEGOVIA*                           Director
---------------------------------------------
               Rodolfo Segovia

               AZIZ D. SYRIANI*                           Director
---------------------------------------------
               Aziz D. Syriani

               ROSEMARY TOMICH*                           Director
---------------------------------------------
               Rosemary Tomich


*By:         DONALD P. DE BRIER                                                  March 5, 1996
---------------------------------------------
             Donald P. de Brier
              Attorney-in-fact

                                 EXHIBIT INDEX


                                                                                      SEQUENTIALLY
EXHIBIT                                                                                 NUMBERED
  NO.                                     DESCRIPTION                                    PAGES
-------     ------------------------------------------------------------------------  ------------
   2.1      Agreement and Plan of Share Exchange, dated as of November 10, 1995, by and between Occidental Petroleum Corporation and INDSPEC Holding
            Corporation (incorporated by reference to Annex I of the proxy statement/prospectus contained in this registration statement)..........
   3.1      Restated Certificate of Incorporation of Occidental, together with all certificates amendatory thereof filed with the Secretary of State of
            Delaware through December 23, 1994 (incorporated by reference to Exhibit
            3.(i) to Occidental's Annual Report on Form 10-K for the fiscal year ended December 31, 1994)................................................
   3.2      By-laws of Occidental, as amended through December 15, 1994
            (incorporated by reference to Exhibit 3.(ii) to Occidental's Annual
            Report on Form 10-K for the fiscal year ended December 31, 1994)........
   3.3      Rights Agreement, dated as of October 17, 1986, between Occidental and
            The Chase Manhattan Bank (National Association), as the initial Rights
            Agent thereunder (subsequently replaced by Chemical Bank, as successor
            Rights Agent), together with the form of Rights certificate
            (incorporated by reference to Exhibit 4.1 to Occidental's Current Report on Form 8-K dated October 17, 1987).....................................
   5        Opinion of Robert E. Sawyer, Esq., Associate General Counsel of
            Occidental*.............................................................
  23.1      Consent of Robert E. Sawyer, Esq. (included in the opinion filed as
            Exhibit 5)*.............................................................
  23.2      Consent of Arthur Andersen LLP..........................................
  23.3      Consent of Ernst & Young LLP............................................
  23.4      Consent of Morgan Stanley & Co. Incorporated*...........................
  23.5      Consent of Castle Harlan, Inc.*.........................................
  24        Power of Attorney*......................................................


---------------

* Previously filed.